As filed with the Securities and Exchange Commission on July 19, 2018.

Registration No. 333-225927

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Riviera Resources, LLC

to be converted as described herein to

a corporation named

Riviera Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	82-5121920
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Travis Street

Houston, Texas 77002

(281) 840-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David B. Rottino

President, Chief Executive Officer and Director

600 Travis Street

Houston, Texas 77002

(281) 840-4000

(Name, address, including zip code, and telephone number, including area code, of agent for services)

Copy to:

Julian J. Seiguer

Brooks W. Antweil

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2018

PRELIMINARY PROSPECTUS

Riviera Resources, Inc.

Common Stock

(par value $0.01 per share)

This prospectus is being furnished to you in connection with the separation of Riviera Resources, Inc. from Linn Energy, Inc. (collectively with its consolidated subsidiaries, “LINN Energy”), following which Riviera Resources, Inc. will be an independent company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets (including Blue Mountain Midstream LLC), and returning capital to its stockholders. Unless otherwise indicated or the context otherwise requires, references herein to “Riviera Resources, Inc.,” “Riviera,” “we,” “our,” “us,” the “Company” and “our company” refer (i) prior to the consummation of our internal reorganization, to Linn Energy, Inc. and its consolidated subsidiaries, and (ii) after the consummation of such internal reorganization, to Riviera Resources, Inc. and its consolidated subsidiaries. In connection with the separation, LINN Energy will undergo an internal reorganization, and Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc. (the “conversion”). After the conversion, LINN Energy will complete the separation by distributing all of the outstanding shares of common stock, par value $0.01 per share, of Riviera (the “Riviera common stock” or “our common stock”) to the holders of LINN Energy’s Class A common stock, par value $0.001 per share (“LINN common stock”) on a pro rata basis. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization, the conversion and the distribution, as the “spin-off.” As discussed in greater detail below, the distribution will be a taxable distribution for U.S. federal income tax purposes, and the tax treatment to stockholders of Linn Energy, Inc. (“LINN stockholders”) will depend on, among other things, the factors discussed in this prospectus. Each LINN stockholder will receive one share of our common stock for each share of LINN common stock held by such stockholder on                 , 2018 (the “record date”). The distribution of shares will be made by way of direct registration in book-entry form only.

The distribution will be effective as of 5:00 p.m., Eastern Time, on                 , 2018. Immediately after the distribution becomes effective, Riviera will be an independent reporting company, and eventually a publicly traded company.

No vote or other action of LINN stockholders is required in connection with the spin-off (except as provided herein). We are not asking you for a proxy and you should not send us a proxy. LINN stockholders will not be required to pay any consideration for the shares of Riviera common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of LINN common stock or take any other action, other than to provide any documentation that may be required as discussed under “Material U.S. Federal Income Tax Consequences of the Spin-Off,” in connection with the spin-off.

Immediately prior to the distribution, all of the outstanding shares of Riviera common stock will be indirectly owned by Linn Energy, Inc. Accordingly, there is currently no public market for Riviera common stock. We anticipate, however, that our common stock will begin trading sometime after the distribution date, on a date to be determined. We intend to have our common stock quoted for trading on the OTC Market, where we expect to qualify as a Securities and Exchange Commission (“SEC”) reporting company, under the ticker symbol “RVRA”.

In reviewing this prospectus, you should carefully consider the matters described in “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this prospectus is                     , 2018.

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BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references herein to “Riviera Resources, Inc.,” “Riviera,” “we,” “our,” “us,” the “Company” and “our company” refer (i) prior to the consummation of our internal reorganization described under “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization,” to Linn Energy, Inc. and its consolidated subsidiaries, and (ii) after the consummation of such internal reorganization, to Riviera Resources, Inc. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, references herein to “LINN Energy” and “Parent” refer to Linn Energy, Inc. and its consolidated subsidiaries. References to “Successor” herein refer to the Company in periods subsequent to LINN Energy’s emergence from bankruptcy and references to “Predecessor” herein refer to the Company in periods prior to LINN Energy’s emergence from bankruptcy.

Riviera Resources, LLC (to be converted as described herein to a corporation named Riviera Resources, Inc.) is the registrant under the registration statement of which this prospectus forms a part and will be the financial reporting entity following the consummation of the spin-off. This prospectus includes certain historical consolidated and combined financial and other data for the Company. To effect the separation, Linn Energy, Inc. and certain of its direct and indirect subsidiaries will undertake an internal reorganization, following which Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan Resources LLC (“Roan”). Upon completion of the internal reorganization, Linn Energy, Inc. will complete the spin-off by distributing to the LINN stockholders all of the issued and outstanding Riviera common stock. See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

We derived the selected historical statements of operations and cash flow data for the ten months ended December 31, 2017, for the two months ended February 28, 2017, and for the years ended December 31, 2016 and 2015, and the selected historical balance sheet data as of December 31, 2017 and 2016, from the audited consolidated and combined financial statements of Riviera included elsewhere in this prospectus. We derived the selected historical statements of operations and cash flow data for the three months ended March 31, 2018, and for the one month ended March 31, 2017, and the selected historical balance sheet data as of March 31, 2018 and 2017, from the unaudited condensed consolidated and combined financial statements of Riviera included elsewhere in this prospectus. We derived the selected historical statements of operations data for the years ended December 31, 2014 and 2013 and the selected historical balance sheet data as of December 31, 2015, 2014 and 2013, from the unaudited consolidated and combined financial statements of Riviera that are not included in this prospectus. We have prepared our unaudited condensed consolidated and combined financial statements on the same basis as our audited consolidated and combined financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.

Our selected historical financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy. For example, our historical consolidated and combined financial statements include certain costs that may not be representative of the future costs we will incur as an independent, public company. In addition, our historical consolidated and combined financial statements include our historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.

This prospectus also includes an unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 and unaudited pro forma condensed consolidated and combined statement of operations for the three months ended March 31, 2018 and the year ended December 31, 2017, which present our consolidated and combined financial position and results of operations after giving effect to the spin-off, including the separation and the other transactions described under “Unaudited Pro Forma Condensed Consolidated and Combined

Financial Information.” The unaudited pro forma condensed consolidated and combined financial data presented in this prospectus has been prepared for illustrative purposes only, is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy.

You should read the sections titled “Selected Historical Consolidated and Combined Financial Data” and “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information,” each of which is qualified in its entirety by reference to the audited and unaudited consolidated and combined financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including in the sections titled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless otherwise indicated or the context otherwise requires, all information in this prospectus gives effect to the effectiveness of our certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Unless otherwise indicated or the context otherwise requires, all acreage, drilling location, well count, working interest and reserve information in this prospectus refers to the Company’s assets as of December 31, 2017. Such operational data include amounts attributable to the assets sold by the Company in 2018 pursuant to the New Mexico Assets Sale, the Altamont Bluebell Assets Sale, the West Texas Assets Sale, and the Oklahoma and Texas Assets Sale (each as defined herein). In addition, equity method investments include the Company’s share of Roan’s reserves. The Company’s historical 50% equity interest in Roan will be retained by LINN Energy following the spin-off. See “Summary—Recent Developments.”

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q: What is the spin-off?

A: The spin-off is the series of transactions by which we will separate from Linn Energy, Inc. In connection with the spin-off, LINN Energy will distribute to LINN stockholders all of the outstanding shares of Riviera common stock. We refer to this as the distribution. Following the spin-off, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company, and LINN Energy will not retain any ownership interest in Riviera.

Q: What will I receive in the spin-off?

A: As a holder of LINN common stock, you will retain your shares of LINN common stock and will receive one share of Riviera common stock for each share of LINN common stock you own as of the record date. Thus, no fractional shares of Riviera common stock will be issued pursuant to the distribution. The number of shares of LINN common stock you own and your proportionate interest in LINN Energy will not change as a result of the spin-off. See “The Spin-Off.”

Q: What is Riviera Resources, Inc., and why is LINN Energy separating Riviera Resources, Inc.’s business and distributing Riviera Resources, Inc. common stock?

A: Immediately prior to the distribution, Riviera Resources, Inc. will be a direct, wholly owned subsidiary of Linn Energy, Inc. After the spin-off is completed, Riviera will be a new independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain Midstream LLC (“Blue Mountain”), a midstream company centered in the core of the Merge play in the Anadarko Basin. The LINN Energy board of directors has determined that the spin-off is in the best interests of LINN Energy, LINN stockholders and other constituents because the spin-off will provide a number of benefits, including: (1) enhanced strategic and management focus on the core business and growth of each company; (2) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (3) the ability to implement a tailored approach to recruiting and retaining employees at each company; (4) improved investor understanding of the business strategy and operating results of each company; and (5) enhanced investor choice by offering investment opportunities in separate entities. For a more detailed discussion of the reasons for the spin-off, see “The Spin-Off—Reasons for the Spin-Off.”

Q: Why is the spin-off of Riviera structured as a spin-off?

A: LINN Energy believes that a spin-off offers the most efficient way to accomplish a separation of its legacy assets and midstream business from LINN Energy, a higher degree of certainty of completion in a timely manner and a lower risk of disruption to current business operations.

Q: What are the conditions to the distribution?

A: The distribution is subject to the satisfaction, or waiver by LINN Energy, of the following conditions:

•	the final approval of the distribution by the LINN Energy board of directors, which approval may be given or withheld in its absolute and sole discretion;

•	the separation and distribution agreement by and between LINN Energy and Riviera (the “Separation and Distribution Agreement”) and the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	all conditions precedent to that certain second amendment (the “Credit Facility Amendment”) to LINN Energy’s senior secured reserve-based revolving loan facility (the “Revolving Credit Facility”) necessary to effectuate the spin-off shall have been satisfied or waived in accordance with its terms;

•	our Registration Statement on Form S-1, of which this prospectus forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and no proceedings to suspend the effectiveness thereof pending before or threatened by the SEC;

•	prior to the distribution date, this prospectus shall have been mailed to the LINN stockholders as of the record date;

•	all material governmental approvals and other consents necessary to consummate the spin-off or any portion thereof shall have been obtained and be in full force and effect; and

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off.

See “The Spin-Off—Conditions to the Distribution.”

Q: Can LINN Energy decide to not proceed with the distribution even if all of the conditions to the distribution have been met?

A: Yes. Until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied.

Q: What is being distributed in the spin-off?

A: Approximately                  shares of Riviera common stock will be distributed in the spin-off, based on the number of shares of LINN common stock expected to be outstanding as of                 , 2018, the record date, and assuming each holder of LINN common stock will receive one share of Riviera common stock for each share of LINN common stock. The actual number of shares of Riviera common stock distributed will be calculated as of the record date. The shares of Riviera common stock distributed by Linn Energy, Inc. will constitute all of the issued and outstanding shares of Riviera common stock immediately prior to the distribution.

Q: When is the record date for the distribution?

A: The LINN Energy board of directors will designate the close of business as of 5:00 p.m., Eastern Time, on                 , 2018, which we refer to as the “record date,” as the record ownership date for the distribution.

Q: When will the distribution occur?

A: The distribution date of the spin-off is                 , 2018. We expect that it will take the distribution agent, acting on behalf of LINN Energy, up to two weeks after the distribution date to fully distribute the shares of Riviera common stock to LINN stockholders.

Q: What do I have to do to participate in the spin-off?

A: You are not required to take any action other than to provide any documentation that may be required as discussed under “Material U.S. Federal Income Tax Consequences of the Spin-Off,” including with respect to certain FIRPTA documentation that may be required by the applicable withholding agent. No stockholder

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approval of the distribution is required or sought. You are not being asked for a proxy. Other than to provide any documentation that may be required as discussed herein, no action is required on your part to receive your shares of Riviera common stock. You will neither be required to pay anything for the shares of Riviera common stock nor be required to surrender any shares of LINN common stock to participate in the spin-off.

Q: What if I hold my shares through a broker, bank or other nominee?

A: Holders of LINN common stock who hold their shares through a broker, bank or other nominee will have their brokerage account credited with shares of Riviera common stock. For additional information, those stockholders are encouraged to contact their broker, bank or nominee directly.

Q: Do I have appraisal rights in connection with the spin-off?

A: No. Holders of LINN common stock are not entitled to appraisal rights in connection with the spin-off.

Q: What are the U.S. federal income tax consequences of the spin-off?

A: The spin-off will be a taxable distribution. The material U.S. federal income tax consequences of the distribution are described in more detail under “Material U.S. Federal Income Tax Consequences of the Spin-Off.” Information regarding tax matters in this prospectus is for general information purposes only and does not constitute tax advice. STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

Q: How will Riviera common stock trade?

A: There is currently no public market for Riviera common stock. We intend to have our common stock quoted for trading on the OTC Market, where we expect to qualify as an SEC-reporting company, under the ticker symbol “RVRA”. We expect that our common stock will begin trading sometime after the distribution date, on a date to be determined. We cannot predict the trading prices for our common stock when such trading begins.

Q: Will my shares of LINN common stock continue to trade on the OTC Market?

A: Yes. LINN common stock will continue to trade on the OTC Market under the symbol “LNGG.”

Q: If I sell, on or before the distribution date, shares of LINN common stock that I held as of the record date, am I still entitled to receive shares of Riviera common stock distributable with respect to the shares of LINN common stock I sold?

A: We anticipate that, pursuant to Rule 11140 promulgated by the Financial Industry Regulatory Authority (“FINRA”), FINRA will set an “ex-distribution date” for our common stock as the first business day following the distribution date; however, we can provide no assurance as to the ex-distribution date that FINRA will ultimately set. If you hold shares of LINN common stock as of the record date for the distribution and choose to sell those shares after the record date for the distribution and on or before the distribution date, you will also be selling the right to receive the shares of Riviera common stock in connection with the spin-off (assuming that FINRA sets an ex-distribution date of the first business day following the distribution date). You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your LINN common stock prior to or on the distribution date.

Q: Will the spin-off affect the trading price of my LINN common stock?

A: Yes. The trading price of shares of LINN common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of Riviera. However, we cannot predict the price at which the shares of LINN common stock will trade following the spin-off.

Q: Who will form the senior management team and board of directors of Riviera after the spin-off?

A: The executive officers and members of the board of directors of Riviera (“our board of directors”) following the spin-off will include: David B. Rottino, who will serve as our President and Chief Executive Officer and a director; Daniel Furbee, who will serve as our Executive Vice President and Chief Operating Officer; James G. Frew, who will serve as our Executive Vice President and Chief Financial Officer; Darren Schluter, who will serve as our Executive Vice President, Finance, Administration and Chief Accounting Officer; Holly Anderson, who will serve as our Executive Vice President and General Counsel; and Matthew Bonanno, Philip Brown, C. Gregory Harper, Evan Lederman and Andrew Taylor, as directors. Mr. Harper will also serve as President and Chief Executive Officer of Blue Mountain. See “Management” for more information on our executive officers and board of directors.

Q: What will the relationship be between LINN Energy and Riviera after the spin-off?

A: Following the spin-off, Riviera will be an independent reporting company, and eventually a publicly traded company, and LINN Energy will have no continuing stock ownership interest in Riviera. We will have entered into a Separation and Distribution Agreement and several other agreements with LINN Energy related to the spin-off. These agreements will govern the relationship between us and LINN Energy after completion of the spin-off and provide for the allocation between us and LINN Energy of various assets, liabilities, rights and obligations. These agreements will also include arrangements with respect to tax matters and transitional services to be provided by us to LINN Energy. In addition, certain members of our board of directors serve on the LINN Energy board of directors. See “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off” and “Management.”

Q: What will Riviera’s dividend policy be after the spin-off?

A: We do not intend, following the spin-off, to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any decision to declare and pay dividends will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future. Any future payment of cash dividends would be subject to the restrictions in the Revolving Credit Facility and in the $200 million revolving credit facility that we expect Blue Mountain to enter into on the distribution date, with Royal Bank of Canada, as administrative agent, and certain other financial institutions party thereto, as lenders (the “Blue Mountain Credit Facility”). See “Dividend Policy.”

Q: What are the anti-takeover effects of the spin-off?

A: Some provisions of Delaware law, certain of our agreements with LINN Energy, and the certificate of incorporation of Riviera and the bylaws of Riviera (as each will be in effect immediately following the spin-off) may have the effect of making it more difficult to acquire control of Riviera in a transaction not approved by our board of directors. For example, our certificate of incorporation and bylaws will, among other things, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings and authorize our board of directors to issue one or more series of preferred stock. These obligations may delay, deter or prevent a takeover attempt or a removal of Riviera’s incumbent officers or directors that a Riviera stockholder might consider in his, her or its best interest. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law” for more information.

Q: What are the risks associated with the spin-off?

A: There are a number of risks associated with the spin-off and ownership of Riviera common stock. These risks are discussed under “Risk Factors.”

Q: Who will be the distribution agent, transfer agent and registrar for Riviera common stock?

A: The distribution agent, transfer agent and registrar for Riviera common stock will be American Stock Transfer & Trust Company, LLC. For questions relating to the transfer or mechanics of the stock distribution, you should contact American Stock Transfer & Trust Company, LLC toll-free at (800) 937-5449.

Q: Where can I get more information?

A: If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

American Stock Transfer & Trust Company, LLC

Operations Center

6201 15th Avenue

Brooklyn, New York 11219

Toll-Free Number: (800) 937-5449

Before the spin-off, if you have any questions relating to the spin-off, you should contact LINN Energy at:

Linn Energy, Inc.

Investor Relations

600 Travis Street

Houston, Texas 77002

Phone: (281) 840-4110

Email: ir@linnenergy.com

http://ir.linnenergy.com

After the spin-off, if you have any questions relating to Riviera, you should contact Riviera at:

Riviera Resources, Inc.

Investor Relations

600 Travis Street

Houston, Texas 77002

Phone: (281) 840-4110

Email: ir@rvraresources.com

http://rivieraresourcesinc.com

SUMMARY

This summary highlights information contained in this prospectus and provides an overview of Riviera Resources, Inc., our spin-off from Linn Energy, Inc. and the distribution of our common stock by LINN Energy to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire prospectus carefully, particularly the sections titled “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information” and our audited and unaudited consolidated and combined financial statements and the notes thereto included in this prospectus.

Our Company

We are currently an indirect subsidiary of Linn Energy, Inc. After the spin-off is completed, we will be an independent oil and natural gas company with a strategic focus on efficiently operating our mature low-decline assets, developing our growth-oriented assets, and returning capital to our stockholders. We will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin. LINN Energy will not retain any ownership interest in us following the spin-off.

Relationship with LINN Energy

Linn Energy, Inc. is an independent oil and natural gas company that was formed on February 14, 2017, in connection with the reorganization of its predecessor, Linn Energy, LLC. Linn Energy, LLC was publicly traded on the NASDAQ stock exchange from January 2006 to February 2017. In May 2016, following the steep decline in oil and natural gas prices between 2014 and 2016, and after wide ranging efforts to proactively improve its capital structure, Linn Energy, LLC (together with certain of its direct and indirect subsidiaries and affiliates, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). During the pendency of the Chapter 11 proceedings, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Linn Energy, Inc. emerged from bankruptcy effective February 28, 2017.

Following the spin-off, we will have an ongoing relationship with LINN Energy, which owns a 50% equity interest in Roan. Under the Transition Services Agreement, we will provide transitional services to LINN Energy for, among other things, finance, information technology, human resources and other services, for a limited time to help ensure an orderly transition following the distribution. For a more detailed description, see “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off.”

Certain members of our board of directors also serve on the LINN Energy board of directors. See “Management.”

Operating Regions

Our properties are located in six operating regions in the United States:

•	Hugoton Basin, which includes oil and natural gas properties, as well as the Jayhawk natural gas processing plant, located in Kansas;

•	East Texas, which includes oil and natural gas properties producing primarily from the Cotton Valley and Bossier Sandstone;

•	North Louisiana, which includes oil and natural gas properties producing primarily from the Cotton Valley Sandstones;

•	Michigan/Illinois, which includes properties producing from the Antrim Shale formation located in northern Michigan and oil properties in southern Illinois;

•	Uinta Basin, which includes non-operated properties located in the Dunkards Wash field in Utah (which was included in the Company’s previous Rockies operating region); and

•	Mid-Continent, which includes properties in the Northwest STACK in northwestern Oklahoma, the Arkoma STACK located in southeastern Oklahoma, and various other oil and natural gas producing properties throughout Oklahoma, as well as the Chisholm Trail midstream business located in the Merge/SCOOP/STACK play (“Chisholm Trail”).

Our proved reserves at December 31, 2017, were approximately 1,968 Bcfe, of which approximately 70% were natural gas, 22% were natural gas liquids (“NGL”) and 8% were oil. Approximately 97% were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $1.05 billion. At December 31, 2017, we operated 10,545, or approximately 66%, of our 15,918 gross productive wells.

In July 2017, Blue Mountain entered into a definitive agreement with BCCK Engineering, Inc. (“BCCK”) to construct the Chisholm Trail Cryogenic Gas Plant. Blue Mountain’s assets include the Chisholm Trail midstream business located in Oklahoma. Chisholm Trail is located in the Merge/SCOOP/STACK play in the Mid-Continent region and has approximately 108 miles of existing natural gas gathering pipeline and approximately 60 MMcf/d of current refrigeration capacity.

The Chisholm Trail Cryogenic Gas Plant was successfully commissioned in the second quarter of 2018. As of July 2018, the plant had an initial design capacity of approximately 150 MMcf/d of processing capacity, with an additional 100 MMcf/d expected to become available by the fourth quarter of 2018 as additional compression is brought on line. Infrastructure expansions are also underway to add low and high pressure gathering pipelines to accommodate incremental production throughput.

Recent Developments

Divestitures

Below are our completed divestitures in 2017 and 2018:

•	On April 10, 2018, we completed the sale of our conventional properties located in New Mexico (the “New Mexico Assets Sale”) and received cash proceeds of approximately $15 million.

•	On April 4, 2018, we completed the sales of our interest in properties located in Altamont Bluebell Field in Utah (the “Altamont Bluebell Assets Sale”) and received cash proceeds of approximately $129 million.

•	On March 29, 2018, we completed the sale of our interest in conventional properties located in west Texas (the “West Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $108 million (including approximately $12 million of restricted cash released in April 2018), net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $53 million.

•	On February 28, 2018, we completed the sale of our Oklahoma waterflood and Texas Panhandle properties (the “Oklahoma and Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $112 million (including a deposit of approximately $12 million received in 2017), net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $48 million.

•	On November 30, 2017, we completed the sale of our interest in properties located in the Williston Basin. Cash proceeds received from the sale of these properties were approximately $255 million, net of costs to sell of approximately $3 million, and we recognized a net gain of approximately $116 million.

•	On November 30, 2017, we completed the sale of our interest in properties located in Wyoming. Cash proceeds received from the sale of these properties were approximately $193 million, net of costs to sell of approximately $2 million, and we recognized a net gain of approximately $175 million.

•	On September 12, 2017, August 1, 2017, and July 31, 2017, we completed the sale of our interest in certain properties located in south Texas. Combined cash proceeds received from the sales of these properties were approximately $48 million, net of costs to sell of approximately $1 million, and we recognized a combined net gain of approximately $14 million.

•	On August 23, 2017, July 28, 2017, and May 9, 2017, we completed the sale of our interest in certain properties located in Texas and New Mexico. Combined cash proceeds received from the sale of these properties were approximately $31 million and we recognized a combined net gain of approximately $29 million.

•	On July 31, 2017, we completed the sale of our interest in properties located in the San Joaquin Basin in California (the “San Joaquin Basin Sale”). Cash proceeds received from the sale of these properties were approximately $253 million, net of costs to sell of approximately $4 million, and we recognized a net gain of approximately $120 million.

•	On July 21, 2017, we completed the sale of our interest in properties located in the Los Angeles Basin in California (the “Los Angeles Basin Sale”). Cash proceeds received from the sale of these properties were approximately $93 million, net of costs to sell of approximately $2 million, and we recognized a net gain of approximately $2 million. We will receive an additional $7 million contingent payment if certain operational requirements are satisfied within one year from the date of sale.

•	On June 30, 2017, we completed the sale of our interest in properties located in the Salt Creek Field in Wyoming. Cash proceeds received from the sale of these properties were approximately $73 million, net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $30 million.

•	On May 31, 2017, we completed the sale of our interest in properties located in western Wyoming. Cash proceeds received from the sale of these properties were approximately $559 million, net of costs to sell of approximately $6 million, and we recognized a net gain of approximately $277 million.

As a result of our strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), we classified the assets and liabilities, results of operations and cash flows of our California properties as discontinued operations on the consolidated and combined financial statements included elsewhere in this prospectus.

Internal Reorganization

As part of the spin-off, LINN Energy will effect an internal reorganization, and Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc. In connection with such conversion, all of the membership interests in our company will be converted into                  shares of common stock in Riviera Resources, Inc. Following the conversion, we will be subject to taxation at the company level.

Following the internal reorganization and conversion, Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan. Upon completion of the internal reorganization, LINN Energy will complete the spin-off by distributing to the LINN stockholders all of the issued and outstanding Riviera common stock. See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

After completion of the spin-off:

•	Riviera Resources, Inc. (OTC: RVRA) will be an independent oil and gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to our stockholders. Riviera will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin.

•	Linn Energy, Inc. (OTCQB: LNGG) will continue to be an independent, publicly traded company and will own a 50% equity interest in Roan, which is focused on the accelerated development of the Merge/SCOOP/STACK play in Oklahoma.

Other Information

We were formed as a Delaware limited liability company in April 2018. Our principal executive offices are located at 600 Travis Street, Houston, Texas 77002. The main telephone number is (281) 840-4000. Our website address is www.rivieraresourcesinc.com. Information contained on, or connected to, our website or LINN Energy’s website does not and will not constitute a part of this prospectus or the registration statement on Form S-1 of which this prospectus is a part.

Summary of the Spin-Off

Distributing Company	Linn Energy, Inc., a Delaware corporation, which holds all of our common stock prior to the distribution. After the distribution, LINN Energy will not own any shares of Riviera common stock.

Distributed Company	Riviera Resources, Inc., a Delaware corporation, and immediately prior to the spin-off, an indirect subsidiary of Linn Energy, Inc. After the spin-off, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company.

Distributed Securities	All of the outstanding shares of Riviera common stock.

Record Date	The record date for the distribution is 5:00 p.m., Eastern Time, on , 2018.

Distribution Date	The distribution date is expected to be , 2018.

Distribution Ratio	Each holder of LINN common stock will receive one share of Riviera common stock for each share of LINN common stock held at 5:00 p.m., Eastern Time, on , 2018.

Immediately following the spin-off, Riviera Resources, Inc. expects to have approximately record holders of shares of common stock and approximately shares of common stock outstanding, based on the number of record holders and outstanding shares of LINN common stock on , 2018 and assuming each holder of LINN common stock will receive one share of Riviera common stock for each share of LINN common stock. The actual number of shares to be distributed will be determined as of the record date and will reflect any repurchases of shares of LINN common stock and issuances of shares of LINN common stock in respect of awards under Linn Energy, Inc. equity-based incentive plans between the date the LINN Energy board of directors declares the dividend for the distribution and the record date for the distribution.

The Distribution	On the distribution date, Linn Energy, Inc. will release the shares of Riviera common stock to the distribution agent to distribute to LINN stockholders. The distribution of shares will be made by way of direct registration in book-entry form only, meaning that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Riviera common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of LINN common stock or take any other action, other than to provide any documentation that may be required as discussed under “Material U.S. Federal Income Tax Consequences of the Spin-Off,” including with respect to certain FIRPTA documentation that may be required by the applicable withholding agent, to receive your shares of Riviera common stock.

Conditions to the Distribution	We expect that the distribution will be effective as of 5:00 p.m., Eastern Time, on , 2018, the distribution date. The distribution is subject to the satisfaction, or waiver by LINN Energy, of the following conditions:

•	the final approval of the distribution by the LINN Energy board of directors, which approval may be given or withheld in its absolute and sole discretion;

•	the Separation and Distribution Agreement and the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	all conditions precedent to the Credit Facility Amendment necessary to effectuate the spin-off shall have been satisfied or waived in accordance with its terms;

•	our Registration Statement on Form S-1, of which this prospectus forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and no proceedings to suspend the effectiveness thereof pending before or threatened by the SEC;

•	prior to the distribution date, this prospectus shall have been mailed to the LINN stockholders as of the record date;

•	all material governmental approvals and other consents necessary to consummate the spin-off or any portion thereof shall have been obtained and be in full force and effect; and

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off.

We are not aware of any material U.S. federal, non-U.S. or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with the rules and regulations of the SEC, approval of our application to be quoted on the OTC Market by the Financial Industry Regulatory Authority (“FINRA”), and the declaration of effectiveness of the Registration Statement on Form S-1, of which this prospectus forms a part, by the SEC, in connection with the distribution. LINN Energy and Riviera cannot assure you that any or all of these conditions will be met and Linn Energy, Inc. may waive any of the conditions to the distribution. In addition, until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. For more information, see “The Spin-Off—Conditions to the Distribution.”

Reasons for the Spin-Off	The LINN Energy board of directors and management believe the benefits of the spin-off will include:

•	enhanced strategic and management focus on the core business and growth of each company;

•	more efficient capital allocation, direct access to capital and expanded growth opportunities for each company;

•	the ability to implement a tailored approach to recruiting and retaining employees at each company;

•	improved investor understanding of the business strategy and operating results of each company; and

•	enhanced investor choice by offering investment opportunities in separate entities.

Trading Market and Symbol	We intend to have our common stock quoted for trading on the OTC Market, where we expect to qualify as an SEC-reporting company, under the ticker symbol “RVRA”. We do not expect that our common stock will trade on or before the distribution date. Trading of shares of our common stock is expected to begin on a date to be determined after the distribution date if and when our trading symbol application with FINRA is approved.

We also anticipate that FINRA will set an “ex-distribution date” for our common stock as the first business day following the distribution date; however, we can provide no assurance as to the ex-distribution date that FINRA will ultimately set. If you hold shares of LINN common stock as of the record date for the distribution and choose to sell those shares after the record date for the distribution and on or before the distribution date, you will also be selling the right to receive the shares of Riviera common stock in connection with the spin-off (assuming that FINRA sets an ex-distribution date of the first business day following the distribution date).

Tax Consequences of the Spin-Off	The internal reorganization preceding the distribution should not result in any material U.S. federal income tax consequences to holders of LINN common stock.

A U.S. Holder receiving our shares in the distribution will be treated as receiving a distribution to the extent of the fair market value of the shares received on the distribution date. That distribution will be treated as taxable dividend income to the extent of such U.S. Holder’s ratable share of LINN Energy’s current and accumulated earnings and profits, if any (including any additional earning and profits recognized by LINN Energy as a result of the distribution). Any amount that exceeds LINN Energy’s earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of LINN common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain. For a more detailed discussion see “Material

U.S. Federal Income Tax Consequences of the Spin-Off,” included elsewhere in this prospectus.

A Non-U.S. Holder receiving our shares in the distribution may be subject to U.S. federal withholding tax unless the Non-U.S. Holder provides certain valid documentation certifying such holder’s qualification for a reduced rate or exemption. In addition, a Non-U.S. Holder receiving our shares in the distribution may be subject to U.S. federal income tax in certain other circumstances. In particular, a Non-U.S. Holder that owned, directly or indirectly, at any time since LINN Energy’s formation, more than 5% of the shares of LINN common stock and that is not eligible for any treaty exemption may be subject to U.S. federal income tax on any gain recognized by such Non-U.S. Holder on the distribution. For a more detailed discussion of the circumstances that could produce taxable gain for a Non-U.S. Holder in connection with the distribution, see “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with LINN Energy after the Spin-Off	Before our spin-off from LINN Energy, we will enter into a Separation and Distribution Agreement and several other agreements with LINN Energy related to the spin-off. These agreements will govern the relationship between us and LINN Energy after completion of the spin-off and provide for the allocation between us and LINN Energy of various assets, liabilities, rights and obligations. These agreements include:

•	a Separation and Distribution Agreement with Linn Energy, Inc., which will provide for the allocation of assets and liabilities between us and LINN Energy and will establish the rights and obligations between the parties following the distribution;

•	a Transition Services Agreement with Linn Energy, Inc., pursuant to which we will provide certain services to Linn Energy, Inc. on an interim basis following the distribution; and

•	a Tax Matters Agreement with LINN Energy, regarding the sharing of tax liabilities incurred, and tax assets generated, before and after completion of the spin-off and certain indemnification rights with respect to tax matters.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Certain members of our board of directors also serve on the LINN Energy board of directors. See “Management.”

Dividend Policy	We do not intend, following the spin-off, to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any decision to declare and pay dividends will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future. Any future payment of cash dividends would be subject to the restrictions in the Revolving Credit Facility and the Blue Mountain Credit Facility. See “Dividend Policy.”

Transfer Agent	American Stock Transfer & Trust Company, LLC.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, regulation, the spin-off and our common stock. We also are subject to risks relating to our relationship with LINN Energy and our being an independent company following the spin-off. You should carefully read the risk factors set forth in the section titled “Risk Factors” in this prospectus.

Summary Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial Data

The following table presents summary historical and unaudited pro forma condensed consolidated and combined financial data of Riviera. Following the spin-off, Riviera will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan. Riviera will be the financial reporting entity following the consummation of the spin-off.

We derived the summary historical statements of operations and cash flow data for the ten months ended December 31, 2017, for the two months ended February 28, 2017, and for the years ended December 31, 2016 and 2015, and the summary historical balance sheet data as of December 31, 2017 and 2016, from the audited consolidated and combined financial statements of Riviera included elsewhere in this prospectus. We derived the selected historical statements of operations and cash flow data for the three months ended March 31, 2018, and for the one month ended March 31, 2017, and the selected historical balance sheet data as of March 31, 2018 and 2017, from the unaudited condensed consolidated and combined financial statements of Riviera included elsewhere in this prospectus. This summary historical financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy. For example, our historical consolidated and combined financial statements include certain costs that may not be representative of the future costs we will incur as an independent, public company. In addition, our historical consolidated and combined financial statements include our historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.

The summary unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 and summary unaudited pro forma condensed consolidated and combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 present our consolidated and combined financial position and results of operations after giving effect to the spin-off and related transactions as well as the other transactions described under “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information.” The summary unaudited pro forma condensed consolidated balance sheet data as of March 31, 2018 has been prepared to reflect the spin-off and related transactions as if they had been completed as of March 31, 2018. The summary unaudited pro forma condensed consolidated and combined statement of operations data for the three months ended March 31, 2018 and the year ended December 31, 2017 have been prepared to reflect the spin-off and related transactions, as well as the other transactions described under “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information,” as if they had been completed as of January 1, 2017. The summary unaudited pro forma financial data is presented for illustrative purposes only, is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The summary historical and unaudited pro forma condensed consolidated and combined financial data below should be read together with the audited and unaudited consolidated and combined financial statements and related notes thereto, as well as the sections titled “Capitalization,” “Selected Historical Consolidated and Combined Financial Data,” “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Pro Forma		Successor			Predecessor
	Three Months Ended March 31, 2018	Year Ended December 31, 2017	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
							2016	2015
(in thousands)
Statements of operations data:
Revenues and other:
Oil, natural gas and natural gas liquids sales	$136,876	$773,218	$136,876	$709,363	$80,325	$188,885	$874,161	$1,065,795
Gains (losses) on oil and natural gas derivatives	(15,030)	106,224	(15,030)	13,533	(11,959)	92,691	(164,330)	1,027,014
Marketing revenues	46,267	89,579	46,267	82,943	2,914	6,636	36,505	43,876
Other revenues	5,894	30,748	5,894	20,839	2,028	9,915	93,308	97,771

	174,007	999,769	174,007	826,678	73,308	298,127	839,644	2,234,456

Expenses:
Lease operating expenses	47,884	239,964	47,884	208,446	24,630	49,665	296,891	352,077
Transportation expenses	19,094	122,032	19,094	113,128	13,723	25,972	161,574	167,023
Marketing expenses	41,755	73,828	41,755	69,008	2,539	4,820	29,736	35,278
General and administrative expenses	44,779	147,094	44,779	117,347	10,408	71,745	237,841	285,996
Exploration costs	1,202	3,230	1,202	3,137	55	93	4,080	9,473
Depreciation, depletion and amortization	28,465	144,579	28,465	133,711	17,847	47,155	342,614	513,508
Impairment of long-lived assets	—	—	—	—	—	—	165,044	5,024,944
Taxes, other than income taxes	8,452	53,434	8,452	47,553	7,077	14,877	67,644	97,683
(Gains) losses on sale of assets and other, net	(106,075)	(361,918)	(106,075)	(623,072)	484	829	16,257	(194,805)

	85,556	422,243	85,556	69,258	76,763	215,156	1,321,681	6,291,177

Other income and (expenses):
Interest expense, net of amounts capitalized	(404)	(5,469)	(404)	(12,380)	(4,200)	(16,725)	(184,870)	(456,749)
Gain on extinguishment of debt	—	—	—	—	—	—	—	708,050
Earnings from equity method investments	221	667	25,345	11,840	39	157	699	685
Other, net	(170)	(6,382)	(170)	(6,233)	(388)	(149)	(2,345)	(13,988)

	(353)	(11,184)	24,771	(6,773)	(4,549)	(16,717)	(186,516)	237,998

	Pro Forma		Successor			Predecessor
	Three Months Ended March 31, 2018	Year Ended December 31, 2017	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
							2016	2015
(in thousands)
Reorganization items, net	(1,951)	—	(1,951)	(8,533)	(2,565)	2,521,137	336,120	—

Income (loss) from continuing operations before income taxes	86,147	566,342	111,271	742,114	(10,569)	2,587,391	(332,433)	(3,818,723)
Income tax expense (benefit)	34,262	320,449	40,332	389,914	(4,446)	(166)	11,300	(6,307)

Income (loss) from continuing operations	$51,885	$245,893	70,939	352,200	(6,123)	2,587,557	(343,733)	(3,812,416)

Income (loss) from discontinued operations, net of income taxes			—	82,995	457	(548)	(18,354)	9,586

Net income (loss)			$70,939	$435,195	$(5,666)	$2,587,009	$(362,087)	$(3,802,830)

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
					2016	2015
(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$50,866	$231,021	$17,763	$152,714	$875,306	$1,127,700
Investing activities	160,260	1,257,352	(22,384)	(58,756)	(230,438)	(276,023)
Financing activities	(427,589)	(1,111,473)	(48,595)	(437,730)	(164,150)	(850,886)

		Successor		Predecessor
	Pro Forma March 31, 2018	March 31, 2018	December 31, 2017	December 31,
				2016	2015
(in thousands)
Balance sheet data:
Total assets	$1,978,542	$2,472,220	$2,868,125	$4,444,151	$6,018,375
Current portion of long-term debt, net	—	—	—	1,937,729	2,841,518
Long-term debt, net	—	—	—	—	4,447,308
Liabilities subject to compromise	—	—	—	4,280,005	—
Total equity (deficit)	1,508,214	2,001,892	2,339,046	(2,587,009)	(2,110,804)

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
					2016	2015
Production data:
Average daily production—Continuing operations:
Natural gas (MMcf/d)	266	386	496	495	511	549
Oil (MBbls/d)	8.5	17.8	20.8	20.2	22.1	27.4
NGL (MBbls/d)	14.1	20.5	23.1	21.4	25.4	25.6
Total (MMcfe/d)	401	616	759	745	796	867
Average daily production—Equity method investments: (1)
Total (MMcfe/d)	113	30	—	—	—	—
Average daily production—Discontinued operations: (2)
Total (MMcfe/d)	—	14	29	30	32	30

	Successor	Predecessor
	December 31, 2017	December 31,
		2016	2015

Reserves data: (3)
Proved reserves—Continuing operations:
Natural gas (Bcf)	1,377	2,290	2,212
Oil (MMBbls)	27	73	74
NGL (MMBbls)	72	104	97
Total (Bcfe)	1,968	3,350	3,240
Proved reserves—Equity method investments: (1)
Total (Bcfe)	694	—	—
Proved reserves—Discontinued operations:
Total (Bcfe)	—	170	195

(1)	Represents the Company’s historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.
(2)	Production of the Company’s California properties reported as discontinued operations for 2017 is for the period from January 1, 2017 through July 31, 2017.
(3)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The risk factors generally have been separated into four groups: business risks, regulatory risks, risks relating to the spin-off and risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties we face are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

We may be subject to risks in connection with divestitures.

In 2017 and the first quarter of 2018, we completed divestitures of a significant portion of our assets, as discussed in “Summary—Recent Developments.” In connection with these or other future transactions, we may sell our core or non-core assets in order to increase capital resources available for other core assets, create organizational and operational efficiencies or for other purposes. Various factors could materially affect our ability to dispose of such assets, including the approvals of governmental agencies or third parties and the availability of purchasers willing to acquire the assets with terms we deem acceptable. Though we continue to evaluate various options for the divestiture of such assets, there can be no assurance that this evaluation will result in any specific action.

Sellers often retain certain liabilities or agree to indemnify buyers for certain matters related to the sold assets. The magnitude of any such retained liability or of the indemnification obligation is difficult to quantify at the time of the transaction and ultimately could be material. Also, as is typical in divestiture transactions, third parties may be unwilling to release us from guarantees or other credit support provided prior to the sale of the divested assets. As a result, after a divestiture, we may remain secondarily liable for the obligations guaranteed or supported to the extent that the buyer of the assets fails to perform these obligations.

Commodity prices are volatile, and prolonged depressed prices or a further decline in prices would reduce our revenues, profitability and net cash provided by operating activities and would significantly affect our financial condition and results of operations.

Our revenues, profitability, cash flow and the carrying value of our properties depend on the prices of and demand for oil, natural gas and NGL. Historically, the oil, natural gas and NGL markets have been very volatile and are expected to continue to be volatile in the future, and prolonged depressed prices or a further decline in prices will significantly affect our financial results and impede our growth. Changes in oil, natural gas and NGL prices have a significant impact on the value of our reserves and on our net cash provided by operating activities. In addition, revenues from certain wells may exceed production costs and nevertheless not generate sufficient return on capital. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for them, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil, natural gas and NGL;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing and consuming countries;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain price and production controls;

•	the impact of the U.S. dollar exchange rates on oil, natural gas and NGL prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity and capacity of pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

Prolonged depressed prices or a further decline in prices would reduce our revenues, profitability and net cash provided by operating activities and would significantly affect our financial condition and results of operations.

Future declines in commodity prices, changes in expected capital development, increases in operating costs or adverse changes in well performance may result in write-downs of the carrying amounts of our assets, which could materially and adversely affect our results of operations in the period incurred.

We evaluate the impairment of our oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future declines in oil, natural gas and NGL prices, changes in expected capital development, increases in operating costs or adverse changes in well performance, among other things, may result in us having to make material write-downs of the carrying amounts of our assets, which could materially and adversely affect our results of operations in the period incurred.

Disruptions in the capital and credit markets, continued low commodity prices and other factors may restrict our ability to raise capital on favorable terms, or at all.

Disruptions in the capital and credit markets, in particular with respect to companies in the energy sector, could limit our ability to access these markets or may significantly increase our cost to borrow. Continued low commodity prices, among other factors, have caused some lenders to increase interest rates, enact tighter lending standards which we may not satisfy, and in certain instances have reduced or ceased to provide funding to borrowers. If we are unable to access the capital and credit markets on favorable terms or at all, it could adversely affect our business and financial condition.

LINN Energy emerged from bankruptcy in February 2017, which could adversely affect our business and relationships.

It is possible that LINN Energy’s having filed for bankruptcy and its emergence from bankruptcy could adversely affect our business and relationships with customers, vendors, royalty and working interest owners, employees, service providers and suppliers. Due to uncertainties, many risks exist, including the following:

•	vendors or other contract counterparties could terminate their relationship or require financial assurances or enhanced performance;

•	the ability to renew existing contracts and compete for new business may be adversely affected;

•	the ability to attract, motivate and/or retain key executives and employees may be adversely affected;

•	employees may be distracted from performance of their duties or more easily attracted to other employment opportunities; and

•	competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.

The occurrence of one or more of these events could adversely affect our business, operations, financial condition and reputation. We cannot assure you that LINN Energy’s having been subject to bankruptcy protection will not adversely affect our operations in the future.

Our financial information after the impact of fresh start accounting and numerous divestitures may not be meaningful to investors.

Upon LINN Energy’s emergence from bankruptcy, we adopted fresh start accounting and, as a result, our assets and liabilities were recorded at fair value as of the fresh start reporting date, which differ materially from the recorded values of assets and liabilities on our historical consolidated and combined balance sheets. As a result of the adoption of fresh start accounting, along with the numerous divestitures of properties in 2017 and the first quarter of 2018, our historical results of operations and period-to-period comparisons of those results and certain other financial data may not be meaningful or indicative of future results. The lack of comparable historical financial information may discourage investors from purchasing our common stock.

We may not be able to obtain funding under the Revolving Credit Facility because of a decrease in our borrowing base, or obtain new financing, which could adversely affect our operations and financial condition.

On August 4, 2017, LINN Energy entered into the Revolving Credit Facility with $500 million in borrowing commitments and an initial borrowing base of $500 million. The maximum commitment amount was $390 million at March 31, 2018. As of March 31, 2018, there were no borrowings outstanding under the Revolving Credit Facility and there was approximately $343 million of available borrowing capacity (which includes a $47 million reduction for outstanding letters of credit). As of the date of this prospectus, a subsidiary of LINN Energy is the borrower under the Revolving Credit Facility. In connection with the Credit Facility Amendment, Riviera became a guarantor under the Revolving Credit Facility. Prior to the consummation of the spin-off, the borrower under the Revolving Credit Facility is expected to become a subsidiary of Riviera.

Redeterminations of the borrowing base under the Revolving Credit Facility are based primarily on reserve reports using lender commodity price expectations at such time. The borrowing base will be redetermined semi-annually, on April 1 and October 1. The next scheduled borrowing base redetermination will take place on October 1, 2018. Any reduction in the borrowing base will reduce our available liquidity, and, if the reduction results in the outstanding amount under the Revolving Credit Facility exceeding the borrowing base, we will be required to repay the deficiency. We may not have the financial resources in the future to make any mandatory deficiency principal prepayments required under the Revolving Credit Facility, which could result in an event of default.

In the future, we may not be able to access adequate funding under the Revolving Credit Facility as a result of (i) a decrease in our borrowing base due to the outcome of a borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. Since the process for determining the borrowing base under the Revolving Credit Facility involves evaluating the estimated value of some of our oil and natural gas properties using pricing models determined by the lenders at that time, a decline in those prices used, or further downward reductions of our reserves, likely will result in a redetermination of our borrowing base and a decrease in the available borrowing amount at the time of the next scheduled redetermination. In such case, we would be required to repay any indebtedness in excess of the borrowing base.

The Revolving Credit Facility also restricts our ability to obtain new financing. If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If net cash provided by operating activities or cash available under the Revolving Credit Facility is not sufficient to meet our capital requirements, the failure to obtain such additional debt or equity financing could result in a curtailment of our development operations, which in turn could lead to a decline in our reserves.

We may be unable to maintain compliance with the covenants in the Revolving Credit Facility and the Blue Mountain Credit Facility, which could result in an event of default under the Revolving Credit Facility or the Blue Mountain Credit Facility that, if not cured or waived, would have a material adverse effect on our business and financial condition.

Under the Revolving Credit Facility, LINN Energy is required, and following the spin-off, we will be required, to maintain (i) a maximum total net debt to last twelve months EBITDA ratio of 4.0 to 1.0, and (ii) a minimum adjusted current ratio of 1.0 to 1.0, as well as various affirmative and negative covenants. In addition, upon Blue Mountain’s execution of the Blue Mountain Credit Facility in connection with the spin-off, Blue Mountain will be required to maintain (i) for certain periods, a ratio of consolidated total debt (subject to certain carve-outs) to the sum of (a) total debt (subject to certain carve-outs) and (b) consolidated owners’ equity interest in Blue Mountain and its subsidiaries no greater than 0.35 to 1.00, and (ii) subject to satisfaction of certain conditions and for certain periods, (a) a ratio of consolidated EBITDA to consolidated interest expense no less than 2.50 to 1.00, (b) a ratio of consolidated net debt to consolidated EBITDA (the “consolidated total leverage ratio”) no greater than 4.50 to 1.00 or 5.00 to 1.00, as applicable, and (c) in case certain other kinds of debt are outstanding, a ratio of consolidated net debt secured by a lien on property of Blue Mountain to consolidated EBITDA no greater than 3.00 to 1.00. If we were to violate any of the covenants under the Revolving Credit Facility or the Blue Mountain Credit Facility and were unable to obtain a waiver or amendment, it would be considered a default after the expiration of any applicable grace period. If we were in default under the Revolving Credit Facility or the Blue Mountain Credit Facility, then the lenders may exercise certain remedies including, among others, declaring all borrowings outstanding thereunder, if any, immediately due and payable. This could adversely affect our operations and our ability to satisfy our obligations as they come due.

Restrictive covenants in the Revolving Credit Facility and the Blue Mountain Credit Facility could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Restrictive covenants in the Revolving Credit Facility and the Blue Mountain Credit Facility will impose significant operating and financial restrictions on us and our subsidiaries. These restrictions will limit our ability to, among other things:

•	incur additional liens;

•	incur additional indebtedness;

•	merge, consolidate or sell our assets;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	make certain investments; and

•	enter into transactions with our affiliates.

The Revolving Credit Facility and the Blue Mountain Credit Facility will also require us to comply with certain financial maintenance covenants as discussed above. A breach of any of these covenants could result in a default under the Revolving Credit Facility or the Blue Mountain Credit Facility, as applicable. If a default occurs and remains uncured or unwaived, the administrative agent or majority lenders under each of the Revolving Credit Facility and the Blue Mountain Credit Facility may elect to declare all borrowings outstanding thereunder, if any, together with accrued interest and other fees, to be immediately due and payable. The administrative agent or majority lenders under the Revolving Credit Facility and the Blue Mountain Credit Facility would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay our indebtedness when due or declared due, the applicable administrative agent will also have the right to proceed against the collateral pledged to it to secure the indebtedness under the Revolving Credit Facility or the Blue Mountain Credit Facility, as applicable. If such indebtedness were to be accelerated, our assets may not be sufficient to repay in full our secured indebtedness.

We may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants in the Revolving Credit Facility and the Blue Mountain Credit Facility. The restrictions contained in the Revolving Credit Facility and the Blue Mountain Credit Facility could:

•	limit our ability to plan for, or react to, market conditions, to meet capital needs or otherwise restrict our activities or business plan; and

•	adversely affect our ability to finance our operations, enter into acquisitions or to engage in other business activities that would be in our interest.

Our commodity derivative activities could result in financial losses or could reduce our income, which may adversely affect our net cash provided by operating activities, financial condition and results of operations.

To achieve more predictable net cash provided by operating activities and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we have entered into commodity derivative contracts for a portion of our production. Commodity derivative arrangements expose us to the risk of financial loss in some circumstances, including situations when production is less than expected. If we experience a sustained material interruption in our production or if we are unable to perform our drilling activity as planned, we might be forced to satisfy all or a portion of our derivative obligations without the benefit of the sale of our underlying physical commodity, which may adversely affect our net cash provided by operating activities, financial condition and results of operations.

We may be unable to hedge anticipated production volumes on attractive terms or at all, which would subject us to further potential commodity price uncertainty and could adversely affect our net cash provided by operating activities, financial condition and results of operations.

While we have hedged a portion of our estimated production for 2018 and 2019, our anticipated production volumes remain mostly unhedged. Based on current expectations for future commodity prices, reduced hedging market liquidity and potential reduced counterparty willingness to enter into new hedges with us, we may be unable to hedge anticipated production volumes on attractive terms or at all, which would subject us to further potential commodity price uncertainty and could adversely affect our net cash provided by operating activities, financial condition and results of operations.

Counterparty failure may adversely affect our derivative positions.

We cannot be assured that our counterparties will be able to perform under our derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, our net cash provided by operating activities, financial condition and results of operations would be adversely affected.

Unless we replace our reserves, our future reserves and production will decline, which would adversely affect our net cash provided by operating activities, financial condition and results of operations.

Producing oil, natural gas and NGL reservoirs are characterized by declining production rates that vary depending on reservoir characteristics and other factors. The overall rate of decline for our production will change if production from our existing wells declines in a different manner than we have estimated and may change when we drill additional wells, make acquisitions and under other circumstances. Thus, our future oil, natural gas and NGL reserves and production and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our net cash provided by operating activities, financial condition and results of operations. In addition, given general market conditions, we may be unable to finance potential acquisitions of reserves on terms that are acceptable to us or at all. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable.

Our estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil, natural gas and NGL in an exact manner. Reserve engineering requires subjective estimates of underground accumulations of oil, natural gas and NGL and assumptions concerning future oil, natural gas and NGL prices, production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. An independent petroleum engineering firm prepares estimates of our proved reserves. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, we make certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual amounts could greatly affect our estimates of reserves, the economically recoverable quantities of oil, natural gas and NGL attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Decreases in commodity prices can result in a reduction of our estimated reserves if development of those reserves would not be economic at those lower prices. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGL we ultimately recover being different from our reserve estimates.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil, natural gas and NGL reserves. We base the estimated discounted future net cash flows from our proved reserves on an unweighted average of the first-day-of-the month price for each month during the 12-month calendar year and year-end costs. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil, natural gas and NGL;

•	the amount and timing of actual production;

•	capital and operating expenditures;

•	the timing and success of development activities;

•	supply of and demand for oil, natural gas and NGL; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor required to be used under the provisions of applicable accounting standards when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our development operations require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could adversely affect our ability to sustain our operations at current levels and could lead to a decline in our reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the development and production of oil, natural gas and NGL reserves. These expenditures will reduce our cash available for other purposes. Our net cash provided by operating activities and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil, natural gas and NGL we are able to produce from existing wells;

•	the prices at which we are able to sell our oil, natural gas and NGL;

•	the level of operating expenses; and

•	our ability to acquire, locate and produce new reserves.

If our net cash provided by operating activities decreases, we may have limited ability to obtain the capital or financing necessary to sustain our operations at current levels and could lead to a decline in our reserves.

We may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, natural gas and NGL in commercially viable quantities.

Our prospective drilling locations are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require additional geological and engineering analysis. Based on a variety of factors, including future oil, natural gas and NGL prices, the generation of additional seismic or geological information, the current and future availability of drilling rigs and other factors, we may decide not to drill one or more of these prospects. In addition, the cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Our efforts will be uneconomic if we drill dry holes or wells that are productive but do not produce enough oil, natural gas and NGL to be commercially viable after drilling, operating and other costs. As a result, we may not be able to increase or sustain our reserves or production, which in turn could have an adverse effect on our business, financial condition, results of operations and cash flows.

Drilling for and producing oil, natural gas and NGL are high risk activities with many uncertainties that could adversely affect our financial position, results of operations and cash flows.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil, natural gas and NGL can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas and NGL or well fluids.

Any of these events can cause increased costs or restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling program or significant increase in costs could adversely affect our financial position, results of operations and cash flows.

Our business relies on certain key personnel.

Our management believes that our continued success will depend to a significant extent upon the efforts and abilities of certain of our key personnel. The loss of the services of any of these key personnel could have a material adverse effect on our business. We do not maintain “key man” life insurance on any of our officers or other employees.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. As of December 31, 2017, non-operated wells represented approximately 34% of our owned gross wells, or approximately 11% of our owned net wells. We have limited ability to influence or control the operation or future development of these non-operated properties, including timing of drilling and other scheduled operations activities, compliance with environmental, safety and other regulations, or the amount of capital expenditures that we are required to fund with respect to them. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interest could reduce our production and revenues, and lead to unexpected future costs.

Our business depends on gathering and transportation facilities. Any limitation in the availability of those facilities would interfere with our ability to market the oil, natural gas and NGL we produce, which could adversely affect our business, results of operations and cash flows.

The marketability of our oil, natural gas and NGL production depends in part on the availability, proximity and capacity of gathering systems and pipelines. The amount of oil, natural gas and NGL that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of our wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, we may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would interfere with our ability to market the oil, natural gas and NGL we produce, and could adversely affect our business, results of operations and cash flows.

Risks Relating to Regulation of Our Business

Because we handle oil, natural gas and NGL and other hydrocarbons, we may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.

The operations of our wells, gathering systems, turbines, pipelines and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. There is an inherent risk that we may incur environmental costs and liabilities due to the nature of our business, the substances we handle and the ownership or operation of our properties. Certain environmental statutes, including the Resource Conservation and Recovery Act (“RCRA”), Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. In addition, an accidental release from one of our wells or gathering pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations.

Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary, and these costs may not be recoverable from insurance. For a more detailed discussion of environmental and regulatory matters impacting our business, see “Our Business—Government Regulation.”

We are subject to complex and evolving federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have resulted in delays and increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which we operate includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, our activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil, natural gas and NGL we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to develop our properties. Additionally, the regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, adversely affect our financial condition and results of operations. For a description of the laws and regulations that affect us, see “Our Business—Government Regulation.”

We could also be affected by more stringent laws and regulations adopted in the future, including any related to climate change, engine emissions, greenhouse gases and hydraulic fracturing. Changes in environmental laws and regulations occur frequently, and any changes that result in delays or restrictions in permitting or development of projects or more stringent or costly construction, drilling, water management, or completion activities or waste handling, storage, transport, remediation or disposal, emission or discharge requirements could require significant expenditures by us or other operators of the properties to attain and maintain compliance and may otherwise have a material adverse effect on our results of operations or financial condition. Increased scrutiny of the oil and natural gas industry may occur as a result of the FY 2017-2019 National Enforcement Initiatives of the U.S. Environmental Protection Agency (“EPA”), through which the EPA will purportedly address incidences of noncompliance from natural gas extraction and production activities that may cause or contribute to significant harm to public health and/or the environment.

Legislation and regulation of hydraulic fracturing, including with respect to seismic activity allegedly related to hydraulic fracturing, could adversely affect our business.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. For a description of the laws and regulations that affect us, including our hydraulic fracturing operations, see “Our Business—Government Regulation.” If adopted, certain bills could result in additional permitting and disclosure requirements for hydraulic fracturing operations as well as various restrictions on those operations. Any such added regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect our business, financial position, results of operations and net cash provided by operating activities.

Hydraulic fracturing operations require the use of a significant amount of water. Our inability to locate sufficient amounts of water, or dispose of or recycle water used in our drilling and production operations, could adversely impact our operations. Moreover, new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.

Finally, in some instances, the operation of underground injection wells has been alleged to cause earthquakes in some of the states where we operate. Such issues have sometimes led to orders prohibiting continued injection or the suspension of drilling in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Future orders or regulations addressing concerns about seismic activity from well injection could affect us, either directly or indirectly, depending on the wells affected.

Legislation and regulation of greenhouse gases could adversely affect our business, and we are subject to risks associated with climate change.

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other “greenhouse gases” (“GHG”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act (“CAA”). In May 2016, the EPA finalized rules that set additional emissions limits for volatile organic compounds and established new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rule includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. In June 2017, the EPA issued a proposal to stay certain of these requirements for two years and reconsider the entirety of the 2016 rules; however, the rules currently remain in effect. In addition, in April 2018, a coalition of states filed a lawsuit in the U.S. District Court for the District of Columbia aiming to force the EPA to establish guidelines for limiting methane emissions from existing sources in the oil and natural gas sector; that lawsuit is pending. The EPA has also adopted rules requiring the monitoring and reporting of

GHG emissions from specified sources in the United States, including, among other things, certain onshore oil and natural gas production facilities, on an annual basis. In addition, in 2015, the United States participated in the United Nations Climate Change Conference, which led to the creation of the Paris Agreement. The Paris Agreement requires member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. In June 2017, the United States announced its withdrawal from the Paris Agreement, although the earliest possible effective date of withdrawal is November 2020. Despite the planned withdrawal, certain U.S. city and state governments have announced their intention to satisfy their proportionate obligations under the Paris Agreement. Legislation has from time to time been introduced in Congress that would establish measures restricting GHG emissions in the United States, and a number of states have begun taking actions to control and/or reduce emissions of GHGs. Any such additional regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect our business, financial position, results of operations and net cash provided by operating activities.

In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to those effects.

Uncertainty regarding derivatives legislation could have an adverse impact on our ability to hedge risks associated with our business.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted in 2010, expands federal oversight and regulation of the derivatives markets and entities, such as us, that participate in those markets. Those markets involve derivative transactions, which include certain instruments, such as interest rate swaps, forward contracts, option contracts, financial contracts and other contracts, used in our risk management activities. The Dodd-Frank Act requires that most swaps ultimately will be cleared through a registered clearing facility and that they be traded on a designated exchange or swap execution facility, with certain exceptions for entities that use swaps to hedge or mitigate commercial risk. The Dodd-Frank Act requirements relating to derivative transactions have not been fully implemented by the SEC and the Commodities Futures Trading Commission and the current presidential administration has indicated a desire to repeal and/or replace certain provisions of the Dodd-Frank Act. Uncertainty regarding the current law and any new regulations could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of available counterparties. In addition, we may transact with counterparties based in the European Union, Canada or other jurisdictions which are in the process of implementing regulations to regulate derivatives transactions, some of which are currently in effect and impose operational and transactional costs on our derivatives activities.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs (“IDCs”), (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Although these provisions were largely unchanged in the Tax Cuts and Jobs Act of 2017 (which was signed on December 22, 2017), Congress could consider, and could include, some or all of these proposals as part of future tax reform legislation. It is unclear whether any of the foregoing or similar proposals will be considered and enacted as part of future tax reform legislation and if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development and any such change could have an adverse effect on our financial position, results of operations and cash flows.

Recent changes in United States federal income tax law may have an adverse effect on our cash flows, results of operations or financial condition overall.

The Tax Cuts and Jobs Act of 2017 may affect our cash flows, results of operations and financial condition. Among other items, the Tax Cuts and Jobs Act of 2017 repealed the deduction for certain U.S. production activities and provided for a new limitation on the deduction for interest expense. Given the scope of this law and the potential interdependency of its changes, it is difficult at this time to assess whether the overall effect of the Tax Cuts and Jobs Act of 2017 will be cumulatively positive or negative for our earnings and cash flow, but such changes may adversely impact our financial results.

Risks Relating to the Spin-Off

The distribution may not be completed on the terms or timeline currently contemplated, if at all.

While we are actively engaged in planning for the distribution, unanticipated developments could delay or negatively affect the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC and receiving any required regulatory approvals. In addition, until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. Therefore, the spin-off may not be completed on the terms or timeline currently contemplated, if at all.

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from LINN Energy.

By separating from LINN Energy, there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of LINN Energy. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with LINN Energy entered into in connection with the spin-off.

The agreements related to the spin-off from LINN Energy were negotiated in the context of the spin-off from LINN Energy while we were still part of LINN Energy. Although these agreements are intended to be on an arm’s-length basis, they may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of the separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations between us and LINN Energy. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off.”

Certain directors who serve on our board of directors will serve as directors of the LINN Energy board of directors, and ownership of shares of LINN common stock or equity awards of Linn Energy, Inc. by directors and executive officers of Riviera Resources, Inc. may create conflicts of interest or the appearance of conflicts of interest.

Certain of our directors who serve on our board of directors will continue to serve on the LINN Energy board of directors. This could create, or appear to create, potential conflicts of interest when our or LINN

Energy’s management and directors face decisions that could have different implications for us and LINN Energy, including the resolution of any dispute regarding the terms of the agreements governing the spin-off and the relationship between us and LINN Energy after the spin-off, any commercial agreements entered into in the future between us and LINN Energy and the allocation of such directors’ time between us and LINN Energy.

Because of their current or former positions with LINN Energy, substantially all of our executive officers and some of our non-employee directors will own shares of LINN common stock. The continued ownership of LINN common stock by Riviera Resources, Inc.’s directors’ and executive officers’ following the spin-off creates or may create the appearance of conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for us and LINN Energy.

We may have meaningful liabilities under certain of the separation-related agreements, including the Tax Matters Agreement.

We have agreed to contractually assume many liabilities that could arguably otherwise be treated as liabilities of LINN Energy. This includes, among other things, any tax liabilities of LINN Energy arising as a result of the Spin-Off as well as many other categories of potential tax liabilities with respect to LINN Energy’s operations prior to the Spin-Off.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of shares of our common stock may fluctuate widely.

There is currently no public market for our common stock. We intend to apply to have our common stock quoted and traded on the OTC Market. In order to have our common stock quoted for public trading on the OTC Market, which is an over-the-counter market, not an exchange, we must have a market maker registered with FINRA to sponsor our application for a trading symbol for that over-the-counter market. There is no assurance that we will find a market maker to sponsor our application to FINRA or that our application will be approved by FINRA. No trading of our common stock is expected before or on the distribution date. The common stock is expected to commence public trading if and when FINRA approves our trading symbol application. An active trading market for our common stock may not develop as a result of the distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of LINN stockholders that receive shares of our common stock in the spin-off, and as a result, LINN stockholders may sell our shares after the distribution;

•	success or failure of our business strategies;

•	failure to achieve our growth and performance objectives;

•	fluctuations in our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution or negative views about our common stock or our business expressed by securities analysts;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	future sales of our common stock;

•	general economic and industry conditions; and

•	the other factors described in these “Risk Factors” and other parts of this prospectus.

For many reasons, including the risks identified in this prospectus, the market price of our common stock following the spin-off may be more volatile than the market price of LINN common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

There may be circumstances in which the interests of our significant stockholders could be in conflict with the interests of our other stockholders.

Funds associated with Fir Tree Inc., York Capital Management Global Advisors, LLC, Elliott Management Corporation and P. Schoenfeld Asset Management LP collectively owned approximately 51.7% of the LINN common stock as of July 13, 2018, and following the spin-off, such funds will own a percentage of the Riviera common stock that corresponds to their then-current holdings of LINN common stock. Circumstances may arise in which these stockholders may have an interest in pursuing or preventing acquisitions, divestitures or other transactions that, in their judgment, could enhance their investment in Riviera. Such transactions might adversely affect us or other holders of the Riviera common stock.

Our significant concentration of share ownership may adversely affect the trading price of the Riviera common stock.

As of July 13, 2018, approximately 51.7% of the LINN common stock common stock was beneficially owned by four holders, and following the spin-off, such holders will own a percentage of the Riviera common stock that corresponds to their then-current holdings of LINN common stock. Each such holder has a representative on the Riviera board of directors. Our significant concentration of share ownership may adversely affect the trading price of the Riviera common stock because of the lack of trading volume in our common stock and because investors may perceive disadvantages in owning shares in companies with significant stockholders.

Your percentage ownership in Riviera may be diluted in the future.

Your percentage ownership in Riviera may be diluted in the future because of (i) equity awards that we expect will be issued to our directors, officers and employees and (ii) any future sales of stock by Riviera or any issuances thereof in connection with an acquisition.

Directors, officers and employees of LINN Energy currently hold restricted stock units with respect to LINN common stock. Upon completion of the spin-off, (i) holders of then-outstanding LINN Energy restricted stock units will receive one restricted stock unit with respect to our common stock in respect of each such outstanding LINN Energy restricted stock unit, and (ii) all outstanding but unvested LINN Energy restricted stock units will fully vest, without pro-ration, and be settled in LINN common stock. The Riviera restricted stock units will continue to vest subject to, and in accordance with, the terms applicable to the corresponding LINN Energy restricted stock units and are not subject to acceleration in connection with the spin-off.

Provisions in our certificate of incorporation, bylaws and Delaware law may prevent or delay an acquisition of Riviera, which could decrease the trading price of our common stock.

Our certificate of incorporation, bylaws and Delaware corporate law contain or will contain provisions that are intended to deter or delay coercive takeover practices and inadequate takeover bids. For example, our certificate of incorporation and bylaws will require advance notice for stockholder proposals to nominate directors or present matters at stockholder meetings, place limitations on convening stockholder meetings and authorize our board of directors to issue one or more series of preferred stock. These provisions could enable our board of directors to delay or prevent a transaction that some, or a majority, of our stockholders may believe to be in their best interests and, in that case, may discourage or prevent attempts to remove and replace incumbent directors. These provisions may also discourage or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Further information on such provisions in the certificate of incorporation and bylaws can be found in the section titled “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, subject to limited exceptions, the State of Delaware will be the sole and exclusive forum for derivative actions; claims related to a breach of a fiduciary duty, corporate law, our certificate of incorporation or our bylaws; or under the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.

We do not intend, following the spin-off, to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any decision to declare and pay dividends will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus, other than statements of historical fact, are “forward-looking” statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. You can identify our forward-looking statements by the words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms and other comparable expressions. These risks, uncertainties and contingencies include, but are not limited to, Riviera’s:

•	business strategy;

•	acquisition and disposition strategy;

•	financial strategy;

•	the benefits resulting from the spin-off;

•	ability to comply with covenants under the Revolving Credit Facility and the Blue Mountain Revolving Credit Facility;

•	risks and uncertainties related to LINN Energy’s 2017 emergence from bankruptcy;

•	effects of legal proceedings;

•	drilling locations;

•	oil, natural gas and NGL reserves;

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results;

•	plans, objectives, expectations and intentions; and

•	taxes.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our management’s best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond its control. In addition, our management’s assumptions may prove to be inaccurate. We caution that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any potential investor that such statements will be realized or the events will occur.

Actual results may differ materially from those anticipated or implied in forward-looking statements due to factors set forth in “Risk Factors” and elsewhere in this prospectus. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, market prices for oil, natural gas and NGL, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, credit and capital market conditions, regulatory changes and other uncertainties, uncertainties that may delay or negatively impact the spin-off or cause the spin-off to not occur at all, uncertainties related to our ability to realize the anticipated benefits of the spin-off, unanticipated developments that delay or otherwise negatively affect the spin-off, unanticipated developments related to the impact of the spin-off on our relationships with our customers, vendors, royalty and working interest owners, employees, service providers and suppliers, LINN Energy and others with whom we have relationships, unanticipated developments resulting from possible disruption to our operations resulting from the spin-off, the potential impact of the spin-off and related transactions on our credit rating, as well as those factors set forth in “Risk Factors.” There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE SPIN-OFF

Background

In April 2018, LINN Energy announced its intention to separate Riviera from LINN Energy. Following the spin-off of Riviera from LINN Energy, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company.

As part of the spin-off, LINN Energy will effect an internal reorganization, and Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc. In connection with such conversion, all of the membership interests in our company will be converted into              shares of common stock in Riviera Resources, Inc. Following the conversion, we will be subject to taxation at the company level.

Following the internal reorganization and conversion, Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan. See “—Manner of Effecting the Spin-Off—Internal Reorganization.”

To complete the spin-off, LINN Energy will distribute to LINN stockholders all of the outstanding shares of Riviera common stock. The distribution will occur on the distribution date, which is expected to be                 , 2018. Each holder of LINN common stock will receive one share of our common stock for each share of LINN common stock held at 5:00 p.m., Eastern Time, on                 , 2018, the record date.

After completion of the spin-off:

•	Riviera Resources, Inc. (OTC: RVRA) will be an independent oil and gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to stockholders. Riviera will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin.

•	Linn Energy, Inc. (OTCQB: LNGG) will continue to be an independent, publicly traded company and will own a 50% equity interest in Roan, which is focused on the accelerated development of the Merge/SCOOP/STACK play in Oklahoma.

Each holder of LINN common stock will continue to hold his, her or its shares in LINN Energy. No vote of LINN stockholders is required or is being sought in connection with the spin-off, including the internal reorganization, and LINN stockholders will not have any appraisal rights in connection with the spin-off.

The distribution is subject to the satisfaction or waiver of certain conditions. In addition, until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. See “—Conditions to the Distribution.”

Reasons for the Spin-Off

The LINN Energy board of directors believes that the spin-off is in the best interests of LINN Energy and LINN stockholders because the spin-off is expected to provide various benefits, including: (i) enhanced strategic and management focus for each company; (ii) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (iii) the ability to implement a tailored approach to recruiting and retaining employees at each company; (iv) improved investor understanding of the business strategy and operating results of each company; and (v) enhanced investor choices by offering investment opportunities in separate entities.

Enhanced Strategic and Management Focus. The spin-off should permit each company to tailor its business strategies to best address market opportunities in its geographic regions. In addition, the spin-off should allow the management of each company to enhance its strategic vision and focus on the core business and growth of each company. The spin-off should provide each company with the flexibility needed to pursue its own goals and serve its own needs.

More Efficient Capital Allocation, Direct Access to Capital and Expanded Growth Opportunities. After the spin-off, each company should be able to access the capital markets directly to fund its growth strategy and to establish a capital structure tailored to its business needs. Each company should be able to allocate capital and make investments as its management determines in order to grow its business.

Tailored Approach to Recruiting and Retaining Employees. After the spin-off, each company should be able to recruit and retain employees with expertise directly applicable to its needs under compensation policies appropriate for its specific business. In particular, following the distribution, the value of equity-based incentive compensation arrangements reflected in each company’s stock price should be more closely aligned with the performance of its business. Such equity-based compensation arrangements should also provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel, including management and key employees considered essential to that company’s future success.

Improved Investor Understanding. After the spin-off, investors will receive disclosure about our operating results and LINN Energy’s operating results on a stand-alone basis, which should enable them to better evaluate the financial performance of each company, as well as each company’s strategy within the context of its industry, thereby increasing the likelihood that each company’s common stock will be appropriately valued by the market.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. The LINN Energy board of directors believes that Riviera and LINN Energy appeal to different types of investors with different investment goals and risk profiles. After the spin-off, investors will be able to pursue investment goals in either or both companies. In addition, the management of each company will be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to that company’s respective business, without undue consideration of investor expectations for the other business. Each company will also be able to focus its public relations efforts on cultivating its own separate identity.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in the Separation and Distribution Agreement between Riviera Resources, Inc. and Linn Energy, Inc.

Internal Reorganization

In advance of the spin-off, LINN Energy will effect an internal reorganization pursuant to which:

•	on July 11, 2018, Linn Energy, Inc. formed a new corporate subsidiary (“New Linn”), which formed a new limited liability company subsidiary (“Merger Sub”);

•	Linn Energy, Inc. will merge with and into Merger Sub, with Linn Energy, Inc. disappearing and Merger Sub surviving the merger;

•	the current public shareholders of LINN common stock will receive identical common stock in New Linn in the merger, and New Linn will be renamed Linn Energy, Inc.;

•	through a series of distributions, Linn Energy, Inc.’s indirect 50% equity interest in Roan will ultimately become held directly by Linn Energy, Inc.;

•	through a series of distributions, Linn Energy, Inc.’s indirect 100% equity interest in Riviera Resources, LLC will ultimately become held directly by Linn Energy, Inc.;

•	Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc., and in connection with such conversion, all of the membership interests in our company will be converted into shares of common stock in Riviera Resources, Inc.; and

•	we will enter into an assignment agreement with Linn Energy, Inc. and Merger Sub, pursuant to which Linn Energy, Inc. will assign to us all of the membership interests in Merger Sub.

Immediately following the above-described internal reorganization, (i) Riviera Resources, Inc. will directly hold 100% of the equity interests in Merger Sub, which will hold all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan Resources LLC; and (ii) Linn Energy, Inc. will hold a 50% equity interest in Roan.

Distribution of Shares of Our Common Stock

Under the Separation and Distribution Agreement, the distribution will be effective as of 5:00 p.m., Eastern Time, on                 , 2018, the distribution date. As a result of the spin-off, on the distribution date, each holder of LINN common stock will receive one share of our common stock for each share of LINN common stock that he, she or it owns as of 5:00 p.m., Eastern Time, on                 , 2018, the record date. The actual number of shares to be distributed will be determined based on the number of shares of LINN common stock expected to be outstanding as of the record date. The actual number of shares of Riviera common stock to be distributed will be calculated as of the record date. The shares of Riviera common stock to be distributed by Linn Energy, Inc. will constitute all of the issued and outstanding shares of Riviera common stock immediately prior to the distribution.

On the distribution date, LINN Energy will release the shares of our common stock to our distribution agent to distribute to LINN stockholders. Our distribution agent will credit the shares of our common stock to the book-entry accounts of LINN stockholders established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own LINN common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to distribute shares of our common stock to LINN stockholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form.

LINN stockholders will not be required to make any payment or surrender or exchange their shares of LINN common stock or take any other action, other than to provide any documentation that may be required as discussed under “Material U.S. Federal Income Tax Consequences of the Spin-Off,” to receive their shares of our common stock. No vote of LINN stockholders is required or sought in connection with the spin-off, including the internal reorganization, and LINN stockholders have no appraisal rights in connection with the spin-off.

LINN stockholders may be asked to provide documentation indicating that distributions to them are not subject to withholding under FIRPTA, as discussed below. In the event that LINN Energy and/or applicable distribution agents are unable to confirm that a distribution to a particular shareholder is not subject to withholding under FIRPTA, a number of shares may be withheld from distribution and sold, as necessary, to fund applicable withholding requirements. Similarly, LINN Energy and/or applicable distribution agents or brokers may withhold a number of shares from distribution and sell those shares to fund any other withholding requirements that are determined to apply.

Results of the Spin-Off

After the spin-off, we will be an independent reporting company, and eventually a publicly traded company. Immediately following the spin-off, we expect to have approximately                record holders of shares of our common stock and approximately                  shares of our common stock outstanding, based on the number of

record holders and outstanding shares of LINN common stock on                 , 2018 and assuming each holder of LINN common stock will receive one share of Riviera common stock for each share of LINN common stock. The actual number of shares to be distributed will be determined as of the record date and will reflect any repurchases of shares of LINN common stock and issuances of shares of LINN common stock in respect of awards under Linn Energy, Inc.’s equity-based incentive plans between the date the LINN Energy board of directors declares the dividend for the distribution and the record date for the distribution.

Upon completion of the spin-off, (i) holders of then-outstanding LINN Energy restricted stock units will receive one restricted stock unit with respect to our common stock in respect of each such outstanding LINN Energy restricted stock unit, and (ii) all outstanding but unvested LINN Energy restricted stock units will fully vest, without pro-ration, and be settled in LINN common stock. The Riviera restricted stock units will continue to vest subject to, and in accordance with, the terms applicable to the corresponding LINN Energy restricted stock units and are not subject to acceleration in connection with the spin-off. For information regarding the treatment of equity awards of directors and executive officers of Riviera Resources, Inc., see “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off—Issuance and Grant of Riviera Restricted Stock Units to Certain Related Persons.”

Before the spin-off, we will enter into several agreements with LINN Energy to effect the spin-off and provide a framework for our relationship with LINN Energy after the spin-off. These agreements will govern the relationship between us and LINN Energy after completion of the spin-off and provide for the allocation between us and LINN Energy of the assets, liabilities, rights and obligations of LINN Energy. See “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off.”

Trading in Riviera Common Stock

There is currently no public market for Riviera common stock. We intend to have our common stock quoted for trading on the OTC Market, where we expect to qualify as an SEC-reporting company, under the ticker symbol “RVRA”. We do not expect that our common stock will trade on or before the distribution date. Trading of shares of our common stock is expected to begin on a date to be determined after the distribution date if and when our trading symbol application with FINRA is approved. We cannot predict the trading prices for our common stock when trading begins.

Trading On or Prior to the Distribution Date

We also anticipate that FINRA will set an “ex-distribution date” for our common stock as the first business day following the distribution date; however, we can provide no assurance as to the ex-distribution date that FINRA will ultimately set. If you hold shares of LINN common stock as of the record date for the distribution and choose to sell those shares after the record date for the distribution and on or before the distribution date, you will also be selling the right to receive the shares of Riviera common stock in connection with the spin-off (assuming that FINRA sets an ex-distribution date of the first business day following the distribution date).

Conditions to the Distribution

We expect that the distribution will be effective as of 5:00 p.m., Eastern Time, on                 , 2018, the distribution date. The distribution is subject to the satisfaction, or waiver by Linn Energy, Inc., of the following conditions:

•	the final approval of the distribution by the LINN Energy board of directors, which approval may be given or withheld in its absolute and sole discretion;

•	the Separation and Distribution Agreement and the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	all conditions precedent to the Credit Facility Amendment necessary to effectuate the spin-off shall have been satisfied or waived in accordance with its terms;

•	our Registration Statement on Form S-1, of which this prospectus forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and no proceedings to suspend the effectiveness thereof pending before or threatened by the SEC;

•	prior to the distribution date, this prospectus shall have been mailed to the LINN stockholders as of the record date;

•	all material governmental approvals and other consents necessary to consummate the spin-off or any portion thereof shall have been obtained and be in full force and effect; and

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off.

We are not aware of any material U.S. federal, non-U.S. or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with the rules and regulations of the SEC, approval of our application to be quoted on the OTC Market by FINRA, and the declaration of effectiveness of the Registration Statement on Form S-1, of which this prospectus forms a part, by the SEC, in connection with the distribution. LINN Energy and Riviera cannot assure you that any or all of these conditions will be met and Linn Energy, Inc. may waive any of the conditions to the distribution. In addition, until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. In the event that the LINN Energy board of directors determines to waive a material condition to the distribution, to modify a material term of the distribution or not to proceed with the distribution, LINN Energy intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event.

Reasons for Filing this Prospectus

This prospectus is being filed solely to provide information to LINN stockholders that are entitled to receive shares of Riviera common stock in the spin-off. This prospectus is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of LINN Energy. We believe that the information in this prospectus is accurate as of the date set forth on the cover. Changes may occur after that date and neither LINN Energy nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following is a summary of the material U.S. federal income tax consequences to the holders of shares of LINN common stock in connection with the spin-off. This summary is based on the Internal Revenue Code of 1986 (the “Code”), the regulations of the U.S. Department of the Treasury (“Treasury regulations”) promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this prospectus, and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the spin-off will be consummated in accordance with the Separation and Distribution Agreement and as described in this prospectus.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of LINN common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of LINN common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes.

This summary does not discuss all tax considerations that may be relevant to LINN stockholders in light of their particular circumstances, nor does it address the consequences to LINN stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of LINN common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Linn Energy, Inc. equity;

•	holders owning LINN common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	REITs;

•	former citizens or former long-term residents of the United States or entities subject to Section 7874 of the Code;

•	holders who are subject to the alternative minimum tax; or

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes).

This summary does not address the U.S. federal income tax consequences to LINN stockholders who do not hold shares of LINN common stock as a capital asset within the meaning of Section 1221 of the Code. Moreover, this summary does not address any state, local or non-U.S. tax consequences, or any federal tax other than U.S. federal income tax consequences (such as estate or gift tax consequences or the Medicare tax on certain investment income).

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of LINN common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Such a partner or partnership is urged to consult its tax advisor as to the U.S. federal income tax consequences of the spin-off.

WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Treatment of the Distribution

The receipt of our common stock by holders of LINN common stock is expected to be taxable for U.S. federal income tax purposes.

Consequences to U.S. Holders

A U.S. Holder receiving our shares in the distribution will be treated as receiving a distribution to the extent of the fair market value of the shares received on the distribution date. That distribution will be treated as taxable dividend income to the extent of such U.S. Holder’s ratable share of LINN Energy’s current and accumulated earnings and profits, if any (including any additional earnings and profits recognized by LINN Energy as a result of the distribution). Any amount that exceeds LINN Energy’s earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of LINN common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain. Such capital gain will be long term capital gain if the holder’s holding period for the shares of LINN common stock exceeded one year at the distribution date. Any such taxable dividend income and capital gain should be included in the U.S. Holder’s income in the taxable year in which the distribution is received.

A U.S. holder’s tax basis in shares of our common stock received in the distribution generally will equal the fair market value of such shares on the distribution date, and the holding period for such shares will begin the day after the distribution date. The holding period for the holder’s shares of LINN common stock will not be affected by the fact that the distribution was taxable, and the adjusted tax basis in such shares will be affected to the extent described in the preceding paragraph. Corporate U.S. Holders may be entitled to a dividends-received deduction with respect to the distribution for U.S. federal income tax purposes, subject to limitations and requirements. Corporate U.S. Holders should be aware that under certain circumstances, a corporation that receives an “extraordinary dividend” (as defined in Section 1059 of the Code) is required to (i) reduce its tax basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of such dividend as gain from the sale or exchange of LINN common stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such holder’s tax basis).

Individual and certain other non-corporate U.S. holders may qualify for preferential rates of taxation with respect to their taxable dividend income, provided that a minimum holding period and other requirements are satisfied. Such U.S. holders who receive an “extraordinary dividend” will be required to treat any losses on the sale of LINN common stock as long-term capital losses to the extent such taxable dividend income received by them qualifies for preferential rates of taxation.

U.S. holders should consult their tax advisors with respect to the potential application of the extraordinary dividend rules to the distribution of shares of our common stock.

Consequences to Non-U.S. Holders

Each Non-U.S. Holder will be treated as receiving a taxable distribution in an amount equal to the fair market value on the date of the distribution of our common stock received. This distribution generally would be treated first as a taxable dividend to the extent of the Non-U.S. Holder’s pro rata share of LINN Energy’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Non-U.S. Holder’s basis in the LINN common stock, and finally as capital gain from the sale or exchange of LINN common stock with respect to any remaining value.

Ordinary Dividends

Even if a Non-U.S. Holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the Non-U.S. Holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding backup withholding, if the common stock distributed to a Non-U.S. Holder in the distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. If the common stock received by a Non-U.S. Holder in the distribution is effectively connected with the Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the fair market value on the date of the distribution of the common stock distributed (including any common stock withheld in respect of U.S. federal withholding tax) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Any withholding tax with respect to the distribution must be remitted in cash to the IRS. A Non-U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the Non-U.S. Holder’s behalf) shares of our common stock that such Non-U.S. Holder would otherwise receive in the distribution. Such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the distribution occurred.

Non-Dividend Distributions

To the extent that the distribution is treated as capital gain from the sale or exchange of LINN common stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) LINN Energy is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Non-U.S. Holder owned, directly or indirectly, at any time during the five-year period ending on the date of the distribution, more than 5% of the shares of LINN common stock and such Non-U.S. Holder is not eligible for any treaty exemption. The shares will be considered “regularly traded” if they are traded on an established securities market located in the United States and are regularly quoted by brokers or dealers making a market in the Shares.

With respect to item (iii) above, LINN Energy believes it has been, is, and at the time of the distribution will be, a United States real property holding corporation for U.S. federal income tax purposes. In addition, although not free from doubt, we believe that LINN Energy’s shares currently should be considered to be regularly traded. Assuming such treatment is respected, the Non-U.S. Holder will be taxable on gain recognized on the distribution only if the Non-U.S. Holder directly or indirectly holds or has held more than 5% of the shares of LINN Energy at any time during the applicable period described in item (iii) above and such Non-U.S. Holder is not eligible for any treaty exemption.

If LINN Energy is a USRPHC, the portion of the distribution that is in excess of of the sum of (1) the Non-U.S. Holder’s proportionate share of LINN Energy’s earnings and profits, plus (2) the Non-U.S. Holder’s basis in its LINN Energy stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Any gain or loss on the distribution of the shares would be taken into account as if it were effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, and any such gain generally would be taxable to the Non-U.S. Holder at U.S. federal income tax rates applicable to capital gains. The collection of the tax would be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of LINN Energy’s earnings and profits. We expect this withholding requirement to be satisfied by the applicable withholding agent’s (which may be LINN Energy or another party) sale of a sufficient number of shares of our common stock to fund such withholding. Additionally, in order to ensure compliance with the FIRPTA withholding requirements, prior to releasing our stock to any Holder, the applicable withholding agent may require each Holder to confirm that they are not subject to FIRPTA withholding, either because they are not a Non-U.S. Holder or because they are a Non-U.S. Holder that is not subject to FIRPTA withholding because they own 5% or less of LINN Energy’s stock and have never owned more than 5% of LINN Energy’s stock during a specified period of time.

A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Tax Consequences to LINN Energy

Any corporate-level income tax incurred on the distribution will be the joint and several liability of LINN Energy and us. Under the terms of the Tax Matters Agreement, we will be obligated to indemnify LINN Energy with respect to such liability. Pursuant to the terms of the Tax Matters Agreement, a Section 336(e) election may be made with respect to the distribution.

Information Reporting and Backup Withholding

In general, the fair market value of our common stock received by U.S. Holders in the distribution will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, at a rate of 28% may apply unless the U.S. Holder (1) is an exempt receipt or (2) provides a certificate (generally on an IRS Form W-9)

containing the holder’s name, address, correct federal taxpayer identification number and statement that the holder is a U.S. person and is not subject to backup withholding.

Any backup withholding tax with respect to the distribution must be remitted in cash to the IRS. A U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the U.S. Holder’s behalf) shares of our common stock that such U.S. Holder would otherwise receive in the distribution. Such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder will not be subject to backup withholding with respect to the common stock received in the distribution, provided the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI or W-8BEN-E, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the common stock received by a non-U.S. Holder in the distribution, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Withholding taxes may also apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities (including payments to U.S. stockholders that hold shares of our common stock through such a foreign financial institution or non- U.S. entity). Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, in order to avoid the imposition of such withholding, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts to the IRS (or, in some cases, local tax authorities), and withhold 30% on payments it makes to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these provisions may be subject to different rules. Under the applicable Treasury Regulations and IRS guidance, the withholding provisions described above generally (i) apply to payments of dividends, and (ii) will apply to payments of gross proceeds from a sale or other disposition of our capital stock on or after January 1, 2019. You should consult your tax advisor regarding these withholding provisions.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO HOLDERS OF LINN COMMON STOCK UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF HOLDERS. EACH HOLDER OF LINN COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH HOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our common stock in the spin-off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of our common stock in the spin-off.

DIVIDEND POLICY

We do not intend, following the spin-off, to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any decision to declare and pay dividends will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future. Any future payment of cash dividends would be subject to the restrictions in the Revolving Credit Facility and the Blue Mountain Credit Facility.

CAPITALIZATION

The following table sets forth the cash, cash equivalents and capitalization of Riviera as of March 31, 2018 on a historical basis and on a pro forma basis to give effect to the spin-off and the related transactions, as if they occurred on March 31, 2018. Explanation of the pro forma adjustments made to the audited and unaudited consolidated and combined financial statements can be found under the section titled “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information.” The following table should be reviewed in conjunction with the sections titled “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2018
(in thousands, except per share amount)	Actual	Pro Forma (1)
Cash and cash equivalents	$227,196	$227,196

Long-term debt	—
Equity
Net parent company investment	$2,001,892	$—
Common stock, $0.01 par value; shares authorized, shares issued and outstanding, pro forma	—	787
Additional paid in capital	—	1,507,427

Total Capitalization	$2,001,892	$1,508,214

(1)	See the section titled “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information.”

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table presents selected historical financial data of Riviera. Following the spin-off, Riviera will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan. Riviera will be the financial reporting entity following the consummation of the spin-off.

We derived the selected historical statements of operations data for the ten months ended December 31, 2017, for the two months ended February 28, 2017, and for the years ended December 31, 2016 and 2015, and the selected historical balance sheet data as of December 31, 2017 and 2016, from the audited consolidated and combined financial statements of Riviera included elsewhere in this prospectus. We derived the selected historical statements of operations and cash flow data for the three months ended March 31, 2018, and for the one month ended March 31, 2017, and the selected historical balance sheet data as of March 31, 2018, from the unaudited condensed consolidated and combined financial statements of Riviera included elsewhere in this prospectus. We derived the selected historical statements of operations data for the years ended December 31, 2014 and 2013 and the selected historical balance sheet data as of December 31, 2015, 2014 and 2013 from the unaudited consolidated and combined financial statements of Riviera that are not included in this prospectus. We have prepared our unaudited condensed consolidated and combined financial statements on the same basis as our audited consolidated and combined financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.

This selected historical consolidated and combined financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy. For example, our historical consolidated and combined financial statements include certain costs that may not be representative of the future costs we will incur as an independent, public company. In addition, our historical consolidated and combined financial statements include our historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.

The selected historical consolidated and combined financial data below should be read together with the audited and unaudited consolidated and combined financial statements of Riviera, including the notes thereto, and the sections titled “Capitalization,” “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness” and the other financial information included elsewhere in this prospectus included elsewhere in this prospectus.

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
					2016	2015	2014	2013
(in thousands)
Statements of operations data:
Revenues and other:
Oil, natural gas and natural gas liquids sales	$136,876	$709,363	$80,325	$188,885	$874,161	$1,065,795	$2,305,573	$2,022,916
Gains (losses) on oil and natural gas derivatives	(15,030)	13,533	(11,959)	92,691	(164,330)	1,027,014	1,127,395	182,906
Marketing revenues	46,267	82,943	2,914	6,636	36,505	43,876	84,349	53,772
Other revenues	5,894	20,839	2,028	9,915	93,308	97,771	114,366	44,840

	174,007	826,678	73,308	298,127	839,644	2,234,456	3,631,683	2,304,434

Expenses:
Lease operating expenses	47,884	208,446	24,630	49,665	296,891	352,077	441,094	356,715
Transportation expenses	19,094	113,128	13,723	25,972	161,574	167,023	165,489	125,864
Marketing expenses	41,755	69,008	2,539	4,820	29,736	35,278	81,210	36,259
General and administrative expenses	44,779	117,347	10,408	71,745	237,841	285,996	274,006	235,870
Exploration costs	1,202	3,137	55	93	4,080	9,473	125,037	5,251
Depreciation, depletion and amortization	28,465	133,711	17,847	47,155	342,614	513,508	758,996	809,608
Impairment of long-lived assets	—	—	—	—	165,044	5,024,944	2,050,387	828,317
Taxes, other than income taxes	8,452	47,553	7,077	14,877	67,644	97,683	168,986	136,501
(Gains) losses on sale of assets and other, net	(106,075)	(623,072)	484	829	16,257	(194,805)	(487,146)	3,674

	85,556	69,258	76,763	215,156	1,321,681	6,291,177	3,578,059	2,538,059

Other income and (expenses):
Interest expense, net of amounts capitalized	(404)	(12,380)	(4,200)	(16,725)	(184,870)	(456,749)	(496,210)	(413,581)
Gain (loss) on extinguishment of debt	—	—	—	—	—	708,050	—	(5,304)
Earnings from equity method investments	25,345	11,840	39	157	699	685	140	969
Other, net	(170)	(6,233)	(388)	(149)	(2,345)	(13,988)	(15,170)	(8,449)

	24,771	(6,773)	(4,549)	(16,717)	(186,516)	237,998	(511,240)	(426,365)

Reorganization items, net	(1,951)	(8,533)	(2,565)	2,521,137	336,120	—	—	—

Income (loss) from continuing operations before income taxes	111,271	742,114	(10,569)	2,587,391	(332,433)	(3,818,723)	(457,616)	(659,990)
Income tax expense (benefit)	40,332	389,914	(4,446)	(166)	11,300	(6,307)	4,368	(2,199)

Income (loss) from continuing operations	70,939	352,200	(6,123)	2,587,557	(343,733)	(3,812,416)	(461,984)	(657,791)
Income (loss) from discontinued operations, net of income taxes	—	82,995	457	(548)	(18,354)	9,586	(12,381)	(12,849)

Net income (loss)	$70,939	$435,195	$(5,666)	$2,587,009	$(362,087)	$(3,802,830)	$(474,365)	$(670,640)

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
					2016	2015
(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$50,866	$231,021	$17,763	$152,714	$875,306	$1,127,700
Investing activities	160,260	1,257,352	(22,384)	(58,756)	(230,438)	(276,023)
Financing activities	(427,589)	(1,111,473)	(48,595)	(437,730)	(164,150)	(850,886)

		Successor		Predecessor
	Pro Forma March 31, 2018	March 31, 2018	December 31, 2017	December 31,
				2016	2015
(in thousands)
Balance sheet data:
Total assets	$1,978,542	$2,472,220	$2,868,125	$4,444,151	$6,018,375
Current portion of long-term debt, net	—	—	—	1,937,729	2,841,518
Long-term debt, net	—	—	—	—	4,447,308
Liabilities subject to compromise	—	—	—	4,280,005	—
Total equity (deficit)	1,508,214	2,001,892	2,339,046	(2,587,009)	(2,110,804)

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31,
					2016	2015
Production data:
Average daily production—Continuing operations:
Natural gas (MMcf/d)	266	386	496	495	511	549
Oil (MBbls/d)	8.5	17.8	20.8	20.2	22.1	27.4
NGL (MBbls/d)	14.1	20.5	23.1	21.4	25.4	25.6
Total (MMcfe/d)	401	616	759	745	796	867
Average daily production—Equity method investments: (1)
Total (MMcfe/d)	113	30	—	—	—	—
Average daily production—Discontinued operations: (2)
Total (MMcfe/d)	—	14	29	30	32	30

	Successor	Predecessor
	December 31, 2017	December 31,
		2016	2015

Reserves data: (3)
Proved reserves—Continuing operations:
Natural gas (Bcf)	1,377	2,290	2,212
Oil (MMBbls)	27	73	74
NGL (MMBbls)	72	104	97
Total (Bcfe)	1,968	3,350	3,240
Proved reserves—Equity method investments: (1)
Total (Bcfe)	694	—	—
Proved reserves—Discontinued operations:
Total (Bcfe)	—	170	195

(1)	Represents the Company’s historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.
(2)	Production of the Company’s California properties reported as discontinued operations for 2017 is for the period from January 1, 2017 through July 31, 2017.

(3)	In accordance with Securities and Exchange Commission regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

In presenting the financial data above in conformity with U.S. generally accepted accounting principles “(U.S. GAAP”), we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates,” for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Unless otherwise indicated or the context otherwise requires, references herein to “Riviera Resources, Inc.,” “Riviera,” “we,” “our,” “us,” the “Company” and “our company” refer (i) prior to the consummation of our internal reorganization described under “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization,” to Linn Energy, Inc. and its consolidated subsidiaries, and (ii) after the consummation of such internal reorganization, to Riviera Resources, Inc. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, references herein to “LINN Energy” and “Parent” refer to Linn Energy, Inc. and its consolidated subsidiaries. References to “Successor” herein refer to the Company in periods subsequent to LINN Energy’s emergence from bankruptcy and references to “Predecessor” herein refer to the Company in periods prior to LINN Energy’s emergence from bankruptcy.

In April 2018, Linn Energy announced its intention to separate Riviera from LINN Energy. To effect the separation, Linn Energy, Inc. and certain of its direct and indirect subsidiaries will undertake an internal reorganization, following which Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan Resources LLC (“Roan”). Upon completion of the internal reorganization, Linn Energy, Inc. will complete the spin-off by distributing to the LINN Energy stockholders all of the issued and outstanding Riviera common stock. Following the spin-off, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company, and LINN Energy will not retain any ownership interest in Riviera.

The pro forma financial information gives effect to the following:

•	Separation from LINN Energy: See “The Spin-Off—Manner of Effecting the Spin-Off” for a description of the transactions that will take place to effect the spin-off of Riviera from LINN Energy. The pro forma condensed consolidated and combined financial statements reflect the spin-off and related transactions, including the elimination of the Company’s equity interest in the net assets of Roan.

•	Roan Contribution: On August 31, 2017, LINN Energy, through certain of its subsidiaries, completed the transaction in which LINN Energy and Citizen Energy II, LLC (“Citizen”) each contributed certain upstream assets located in Oklahoma to a newly formed company, Roan (the “Roan Contribution”). In exchange for their respective contributions, LINN Energy and Citizen each received a 50% equity interest in Roan. The pro forma condensed consolidated and combined statement of operations reflects pro forma adjustments for the disposition of LINN Energy’s contributed net assets.

•	Jonah Assets Sale: On May 31, 2017, LINN Energy completed the sale of its interest in properties located in western Wyoming to Jonah Energy LLC (the “Jonah Assets Sale”). LINN Energy used the net cash proceeds received of approximately $559 million to repay in full its approximate $294 million term loan as well as repay a portion of the borrowings outstanding under its revolving loan.

•	Reorganization and Fresh Start Accounting: On May 11, 2016, Linn Energy, LLC and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040. LINN Energy emerged from bankruptcy effective February 28, 2017 (the “Effective Date”). Upon emergence from bankruptcy on February 28, 2017, LINN Energy adopted fresh start accounting which resulted in it becoming a new entity for financial reporting purposes.

The unaudited pro forma condensed consolidated balance sheet gives effect to the spin-off as if it had been completed as of March 31, 2018. The unaudited pro forma condensed consolidated and combined statements of operations gives effect to (i) the spin-off, (ii) the Roan Contribution, (iii) the Jonah Assets Sale, and (iv) LINN Energy’s plan of reorganization and fresh start accounting, as if each had been completed as of January 1, 2017.

The unaudited pro forma condensed consolidated and combined financial statements are for informational and illustrative purposes only, are not necessarily indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from LINN Energy. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. A number of factors may affect our results. See “Risk Factors” and “Cautionary Note About Forward-Looking Statements.”

The assumptions and estimates underlying the adjustments to the unaudited pro forma condensed consolidated and combined financial statements are described in the accompanying notes. The unaudited pro forma condensed consolidated and combined financial information should also be read in conjunction with the sections titled “Capitalization,” “Selected Historical Consolidated and Combined Financial Data,” “Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our audited and unaudited consolidated and combined financial statements and notes thereto, which are included elsewhere in this prospectus.

RIVIERA RESOURCES, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2018

(in thousands)

	Riviera Historical	Spin-Off Pro Forma Adjustments		Riviera Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$227,196	$—		$227,196
Accounts receivable—trade, net	130,527	—		130,527
Derivative instruments	7,287	—		7,287
Restricted cash	77,263	—		77,263
Other current assets	64,153	—		64,153
Assets held for sale	92,492	—		92,492

Total current assets	598,918	—		598,918

Noncurrent assets:
Oil and natural gas properties (successful efforts method), net	729,949	—		729,949
Other property and equipment, net	496,752	—		496,752
Derivative instruments	936	—		936
Deferred income taxes	149,179	(10,677)	(a)	138,502
Equity method investments	490,503	(483,001)	(a)	7,502
Other noncurrent assets	5,983	—		5,983

Total noncurrent assets	1,873,302	(493,678)		1,379,624

Total assets	$2,472,220	$(493,678)		$1,978,542

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$262,148	$—		$262,148
Derivative instruments	16,931	—		16,931
Other accrued liabilities	38,946	—		38,946
Liabilities held for sale	42,891	—		42,891

Total current liabilities	360,916	—		360,916

Noncurrent liabilities:
Derivative instruments	4,682	—		4,682
Other noncurrent liabilities	104,730	—		104,730

Total noncurrent liabilities	109,412	—		109,412

Stockholders’ equity
Net parent company investment	2,001,892	(1,508,214)	(b)	—
	—	(493,678)	(a)	—
Common stock, $0.01 par value	—	787	(b)	787
Additional paid-in capital	—	1,507,427	(b)	1,507,427

	2,001,892	(493,678)		1,508,214

Total liabilities and stockholders’ capital	$2,472,220	$(493,678)		$1,978,542

The accompanying notes are an integral part of these pro forma condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2018

(in thousands, except for per share amounts)

	Riviera Historical	Spin-Off Pro Forma Adjustments		Riviera Pro Forma
Revenues and other:
Oil, natural gas and natural gas liquids sales	$136,876	$—		$136,876
Losses on oil and natural gas derivatives	(15,030)	—		(15,030)
Marketing revenues	46,267	—		46,267
Other revenues	5,894	—		5,894

Total current assets	174,007	—		174,007

Expenses:
Lease operating expenses	47,884	—		47,884
Transportation expenses	19,094	—		19,094
Marketing expenses	41,755	—		41,755
General and administrative expenses	44,779	—		44,779
Exploration costs	1,202	—		1,202
Depreciation, depletion and amortization	28,465	—		28,465
Impairment of long-lived assets	—	—		—
Taxes, other than income taxes	8,452	—		8,452
Gains on sale of assets and other, net	(106,075)	—		(106,075)

	85,556	—		85,556

Other income and (expenses):
Interest expense, net of amounts capitalized	(404)	—		(404)
Earnings from equity method investments	25,345	(25,124)	(c)	221
Other, net	(170)	—		(170)

	24,771	(25,124)		(353)

Reorganization items, net	(1,951)	—		(1,951)

Income before income taxes	111,271	(25,124)		86,147
Income tax expense	40,332	(6,070)	(d)	34,262

Net income	$70,939	$(19,054)		$51,885

Net income per share:
Basic				$0.66	(e)

Diluted				$0.65	(f)

Weighted average shares outstanding:
Basic				78,750	(e)

Diluted				80,107	(f)

The accompanying notes are an integral part of these pro forma condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

(in thousands, except for per share amounts)

	Predecessor	Successor
	Two Months Ended February 28, 2017	Ten Months Ended December 31, 2017	Pro Forma Adjustments
	Riviera Historical	Riviera Historical	Reorganization and Fresh Start Accounting		Jonah Assets Sale		Roan Contribution		Spin-Off		Riviera Pro Forma
Revenues and other:
Oil, natural gas and natural gas liquids sales	$188,885	$709,363	$—		$(67,875)	(l)	$(57,155)	(l)	$—		$773,218
Gains on oil and natural gas derivatives	92,691	13,533	—		—		—		—		106,224
Marketing revenues	6,636	82,943	—		—		—		—		89,579
Other revenues	9,915	20,839	—		(4)	(l)	(2)	(l)	—		30,748

	298,127	826,678	—		(67,879)		(57,157)		—		999,769

Expenses:
Lease operating expenses	49,665	208,446	—		(7,992)	(l)	(10,155)	(l)	—		239,964
Transportation expenses	25,972	113,128	—		(9,386)	(l)	(7,682)	(l)	—		122,032
Marketing expenses	4,820	69,008	—		—		—		—		73,828
General and administrative expenses	71,745	117,347	(41,998)	(g)	—		—		—		147,094
Exploration costs	93	3,137	—		—		—		—		3,230
Depreciation, depletion and amortization	47,155	133,711	(11,989)	(h)	(16,198)	(m)	(8,100)	(m)	—		144,579
Taxes, other than income taxes	14,877	47,553	—		(6,853)	(l)	(2,143)	(l)	—		53,434
(Gains) losses on sale of assets and other, net	829	(623,072)	—		276,913	(n)	(16,588)	(m)	—		(361,918)

	215,156	69,258	(53,987)		236,484		(44,668)		—		422,243

Other income and (expenses):
Interest expense, net of amounts capitalized	(16,725)	(12,380)	9,911	(i)	13,725	(o)	—		—		(5,469)
Earnings from equity method investments	157	11,840	—		—		—		(11,330)	(c)	667
Other, net	(149)	(6,233)	—		—		—		—		(6,382)

	(16,717)	(6,773)	9,911		13,725		—		(11,330)		(11,184)

Reorganization items, net	2,521,137	(8,533)	(2,512,604)	(j)	—		—				—

Income before income taxes	2,587,391	742,114	(2,448,706)		(290,638)		(12,489)		(11,330)		566,342
Income tax expense (benefit)	(166)	389,914	44,023	(k)	(107,370)	(k)	(1,692)	(k)	(4,260)	(k)	320,449

Income from continuing operations	$2,587,557	$352,200	$(2,492,729)		$(183,268)		$(10,797)		$(7,070)		$245,893

Income from continuing operations per share—Basic											$3.12	(e)

Income from continuing operations per share—Diluted											$3.07	(f)

Weighted average shares outstanding—Basic											78,750	(e)

Weighted average shares outstanding—Diluted											80,107	(f)

The accompanying notes are an integral part of these pro forma condensed consolidated and combined financial statements.

Note 1—Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2018, is derived from the historical condensed consolidated balance sheet of Riviera, with adjustments to reflect the spin-off.

The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2018 is derived from the historical condensed consolidated statement of operations for Riviera with adjustments to reflect the spin-off.

The unaudited pro forma condensed consolidated and combined statement of operations for the year ended December 31, 2017, is derived from:

•	the historical consolidated and combined statements of operations of Riviera;

•	adjustments to reflect the spin-off;

•	adjustments to reflect the Roan Contribution;

•	adjustments to reflect the Jonah Assets Sale; and

•	adjustments to reflect LINN Energy’s plan of reorganization and fresh start accounting.

The unaudited pro forma condensed consolidated balance sheet gives effect to the spin-off as if it had been completed as of March 31, 2018. The unaudited pro forma condensed consolidated and combined statements of operations gives effect to (i) the spin-off, (ii) the Roan Contribution, (iii) the Jonah Assets Sale, and (iv) LINN Energy’s plan of reorganization and fresh start accounting, as if each had been completed as of January 1, 2017. The transactions and events as well as the related adjustments are described below. In the opinion of Riviera’s management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the unaudited pro forma condensed consolidated and combined financial statements.

As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the condensed consolidated and combined financial statements on or after February 28, 2017, are not comparable with the condensed consolidated and combined financial statements prior to that date.

The historical consolidated and combined financial statements have been adjusted in the unaudited pro forma condensed consolidated and combined financial statements to give effect to pro forma events that are (1) directly attributable to the transactions and events, (2) factually supportable and (3) with respect to the unaudited pro forma condensed consolidated and combined statements of operations, expected to have a continuing impact on the results following the transactions and events.

Note 2—Description of Transactions

See above for a description of the transactions. The results of operations of the properties contributed to Roan were included in the historical financial statements of Riviera until the date of contribution, August 31, 2017, and subsequent earnings from LINN Energy’s equity interest in the net assets of Roan were included in the historical financial statements of Riviera from the date of contribution through December 31, 2017. Results of operations of the properties sold in the Jonah Assets Sale were included in the historical financial statements of Riviera until the date of the sale, May 31, 2017.

Note 3—Pro Forma Adjustments

(a)	Reflects a reduction of deferred income taxes, based on an estimated tax rate of approximately 24.2%, and the elimination of the equity method investment in Roan as a result of the spin-off.

(b)

Reflects the pro forma recapitalization of equity. As of the distribution date, the net parent investment will be redesignated as stockholders’ equity and will be allocated between common stock and additional paid-in capital. Each holder of LINN common stock will receive one share of Riviera common stock for each share of LINN common stock. Common stock is estimated based on the number of shares of LINN common stock outstanding at June 30, 2018. The actual number of shares of Riviera common stock will be dependent upon the number of shares of LINN common stock outstanding upon distribution.

(c)	Reflects the elimination of the equity earnings from Roan recorded subsequent to the Roan Contribution. Following the internal reorganization, Riviera will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan.

(d)	Reflects the adjustments to income tax expense based on an estimated tax rate of approximately 24.2% applied to the related pre-tax pro forma adjustment.

(e)	Reflects the number of shares of our common stock used to compute the pro forma basic earnings per share for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, assuming a distribution ratio of one share of our common stock for every share of LINN common stock outstanding. The number of shares of LINN common stock used to determine the assumed distribution reflects shares of LINN common stock outstanding as June 30, 2018. The actual number of shares of Riviera common stock will be dependent upon the number of shares of LINN common stock outstanding upon distribution.

(f)	The number of shares of Riviera common stock used to compute diluted earnings per share is based on LINN Energy’s weighted average number of dilutive shares for the three months ended March 31, 2018. The actual number of diluted shares of Riviera common stock will be dependent upon the number of shares of LINN common stock outstanding on the record date as well as the equity awards issued upon distribution.

(g)	Reflects the elimination of Effective Date share-based compensation expenses of approximately $50 million, which represent nonrecurring amounts directly attributable to the plan of reorganization and are not expected to have a continuing impact, partially offset by the recognition of approximately $8 million in additional recurring share-based compensation expenses.

(h)	Reflects a reduction of depreciation, depletion and amortization expense based on new asset values and useful lives as a result of adopting fresh start accounting as of the Effective Date.

(i)	Reflects a reduction of interest expense as a result of the plan of reorganization. As of the Effective Date, borrowings under the Successor’s credit facility included a term loan of $300 million and a revolving loan of $600 million, which incurred interest at rates of 8.33% and 4.33% per annum, respectively. The pro forma adjustment to interest expense was calculated as follows:

Year Ended December 31, 2017
(in thousands)
Reversal of Predecessor’s credit facility and term loan interest expense	$15,265
Reversal of amortization of debt costs on Predecessor’s credit facility	1,338
Reversal of Predecessor’s capitalized interest and other	122
Pro forma term loan interest expense on drawn amounts	(2,484)
Pro forma revolving loan interest expense on drawn amounts	(4,330)

Pro forma adjustments to decrease interest expense	$9,911

(j)	Reflects the elimination of nonrecurring reorganization items that were directly attributable to the Chapter 11 bankruptcy, which consist of the following:

	Predecessor	Successor
	Two Months Ended February 28, 2017	Ten Months Ended December 31, 2017
(in thousands)
Loss on settlement of liabilities subject to compromise	$3,914,964	$—
Recognition of an additional claim for the Predecessor’s second lien notes settlement	(1,000,000)
Fresh start valuation adjustments	(591,525)	—
Income tax benefit related to implementation of the plan of reorganization	264,889	—
Legal and other professional fees	(46,961)	(8,584)
Terminated contracts	(6,915)	—
Other	(13,315)	51

Reorganization items, net	$2,521,137	$(8,533)

(k)	The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Predecessor did not directly pay federal and state income taxes and recognition was not given to federal and state income taxes for the operations of the Predecessor.

The pro forma adjustments to income tax expense (benefit) reflect the results of the Successor as a C corporation based on an estimated tax rate of 37.6% for the year ended December 31, 2017. As a result of the decrease in the federal statutory tax rate, a tax rate of approximately 24.2% is expected to be applied in future periods.

(l)	Reflects the elimination of the revenues and direct operating expenses associated with the Jonah Assets Sale and the Roan Contribution.

(m)	Reflects a reduction of depreciation, depletion and amortization expense as a result of the Jonah Assets Sale and the Roan Contribution.

(n)	Reflects the net gain of approximately $277 million, net of costs to sell of approximately $6 million, associated with the Jonah Assets Sale and advisory fees of approximately $17 million associated with the Roan Contribution included in the historical statement of operations for the ten months ended December 31, 2017. The net gain and advisory fees are excluded from the pro forma statement of operations as they reflect nonrecurring charges not expected to have a continuing impact.

(o)	Reflects a reduction of interest expense as a result of the repayment of debt of approximately $559 million from the net cash proceeds received from the Jonah Assets Sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Riviera should be read in conjunction with “Summary—Summary Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial Data,” “Selected Historical Consolidated and Combined Financial Data” and our audited and unaudited consolidated and combined financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated and combined financial information, the following discussion contains forward-looking statements based on expectations, estimates and assumptions. Actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, natural gas and NGL, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, credit and capital market conditions, regulatory changes and other uncertainties, as well as those factors set forth in “Cautionary Note About Forward-Looking Statements” and “Risk Factors.”

Unless otherwise indicated or the context otherwise requires, references herein to “Riviera Resources, Inc.,” “Riviera,” “we,” “our,” “us,” the “Company” and “our company” refer (i) prior to the consummation of our internal reorganization described under “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization,” to Linn Energy, Inc. and its consolidated subsidiaries, and (ii) after the consummation of such internal reorganization, to Riviera Resources, Inc. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, references herein to “LINN Energy” and “Parent” refer to Linn Energy, Inc. and its consolidated subsidiaries. References to “Successor” herein refer to the Company in periods subsequent to LINN Energy’s emergence from bankruptcy and references to “Predecessor” herein refer to the Company in periods prior to LINN Energy’s emergence from bankruptcy.

Following the spin-off, Riviera Resources, Inc. will be a new independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets (including Blue Mountain) and returning capital to its stockholders. As part of the spin-off, LINN Energy will effect an internal reorganization, and Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc. In connection with such conversion, all of the membership interests in our company will be converted into              shares of common stock in Riviera Resources, Inc. Following the conversion, we will be subject to taxation at the company level.

Following the internal reorganization and conversion, Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan. Riviera will be the financial reporting entity following the consummation of the spin-off.

Linn Energy, Inc. (formerly known as Linn Energy, LLC) is a successor issuer of Linn Energy, LLC pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As discussed further in Note 2 of the audited consolidated and combined financial statements included elsewhere in this prospectus, on May 11, 2016 (the “Petition Date”), Linn Energy, LLC and certain of its direct and indirect subsidiaries including subsidiaries of Linn Energy, LLC (collectively, the “Debtors”) filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040. During the pendency of the Chapter 11 proceedings, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. LINN Energy emerged from bankruptcy effective February 28, 2017.

The reference to a “Note” herein refers to the accompanying Notes to Consolidated and Combined Financial Statements contained elsewhere in this prospectus.

Executive Overview

We are currently an indirect subsidiary of LINN Energy. After the spin-off is completed, we will be an independent oil and natural gas company with a strategic focus on efficiently operating our mature low-decline assets, developing our growth-oriented assets, and returning capital to our stockholders. We will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin. LINN Energy will not retain any ownership interest in us following the spin-off.

Our properties are located in six operating regions in the United States:

•	Hugoton Basin, which includes oil and natural gas properties, as well as the Jayhawk natural gas processing plant, located in Kansas;

•	East Texas, which includes oil and natural gas properties producing primarily from the Cotton Valley and Bossier Sandstone;

•	North Louisiana, which includes oil and natural gas properties producing primarily from the Cotton Valley Sandstones;

•	Michigan/Illinois, which includes properties producing from the Antrim Shale formation located in northern Michigan and oil properties in southern Illinois;

•	Uinta Basin, which includes non-operated properties located in the Dunkards Wash field in Utah (which was included in the Company’s previous Rockies operating region); and

•	Mid-Continent, which includes properties in the Northwest STACK in northwestern Oklahoma, the Arkoma STACK located in southeastern Oklahoma, and various other oil and natural gas producing properties throughout Oklahoma, as well as the Chisholm Trail midstream business located in the Merge/SCOOP/STACK play.

For a discussion of our operating regions, see “Business.”

For the three months ended March 31, 2018, our results included the following:

•	oil, natural gas and NGL sales of approximately $137 million compared to $80 million and $189 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively;

•	average daily production of approximately 401 MMcfe/d compared to 759 MMcfe/d and 745 MMcfe/d for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively;

•	net income of approximately $71 million compared to a net loss of approximately $6 million and net income of approximately $2.6 billion for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively;

•	net cash provided by operating activities from continuing operations of approximately $51 million compared to approximately $15 million and $144 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively;

•	capital expenditures of approximately $67 million compared to approximately $19 million and $46 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively; and

•	five wells drilled (all successful) compared to 27 wells drilled (all successful) for the three months ended March 31, 2017.

For the year ended December 31, 2017, our results included the following:

•	oil, natural gas and NGL sales of approximately $709 million and $189 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to $874 million for 2016;

•	average daily production of approximately 616 MMcfe/d and 745 MMcfe/d for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to 796 MMcfe/d for 2016;

•	net income of approximately $435 million and $2.6 billion for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to net loss of approximately $362 million for 2016;

•	net cash provided by operating activities from continuing operations of approximately $215 million and $144 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to net cash provided by operating activities of approximately $832 million for 2016;

•	capital expenditures of approximately $299 million and $46 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to $172 million for 2016; and

•	90 wells drilled (all successful) compared to 212 wells drilled (211 successful) for 2016.

Factors Affecting Comparability of Results of Operations

Predecessor and Successor Reporting

As a result of the application of fresh start accounting (see Note 3 to the audited consolidated and combined financial statements and Note 2 to the unaudited condensed consolidated and combined financial statements), our consolidated and combined financial statements and certain note presentations are separated into two distinct periods, the period before February 28, 2017 (the “Effective Date”) (labeled Predecessor) and the period after that date (labeled Successor), to indicate the application of a different basis of accounting between the periods presented. Despite this separate presentation, there was continuity of our operations.

Chapter 11 Proceedings

On the Petition Date, the Debtors filed Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040.

On December 3, 2016, the Debtors filed the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC (“LAC”) and Berry Petroleum Company, LLC (the “Plan”). The Debtors subsequently filed amended versions of the Plan with the Bankruptcy Court.

On December 13, 2016, LAC and Berry filed the Amended Joint Chapter 11 Plan of Reorganization of Linn Acquisition Company, LLC and Berry Petroleum Company, LLC (the “Berry Plan” and together with the Plan, the “Plans”). LAC and Berry subsequently filed amended versions of the Berry Plan with the Bankruptcy Court.

On January 27, 2017, the Bankruptcy Court entered an order approving and confirming the Plans (the “Confirmation Order”). On the Effective Date, the Debtors satisfied the conditions to effectiveness of the respective Plans, the Plans became effective in accordance with their respective terms and LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

Plan of Reorganization

In accordance with the Plan, on the Effective Date:

•	The Predecessor transferred all of its assets, including equity interests in its subsidiaries, other than LAC and Berry, to Linn Energy Holdco II, LLC (“Holdco II”), a newly formed wholly owned subsidiary of the Predecessor and the borrower under the credit agreement (as amended, the “Successor Credit Facility”) entered into in connection with the reorganization, in exchange for equity interests in Holdco II and the issuance of interests in the Successor Credit Facility to certain of the Predecessor’s creditors in partial satisfaction of their claims (the “Contribution”). Immediately following the Contribution, the Predecessor transferred equity interests in Holdco II to the Successor in exchange for approximately $530 million in cash, an amount of equity securities in the Successor not to exceed 49.90% of the outstanding equity interests of the Successor, which the Predecessor distributed to certain of its creditors in satisfaction of their claims, and the Successor’s agreement to honor certain obligations of the Predecessor under the Plan. In connection with this transfer, certain entities composing the Successor guaranteed the Successor Credit Facility. Contemporaneously with the reorganization transactions and pursuant to the Plan, (i) LAC assigned all of its rights, title and interest in the membership interests of Berry to Berry Petroleum Corporation, (ii) all of the equity interests in LAC and the Predecessor were canceled and (iii) LAC and the Predecessor commenced liquidation, which is expected to be completed following the resolution of the respective companies’ outstanding claims.

•	The holders of claims under the Predecessor’s Sixth Amended and Restated Credit Agreement (“Predecessor Credit Facility”) received a full recovery, consisting of a cash paydown and their pro rata share of the $1.7 billion Successor Credit Facility. As a result, all outstanding obligations under the Predecessor Credit Facility were canceled.

•	Holdco II, as borrower, entered into the Successor Credit Facility with the holders of claims under the Predecessor Credit Facility, as lenders, and Wells Fargo Bank, National Association, as administrative agent, providing for a new reserve-based revolving loan with up to $1.4 billion in borrowing commitments and a new term loan in an original principal amount of $300 million.

•	The holders of the Company’s 12.00% senior secured second lien notes due December 2020 (the “Second Lien Notes”) received their pro rata share of (i) 17,678,889 shares of LINN common stock; (ii) certain rights to purchase shares of LINN common stock in the rights offerings, as described below; and (iii) $30 million in cash. The holders of the Company’s 6.50% senior notes due May 2019, 6.25% senior notes due November 2019, 8.625% senior notes due 2020, 7.75% senior notes due February 2021 and 6.50% senior notes due September 2021 (collectively, the “Unsecured Notes”) received their pro rata share of (i) 26,724,396 shares of LINN common stock; and (ii) certain rights to purchase shares of LINN common stock in the rights offerings, as described below. As a result, all outstanding obligations under the Second Lien Notes and the Unsecured Notes and the indentures governing such obligations were canceled.

•	The holders of general unsecured claims (other than claims relating to the Second Lien Notes and the Unsecured Notes) against the LINN Debtors (the “LINN Unsecured Claims”) received their pro rata share of cash from two cash distribution pools totaling $40 million, as divided between a $2.3 million cash distribution pool for the payment in full of allowed LINN Unsecured Claims in an amount equal to $2,500 or less (and larger claims for which the holders irrevocably agreed to reduce such claims to $2,500), and a $37.7 million cash distribution pool for pro rata distributions to all remaining allowed general LINN Unsecured Claims. As a result, all outstanding LINN Unsecured Claims were fully satisfied, settled, released and discharged as of the Effective Date.

•	All units of the Predecessor that were issued and outstanding immediately prior to the Effective Date were extinguished without recovery. On the Effective Date, the Successor issued in the aggregate 89,229,892 shares of LINN common stock. No cash was raised from the issuance of the LINN common stock on account of claims held by the Predecessor’s creditors.

•	The Successor entered into a registration rights agreement with certain parties, pursuant to which the Company agreed to, among other things, file a registration statement with the SEC within 60 days of the Effective Date covering the offer and resale of “Registrable Securities” (as defined therein).

•	By operation of the Plan and the Confirmation Order, the terms of the Predecessor’s board of directors expired as of the Effective Date. The Successor formed a new board of directors, consisting of the Chief Executive Officer of the Predecessor, one director selected by the Successor and five directors selected by a six-person selection committee.

Divestitures

Below are our completed divestitures in 2017 and 2018:

•	On April 10, 2018, we completed the sale of our conventional properties located in New Mexico (the “New Mexico Assets Sale”) related to a definitive purchase and sale agreement entered into in March 2018 and received cash proceeds of approximately $15 million.

•	On April 4, 2018, we completed the sales of our interest in properties located in Altamont Bluebell Field in Utah (the “Altamont Bluebell Assets Sale”) related to a definitive purchase and sale agreement entered into in January 2018 and received cash proceeds of approximately $129 million.

•	On March 29, 2018, we completed the sale of our interest in conventional properties located in west Texas (the “West Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $108 million (including approximately $12 million of restricted cash released in April 2018), net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $53 million.

•	On February 28, 2018, we completed the sale of our Oklahoma waterflood and Texas Panhandle properties (the “Oklahoma and Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $112 million (including a deposit of approximately $12 million received in 2017), net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $48 million.

•	On November 30, 2017, we completed the sale of our interest in properties located in the Williston Basin (the “Williston Assets Sale”). Cash proceeds received from the sale of these properties were approximately $255 million, net of costs to sell of approximately $3 million, and we recognized a net gain of approximately $116 million.

•	On November 30, 2017, we completed the sale of our interest in properties located in Wyoming (the “Washakie Assets Sale”). Cash proceeds received from the sale of these properties were approximately $193 million, net of costs to sell of approximately $2 million, and we recognized a net gain of approximately $175 million.

•	On September 12, 2017, August 1, 2017, and July 31, 2017, we completed the sale of our interest in certain properties located in south Texas (the “South Texas Assets Sales”). Combined cash proceeds received from the sales of these properties were approximately $48 million, net of costs to sell of approximately $1 million, and we recognized a combined net gain of approximately $14 million.

•	On August 23, 2017, July 28, 2017, and May 9, 2017, we completed the sale of our interest in certain properties located in Texas and New Mexico (the “Permian Assets Sales”). Combined cash proceeds received from the sale of these properties were approximately $31 million and we recognized a combined net gain of approximately $29 million.

•	On July 31, 2017, we completed the sale of our interest in properties located in the San Joaquin Basin in California (the “San Joaquin Basin Sale”). Cash proceeds received from the sale of these properties were approximately $253 million, net of costs to sell of approximately $4 million, and we recognized a net gain of approximately $120 million.

•	On July 21, 2017, we completed the sale of our interest in properties located in the Los Angeles Basin in California (the “Los Angeles Basin Sale”). Cash proceeds received from the sale of these properties were approximately $93 million, net of costs to sell of approximately $2 million, and we recognized a net gain of approximately $2 million. We will receive an additional $7 million contingent payment if certain operational requirements are satisfied within one year from the date of sale.

•	On June 30, 2017, we completed the sale of our interest in properties located in the Salt Creek Field in Wyoming (the “Salt Creek Assets Sale”). Cash proceeds received from the sale of these properties were approximately $73 million, net of costs to sell of approximately $1 million, and we recognized a net gain of approximately $30 million.

•	On May 31, 2017, we completed the sale of our interest in properties located in western Wyoming (the “Jonah Assets Sale”). Cash proceeds received from the sale of these properties were approximately $559 million, net of costs to sell of approximately $6 million, and we recognized a net gain of approximately $277 million.

As a result of our strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), we classified the assets and liabilities, results of operations and cash flows of our California properties as discontinued operations on the consolidated and combined financial statements included elsewhere in this prospectus.

Roan Resources LLC

Historically, a subsidiary of the Company also owned a 50% equity interest in Roan, which is focused on the accelerated development of the Merge/SCOOP/STACK play in Oklahoma. The Company’s equity earnings (losses), consisting of its share of Roan’s earnings or losses, are included in the consolidated and combined financial statements. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with the Company. As such, equity earnings (losses) in Roan will not be included in the Company’s consolidated and combined financial statements in periods subsequent to the spin-off.

Construction of Cryogenic Plant

In July 2017, Blue Mountain entered into a definitive agreement with BCCK to construct the Chisholm Trail Cryogenic Gas Plant. Blue Mountain’s assets include the Chisholm Trail midstream business located in Oklahoma. Chisholm Trail is located in the Merge/SCOOP/STACK play in the Mid-Continent region and has approximately 108 miles of existing natural gas gathering pipeline and approximately 60 MMcf/d of current refrigeration capacity.

The Chisholm Trail Cryogenic Gas Plant was successfully commissioned in the second quarter of 2018. As of July 2018, the plant had an initial design capacity of approximately 150 MMcf/d of processing capacity, with an additional 100 MMcf/d expected to become available by the fourth quarter of 2018 as additional compression is brought on line. Infrastructure expansions are also underway to add low and high pressure gathering pipelines to accommodate incremental production throughput.

Financing Activities

Credit Facility

On April 30, 2018, we entered into the Credit Facility Amendment which, among other things, modified the borrowing base and maximum borrowing commitment amount to $425 million.

Commodity Derivatives

In April 2018, in connection with the closing of the Altamont Bluebell Assets Sale, we canceled our oil collars for 2018 and 2019. We paid net cash settlements of approximately $20 million for the cancellations.

Results of Operations

Three Months Ended March 31, 2018 (Successor), One Month Ended March 31, 2017 (Successor) and Two Months Ended February 28, 2017 (Predecessor)

The following table reflects the Company’s results of operations for each of the Successor and Predecessor periods presented:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Revenues and other:
Natural gas sales	$63,328	$38,070	$99,561
Oil sales	45,696	30,238	58,560
NGL sales	27,852	12,017	30,764

Total oil, natural gas and NGL sales	136,876	80,325	188,885
Gains (losses) on oil and natural gas derivatives	(15,030)	(11,959)	92,691
Marketing and other revenues (1)	52,161	4,942	16,551

	174,007	73,308	298,127

Expenses:
Lease operating expenses	47,884	24,630	49,665
Transportation expenses	19,094	13,723	25,972
Marketing expenses	41,755	2,539	4,820
General and administrative expenses (2)	44,779	10,408	71,745
Exploration costs	1,202	55	93
Depreciation, depletion and amortization	28,465	17,847	47,155
Taxes, other than income taxes	8,452	7,077	14,877
(Gains) losses on sale of assets and other, net	(106,075)	484	829

	85,556	76,763	215,156

Other income and (expenses)	24,771	(4,549)	(16,717)

Reorganization items, net	(1,951)	(2,565)	2,521,137

Income (loss) from continuing operations before income taxes	111,271	(10,569)	2,587,391
Income tax expense (benefit)	40,332	(4,446)	(166)

Income (loss) from continuing operations	70,939	(6,123)	2,587,557
Income (loss) from discontinued operations, net of income taxes	—	457	(548)

Net income (loss)	$70,939	$(5,666)	$2,587,009

(1)	Marketing and other revenues for the two months ended February 28, 2017, include approximately $6 million of management fee revenues recognized by the Company from Berry. Management fee revenues are included in “other revenues” on the condensed consolidated and combined statement of operations.
(2)	General and administrative expenses for the three months ended March 31, 2018, the one month ended March 31, 2017, and the two months ended February 28, 2017, include approximately $17 million, $4 million and $50 million, respectively, of noncash share-based compensation expenses. In addition, general and administrative expenses for the two months ended February 28, 2017, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
Average daily production:
Natural gas (MMcf/d)	266	496	495
Oil (MBbls/d)	8.5	20.8	20.2
NGL (MBbls/d)	14.1	23.1	21.4
Total (MMcfe/d)	401	759	745

Average daily production—Equity method investments: (1)
Total (MMcfe/d)	113	—	—

Weighted average prices: (2)
Natural gas (Mcf)	$2.65	$2.48	$3.41
Oil (Bbl)	$59.87	$46.90	$49.16
NGL (Bbl)	$21.91	$16.76	$24.37

Average NYMEX prices:
Natural gas (MMBtu)	$3.00	$2.63	$3.66
Oil (Bbl)	$62.87	$49.67	$53.04

Costs per Mcfe of production:
Lease operating expenses	$1.33	$1.05	$1.13
Transportation expenses	$0.53	$0.58	$0.59
General and administrative expenses (3)	$1.24	$0.44	$1.63
Depreciation, depletion and amortization	$0.79	$0.76	$1.07
Taxes, other than income taxes	$0.23	$0.30	$0.34

Average daily production—Discontinued operations:
Total (MMcfe/d)	—	29	30

(1)	Represents the Company’s historical 50% equity interest in Roan.
(2)	Does not include the effect of gains (losses) on derivatives.
(3)	General and administrative expenses for the three months ended March 31, 2018, the one month ended March 31, 2017, and the two months ended February 28, 2017, include approximately $17 million, $4 million and $50 million, respectively, of noncash share-based compensation expenses. In addition, general and administrative expenses for the two months ended February 28, 2017, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales decreased by approximately $132 million or 49% to approximately $137 million for the three months ended March 31, 2018, from approximately $80 million and $189 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively, due to lower production volumes as a result of divestitures completed in 2017 and 2018 and lower commodity prices. Lower natural gas prices resulted in a decrease in revenues of approximately $9 million. Higher oil prices resulted in an increase in revenues of approximately $9 million. In addition, revenues decreased by approximately $1 million due to the impact of the new accounting standard related to revenues from contracts with customers, adopted on January 1, 2018. As of January 1, 2017, revenue is recognized net of transportation expenses if the processor is the customer and there is no redelivery of commodities to the Company. See Note 1 to the unaudited condensed consolidated and combined financial statements for additional details of the revenue accounting standard.

Average daily production volumes decreased to approximately 401 MMcfe/d for the three months ended March 31, 2018, from approximately 759 MMcfe/d and 745 MMcfe/d for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. Lower natural gas, oil and NGL production volumes resulted in a decrease in revenues of approximately $64 million, $52 million and $15 million, respectively.

The following table sets forth average daily production by region:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
Average daily production (MMcfe/d):
Hugoton Basin	158	168	158
Mid-Continent	57	128	110
East Texas	56	51	52
Permian Basin	39	46	49
Rockies	36	287	294
Michigan/Illinois	28	29	29
North Louisiana	27	26	28
South Texas	—	24	25

	401	759	745

Equity method investments	113	—	—

The increase in average daily production volumes in the East Texas region primarily reflect increased development capital spending in the region. The decrease in average daily production volumes in the Mid-Continent region primarily reflects lower production volumes as a result of the Roan Contribution on August 31, 2017, partially offset by increased development capital spending in the region. The decreases in average daily production volumes in the Rockies, Permian Basin and South Texas regions primarily reflect lower production volumes as a result of divestitures completed during 2017. See Note 4 to the unaudited condensed consolidated and combined financial statements for additional information of divestitures. In addition, the decreases in average daily production volumes in these and the remaining regions reflect lower production volumes as a result of reduced development capital spending driven by continued low commodity prices. Equity method investments represents the Company’s historical 50% equity interest in Roan.

Gains (Losses) on Oil and Natural Gas Derivatives

Losses on oil and natural gas derivatives were approximately $15 million for the three months ended March 31, 2018, compared to losses of approximately $12 million for the one month ended March 31, 2017, and gains of approximately $93 million for the two months ended February 28, 2017, representing a variance of approximately $96 million. Gains and losses on oil and natural gas derivatives were primarily due to changes in fair value of the derivative contracts. The fair value on unsettled derivative contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

We determine the fair value of our oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative Disclosures About Market Risk” and Note 8 and Note 9 to the unaudited condensed consolidated and combined financial statements for additional details about our commodity derivatives. For information about the Company’s credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems, plants and facilities. Other revenues primarily include management fee revenues recognized by the Company from Berry (in the Predecessor period) and helium sales revenue. Marketing and other revenues increased by approximately $30 million or 143% to approximately $52 million for the three months ended March 31, 2018, from approximately $5 million and $17 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The increase was primarily due to the impact of the new accounting standard related to revenues from contracts with customers, adopted on January 1, 2018, and higher revenues generated by the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms, partially offset by management fee revenues from Berry included in the Predecessor period. As of January 1, 2018, the Company recognizes revenues for commodities received as noncash consideration in exchange for services provided by its midstream operations and revenues and associated cost of product for the subsequent sale of those same commodities. This recognition results in an increase to revenues and expenses with no impact on net income. See Note 1 to the unaudited condensed consolidated and combined financial statements for additional details of the revenue accounting standard.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses. Lease operating expenses decreased by approximately $27 million or 36% to approximately $48 million for the three months ended March 31, 2018, from approximately $25 million and $50 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was primarily due to reduced labor costs for field operations as a result of cost savings initiatives and the divestitures completed in 2017 and 2018. Lease operating expenses per Mcfe increased to $1.33 per Mcfe for the three months ended March 31, 2018, from $1.05 per Mcfe and $1.13 per Mcfe for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively.

Transportation Expenses

Transportation expenses decreased by approximately $21 million or 52% to approximately $19 million for the three months ended March 31, 2018, from approximately $14 million and $26 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was due to reduced costs as a result of lower production volumes primarily as a result of the divestitures completed in 2017 and 2018 and due to the impact of the new accounting standard related to revenues from contracts with customers, adopted on January 1, 2018. As of January 1, 2018, revenue is recognized net of transportation expenses if the processor is the customer and there is no redelivery of commodities to the Company. See Note 1 to the unaudited condensed consolidated and combined financial statements for additional details of the revenue accounting standard. Transportation expenses per Mcfe decreased to $0.53 per Mcfe for the three months ended March 31, 2018, from $0.58 per Mcfe and $0.59 per Mcfe for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing expenses increased by approximately $34 million to approximately $42 million for the three months ended March 31, 2018, from approximately $3 million and $5 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The increase was primarily due to the impact of the new accounting standard related to revenues from contracts with customers, adopted on January 1, 2018, and higher expenses associated with the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms. As of January 1, 2018, the Company recognizes revenues for commodities received as noncash consideration in exchange for services provided by its midstream operations and revenues and associated cost of product for the subsequent sale of those same commodities. This recognition results in an increase to revenues and expenses with no impact on net income. See Note 1 to the unaudited condensed consolidated and combined financial statements for additional details of the revenue accounting standard.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. In addition, general and administrative expenses in the Predecessor period includes costs incurred by LINN Energy associated with the operations of Berry. General and administrative expenses decreased by approximately $37 million or 45% to approximately $45 million for the three months ended March 31, 2018, from approximately $10 million and $72 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was primarily due to lower noncash share-based compensation expenses principally driven by the immediate vesting of certain awards during the Predecessor period, lower salaries and benefits related expenses, the costs associated with the operations of Berry in the Predecessor period, lower various other administrative expenses including insurance and rent, partially offset by higher professional services expenses. General and administrative expenses per Mcfe were $1.24 per Mcfe for the three months ended March 31, 2018, compared to $0.44 per Mcfe and $1.63 per Mcfe for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. For professional services expenses related to the Chapter 11 proceedings, see “—Reorganization Items, Net.”

Exploration Costs

Exploration costs increased by approximately $1 million to approximately $1 million for the three months ended March 31, 2018, from approximately $55,000 and $93,000 for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The increase was primarily due to higher seismic data expenses.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization decreased by approximately $37 million or 56% to approximately $28 million for the three months ended March 31, 2018, from approximately $18 million and $47 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was primarily due to lower rates as a result of the application of fresh start accounting, as well as lower total production volumes. Depreciation, depletion and amortization per Mcfe was $0.79 per Mcfe for the three months ended March 31, 2018, compared to $0.76 per Mcfe and $1.07 per Mcfe for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively.

Taxes, Other Than Income Taxes

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Severance taxes	$4,406	$3,863	$9,107
Ad valorem taxes	3,957	3,168	5,744
Other	89	46	26

	$8,452	$7,077	$14,877

Severance taxes, which are a function of revenues generated from production, decreased primarily due to lower production volumes and lower commodity prices. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, decreased primarily due to divestitures completed in 2017 and 2018 and lower estimated valuations on certain of the Company’s properties.

(Gains) Losses on Sale of Assets and Other, Net

During the three months ended March 31, 2018, the Company recorded the following amounts related to divestitures (see Note 4 to the unaudited condensed consolidated and combined financial statements):

•	Net gain of approximately $53 million, including costs to sell of approximately $1 million, on the West Texas Assets Sale; and

•	Net gain of approximately $48 million, including costs to sell of approximately $1 million, on the Oklahoma and Texas Assets Sale.

Other Income and (Expenses)

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Interest expense, net of amounts capitalized	$(404)	$(4,200)	$(16,725)
Earnings from equity method investments	25,345	39	157
Other, net	(170)	(388)	(149)

	$24,771	$(4,549)	$(16,717)

Interest expense decreased primarily due to no outstanding debt during 2018, and lower amortization of financing fees. For the two months ended February 28, 2017, contractual interest, which was not recorded, on the Predecessor’s senior notes was approximately $37 million. For the three months ended March 31, 2018, interest expense is related to amortization of financing fees. See “—Liquidity and Capital Resources—Debt” below for additional details.

Equity method investments primarily include the Company’s historical 50% equity interest in Roan. The Company’s equity earnings consists of its share of Roan’s earnings and the amortization of the difference between the Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. See Note 6 to the unaudited condensed consolidated and combined financial statements for additional information.

Reorganization Items, Net

The Company incurred significant costs and recognized significant gains associated with the reorganization. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the Petition Date, and also include adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined.

The following table summarizes the components of reorganization items included on the condensed consolidated statements of operations:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Gain on settlement of liabilities subject to compromise	$—	$—	$3,914,964
Recognition of an additional claim for the Predecessor’s second lien notes settlement	—	—	(1,000,000)
Fresh start valuation adjustments	—	—	(591,525)
Income tax benefit related to implementation of the Plan	—	—	264,889
Legal and other professional fees	(1,952)	(2,570)	(46,961)
Terminated contracts	—	—	(6,915)
Other	1	5	(13,315)

Reorganization items, net	$(1,951)	$(2,565)	$2,521,137

Income Tax Expense (Benefit)

The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. The Company recognized income tax expense of approximately $40 million for the three months ended March 31, 2018, compared to an income tax benefit of approximately $4 million and $166,000 for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively.

Income (Loss) from Discontinued Operations, Net of Income Taxes

As a result of the Company’s strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), the Company has classified the results of operations of its California properties as discontinued operations. Income from discontinued operations, net of income taxes was approximately $457,000 for the one month ended March 31, 2017, and losses of approximately $548,000 for the two months ended February 28, 2017. See Note 4 to the unaudited condensed consolidated and combined financial statements for additional information.

Net Income (Loss)

Net income decreased by approximately $2.5 billion to approximately $71 million for the three months ended March 31, 2018, from a net loss of approximately $6 million and net income of approximately $2.6 billion for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was primarily due to gains included in reorganization items in the Predecessor period, lower production revenue and losses compared to gains on commodity derivatives, partially offset by gains on sales of assets and lower expenses. See discussion above for explanations of variances.

Ten Months Ended December 31, 2017 (Successor), Two Months Ended February 28, 2017 (Predecessor) and Year Ended December 31, 2016 (Predecessor)

The following table reflects the Company’s results of operations for each of the Successor and Predecessor periods presented:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Revenues and other:
Natural gas sales	$317,529	$99,561	$426,307
Oil sales	258,055	58,560	315,472
NGL sales	133,779	30,764	132,382

Total oil, natural gas and NGL sales	709,363	188,885	874,161
Gains (losses) on oil and natural gas derivatives	13,533	92,691	(164,330)
Marketing and other revenues (1)	103,782	16,551	129,813

	826,678	298,127	839,644

Expenses:
Lease operating expenses	208,446	49,665	296,891
Transportation expenses	113,128	25,972	161,574
Marketing expenses	69,008	4,820	29,736
General and administrative expenses (2)	117,347	71,745	237,841
Exploration costs	3,137	93	4,080
Depreciation, depletion and amortization	133,711	47,155	342,614
Impairment of long-lived assets	—	—	165,044
Taxes, other than income taxes	47,553	14,877	67,644
(Gains) losses on sale of assets and other, net	(623,072)	829	16,257

	69,258	215,156	1,321,681

Other income and (expenses)	(6,773)	(16,717)	(186,516)

Reorganization items, net	(8,533)	2,521,137	336,120

Income (loss) from continuing operations before income taxes	742,114	2,587,391	(332,433)
Income tax expense (benefit)	389,914	(166)	11,300

Income (loss) from continuing operations	352,200	2,587,557	(343,733)
Income (loss) from discontinued operations, net of income taxes	82,995	(548)	(18,354)

Net income (loss)	$435,195	$2,587,009	$(362,087)

(1)	Marketing and other revenues for the two months ended February 28, 2017, and the year ended December 31, 2016, include approximately $6 million and $69 million, respectively, of management fee revenues recognized by the Company from Berry. Management fee revenues are included in “other revenues” on the consolidated and combined statements of operations.
(2)	General and administrative expenses for the ten months ended December 31, 2017, the two months ended February 28, 2017, and the year ended December 31, 2016, include approximately $41 million, $50 million and $34 million, respectively, of noncash share-based compensation expenses. In addition, general and administrative expenses for the two months ended February 28, 2017, and the year ended December 31, 2016, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
Average daily production:
Natural gas (MMcf/d)	386	495	511
Oil (MBbls/d)	17.8	20.2	22.1
NGL (MBbls/d)	20.5	21.4	25.4
Total (MMcfe/d)	616	745	796

Average daily production—Equity method investments: (1)
Total (MMcfe/d)	30	—	—

Weighted average prices: (2)
Natural gas (Mcf)	$2.69	$3.41	$2.28
Oil (Bbl)	$47.42	$49.16	$39.00
NGL (Bbl)	$21.28	$24.37	$14.26

Average NYMEX prices:
Natural gas (MMBtu)	$3.00	$3.66	$2.46
Oil (Bbl)	$50.53	$53.04	$43.32

Costs per Mcfe of production:
Lease operating expenses	$1.11	$1.13	$1.02
Transportation expenses	$0.60	$0.59	$0.55
General and administrative expenses (3)	$0.62	$1.63	$0.82
Depreciation, depletion and amortization	$0.71	$1.07	$1.18
Taxes, other than income taxes	$0.25	$0.34	$0.23

Average daily production—Discontinued operations: (4)
Total (MMcfe/d)	14	30	32

(1)	Represents the Company’s historical 50% equity interest in Roan. Production of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.
(2)	Does not include the effect of gains (losses) on derivatives.
(3)	General and administrative expenses for the ten months ended December 31, 2017, the two months ended February 28, 2017, and the year ended December 31, 2016, include approximately $41 million, $50 million and $34 million, respectively, of noncash share-based compensation expenses. In addition, general and administrative expenses for the two months ended February 28, 2017, and the year ended December 31, 2016, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.
(4)	Production of the Company’s California properties reported as discontinued operations for 2017 is for the period from January 1, 2017 through July 31, 2017.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $24 million or 3% to approximately $709 million and $189 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $874 million for the year ended December 31, 2016, due to higher commodity prices, partially offset by lower production volumes. Higher natural gas, oil and NGL prices resulted in an increase in revenues of approximately $81 million, $58 million and $57 million, respectively.

Average daily production volumes decreased to approximately 616 MMcfe/d and 745 MMcfe/d for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately 796 MMcfe/d for the year ended December 31, 2016. Lower natural gas, oil and NGL production volumes resulted in a decrease in revenues of approximately $91 million, $56 million and $25 million, respectively.

The following table sets forth average daily production by region:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
Average daily production (MMcfe/d):
Rockies	184	294	330
Hugoton Basin	167	159	180
Mid-Continent	97	109	101
East Texas	53	52	57
Permian Basin	44	49	56
North Louisiana	29	28	15
Michigan/Illinois	29	29	30
South Texas	13	25	27

	616	745	796

Equity method investments	30	—	—

The increase from 2016 in average daily production volumes in the North Louisiana region primarily reflects increased development capital spending in the region. The decrease from 2016 in average daily production volumes in the Mid-Continent region primarily reflects lower production volumes as a result of the Roan Contribution on August 31, 2017, partially offset by increased development capital spending in the region. The decreases in average daily production volumes in the Rockies, Permian Basin and South Texas regions primarily reflect lower production volumes as a result of divestitures completed during 2017. See Note 4 to the audited consolidated and combined financial statements for additional information of divestitures. In addition, the decreases in average daily production volumes in these and the remaining regions reflect lower production volumes as a result of reduced development capital spending, as well as marginal well shut-ins, driven by continued low commodity prices. Equity method investments represents the Company’s historical 50% equity interest in Roan. Production of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.

Gains (Losses) on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives were approximately $14 million and $93 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to losses on oil and natural gas derivatives of approximately $164 million for the year ended December 31, 2016, representing a variance of approximately $271 million. Gains on oil and natural gas derivatives were primarily due to changes in fair value of the derivative contracts. The fair value on unsettled derivative contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

We determine the fair value of our oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 to the audited consolidated and combined financial statements for additional details about our commodity derivatives. For information about our credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems, plants and facilities. Other revenues primarily include management fee revenues recognized by the Company from Berry (in the Predecessor periods) and helium sales revenue. Marketing and other revenues decreased by approximately $9 million or 7% to approximately $104 million and $17 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $130 million for the year ended December 31, 2016. The decrease was primarily due to the management fee revenues from Berry included in the Predecessor periods, partially offset by higher revenues generated by the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses. Lease operating expenses decreased by approximately $39 million or 13% to approximately $208 million and $50 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $297 million for the year ended December 31, 2016. The decrease was primarily due to reduced labor costs for field operations as a result of cost savings initiatives and the divestitures completed in 2017. Lease operating expenses per Mcfe increased to $1.11 per Mcfe and $1.13 per Mcfe for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to $1.02 per Mcfe for the year ended December 31, 2016.

Transportation Expenses

Transportation expenses decreased by approximately $23 million or 14% to approximately $113 million and $26 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $162 million for the year ended December 31, 2016. The decrease was primarily due to reduced costs as a result of lower production volumes and as a result of the divestitures completed in 2017. Transportation expenses per Mcfe increased to $0.60 per Mcfe and $0.59 per Mcfe for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to $0.55 per Mcfe for the year ended December 31, 2016.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing expenses increased by approximately $44 million or 148% to approximately $69 million and $5 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $30 million for the year ended December 31, 2016. The increase was primarily due to higher expenses associated with the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. In addition, general and administrative expenses in the Predecessor periods include costs incurred by LINN Energy associated with the operations of Berry. General and administrative expenses decreased by approximately $49 million or 20% to approximately $117 million and $72 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $238 million for the year ended December 31, 2016. The decrease was primarily due to lower salaries and benefits related expenses, the costs associated with the operations of Berry in the Predecessor periods, lower various other administrative expenses including insurance and rent, and lower professional services expenses, partially offset by higher noncash share-based compensation expenses principally driven by the immediate vesting of certain awards on the Effective Date. General and administrative expenses per Mcfe were $0.62 per Mcfe and $1.63 per Mcfe for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to $0.82 per Mcfe for the year ended December 31, 2016. For professional services expenses related to the Chapter 11 proceedings that were incurred since the Petition Date, see “—Reorganization Items, Net.”

Exploration Costs

Exploration costs decreased by approximately $1 million to approximately $3 million and $93,000 for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $4 million for the year ended December 31, 2016. The decrease was primarily due to lower seismic data expenses.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization decreased by approximately $162 million or 47% to approximately $134 million and $47 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from approximately $343 million for the year ended December 31, 2016. The decrease was primarily due to lower rates as a result of the application of fresh start accounting, as well as lower total production volumes. Depreciation, depletion and amortization per Mcfe also decreased to $0.71 per Mcfe and $1.07 per Mcfe for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from $1.18 per Mcfe for the year ended December 31, 2016.

Impairment of Long-Lived Assets

The Company recorded no impairment charges for the ten months ended December 31, 2017, or the two months ended February 28, 2017. During the year ended December 31, 2016, the Company recorded an impairment charge of approximately $165 million associated with proved oil and natural gas properties in the Mid-Continent and Rockies regions due to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves.

Taxes, Other Than Income Taxes

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Severance taxes	$30,074	$9,107	$38,166
Ad valorem taxes	17,337	5,744	28,450
Other	142	26	1,028

	$47,553	$14,877	$67,644

Severance taxes, which are a function of revenues generated from production, increased primarily due to higher commodity prices, partially offset by lower production volumes. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, decreased primarily due to divestitures completed in 2017 and lower estimated valuations on certain of the Company’s properties.

(Gains) Losses on Sale of Assets and Other, Net

During the ten months ended December 31, 2017, the Company recorded the following amounts related to divestitures (see Note 4 to the audited consolidated and combined financial statements):

•	Net gain of approximately $277 million, including costs to sell of approximately $6 million, on the Jonah Assets Sale;

•	Net gain of approximately $175 million, including costs to sell of approximately $2 million, on the Washakie Assets Sale;

•	Net gain of approximately $116 million, including costs to sell of approximately $3 million, on the Williston Assets Sale;

•	Net gain of approximately $30 million, including costs to sell of approximately $1 million, on the Salt Creek Assets Sale;

•	Net gain of approximately $29 million on the Permian Assets Sales;

•	Advisory fees of approximately $17 million associated with the Roan Contribution; and

•	Net gain of approximately $14 million, including costs to sell of approximately $1 million, on the South Texas Assets Sales.

Other Income and (Expenses)

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Interest expense, net of amounts capitalized	$(12,380)	$(16,725)	$(184,870)
Earnings from equity method investments	11,840	157	699
Other, net	(6,233)	(149)	(2,345)

	$(6,773)	$(16,717)	$(186,516)

Interest expense decreased primarily due to lower outstanding debt during 2017, the Company’s discontinuation of interest expense recognition on the senior notes for the two months ended February 28, 2017, as a result of the Chapter 11 proceedings, and lower amortization of discounts and financing fees. For the two months ended February 28, 2017, and the period from May 12, 2016 through December 31, 2016, contractual interest, which was not recorded, on the senior notes was approximately $37 million and $143 million, respectively. See “—Liquidity and Capital Resources—Debt” below for additional details.

The Second Lien Notes were accounted for as a troubled debt restructuring which requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized. For the two months ended February 28, 2017, and the period from May 12, 2016 through December 31, 2016, unrecorded contractual interest on the Second Lien Notes was approximately $20 million and $76 million, respectively.

Equity method investments primarily include the Company’s historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off. The Company’s equity earnings consists of its share of Roan’s earnings and the amortization of the difference between the Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. See Note 4 to the audited consolidated and combined financial statements for additional information.

Reorganization Items, Net

The Company incurred significant costs and recognized significant gains associated with the reorganization. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the Petition Date, and also include adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined.

The following table summarizes the components of reorganization items included on the consolidated and combined statements of operations:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Gain on settlement of liabilities subject to compromise	$—	$3,914,964	$—
Recognition of an additional claim for the Predecessor’s Second Lien Notes settlement	—	(1,000,000)	—
Fresh start valuation adjustments	—	(591,525)	—
Income tax benefit related to implementation of the Plan	—	264,889	—
Legal and other professional fees	(8,584)	(46,961)	(56,656)
Unamortized deferred financing fees, discounts and premiums	—	—	(52,045)
Gains related to interest payable on Predecessor’s Second Lien Notes	—	—	551,000
Terminated contracts	—	(6,915)	(66,052)
Other	51	(13,315)	(40,127)

Reorganization items, net	$(8,533)	$2,521,137	$336,120

Income Tax Expense (Benefit)

The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. The Company recognized income tax expense of approximately $390 million and an income tax benefit of approximately $166,000 for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to an income tax expense of approximately $11 million for the year ended December 31, 2016.

Income (Loss) from Discontinued Operations, Net of Income Taxes

As a result of the Company’s strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), the Company has classified the results of operations of its California properties as discontinued operations. Income from discontinued operations, net of income taxes was approximately $83 million for the ten months ended December 31, 2017, compared to losses of approximately $548,000 and $18 million for the two months ended February 28, 2017, and the year ended December 31, 2016, respectively. See Note 4 to the audited consolidated and combined financial statements for additional information.

Net Income (Loss)

Net income increased by approximately $3.4 billion to net income of approximately $435 million and $2.6 billion for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, from a net loss of approximately $362 million for the year ended December 31, 2016. The increase was primarily due to higher gains included in reorganization items, gains on the divestitures completed in 2017, gains compared to losses on commodity derivatives, lower expenses, lower impairment charges, income compared to losses from discontinued operations and higher production revenues. See discussion above for explanations of variances.

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

	Predecessor
	Year Ended December 31,
	2016	2015	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$426,307	$512,538	$(86,231)
Oil sales	315,472	434,961	(119,489)
NGL sales	132,382	118,296	14,086

Total oil, natural gas and NGL sales	874,161	1,065,795	(191,634)
Gains (losses) on oil and natural gas derivatives	(164,330)	1,027,014	(1,191,344)
Marketing and other revenues (1)	129,813	141,647	(11,834)

	839,644	2,234,456	(1,394,812)

Expenses:
Lease operating expenses	296,891	352,077	(55,186)
Transportation expenses	161,574	167,023	(5,449)
Marketing expenses	29,736	35,278	(5,542)
General and administrative expenses (2)	237,841	285,996	(48,155)
Exploration costs	4,080	9,473	(5,393)
Depreciation, depletion and amortization	342,614	513,508	(170,894)
Impairment of long-lived assets	165,044	5,024,944	(4,859,900)
Taxes, other than income taxes	67,644	97,683	(30,039)
(Gains) losses on sale of assets and other, net	16,257	(194,805)	211,062

	1,321,681	6,291,177	(4,969,496)

Other income and (expenses)	(186,516)	237,998	(424,514)

Reorganization items, net	336,120	—	336,120

Loss from continuing operations before income taxes	(332,433)	(3,818,723)	3,486,290
Income tax expense (benefit)	11,300	(6,307)	17,607

Loss from continuing operations	(343,733)	(3,812,416)	3,468,683
Loss from discontinued operations, net of income taxes	(18,354)	9,586	(27,940)

Net loss	$(362,087)	$(3,802,830)	$3,440,743

(1)	Marketing and other revenues for the years ended December 31, 2016, and December 31, 2015 include approximately $69 million and $78 million, respectively, of management fee revenues recognized by the

Company from Berry. Management fee revenues are included in “other revenues” on the consolidated and combined statements of operations.
(2)	General and administrative expenses for the years ended December 31, 2016, and December 31, 2015, include approximately $34 million and $47 million, respectively, of noncash unit-based compensation expenses. In addition, general and administrative expenses for the years ended December 31, 2016, and December 31, 2015, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

	Predecessor
	Year Ended December 31,
	2016	2015	Variance
Average daily production:
Natural gas (MMcf/d)	511	549	(7)%
Oil (MBbls/d)	22.1	27.4	(19)%
NGL (MBbls/d)	25.4	25.6	(1)%
Total (MMcfe/d)	796	867	(8)%

Weighted average prices: (1)
Natural gas (Mcf)	$2.28	$2.56	(11)%
Oil (Bbl)	$39.00	$43.42	(10)%
NGL (Bbl)	$14.26	$12.66	13%

Average NYMEX prices:
Natural gas (MMBtu)	$2.46	$2.66	(8)%
Oil (Bbl)	$43.32	$48.80	(11)%

Costs per Mcfe of production:
Lease operating expenses	$1.02	$1.11	(8)%
Transportation expenses	$0.55	$0.53	4%
General and administrative expenses (2)	$0.82	$0.90	(9)%
Depreciation, depletion and amortization	$1.18	$1.62	(27)%
Taxes, other than income taxes	$0.23	$0.31	(26)%

Average daily production—Discontinued operations:
Total (MMcfe/d)	32	30	7%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2016, and December 31, 2015, include approximately $34 million and $47 million, respectively, of noncash unit-based compensation expenses. In addition, general and administrative expenses for the years ended December 31, 2016, and December 31, 2015, include expenses incurred by Linn associated with the operations of Berry. On February 28, 2017, Linn and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales decreased by approximately $192 million or 18% to approximately $874 million for the year ended December 31, 2016, from approximately $1.1 billion for the year ended December 31, 2015, due to lower natural gas and oil prices, and lower production volumes, partially offset by higher NGL prices. Lower natural gas and oil prices resulted in a decrease in revenues of approximately $52 million and $36 million, respectively. Higher NGL prices resulted in an increase in revenues of approximately $15 million.

Average daily production volumes decreased to approximately 796 MMcfe/d for the year ended December 31, 2016, from approximately 867 MMcfe/d for the year ended December 31, 2015. Lower oil, natural gas and NGL production volumes resulted in a decrease in revenues of approximately $84 million, $34 million and $1 million, respectively.

The following table sets forth average daily production by region:

	Predecessor
	Year Ended December 31,
	2016	2015	Variance
Average daily production (MMcfe/d):
Rockies	330	359	(29)	(8)%
Hugoton Basin	180	193	(13)	(7)%
Mid-Continent	101	100	1	2%
East Texas	57	61	(4)	(8)%
Permian Basin	56	80	(24)	(30)%
Michigan/Illinois	30	31	(1)	(3)%
South Texas	27	32	(5)	(14)%
North Louisiana	15	11	4	39%

	796	867	(71)	(8)%

The decreases in average daily production volumes primarily reflect reduced development capital spending throughout the Company’s various operating regions, as well as marginal well shut-ins, driven by continued low commodity prices. The decrease in average daily production volumes in the Permian Basin region also reflects lower production volumes as a result of the sale of its remaining position in Howard County in the Permian Basis (the “Howard County Assets Sale”) on August 31, 2015.

Gains (Losses) on Oil and Natural Gas Derivatives

Losses on oil and natural gas derivatives were approximately $164 million for the year ended December 31, 2016, compared to gains of approximately $1.0 billion for the year ended December 31, 2015, representing a variance of approximately $1.2 billion. Losses on oil and natural gas derivatives were primarily due to changes in fair value of the derivative contracts and the impact of the declining maturity schedule from period to period of the Company’s hedges. The fair value on unsettled derivative contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

The Company determines the fair value of our oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 for additional details about our commodity derivatives. For information about our credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems, plants and facilities. Other revenues primarily include management fee revenues recognized by the Company from Berry and helium sales revenue. Marketing and other revenues decreased by approximately $12 million or 8% to approximately $130 million for the year ended December 31, 2016, from approximately $142 million for the year ended December 31, 2015. The decrease was primarily due to lower management fee revenues from

Berry, principally driven by reduced salaries and benefits related expenses at the Company, as well as lower revenues generated by the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms, partially offset by higher helium sales revenue in the Hugoton Basin.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses. Lease operating expenses decreased by approximately $55 million or 16% to approximately $297 million for the year ended December 31, 2016, from approximately $352 million for the year ended December 31, 2015. The decrease was primarily due to cost savings initiatives and lower workover activities. Lease operating expenses per Mcfe also decreased to $1.02 per Mcfe for the year ended December 31, 2016, from $1.11 per Mcfe for the year ended December 31, 2015.

Transportation Expenses

Transportation expenses decreased by approximately $5 million or 3% to approximately $162 million for the year ended December 31, 2016, from approximately $167 million for the year ended December 31, 2015. The decrease was primarily due to reduced costs as a result of lower production volumes, partially offset by higher costs from non-operated properties in the Rockies region. Transportation expenses per Mcfe increased to $0.55 per Mcfe for the year ended December 31, 2016, from $0.53 per Mcfe for the year ended December 31, 2015.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing expenses decreased by approximately $5 million or 16% to approximately $30 million for the year ended December 31, 2016, from approximately $35 million for the year ended December 31, 2015. The decrease was primarily due to lower expenses associated with the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. In addition, general and administrative expenses for the years ended December 31, 2016, and December 31, 2015, include costs incurred by LINN Energy associated with the operations of Berry. General and administrative expenses decreased by approximately $48 million or 17% to approximately $238 million for the year ended December 31, 2016, from approximately $286 million for the year ended December 31, 2015. The decrease was primarily due to lower professional services expenses, lower acquisition expenses, lower salaries and benefits related expenses and lower various other administrative expenses including rent. General and administrative expenses for the year ended December 31, 2015, was impacted by advisory fees related to alliance agreements entered into with certain private capital investors. General and administrative expenses per Mcfe also decreased to $0.82 per Mcfe for the year ended December 31, 2016, from $0.90 per Mcfe for the year ended December 31, 2015.

For professional services expenses related to the Chapter 11 proceedings that were incurred since the Petition Date, see “—Reorganization Items, Net.”

Exploration Costs

Exploration costs decreased by approximately $5 million to approximately $4 million for the year ended December 31, 2016, from approximately $9 million for the year ended December 31, 2015. The decrease was primarily due to lower dry hole costs and lower leasehold impairment expenses on unproved properties.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization decreased by approximately $171 million or 33% to approximately $343 million for the year ended December 31, 2016, from approximately $514 million for the year ended December 31, 2015. The decrease was primarily due to lower rates as a result of the impairments recorded in 2015 and 2016, as well as lower total production volumes. Depreciation, depletion and amortization per Mcfe also decreased to $1.18 per Mcfe for the year ended December 31, 2016, from $1.62 per Mcfe for the year ended December 31, 2015.

Impairment of Long-Lived Assets

The Company recorded the following noncash impairment charges associated with proved and unproved oil and natural gas properties:

	Predecessor
	Year Ended December 31,
	2016	2015
	(in thousands)
Mid-Continent region	$141,902	$405,370
Rockies region	23,142	1,592,256
Hugoton Basin region	—	1,667,768
East Texas	—	361,373
Permian Basin region	—	71,990
North Louisiana region	—	55,849
South Texas region	—	42,433

Proved oil and natural gas properties	165,044	4,197,039

North Louisiana region	—	416,846
Permian Basin region	—	226,922
Rockies region	—	184,137

Unproved oil and natural gas properties	—	827,905

Impairment of long-lived assets	$165,044	$5,024,944

The impairment charges in 2016 and 2015 were due to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves.

(Gains) Losses on Sale of Assets and Other, Net

During the year ended December 31, 2016, the Company had no significant gains or losses from the sale of assets. During the year ended December 31, 2015, the Company recorded a net gain of approximately $177 million, including costs to sell of approximately $1 million, on the Howard County Assets Sale. See Note 4 to the audited consolidated and combined financial statements for additional details of divestitures and exchanges of properties.

Taxes, Other Than Income Taxes

	Predecessor
	Year Ended December 31,
	2016	2015	Variance
	(in thousands)
Severance taxes	$38,166	$53,016	$(14,850)
Ad valorem taxes	28,450	44,716	(16,266)
Other	1,028	(49)	1,077

	$67,644	$97,683	$(30,039)

Taxes, other than income taxes decreased by approximately $30 million or 31% for the year ended December 31, 2016, compared to the year ended December 31, 2015. Severance taxes, which are a function of revenues generated from production, decreased primarily due to lower natural gas and oil prices and lower production volumes. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, decreased primarily due to lower estimated valuations on certain of the Company’s properties.

Other Income and (Expenses)

	Predecessor
	Year Ended December 31,
	2016	2015	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(184,870)	$(456,749)	$271,879
Gain on extinguishment of debt	—	708,050	(708,050)
Earnings from equity method investments	699	685	14
Other, net	(2,345)	(13,988)	11,643

	$(186,516)	$237,998	$(424,514)

Other income and (expenses) decreased by approximately $425 million for the year ended December 31, 2016, compared to the year ended December 31, 2015. Interest expense decreased primarily due to the Company’s discontinuation of interest expense recognition on the senior notes for the period from May 12, 2016 through December 31, 2016, as a result of the Chapter 11 proceedings, lower outstanding debt during the period principally as a result of the senior notes repurchased and exchanged during 2015, and lower amortization of discounts and financing fees. For the period from May 12, 2016 through December 31, 2016, contractual interest, which was not recorded, on the senior notes was approximately $143 million. For the year ended December 31, 2015, the Company recorded a gain on extinguishment of debt of approximately $708 million as a result of the repurchases of a portion of its senior notes. Other expenses decreased primarily due to lower write-offs of deferred financing fees related to the Revolving Credit Facility and lower bank fees. See “—Liquidity and Capital Resources—Debt” below for additional details.

The $1.0 billion in aggregate principal amount of Second Lien Notes issued in November 2015 were accounted for as a troubled debt restructuring which requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized. For the period from May 12, 2016 through December 31, 2016, unrecorded contractual interest on the Second Lien Notes was approximately $76 million.

Reorganization Items, Net

The Company incurred significant costs and recognized significant gains associated with the reorganization. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the

Petition Date, and also include adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined.

The following table summarizes the components of reorganization items included on the consolidated and combined statement of operations:

Predecessor
Year Ended December 31, 2016
(in thousands)
Legal and other professional fees	$(56,656)
Unamortized deferred financing fees, discounts and premiums	(52,045)
Gain related to interest payable on Predecessor’s Second Lien Notes	551,000
Terminated contracts	(66,052)
Other	(40,127)

Reorganization items, net	$336,120

Income Tax Expense (Benefit)

The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. The Company recognized income tax expense of approximately $11 million for the year ended December 31, 2016, compared to an income tax benefit of approximately $6 million for the year ended December 31, 2015. The increased income tax expense is primarily due to additional expense recognized related to unit-based compensation in 2016 for which there was no windfall benefit offset as in 2015.

Loss from Discontinued Operations, Net of Income Taxes

As a result of the Company’s strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), the Company has classified the results of operations of its California properties as discontinued operations. Loss from discontinued operations, net of income taxes was approximately $18 million compared to income of $10 million for the years ended December 31, 2016, and December 31, 2015, respectively. See Note 4 to the audited consolidated and combined financial statements for additional information.

Net Loss

Net loss decreased by approximately $3.4 billion to approximately $362 million for the year ended December 31, 2016, from approximately $3.8 billion for the year ended December 31, 2015. The decrease was primarily due to lower impairment charges and lower expenses, including interest, partially offset by losses compared to gains on oil and natural gas derivatives for the comparative period, from discontinued operations, the gain on extinguishment of debt in 2015, lower production revenues and losses compared to gains. See discussion above for explanations of variances.

Liquidity and Capital Resources

The Company’s sources of cash have primarily consisted of proceeds from its 2017 and 2018 divestitures of oil and natural gas properties and net cash provided by operating activities. As a result of divesting certain oil and natural gas properties in 2017 and the first quarter of 2018, the Company received over $1.5 billion in net cash proceeds in 2017 and approximately $232 million in net cash proceeds during the three months ended March 31, 2018. The Company repaid all of its outstanding debt as of July 31, 2017. The Company has also used its cash to fund capital expenditures, principally for the development of its oil and natural gas properties, and plant and pipeline construction, as well as repurchases of LINN common stock. Based on current expectations, the Company believes its liquidity and capital resources will be sufficient to conduct its business and operations.

See below for details regarding capital expenditures for the periods presented:

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Oil and natural gas	$10,064	$199,866	$16,992	$39,409	$126,876	$286,028
Plant and pipeline	56,861	93,318	1,413	4,990	36,433	2,539
Other	3	5,626	129	1,243	8,315	45,387

Capital expenditures, excluding acquisitions	$66,928	$298,810	$18,534	$45,642	$171,624	$333,954

Capital expenditures, excluding acquisitions—discontinued operations	$—	$2,033	$876	$436	$1,109	$32,152

The increase in capital expenditures in 2017 and the three months ended March 31, 2018 was primarily due to oil and natural gas development activities in the Merge/SCOOP/STACK and plant and pipeline construction activities associated with the Chisholm Trail Cryogenic Gas Plant. For 2018, the Company estimates its total capital expenditures, excluding acquisitions, will be approximately $160 million, including approximately $35 million related to its oil and natural gas capital program and approximately $120 million related to Blue Mountain. This estimate is under continuous review and subject to ongoing adjustments.

Statements of Cash Flows

The following is a comparative cash flow summary:

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Net cash:
Provided by operating activities	$50,866	$231,021	$17,763	$152,714	$875,306	$1,127,700
Provided by (used in) investing activities	160,260	1,257,352	(22,384)	(58,756)	(230,438)	(276,023)
Used in financing activities	(427,589)	(1,111,473)	(48,595)	(437,730)	(164,150)	(850,886)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(216,463)	$376,900	$(53,216)	$(343,772)	$480,718	$791

Operating Activities

Cash provided by operating activities was approximately $51 million compared to approximately $18 million and $153 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. The decrease was primarily due to lower production related revenues principally due to lower production volumes.

Cash provided by operating activities was approximately $231 million and $153 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to approximately $875 million for the year ended December 31, 2016. The decrease was primarily due to lower cash settlements on derivatives, partially offset by higher production related revenues principally due to higher commodity prices.

Cash provided by operating activities for the year ended December 31, 2016 was approximately $875 million, compared to approximately $1.1 billion for the year ended December 31, 2015. The decrease was primarily due to lower cash settlements on derivatives and lower production related revenues principally due to lower commodity prices and lower production volumes, partially offset by lower expenses.

Investing Activities

The following provides a comparative summary of cash flow from investing activities:

	Successor			Predecessor
	Three Months Ended March 31, 2018	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Cash flow from investing activities:
Capital expenditures	$(72,134)	$(260,316)	$(22,245)	$(58,006)	$(215,857)	$(599,050)
Proceeds from sale of properties and equipment and other	232,394	1,172,025	326	(166)	(4,690)	349,200

Net cash provided by (used in) investing activities—continuing operations	160,260	911,709	(21,919)	(58,172)	(220,547)	(249,850)
Net cash provided by (used in) investing activities—discontinued operations	—	345,643	(465)	(584)	(9,891)	(26,173)

Net cash provided by (used in) investing activities	$160,260	$1,257,352	$(22,384)	$(58,756)	$(230,438)	$(276,023)

The primary use of cash in investing activities is for the development of the Company’s oil and natural gas properties. Capital expenditures decreased in the three months ended March 31, 2018 compared to the one month ended March 31, 2017 and the two months ended February 28, 2017 primarily due to lower oil and natural gas capital spending, partially offset by higher spending on plant and pipeline construction related to the Chisholm Trail Cryogenic Gas Plant. Capital expenditures increased in 2017 primarily due to higher spending on development activities in the Company’s Mid-Continent, Rockies, East Texas and North Louisiana regions. Capital expenditures decreased during 2016 and 2015 primarily due to lower spending on development activities throughout the Company’s various operating regions as a result of continued low commodity prices. The Company made no acquisitions of properties during the three months ended March 31, 2018, or during 2017, 2016 or 2015. The Company has classified the cash flows of its California properties as discontinued operations.

Proceeds from sale of properties and equipment and other for the three months ended March 31, 2018, include cash proceeds received of approximately $109 million from the West Texas Assets Sale, approximately $101 million (excluding a deposit of approximately $12 million received in 2017) from the Oklahoma and Texas Assets Sale and deposits of approximately $18 million related to the Altamont Bluebell Assets Sale and the New Mexico Assets Sale. See Note 4 to the unaudited condensed consolidated and combined financial statements for additional details of divestitures.

Proceeds from sale of properties and equipment and other for the ten months ended December 31, 2017, include cash proceeds received of approximately $258 million from the Williston Assets Sale, $195 million from the Washakie Assets Sale, approximately $49 million from the South Texas Assets Sales, approximately $31 million from the Permian Basin Assets Sales, approximately $74 million from the Salt Creek Assets Sale and approximately $565 million from the Jonah Assets Sale. In addition, $3 million received from the 2017 divestitures and approximately $12 million received from divestitures that closed in 2018 were in escrow and classified as restricted cash. See Note 4 to the audited consolidated and combined financial statements and Note 4 to the unaudited condensed consolidated and combined financial statements for additional details of divestitures. Proceeds from the sale of properties and equipment and other for the year ended December 31, 2015, include approximately $276 million in net cash proceeds received from the Howard County Assets Sale in August 2015.

Financing Activities

Cash used in financing activities was approximately $428 million for the three months ended March 31, 2018, compared to approximately $49 million and $438 million for the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. During the three months ended March 31, 2018, the primary use of cash in financing activities was for repurchases of LINN common stock and settlement of restricted stock units under the Company’s liquidity program (see Note 12 to the unaudited condensed consolidated and combined financial statements). During the one month ended March 31, 2017, and the two months ended February 28, 2017, the primary use of cash in financing activities was for repayments of debt.

Cash used in financing activities was approximately $1.1 billion and $438 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively, compared to cash provided by financing activities of approximately $164 million for the year ended December 31, 2016. During the year ended December 31, 2015, cash used in financing activities was approximately $851 million. In 2017, the primary use of cash in financing activities was for repayments of debt. During the year ended December 31, 2016, the Company borrowed approximately $979 million under its credit facility, including approximately $919 million in February 2016 which represented the remaining undrawn amount that was available. In addition, during the year ended December 31, 2016, the Company repaid approximately $913 million under its credit facility and term loan, primarily using the net cash proceeds from canceled derivative contracts (see Note 7 to the audited consolidated and combined financial statements and Note 8 to the unaudited condensed consolidated and combined financial statements).

The following provides a comparative summary of proceeds from borrowings and repayments of debt:

	Successor		Predecessor
	Ten Months Ended December 31, 2017	One Month Ended March 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Proceeds from borrowings:
Successor Credit Facility	$190,000	$30,000	$—	$—	$—
Predecessor Credit Facility	—	—	—	978,500	1,445,000

	$190,000	$30,000	$—	$978,500	$1,445,000

Repayments of debt:
Successor Credit Facility	$(790,000)	$(96,250)	$—	$—	$—
Successor Term Loan	(300,000)	—	—	—	—
Predecessor Credit Facility	—	—	(1,038,986)	(814,298)	(1,275,000)
Predecessor senior notes	—	—	—	—	(553,461)
Predecessor bridge loan and term loan	—	—	—	(98,911)	—

	$(1,090,000)	$(96,250)	$(1,038,986)	$(913,209)	$(1,828,461)

On February 28, 2017, the Company canceled its obligations under the Predecessor Credit Facility and entered into the Successor Credit Facility, which was a net transaction and is reflected as such on the consolidated and combined statement of cash flows. In addition, in February 2017, the Company made a $30 million payment to holders of claims under the Second Lien Notes. See Note 15 to the audited consolidated and combined financial statements for details about the Company’s borrowings and repayments of debt that were reflected as noncash transactions.

Debt

The following summarizes the Company’s outstanding debt:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands, except percentages)
Revolving credit facility	$—	$—
Predecessor credit facility	—	1,654,745
Predecessor term loan	—	284,241
6.50% senior notes due May 2019	—	562,234
6.25% senior notes due November 2019	—	581,402
8.625% senior notes due April 2020	—	718,596
12.00% senior secured second lien notes due December 2020	—	1,000,000
7.75% senior notes due February 2021	—	779,474
6.50% senior notes due September 2021	—	381,423
Net unamortized deferred financing fees	—	(1,257)

Total debt, net	—	5,960,858
Less current portion, net (1)	—	(1,937,729)
Less liabilities subject to compromise (2)	—	(4,023,129)

Long-term debt	$—	$—

(1)	Due to covenant violations, the Predecessor’s credit facility and term loan were classified as current at December 31, 2016.

(2)	The Predecessor’s senior notes and Second Lien Notes were classified as liabilities subject to compromise at December 31, 2016. On the Effective Date, pursuant to the terms of the Plan, all outstanding amounts under these debt instruments were canceled.

As of March 31, 2018, there were no borrowings outstanding under the Revolving Credit Facility and there was approximately $343 million of available borrowing capacity (which includes a $47 million reduction for outstanding letters of credit).

In connection with the entry into the Revolving Credit Facility in August 2017, the Successor Credit Facility was terminated and repaid in full. On the Effective Date, pursuant to the terms of the Plan, all outstanding obligations under the Predecessor’s credit facility, Second Lien Notes and senior notes were canceled.

During the year ended December 31, 2015, the Company repurchased, through privately negotiated transactions and on the open market, approximately $927 million of its outstanding senior notes as follows:

•	6.50% senior notes due May 2019—$53 million;

•	6.25% senior notes due November 2019—$395 million;

•	8.625% senior notes due April 2020—$295 million;

•	7.75% senior notes due February 2021—$36 million; and

•	6.50% senior notes due September 2021—$148 million.

In connection, with the repurchases, the Company paid approximately $553 million in cash.

For additional information related to the Company’s outstanding debt, see Note 6 to the audited consolidated and combined financial statements and Note 7 to the unaudited condensed consolidated and combined financial statements.

2018 Oil and Natural Gas Capital Budget

For 2018, we estimate our total capital expenditures, excluding acquisitions, will be approximately $160 million, including approximately $35 million related to its oil and natural gas capital program and approximately $120 million related to Blue Mountain. This estimate is under continuous review and subject to ongoing adjustments.

Counterparty Credit Risk

The Company accounts for its commodity derivatives at fair value. The Company’s counterparties are participants in the Revolving Credit Facility. The Revolving Credit Facility is secured by certain of the Company’s and its subsidiaries’ oil, natural gas and NGL reserves and personal property; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements and transactions, including operating lease arrangements and undrawn letters of credit. In addition, the Company enters into other contractual agreements in the normal course of business for processing and transportation as well as for other oil and natural gas activities. Other than the items discussed above, there are no other arrangements, transactions or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the Company’s liquidity or capital resource positions.

Commitments and Contractual Obligations

The following is a summary of our commitments and contractual obligations as of December 31, 2017:

	Payments Due
Contractual Obligations	Total	2018	2019 – 2020	2021 –2022	2023 and Beyond
	(in thousands)
Operating lease obligations:
Office, property and equipment leases	$5,292	$2,812	$2,468	$12	$—
Other:
Commodity derivatives	12,952	10,103	2,849	—	—
Asset retirement obligations	164,553	3,926	8,613	7,731	144,283
Capital commitments	36,035	36,020	10	5	—

	$218,832	$52,861	$13,940	$7,748	$144,283

During the three months ended March 31, 2018, the Company paid approximately $19 million of its capital commitments. There have been no other significant changes to the Company’s contractual obligations since December 31, 2017.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based on the consolidated and combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that are believed to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results may differ from these estimates and assumptions used in the preparation of the financial statements.

Below are expanded discussions of the Company’s more significant accounting policies, estimates and judgments, i.e., those that reflect more significant estimates and assumptions used in the preparation of its financial statements. See Note 1 to the audited consolidated and combined financial statements and Note 1 to the unaudited condensed consolidated and combined financial statements for details about additional accounting policies and estimates made by Company management.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1 to the audited consolidated and combined financial statements and Note 1 to the unaudited condensed consolidated and combined financial statements.

Fresh Start Accounting

Upon LINN Energy’s emergence from Chapter 11 bankruptcy, it adopted fresh start accounting in accordance with the provisions of ASC 852 which resulted in the Company becoming a new entity for financial reporting purposes. In accordance with ASC 852, the Company was required to adopt fresh start accounting upon its emergence from Chapter 11 because (i) the holders of existing voting ownership interests of the Predecessor received less than 50% of the voting shares of the Successor and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

Upon adoption of fresh start accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values (except for deferred income taxes) in accordance with ASC 805 “Business Combinations” (“ASC 805”). The amount of deferred income taxes recorded was determined in accordance with ASC 740 “Income Taxes” (“ASC 740”). The Effective Date fair values of the Company’s assets and liabilities differed materially from their recorded values as reflected on the historical balance sheet. The effects of the Plan and the application of fresh start accounting were reflected on the consolidated and combined balance sheet as of February 28, 2017, and the related adjustments thereto were recorded on the consolidated and combined statement of operations for the two months ended February 28, 2017. As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the consolidated and combined financial statements on or after February 28, 2017, are not comparable with the consolidated and combined financial statements prior to that date. See Note 3 to the audited consolidated and combined financial statements and Note 2 to the unaudited condensed consolidated and combined financial statements for additional information.

Oil and Natural Gas Reserves

Proved reserves are based on the quantities of oil, natural gas and NGL that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The independent engineering firm, DeGolyer and MacNaughton, prepared a reserve and economic evaluation of all of the Company properties on a well-by-well basis as of December 31, 2017, and the reserve estimates reported herein were prepared by DeGolyer and MacNaughton. The reserve estimates were reviewed and approved by the Company’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer.

Reserves and their relation to estimated future net cash flows impact the Company’s depletion and impairment calculations as well as the Company’s application of fresh start accounting. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future production rates, future net revenue and the present value of such future net revenue, based in part on data provided by the Company. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years.

The accuracy of reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgments of the individuals preparing the estimates. In addition, reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and NGL eventually recovered. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “Supplemental Oil and Natural Gas Data (Unaudited)” in the Consolidated and Combined Financial Statements.

Oil and Natural Gas Properties

Proved Properties

The Company accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. The Company capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use.

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows of proved and risk-adjusted probable and possible reserves are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

The Company recorded no impairment charges associated with proved oil and natural gas properties during 2017. Based on the analysis described above, for the years ended December 31, 2016, and December 31, 2015, the Company recorded noncash impairment charges of approximately $165 million and $4.2 billion, respectively, associated with proved oil and natural gas properties. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated and combined statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis.

The Company evaluates the impairment of its unproved oil and natural gas properties whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of unproved properties are reduced to fair value based on management’s experience in similar situations and other factors such as the lease terms of the properties and the relative proportion of such properties on which proved reserves have been found in the past.

The Company recorded no impairment charges associated with unproved properties for the years ended December 31, 2017 or 2016. Based on the analysis described above, for the year ended December 31, 2015, the Company recorded noncash impairment charges of approximately $828 million associated with unproved oil and natural gas properties. The carrying values of the impaired unproved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated and combined statements of operations.

Accounting for Investment in Roan Resources LLC

The Company uses the equity method of accounting for its investment in Roan. The Company’s equity earnings (losses) consists of its share of Roan’s earnings or losses and the amortization of the difference between the Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. Impairment testing on the Company’s investment in Roan is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. See Note 5 to the audited consolidated and combined financial statements and Note 6 to the unaudited condensed consolidated and combined financial statements for additional details about the Company’s investment in Roan.

As discussed above, historically, a subsidiary of the Company owned the equity interest in Roan. However, in connection with the separation, the Company will undergo an internal reorganization resulting in the equity interest in Roan being retained by Linn Energy, Inc. and no longer being affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated and combined financial statements in periods subsequent to the spin-off.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s primary market risks are attributable to fluctuations in commodity prices and interest rates. These risks can affect the Company’s business, financial condition, operating results and cash flows. See below for quantitative and qualitative information about these risks.

The following should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The reference to a “Note” herein refers to the accompanying Notes to Consolidated and Combined Financial Statements contained elsewhere in this prospectus.

Commodity Price Risk

The Company’s most significant market risk relates to prices of oil, natural gas and NGL. The Company expects commodity prices to remain volatile and unpredictable. As commodity prices decline or rise significantly, revenues and cash flows are likewise affected. In addition, future declines in commodity prices may result in noncash write-downs of the Company’s carrying amounts of its assets.

Historically, the Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business. The Company does not enter into derivative contracts for trading purposes. The appropriate level of production to be hedged is an ongoing consideration based on a variety of factors, including among other things, current and future expected commodity market prices, the Company’s overall risk profile, including leverage and size and scale considerations, as well as any requirements for or restrictions on levels of hedging contained in any credit facility or other debt instrument applicable at the time. In addition, when commodity prices are depressed and forward commodity price curves are flat or in backwardation, the Company may determine that the benefit of hedging its anticipated production at these levels is outweighed by its resultant inability to obtain higher revenues for its production if commodity prices recover during the duration of the contracts. As a result, the appropriate percentage of production volumes to be hedged may change over time.

At March 31, 2018, the fair value of fixed price swaps and collars was a net liability of approximately $14 million. A 10% increase in the index oil and natural gas prices above the March 31, 2018, prices would result in a net liability of approximately $51 million, which represents a decrease in the fair value of approximately $37 million; conversely, a 10% decrease in the index oil and natural gas prices below the March 31, 2018, prices would result in a net asset of approximately $22 million, which represents an increase in the fair value of approximately $36 million.

At December 31, 2017, the fair value of fixed price swaps and collars was a net liability of approximately $2 million. A 10% increase in the index oil and natural gas prices above the December 31, 2017, prices would result in a net liability of approximately $45 million, which represents a decrease in the fair value of approximately $43 million; conversely, a 10% decrease in the index oil and natural gas prices below the December 31, 2017, prices would result in a net asset of approximately $38 million, which represents an increase in the fair value of approximately $40 million.

At December 31, 2016, the fair value of fixed price swaps and collars was a net liability of approximately $85 million. A 10% increase in the index oil and natural gas prices above the December 31, 2016, prices would result in a net liability of approximately $183 million, which represents a decrease in the fair value of approximately $98 million; conversely, a 10% decrease in the index oil and natural gas prices below the December 31, 2016, prices would result in a net asset of approximately $13 million, which represents an increase in the fair value of approximately $98 million.

The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets.

The prices of oil, natural gas and NGL have been extremely volatile, and the Company expects this volatility to continue. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for such commodities, market uncertainty and a variety of additional factors that are beyond its control. Actual gains or losses recognized related to the Company’s derivative contracts depend exclusively on the price of the commodities on the specified settlement dates provided by the derivative contracts. Additionally, the Company cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, the Company’s cash flows could be impacted.

Interest Rate Risk

At March 31, 2018 and December 31, 2017, the Company had no debt outstanding under the Revolving Credit Facility. At December 31, 2016, the Company had debt outstanding under the Predecessor Credit Facility of approximately $1.9 billion which incurred interest at floating rates. A 1% increase in the respective market rates would result in an estimated $19 million increase in annual interest expense.

OUR BUSINESS

This summary highlights information contained in this prospectus and provides an overview of Riviera, our spin-off from LINN Energy and the distribution of our common stock by LINN Energy to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire prospectus carefully, particularly the sections titled “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated and Combined Financial Information” and our audited and unaudited consolidated and combined financial statements and the notes thereto included in this prospectus.

Our Company

We are currently an indirect subsidiary of Linn Energy, Inc. After the spin-off is completed, we will be an independent oil and natural gas company with a strategic focus on efficiently operating our mature low-decline assets, developing our growth-oriented assets, and returning capital to stockholders. We will own (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin. LINN Energy will not retain any ownership interest in us following the spin-off.

Relationship with LINN Energy

Linn Energy, Inc. is an independent oil and natural gas company that was formed on February 14, 2017, in connection with the reorganization of its predecessor, Linn Energy, LLC. Linn Energy, LLC was publicly traded on the NASDAQ stock exchange from January 2006 to February 2017. In May 2016, following the steep decline in oil and natural gas prices between 2014 and 2016, and after wide ranging efforts to proactively improve its capital structure, Linn Energy, LLC (together with certain of its direct and indirect subsidiaries and affiliates, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). During the pendency of the Chapter 11 proceedings, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Linn Energy, Inc. emerged from bankruptcy effective February 28, 2017.

Following the spin-off, we will have an ongoing relationship with LINN Energy, which owns a 50% equity interest in Roan. Under the Transition Services Agreement, we will provide transitional services to LINN Energy for, among other things, finance, information technology, human resources and other services, for a limited time to help ensure an orderly transition following the distribution. For a more detailed description, see “Certain Relationships and Related Party Transactions—Agreements with LINN Energy Related to the Spin-Off.”

Certain members of our board of directors also serve on the LINN Energy board of directors. See “Management.”

Operating Regions

Our properties are located in six operating regions in the United States:

•	Hugoton Basin, which includes oil and natural gas properties, as well as the Jayhawk natural gas processing plant, located in Kansas;

•	East Texas, which includes oil and natural gas properties producing primarily from the Cotton Valley and Bossier Sandstone;

•	North Louisiana, which includes oil and natural gas properties producing primarily from the Cotton Valley Sandstones;

•	Michigan/Illinois, which includes properties producing from the Antrim Shale formation located in northern Michigan and oil properties in southern Illinois;

•	Uinta Basin, which includes non-operated properties located in the Dunkards Wash field in Utah (which was included in the Company’s previous Rockies operating region); and

•	Mid-Continent, which includes properties in the Northwest STACK in northwestern Oklahoma, the Arkoma STACK located in southeastern Oklahoma, and various other oil and natural gas producing properties throughout Oklahoma, as well as the Chisholm Trail midstream business located in the Merge/SCOOP/STACK play.

Hugoton Basin

The Hugoton Basin is a large oil and natural gas producing area located in southwest Kansas extending through the Oklahoma Panhandle into the central portion of the Texas Panhandle. Our Kansas and Oklahoma Panhandle properties primarily produce from the Council Grove and Chase formations at depths ranging from 2,200 feet to 3,100 feet. Our properties in this region are primarily mature, low-decline natural gas wells.

We also own and operate the Jayhawk natural gas processing plant in southwest Kansas with a capacity of approximately 450 MMcf/d, allowing it to receive maximum value from the liquids-rich natural gas produced in the area. Our production in the area is delivered to the plant via a system of approximately 3,840 miles of pipeline and related facilities operated by us, of which approximately 1,165 miles of pipeline are owned by us.

Hugoton Basin proved reserves represented approximately 47% of total proved reserves at December 31, 2017, all of which were classified as proved developed. This region produced approximately 166 MMcfe/d of our 2017 average daily production. During 2017, we invested approximately $1 million for plant and pipeline construction activities and approximately $1 million to develop the properties in this region.

East Texas

The East Texas region consists of properties located in east Texas primarily produces natural gas from the Cotton Valley, Travis Peak and Bossier Sand formations at depths ranging from 7,000 feet to 12,500 feet. Our properties in this region are primarily mature, low-decline natural gas wells. To more efficiently transport its natural gas in east Texas to market, we own and operate a network of natural gas gathering systems comprised of approximately 585 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area.

East Texas proved reserves represented approximately 15% of total proved reserves at December 31, 2017, of which 88% were classified as proved developed. This region produced approximately 53 MMcfe/d of our 2017 average daily production. During 2017, we invested approximately $22 million to develop the properties in this region and approximately $1 million in exploration activity.

North Louisiana

The North Louisiana region consists of properties located in north Louisiana and primarily produces natural gas from the Cotton Valley, Travis Peak and Bossier Sand formations at depths ranging from 7,000 feet to 12,500 feet. Our properties in this region are primarily mature, low-decline natural gas wells.

North Louisiana proved reserves represented approximately 4% of total proved reserves at December 31, 2017, of which 72% were classified as proved developed. This region produced approximately 29 MMcfe/d of our 2017 average daily production. During 2017, we invested approximately $9 million to develop the properties in this region and approximately $7 million in exploration activity.

Michigan/Illinois

The Michigan/Illinois region consists primarily of natural gas properties in the Antrim Shale formation in north Michigan and oil properties in south Illinois. These wells produce at depths ranging from 500 feet to 4,000 feet. To more efficiently transport its natural gas in Michigan to market, we own and operate a network of natural gas gathering systems comprised of approximately 1,480 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area.

Michigan/Illinois proved reserves represented approximately 12% of total proved reserves at December 31, 2017, all of which were classified as proved developed. This region produced approximately 29 MMcfe/d of our 2017 average daily production. During 2017, we invested approximately $1 million to develop the properties in this region.

Uinta Basin

The Uinta Basin region consists of non-operated properties located in the Drunkards Wash field in Utah. The Uinta Basin properties were included in the Company’s previous Rockies operating region. During 2017 and 2018, the Company divested its Rockies region properties located in Wyoming (Green River, Washakie and Powder River basins), North Dakota (Williston Basin) and certain Utah properties (Altamont Bluebell Field in the Uinta Basin). Uinta Basin proved reserves represented approximately 4% of total proved reserves at December 31, 2017, all of which were classified as proved developed. The Rockies region produced approximately 202 MMcfe/d of the Company’s 2017 average daily production. During 2017, the Company invested approximately $48 million to develop the properties in the Rockies region.

Mid-Continent

The Mid-Continent region consists of properties located in the Northwest STACK and Arkoma STACK, as well as other Oklahoma properties. Our properties in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 3,500 feet to 19,000 feet. Our properties in this region are primarily mature, low-decline oil and natural gas wells.

Mid-Continent proved reserves represented approximately 12% of total proved reserves at December 31, 2017, all of which were classified as proved developed. This region produced approximately 98 MMcfe/d of our 2017 average daily production. During 2017, we invested approximately $97 million for plant and pipeline construction activities primarily associated with the Chisholm Trail Cryogenic Gas Plant, approximately $37 million to develop the properties in this region and approximately $111 million in exploration activity.

In July 2017, Blue Mountain entered into a definitive agreement with BCCK to construct the Chisholm Trail Cryogenic Gas Plant. Blue Mountain’s assets include the Chisholm Trail midstream business located in Oklahoma. Chisholm Trail is located in the Merge/SCOOP/STACK play in the Mid-Continent region and has approximately 108 miles of existing natural gas gathering pipeline and approximately 60 MMcf/d of current refrigeration capacity.

The Chisholm Trail Cryogenic Gas Plant was successfully commissioned in the second quarter of 2018. As of July 2018, the plant had an initial design capacity of approximately 150 MMcf/d of processing capacity, with an additional 100 MMcf/d expected to become available by the fourth quarter of 2018 as additional compression is brought on line. Infrastructure expansions are underway to add low and high pressure gathering pipelines to accommodate incremental production throughput.

Drilling and Acreage

The following table sets forth the wells drilled during the years indicated:

	Year Ended December 31,
	2017	2016	2015
Gross wells:
Productive	90	211	388
Dry	—	1	5

	90	212	393

Net development wells:
Productive	12	26	139
Dry	—	—	1

	12	26	140

Net exploratory wells:
Productive	9	7	1
Dry	—	—	1

	9	7	2

The total wells above exclude 38 gross wells (32 net wells) drilled by the Company in California during the year ended December 31, 2015. There were no wells drilled by the Company in California during the years ended December 31, 2017 or December 31, 2016.

There were no lateral segments added to existing vertical wellbores during the years ended December 31, 2017 or December 31, 2016. There were two lateral segments added to existing vertical wellbores during the year ended December 31, 2015. As of June 22, 2018, the Company had 14 gross (1.5 net) wells in progress, and no wells were temporarily suspended.

This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the quantities or economic value of reserves found. Productive wells are those that produce commercial quantities of oil, natural gas or NGL, regardless of whether they generate a reasonable rate of return.

The following table sets forth information about our drilling locations and net acres of leasehold interests as of December 31, 2017:

Total (1)
Proved undeveloped	8
Other locations (2)	4,202

Total drilling locations	4,210

Leasehold interests—net acres (in thousands)	2,254

(1)	Does not include optimization projects.
(2)	Includes approximately 500 locations divested during 2018.

As shown in the table above, as of December 31, 2017, we had eight proved undeveloped drilling locations (specific drilling locations as to which the independent engineering firm, DeGolyer and MacNaughton, assigned proved undeveloped reserves as of such date) and we had identified 4,202 additional unproved drilling locations (specific drilling locations as to which DeGolyer and MacNaughton has not assigned any proved reserves) on acreage that we have under existing leases. Successful development wells frequently result in the reclassification of adjacent lease acreage from unproved to proved. The number of unproved drilling locations that will be reclassified as proved drilling locations will depend on our drilling program, its commitment to capital and commodity prices.

Productive Wells

The following table sets forth information relating to the productive wells in which we owned a working interest as of December 31, 2017. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline or other connections to commence deliveries. The number of wells below does not include approximately 2,204 gross productive wells in which we own a royalty interest only.

	Natural Gas Wells		Oil Wells		Total Wells (1)
	Gross	Net	Gross	Net	Gross	Net
Operated (2)	7,232	6,399	3,313	3,093	10,545	9,492
Non-operated (3)	4,438	1,064	935	98	5,373	1,162

	11,670	7,463	4,248	3,191	15,918	10,654

(1)	Includes approximately 4,000 gross and 3,000 net wells divested in 2018.
(2)	We had five operated wells with multiple completions at December 31, 2017.
(3)	We had one non-operated wells with multiple completions at December 31, 2017.

Developed and Undeveloped Acreage

The following table sets forth information relating to leasehold acreage as of December 31, 2017:

	Developed Acreage		Undeveloped Acreage		Total Acreage (1)
	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Leasehold acreage	3,621	2,245	26	9	3,647	2,254

(1)	Includes approximately 400,000 gross and 300,000 net acres divested in 2018.

Future Acreage Expirations

Our investment in developed and undeveloped acreage comprises numerous leases. The terms and conditions under which we maintain exploration or production rights to the acreage are property-specific, contractually defined and vary significantly from property to property. If production is not established or we take no other action to extend the terms of the related leases, undeveloped acreage will expire. We currently have no material undeveloped acreage due to expire during the next three years.

Programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration. In some instances, we may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is not a business basis for extension. In cases where additional time may be required to fully evaluate acreage, we have generally been successful in obtaining extensions. We utilize various methods to manage the expiration of leases, including drilling the acreage prior to lease expiration or extending lease terms.

Production, Price and Cost History

Our natural gas production is primarily sold under short-term market-sensitive contracts that are typically priced at a differential to the published natural gas index price for the producing area due to the natural gas quality and the proximity to major consuming markets. In certain circumstances, we have entered into natural gas processing contracts whereby the residue natural gas is sold under short-term contracts but the related NGL are sold under long-term contracts. In all such cases, the residue natural gas and NGL are sold at market-sensitive index prices. As of December 31, 2017, we had natural gas delivery commitments under a long-term contract of approximately 12 Bcf to be delivered in 2018, approximately 16 Bcf to be delivered each year from 2019 through 2025 and approximately 4 Bcf to be delivered in 2026. We expect to fulfill these delivery commitments with existing proved developed reserves dedicated to our Blue Mountain midstream business. If production is not sufficient to meet contractual delivery commitments, we may be subject to shortfall penalties. As of December 31, 2017, we had no NGL delivery commitments under long-term contracts.

Our natural gas production is sold to purchasers under spot price contracts, percentage-of-index contracts or percentage-of-proceeds contracts. Under percentage-of-index contracts, we receive a price for natural gas and NGL based on indexes published for the producing area. Under percentage-of-proceeds contracts, we receive a percentage of the resale price received by the purchaser for sales of residue natural gas and NGL recovered after transportation and processing of natural gas. These purchasers sell the residue natural gas and NGL based primarily on spot market prices.

Our natural gas is transported through our own and third-party gathering systems and pipelines. We incur processing, gathering and transportation expenses to move its natural gas from the wellhead to a purchaser-specified delivery point. These expenses vary based on the volume, distance shipped and the fee charged by the third-party processor or transporter.

Our oil production is primarily sold under short-term market-sensitive contracts that are typically priced at a differential to the New York Mercantile Exchange (“NYMEX”) price or at purchaser posted prices for the producing area. As of December 31, 2017, we had no oil delivery commitments under long-term contracts.

The following table sets forth information regarding total production, average daily production, average prices and average costs for each of the periods indicated:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Total production:
Natural gas (MMcf)	118,110	29,223	187,068	200,488
Oil (MBbls)	5,442	1,191	8,088	10,018
NGL (MBbls)	6,287	1,263	9,281	9,347
Total (MMcfe)	188,481	43,945	291,285	316,677
Total production—Equity method investments: (1)
Total (MMcfe)	9,235	—	—	—
Average daily production:
Natural gas (MMcf/d)	386	495	511	549
Oil (MBbls/d)	17.8	20.2	22.1	27.4
NGL (MBbls/d)	20.5	21.4	25.4	25.6
Total (MMcfe/d)	616	745	796	867
Average daily production—Equity method investments: (1)
Total (MMcfe/d)	30	—	—	—
Weighted average prices: (2)
Natural gas (Mcf)	$2.69	$3.41	$2.28	$2.56
Oil (Bbl)	$47.42	$49.16	$39.00	$43.42
NGL (Bbl)	$21.28	$24.37	$14.26	$12.66
Average NYMEX prices:
Natural gas (MMBtu)	$3.00	$3.66	$2.46	$2.66
Oil (Bbl)	$50.53	$53.04	$43.32	$48.80
Costs per Mcfe of production:
Lease operating expenses	$1.11	$1.13	$1.02	$1.11
Transportation expenses	$0.60	$0.59	$0.55	$0.53
General and administrative expenses (3)	$0.62	$1.63	$0.82	$0.90
Depreciation, depletion and amortization	$0.71	$1.07	$1.18	$1.62
Taxes, other than income taxes	$0.25	$0.34	$0.23	$0.31
Total production—Discontinued operations: (4)
Total (MMcfe)	4,326	1,755	11,849	10,910

(1)	Represents the Company’s historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off. Production of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.
(2)	Does not include the effect of gains (losses) on derivatives.
(3)	General and administrative expenses for the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, include approximately $41 million, $50 million, $34 million and $47 million, respectively, of noncash unit-based compensation expenses. In addition, general and administrative expenses for the two months ended February 28, 2017, and the years ended December 31, 2016 and December 31, 2015, include expenses incurred by LINN Energy associated with the operations of Berry. On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as stand-alone, unaffiliated entities.
(4)	Total production of the Company’s California properties reported as discontinued operations for 2017 is for the period from January 1, 2017 through July 31, 2017.

The following table sets forth information regarding production volumes for fields with greater than 15% of our total proved reserves for each of the years indicated:

	Year Ended December 31,
	2017	2016	2015
Total production:
Hugoton Basin Field:
Natural gas (MMcf)	34,363	38,501	41,294
Oil (MBbls)	45	27	21
NGL (MBbls)	2,968	2,983	3,061
Total (MMcfe)	52,437	56,566	59,787
Green River Basin Field:
Natural gas (MMcf)	*	44,668	*
Oil (MBbls)	*	477	*
NGL (MBbls)	*	1,349	*
Total (MMcfe)	*	55,625	*

*	Represented less than 15% of the Company’s total proved reserves for the year indicated. The Company sold its properties in the Green River Basin Field in May 2017.

Reserve Data

Proved Reserves

The following table sets forth estimated proved oil, natural gas and NGL reserves and the standardized measure of discounted future net cash flows at December 31, 2017, based on reserve reports prepared by independent engineers, DeGolyer and MacNaughton:

	Proved Reserves
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved reserves—LINN Energy:
Proved developed reserves	1,323	27.0	70.5	1,908
Proved undeveloped reserves	54	0.1	1.0	60

Total proved reserves	1,377	27.1	71.5	1,968

Proved reserves—Equity method investments: (1)
Proved developed reserves	130	6.2	12.0	239
Proved undeveloped reserves	213	12.5	27.8	455

Total proved reserves	343	18.7	39.8	694

Standardized measure of discounted future net cash flows (in millions): (2)
LINN Energy	$1,045
Equity Method Investments (1)	$598
Representative NYMEX prices: (3)
Natural gas (MMBtu)	$2.98
Oil (Bbl)	$51.34

(1)	Represents the Company’s historical 50% equity interest in Roan, which will be retained by LINN Energy following the spin-off.
(2)	This measure is not intended to represent the market value of estimated reserves.
(3)

In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

During the year ended December 31, 2017, our PUDs decreased to 60 Bcfe from 266 at December 31, 2016, representing a decrease of approximately 206 Bcfe. The decrease was primarily due to the sale of approximately 243 Bcfe of PUDs related to the 2017 divestitures and the development of approximately 15 Bcfe of PUDs during 2017, partially offset by approximately 52 Bcfe of PUDs added as a result of our drilling activities. During the year ended December 31, 2017, we incurred approximately $10 million in capital expenditures to convert 52 Bcfe of reserves that were classified as PUDs at December 31, 2016 to proved developed reserves.

Based on the December 31, 2017 reserve reports, the amounts of capital expenditures estimated to be incurred in 2018, 2019 and 2020 to develop our PUDs are approximately $23 million, $14 million and $14 million, respectively. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs and product prices. None of the 60 Bcfe of PUDs at December 31, 2017, has remained undeveloped for five years or more. All PUD properties are included in our current five-year development plan.

Reserve engineering is inherently a subjective process of estimating underground accumulations of oil, natural gas and NGL that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, natural gas and NGL that are ultimately recovered. Future prices received for production may vary, perhaps significantly, from the prices assumed for the purposes of estimating the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used under the provisions of applicable accounting standards may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry. The standardized measure of discounted future net cash flows is materially affected by assumptions regarding the timing of future production, which may prove to be inaccurate.

The reserve estimates reported herein were prepared by independent engineers, DeGolyer and MacNaughton. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future production rates, future net revenue and the present value of such future net revenue, based in part on data provided by us. When preparing the reserve estimates, the independent engineering firm did not independently verify the accuracy and completeness of the information and data furnished by us with respect to ownership interests, production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their work, something came to their attention that brought into question the validity or sufficiency of any such information or data, they did not rely on such information or data until they had satisfactorily resolved their questions relating thereto. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years. The independent engineering firm also prepared estimates with respect to reserve categorization, using the definitions of proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance.

Our internal control over the preparation of reserve estimates is a process designed to provide reasonable assurance regarding the reliability of our reserve estimates in accordance with SEC regulations. The preparation of reserve estimates was overseen by our Corporate Reserves Manager, who has Master of Petroleum Engineering and Master of Business Administration degrees and more than 30 years of oil and natural gas industry experience. The reserve estimates were reviewed and approved by our senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see the audited and unaudited consolidated and combined financial statements included elsewhere in this prospectus. We have not filed reserve estimates with any federal authority or agency, with the exception of the SEC.

Operational Overview

General

We generally seek to be the operator of our properties so that we can develop drilling programs and optimization projects intended to not only replace production, but also to add value through reserve and production growth and future operational synergies. Many of our wells are completed in multiple producing zones with commingled production and long economic lives.

Principal Customers

For the year ended December 31, 2017, no individual customer exceeded 10% of our sales of oil, natural gas and NGL. If we were to lose any one of its major oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of its oil and natural gas in that particular purchaser’s service area. If we were to lose a purchaser, we believe we could identify a substitute purchaser. However, if one or more of the large purchasers ceased purchasing oil and natural gas altogether, it could have a detrimental effect on the oil and natural gas market in general and on the prices and volumes of oil, natural gas and NGL that we are able to sell.

Competition

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators in contracting for drilling and other related services, as well as hiring trained personnel. We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and has caused significant price increases. We are unable to predict when, or if, such shortages may occur or how they would affect our drilling program.

Operating Hazards and Insurance

The oil and natural gas industry involves a variety of operating hazards and risks that could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties, and suspension of operations. We may be liable for environmental damages caused by previous owners of property we purchase and lease. As a result, we may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds otherwise available, or result in the loss of properties. In addition, we participate in wells on a non-operated basis, and therefore may be limited in our ability to control the risks associated with the operation of such wells.

In accordance with customary industry practices, we maintain insurance against some, but not all, potential losses. We cannot provide assurance that any insurance we obtain will be adequate to cover any losses or liabilities. We have elected to self-insure for certain items for which we have determined that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows. For more information about potential risks that could affect us, see “Risk Factors.”

Title to Properties

Prior to the commencement of drilling operations, we conduct a title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at its expense prior to commencing drilling operations. Prior to completing an acquisition of producing leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, we have obtained title opinions on a significant portion of its properties and believes that it has satisfactory title to its producing properties in accordance with standards generally accepted in the industry.

Seasonality and Cyclicality

Seasonal weather conditions and lease stipulations can limit the drilling and producing activities and other operations in regions of the U.S. in which we operate. These seasonal conditions can pose challenges for meeting the well drilling objectives and increase competition for equipment, supplies and personnel, which could lead to shortages and increase costs or delay operations. For example, our operations may be impacted by ice and snow in the winter and by electrical storms and high temperatures in the spring and summer, as well as by wild fires in the fall.

The demand for natural gas typically decreases during the summer months and increases during the winter months. Seasonal anomalies sometimes lessen this fluctuation. In addition, certain natural gas consumers utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can also lessen seasonal demand fluctuations.

Government Regulation

Our operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our operations are subject to the same environmental laws and regulations as other companies in the oil and natural gas industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require notice to stakeholders of proposed and ongoing operations;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands located within wilderness, wetlands, areas inhabited by endangered species and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure, reclamation and plugging and abandonment of wells;

•	impose substantial liabilities for pollution resulting from operations; and

•	require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement with respect to operations affecting federal lands or leases.

These laws and regulations may also restrict the production rate of oil, natural gas and NGL below the rate that would otherwise be possible. The regulatory burden on the industry increases the cost of doing business and consequently affects profitability. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary fines or penalties, the imposition of investigatory or remedial requirements, and the issuance of orders enjoining future operations. Moreover, accidental releases or spills may occur in the course of our operations, which may result in significant costs and liabilities, including third-party claims for damage to property, natural resources or persons. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly requirements for the oil and natural gas industry could have a significant impact on operating costs.

The environmental laws and regulations applicable to us and our operations include, among others, the following U.S. federal laws and regulations:

•	Clean Air Act, which governs air emissions;

•	Clean Water Act (“CWA”), which governs discharges to and excavations within the waters of the United States;

•	Comprehensive Environmental Response, Compensation and Liability Act, which imposes liability where hazardous releases have occurred or are threatened to occur (commonly known as “Superfund”);

•	The Oil Pollution Act of 1990, which amends and augments the CWA and imposes certain duties and liabilities related to the prevention of oil spills and damages resulting from such spills;

•	Energy Independence and Security Act of 2007, which prescribes new fuel economy standards and other energy saving measures;

•	National Environmental Policy Act (“NEPA”), which governs oil and natural gas production activities on federal lands;

•	Resource Conservation and Recovery Act, which governs the management of solid waste;

•	Safe Drinking Water Act (“SDWA”), which governs the underground injection and disposal of wastewater;

•	Endangered Species Act (“ESA”), which restricts activities that may affect endangered and threatened species or their habitats; and

•	U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

Various states regulate the drilling for, and the production, gathering and sale of, oil, natural gas and NGL, including imposing production taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of resources. States may regulate rates of production and may establish maximum daily production allowables from wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulations, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil, natural gas and NGL that may be produced from our wells and to limit the number of wells or locations it can drill. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal opportunity employment.

We believe that we substantially comply with all current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our business, financial condition, results of operations or cash flows. Future regulatory issues that could impact us include new rules or legislation relating to the items discussed below.

Climate Change

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented regulations to restrict emissions of GHGs under existing provisions of the CAA. In May 2016, the EPA finalized rules that set additional emissions limits for volatile organic compounds and established new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rules include first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. In June 2017, the EPA issued a proposal to stay certain of these requirements for two years and reconsider the entirety of the 2016 rules; however, the rules currently remain in effect. In addition, in April 2018, a coalition of states filed a lawsuit in the U.S. District Court for the District of Columbia aiming to force the EPA to establish guidelines for limiting methane emissions from existing sources in the oil and natural gas sector; that lawsuit is pending. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States including, among other things, certain onshore oil and natural gas production facilities, on an annual basis. In addition, in 2015, the United States participated in the United Nations Climate Change Conference, which led to the creation of the Paris Agreement. The Paris Agreement requires member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. In June 2017, the United States announced its withdrawal from the Paris Agreement, although the earliest possible effective date of withdrawal is November 2020. Despite the planned withdrawal, certain U.S. city and state governments have announced their intention to satisfy their proportionate obligations under the Paris Agreement. Legislation has from time to time been introduced in Congress that would establish measures restricting GHG emissions in the United States, and a number of states have begun taking actions to control and/or reduce emissions of GHGs.

Some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to those effects.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. We perform hydraulic fracturing as part of our operations. Hydraulic fracturing operations have historically been overseen by state regulators as part of their oil and natural gas regulatory programs. However, in February 2014, the EPA published permitting guidance under the SDWA addressing the use of diesel in fracturing hydraulic operations, and in May 2014, the EPA issued an advance notice of proposed rulemaking under the Toxic Substances Control Act (“TSCA”) relating to chemical substances and mixtures used in oil and natural gas exploration or production. Further, in March 2015, the Department of the Interior’s Bureau of Land Management (“BLM”) adopted a rule requiring, among other things, public disclosure to the BLM of chemicals used in hydraulic fracturing operations after fracturing operations have been completed and strengthening standards for well-bore integrity and management of fluids that return to the surface during and after fracturing operations on federal and Indian lands. Following years of litigation, the BLM rescinded the rule in December 2017. However, in January 2018, California and several environmental groups filed lawsuits challenging the BLM’s rescission of the rule; those lawsuits are pending in the U.S. District Court for the Northern District of California. In addition, from time to time legislation has been introduced before Congress that would provide for federal regulation of hydraulic fracturing and would require disclosure of the chemicals used in the fracturing process. If enacted, these or similar bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. These permitting requirements and restrictions could result in delays in operations at well sites and also increased costs to make wells productive.

There may be other attempts to further regulate hydraulic fracturing under the SDWA, TSCA and/or other statutory or regulatory mechanisms. In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances. Moreover, some states and local governments have adopted, and other states and local governments are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. For example, many states in which we operate have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. In addition, the regulation or prohibition of hydraulic fracturing is the subject of significant political activity in a number of jurisdictions, some of which have resulted in tighter regulation, bans, and/or recognition of local government authority to implement such restrictions. In many instances, litigation has ensued, some of which remains pending. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations. In addition, any such additional regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect our revenues, results of operations and net cash provided by operating activities.

Hydraulic fracturing operations require the use of a significant amount of water. Our inability to locate sufficient amounts of water, or dispose of or recycle water used in our drilling and production operations, could adversely impact our operations. Moreover, new environmental initiatives and regulations could include restrictions on the our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.

Finally, in some instances, the operation of underground injection wells has been alleged to cause earthquakes in some of the states where we operate. Such issues have sometimes led to orders prohibiting continued injection or the suspension of drilling in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Future orders or regulations addressing concerns about seismic activity from well injection could affect us, either directly or indirectly, depending on the wells affected.

Solid and Hazardous Waste

Although oil and natural gas wastes generally are exempt from regulation as hazardous wastes under RCRA and some comparable state statutes, it is possible some wastes we generate presently or in the future may be subject to regulation under RCRA or other applicable statutes. The EPA and various state agencies have limited the disposal options for certain wastes, including hazardous wastes, and there is no guarantee that the EPA or the states will not adopt more stringent requirements in the future. For example, in December 2016, the EPA and several environmental groups entered into a consent decree to address the EPA’s alleged failure to timely assess its regulations exempting certain exploration and production related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree requires the EPA to propose a rulemaking no later than March 15, 2019, for revision of certain regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. If the EPA proposes revised oil and gas regulations, the consent decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. Furthermore, certain wastes generated by our oil and natural gas operations that are currently exempt from designation as hazardous wastes may in the future be designated as hazardous wastes under RCRA or other applicable statutes, and therefore be subject to more rigorous and costly operating and disposal requirements.

In addition, CERCLA, also known as the Superfund law, imposes cleanup obligations, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed of or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file corresponding common law claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While petroleum and crude oil fractions are not included in the definition of hazardous substances under CERCLA and some of its state analogs because of the so-called “petroleum exclusion,” adulterated petroleum products containing other hazardous substances have been treated as hazardous substances under CERCLA in the past.

Endangered Species Act

Some of our operations may be located in areas that are designated as habitats for endangered or threatened species under the ESA. In February 2016, the U.S. Fish and Wildlife Service published a final policy which alters how it identifies critical habitat for endangered and threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. Moreover, the U.S. Fish and Wildlife Service continues to make listing decisions and critical habitat designations where necessary, including for over 250 species as required under a 2011 settlement approved by the U.S. District Court for the District of Columbia, and many hundreds of additional anticipated listing decisions have already been identified beyond those recognized in the 2011 settlement. We believe that we are currently in substantial compliance with the ESA. However, the designation of previously unprotected species as being endangered or threatened, if located in the areas of our operations, could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

Air Emissions

In August 2012, the EPA issued final rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells. These standards require operators to capture the gas from natural gas well completions and make it available for use or sale, which can be done through the use of green completions. The standards are applicable to newly fractured wells and existing wells that are refractured. Further, the rules also establish specific requirements for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. The EPA amended these rules in December 2014 to specify requirements for different flowback stages and to expand the rules to cover more storage vessels, among other changes. These rules may require changes to our operations, including the installation of new equipment to control emissions.

Our costs for environmental compliance may increase in the future based on new environmental regulations. In November 2016, the BLM issued final rules to reduce methane emissions from venting, flaring, and leaks during oil and gas operations on public lands. In December 2017, the BLM finalized a suspension of certain requirements of the rules until 2019, and in February 2018, the BLM published a proposal to revise or rescind the rules. California, New Mexico, and several environmental groups filed lawsuits challenging the BLM’s suspension of the rules, which resulted in the U.S. District Court for the Northern District of California issuing a February 2018 preliminary injunction enjoining the suspension of the rules. However, in April 2018, the U.S. District Court for the District of Wyoming, in a separate pending lawsuit brought by Wyoming, Montana, and industry groups, stayed implementation of the rules until the BLM completes the rulemaking process for revising or rescinding the rules. Several states are pursuing similar measures to regulate emissions of methane from new and existing sources within the oil and natural gas source category. In addition, in May 2016, the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements. The EPA has also adopted new rules under the CAA that require the reduction of volatile organic compound emissions from certain fractured and refractured natural gas wells for which well completion operations are conducted and further require that most wells use reduced emission completions, also known as “green completions.” These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors, and from pneumatic controllers and storage vessels. Further, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion in October 2015. Pursuant to an order issued by the U.S. District Court for the Northern District of California in lawsuits brought by a coalition of states and environmental groups against the EPA for failing to complete initial area designations under the standard by the October 2017 statutory deadline, the EPA was required to complete all remaining initial area designations by April 30, 2018, except for designations for certain areas in Texas, which must be completed by July 17, 2018. State implementation of the revised NAAQS could result in stricter permitting requirements or delay, or limit our ability to obtain permits, and result in increased expenditures for pollution control equipment. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our costs of development, which costs could be significant.

Water Resources

The CWA and analogous state laws restrict the discharge of pollutants, including produced waters and other oil and natural gas wastes, into waters of the United States, a term broadly defined to include, among other things, certain wetlands. Under the CWA, permits must be obtained for the discharge of pollutants into waters of the United States. The CWA provides for administrative, civil and criminal penalties for unauthorized discharges, both routine and accidental, of pollutants and of oil and hazardous substances. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that may require permits to discharge storm water runoff, including discharges associated with construction activities. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit. In addition, the EPA and the Army Corps of Engineers (“Corps”) released a rule to revise the definition of “waters of the United States” (“WOTUS”) for all CWA programs, which went into effect in August 2015. In October 2015, the U.S. Court of Appeals for the Sixth Circuit stayed the rule revising the WOTUS definition nationwide pending further action of the court. In response to this decision, the EPA and the Corps resumed nationwide use of the agencies’ prior regulations defining the term “waters of the United States.” However, in January 2018, the U.S. Supreme Court ruled that the rule revising the WOTUS definition must be reviewed first in the federal district courts, which resulted in a withdrawal of the stay by the Sixth Circuit. In addition, the EPA has proposed to repeal the rule revising the WOTUS definition, and in January 2018, the EPA released a final rule that delays implementation of the rule revising the WOTUS definition until 2020 to allow time for the EPA to reconsider the definition of “waters of the United States.” Several states and environmental groups have since filed lawsuits challenging the delay rule. To the extent the rule revising the WOTUS definition is implemented, it could significantly expand federal control of land and water resources across the United States, triggering substantial additional permitting and regulatory requirements.

Also, in June 2016, the EPA finalized wastewater pretreatment standards that prohibit onshore unconventional oil and natural gas extraction facilities from sending wastewater to publicly-owned treatment works; for certain facilities, compliance is required by August 29, 2019. This pending restriction of disposal options for hydraulic fracturing waste and other changes to CWA requirements may result in increased costs.

Natural Gas Sales and Transportation

Section 1(b) of the Natural Gas Act (“NGA”) exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission (“FERC”) as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company, but the status of these lines has never been challenged before FERC. The distinction between FERC-regulated transmission services and federally unregulated gathering services is subject to change based on future determinations by FERC, the courts, or Congress, and application of existing FERC policies to individual factual circumstances. Accordingly, the classification and regulation of some of our natural gas gathering facilities may be subject to challenge before FERC or subject to change based on future determinations by FERC, the courts, or Congress. In the event our gathering facilities are reclassified to FERC-regulated transmission services, we may be required to charge lower rates and its revenues could thereby be reduced.

FERC requires certain participants in the natural gas market, including natural gas gatherers and marketers which engage in a minimum level of natural gas sales or purchases, to submit annual reports regarding those transactions to FERC. Should we fail to comply with this requirement or any other applicable FERC-administered statute, rule, regulation or order, it could be subject to substantial penalties and fines.

Pipeline Safety Regulations

The U.S. Department of Transportation’s Pipeline and Hazardous Materials Safety Administration (“PHMSA”) regulates safety of oil and natural gas pipelines, including, with some specific exceptions, oil and natural gas gathering lines. From time to time, PHMSA, the courts, or Congress may make determinations that affect PHMSA’s regulations or their applicability to our pipelines. These determinations may affect the costs we incur in complying with applicable safety regulations.

Worker Safety

The Occupational Safety and Health Act (“OSHA”) and analogous state laws regulate the protection of the safety and health of workers. The OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations and provision of such information to employees. Other OSHA standards regulate specific worker safety aspects of our operations. Failure to comply with OSHA requirements can lead to the imposition of penalties.

Future Impacts and Current Expenditures

We cannot predict how future environmental laws and regulations may impact our properties or operations. For the year ended December 31, 2017, we did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of its facilities. We are not aware of any environmental issues or claims that will require material capital expenditures during 2018 or that will otherwise have a material impact on our financial position, results of operations or cash flows.

Employees

As of July 9, 2018, we employed approximately 521 personnel. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relationship with its employees is satisfactory.

Legal Proceedings

We are involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on our results of operations or financial condition. See Note 11 to the audited consolidated and combined financial statements and Note 11 to the unaudited condensed consolidated and combined financial statements for a description of claims and legal actions arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions (as of March 31, 2018) of Riviera Resources, Inc.’s directors and executive officers following the spin-off. Directors hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, our board of directors.

There are no family relationships among any of our directors and executive officers. Each of our executive officers, with the exception of Daniel Furbee, served as an officer of LINN Energy prior to and during its Chapter 11 proceedings.

Name	Age	Position with Riviera Resources, Inc.
David B. Rottino	51	President, Chief Executive Officer and Director
Daniel Furbee	35	Executive Vice President and Chief Operating Officer
James G. Frew	40	Executive Vice President and Chief Financial Officer
Darren Schluter	48	Executive Vice President, Finance, Administration and Chief Accounting Officer
Holly Anderson	40	Executive Vice President and General Counsel
Matthew Bonanno	39	Director
Philip Brown	40	Director
C. Gregory Harper	54	Director
Evan Lederman	38	Director
Andrew Taylor	40	Director

David B. Rottino will serve as our President and Chief Executive Officer and as a member of our board of directors, and, since February 2017, has served as Linn Energy, Inc.’s Executive Vice President and Chief Financial Officer and as a member of the LINN Energy board of directors. Mr. Rottino previously served as Linn Energy, LLC’s Executive Vice President and Chief Financial Officer from August 2015 to February 2017, as Executive Vice President, Business Development and Chief Accounting Officer from January 2014 to August 2015, as Senior Vice President of Finance, Business Development and Chief Accounting Officer from July 2010 to January 2014, and as Senior Vice President and Chief Accounting Officer from June 2008 to July 2010.

The board believes Mr. Rottino’s extensive executive and board experience with LINN Energy brings valuable strategic, managerial and analytical skills to our board of directors.

Daniel Furbee will serve as our Executive Vice President and Chief Operating Officer, and, since March 2018, has served as Linn Energy, Inc.’s Vice President of Asset and Business Development. Mr. Furbee previously served as Vice President of Business Development and Asset Development for Sanchez Energy Corporation from August 2013 to April 2018. From 2007 to August 2013, Mr. Furbee served in various engineering positions, including most recently as a Senior Staff Engineer-Business Development, at Linn Energy, LLC.

James G. Frew will serve as our Executive Vice President and Chief Financial Officer, and, since February 2017, has served as Linn Energy, Inc.’s Vice President, Marketing and Midstream. Previously, from 2014 to February 2017, he served as Linn Energy, LLC’s Vice President, Marketing and Midstream. Mr. Frew previously served as Director, Strategy, Planning and Business Development for Linn Energy, LLC from 2011 to 2014.

Darren Schluter will serve as our Executive Vice President, Finance, Administration and Chief Accounting Officer, and, since February 2017, has served as Linn Energy, Inc.’s Vice President and Controller. Previously, from July 2010 to February 2017, he served as Linn Energy, LLC’s Vice President and Controller. Mr. Schluter previously served as Controller for Linn Energy, LLC from February 2007 to July 2010.

Holly Anderson will serve as our Executive Vice President and General Counsel, and, since March 2017, has served as Linn Energy, Inc.’s Vice President and Assistant General Counsel. Ms. Anderson previously served as Linn Energy, LLC’s Assistant General Counsel from March 2014 to March 2017 and Senior Counsel from June 2010 to March 2014.

Matthew Bonanno will serve as a member of our board of directors. Mr. Bonanno joined York Capital Management (“York”) in July 2010 and is a Partner of the firm. Mr. Bonanno joined York from the Blackstone Group, where he worked as an associate focusing on restructuring, recapitalization and reorganization transactions. Prior to joining the Blackstone Group, Mr. Bonanno worked on financing and strategic transactions at News Corporation and as an investment banker at JP Morgan and Goldman Sachs. In addition to Riviera, Mr. Bonanno, in his capacity as a York employee, is currently a member of the boards of Linn Energy, Inc., Rever Offshore AS, all entities incorporated pursuant to York’s partnership with Costamare Inc., Augustea Bunge Maritime, Next Decade LLC, Vantage Drilling Co. and Roan Resources LLC.

The board believes Mr. Bonanno’s extensive investment and restructuring experience in the energy industry brings valuable strategic and analytical skills to our board of directors.

Philip Brown will serve as a member of our board of directors. Mr. Brown joined P. Schoenfeld Asset Management (“PSAM”) in 2009 and is a Partner of such firm, where he focuses on credit-oriented investments across various industries. Prior to joining PSAM, Mr. Brown held positions at Sun Capital Partners, Inc., an operationally-focused private equity firm, and Buckeye Capital Partners, an event-driven hedge fund. Mr. Brown began his career as an investment banking analyst at Wasserstein Perella & Co. In addition to Riviera, Mr. Brown, in his capacity as a PSAM employee, is currently a member of the board of Linn Energy, Inc.

The board believes Mr. Brown’s considerable experience in the credit investment, private equity and hedge fund industries brings substantial investment management skills to our board of directors.

C. Gregory Harper will serve as a member of our board of directors. Mr. Harper has served as the President and Chief Executive Officer of Blue Mountain since April 2018. From May 2017 until March 2018, Mr. Harper managed his personal investments. Mr. Harper retired from Enbridge Inc. in April 2017 where he served as President, Gas Pipelines and Processing and as the principal executive officer of Midcoast Holdings L.L.C. since January 2014. Before joining Enbridge, Mr. Harper served as Senior Vice President of Midstream with Southwestern Energy Company, from August 2013 to January 2014. Before joining Southwestern Energy, Mr. Harper served as Senior Vice President and Group President of CenterPoint Energy Pipelines and Field Services from December 2008 to June 2013. Before joining CenterPoint Energy in 2008, Mr. Harper served as President, Chief Executive Officer and as a Director of Spectra Energy Partners, LP from March 2007 to December 2008. From January 2007 to March 2007, Mr. Harper was Group Vice President of Spectra Energy Corp., and he was Group Vice President of Duke Energy from January 2004 to December 2006. Mr. Harper served as Senior Vice President of Energy Marketing and Management for Duke Energy North America from January 2003 until January 2004 and Vice President of Business Development for Duke Energy Gas Transmission and Vice President of East Tennessee Natural Gas, LLC from March 2002 until January 2003. Mr. Harper currently serves on the board of Sprague Resources where has served as the chair of the audit committee since Sprague’s initial public offering in 2013, and previously served on the boards of Midcoast Holdings, L.L.C., Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. Mr. Harper received his Bachelor’s degree in Mechanical Engineering from the University of Kentucky and his Master’s degree in Business Administration from the University of Houston.

The board believes Mr. Harper’s extensive industry background, particularly his financial reporting and oversight expertise, bring important experience and skill to the board of directors.

Evan Lederman will serve as a member of our board of directors. Mr. Lederman is a Managing Director, Co-Head of Restructuring and Partner on the Investment Team at Fir Tree Partners. Mr. Lederman focuses on the funds’ distressed credit and special situation investment strategies, including co-managing its energy restructuring initiatives. Prior to joining Fir Tree Partners in 2011, Mr. Lederman worked in the Business Finance and Restructuring groups at Weil, Gotshal & Manges LLP and Cravath, Swaine & Moore LLP. In addition to Riviera, Mr. Lederman, in his capacity as a Fir Tree Partners employee, is currently a member of the boards of Linn Energy, Inc. (Chairman), Ultra Petroleum Corp. (Chairman), Amplify Energy Corp., New Emerald Energy LLC, Roan Resources LLC and Deer Finance, LLC. Mr. Lederman received a J.D. degree with honors from New York University School of Law and a B.A., magna cum laude, from New York University.

The board believes Mr. Lederman’s extensive investment and restructuring experience in the energy industry, as well as his considerable experience as a member of the boards of directors of exploration and production companies, brings valuable strategic and analytical skills to our board of directors.

Andrew Taylor will serve as a member of our board of directors. Mr. Taylor is a member of the investment team of Elliott Management Corporation (“Elliott”), a New York-based trading firm, where he is responsible for various corporate investments. Prior to joining Elliott in August 2015, Mr. Taylor was a member of the investment team of BlackRock’s Distressed Products Group from April 2009 to August 2015 and prior to that held similar positions at R3 Capital Partners and the Global Principal Strategies team at Lehman Brothers. In addition to Riviera, Mr. Taylor, in his capacity as an Elliott employee, is currently a member of the boards of Linn Energy, Inc., Roan Resources LLC and Birch Permian Holdings Inc.

The board believes Mr. Taylor’s considerable experience in the investment advisory industry brings substantial investment management skills to the board of directors.

Our Corporate Governance

Prior to the completion of the spin-off, we will adopt written corporate governance guidelines to assist our board of directors in implementing effective corporate governance practices. The guidelines will be reviewed regularly by our board of directors in the light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Board of Directors

Director Independence

Following the spin-off, we intend to have our common stock quoted for trading on the OTC Market, the applicable standards of which will not require us to have a majority of independent directors; however, we expect that our board of directors will formally determine the independence of certain of our directors following the spin-off.

We expect that our board of directors will determine that the following directors, who are anticipated to be elected to our board of directors, will meet the definition of “Independent Director” in NASDAQ Marketplace Rule 5605(a)(2): Messrs. Bonanno, Brown, Lederman and Taylor. Mr. Rottino will not meet the NASDAQ definition of Independent Director because he is an officer of Riviera, and Mr. Harper will not meet the NASDAQ definition of Independent Director because he is an employee of Riviera.

Committees of the Board of Directors

Following the spin-off, our board of directors will have an audit committee and a compensation committee, each of which will have the composition and responsibilities described below. Pursuant to OTC Market rules, we are not required to have a nominating committee of the board of directors. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of the spin-off, we expect our audit committee will consist of Messrs. Bonanno, Brown, Lederman and Taylor, with Mr. Bonanno serving as chairman. The OTC Market rules that we expect will apply to Riviera do not contain requirements regarding the composition of the audit committee.

The audit committee will assist our board of directors in its general oversight of our financial reporting, internal controls, audit functions and oil and natural gas reserves, and will be directly responsible for the appointment, retention, compensation and oversight of the work of our independent public accountant. The audit committee will also review, on an annual basis, related party transactions and determine if the related party transaction is in the best interest of the Company. The responsibilities of our audit committee, which are anticipated to be substantially the same as the responsibilities of Linn Energy, Inc.’s audit committee, will be more fully described in our audit committee charter.

Compensation Committee

Upon completion of the spin-off, we expect our compensation committee will consist of Messrs. Bonanno, Brown, Lederman and Taylor, with Mr. Taylor serving as chairman. The OTC Market rules that we expect will apply to Riviera do not contain requirements regarding the composition of the compensation committee.

The compensation committee’s primary responsibilities will be to: (i) approve the compensation arrangements for Riviera’s senior management, including establishing base salaries, annual bonuses and other compensation for Riviera’s executive officers, (ii) approve any compensation plans in which Riviera’s officers are eligible to participate and (iii) administer such plans, including the granting of equity awards or other compensation or benefits under any such plans. The responsibilities of our compensation committee, which are anticipated to be substantially the same as the responsibilities of Linn Energy, Inc.’s compensation committee, will be more fully described in our compensation committee charter.

Risk Oversight

Our board of directors is expected to have an active role, as a whole and at the committee level, in providing oversight with respect to management of our risks. Our board of directors focuses on the most significant risks facing us and our general risk management strategy and seeks to ensure that risks undertaken by us are consistent with a level of risk that is appropriate for our company and aligned with the achievement of our business objectives and strategies.

Our board of directors regularly reviews information regarding risks associated with our finances, credit and liquidity; our business, operations and strategy; legal, regulatory and compliance matters; and reputational exposure. The audit committee provides oversight on our programs for risk assessment and risk management, including with respect to financial accounting and reporting, information technology, cybersecurity and compliance. The compensation committee provides oversight on our assessment and management of risks relating to executive compensation. While each committee is responsible for providing oversight with respect to the management of risks, our entire board of directors is regularly informed about our risks through committee reports and management presentations.

While our board of directors and the committees provide oversight with respect to our risk management, our Chief Executive Officer and other senior management are primarily responsible for day-to-day risk management analysis and mitigation and report to our full board of directors or the relevant committee regarding risk management.

We expect that our board of directors will determine that Mr. Lederman should serve as Chairman, while Mr. Rottino should serve as Chief Executive Officer. We believe that this is the most effective leadership structure for Riviera following the spin-off, because our board of directors, acting through its Chairman, intends to have an active role in the management of Riviera’s business.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on our compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Ethics

We will adopt a Code of Business Conduct and Ethics, which will set forth legal and ethical standards of conduct for all of our employees and our directors. We will also has adopt a separate code of ethics which will apply to Riviera’s Chief Executive Officer and senior financial officers. We will make all of these documents available on our website, www.rivieraresourcesinc.com, and will provide them free of charge to any stockholder requesting a copy by writing to our Corporate Secretary, Riviera Resources, Inc., 600 Travis Street, Houston, Texas 77002. If any substantive amendments are made to the code of ethics for our Chief Executive Officer and senior financial officers, or if we grant any waiver, including any implicit waiver, from a provision of such code, we will disclose the nature of such amendment or waiver within four business days on our website. The information on our website is not, and shall not be deemed to be, a part of this filing or incorporated into any other filings we make with the SEC.

EXECUTIVE COMPENSATION

Under “Executive Compensation,” “we,” “us,” “our,” “Riviera” and “our company” refer exclusively to Riviera Resources, Inc. and not to any of its subsidiaries.

As discussed above, Riviera is currently part of LINN Energy. While Riviera has engaged in preliminary discussions regarding its anticipated programs and policies with the LINN Energy board of directors, Riviera has not yet made any determinations with respect to the compensation of the individuals who will serve as its executive officers following the distribution, except as specifically noted below. Following completion of the distribution, our compensation committee will make all decisions for the total direct compensation of our executive officers, including the Named Executive Officers (as defined below).

Information regarding LINN Energy’s historical compensation of certain persons who will become Riviera’s executive officers upon completion of the distribution, such as David B. Rottino, who will serve as our President, Chief Executive Officer and Director; Daniel Furbee, who will serve as our Executive Vice President and Chief Operating Officer; James G. Frew, who will serve as our Executive Vice President and Chief Financial Officer; Darren Schluter, who will serve as our Executive Vice President, Finance, Administration and Chief Accounting Officer; and Holly Anderson, who will serve as our Executive Vice President and General Counsel, is not indicative of the compensation that will be provided to those individuals following the completion of the distribution, as they will have significantly different roles and responsibilities following the distribution. Prior to the distribution, Mr. Rottino was an executive officer of, and each of Messrs. Furbee, Frew and Schluter and Ms. Anderson were employees of, and each provided services to, LINN Energy as a whole. As a result, their historical compensation, including short-term and long-term incentive compensation performance goals, was set by LINN Energy’s compensation committee based on the financial and operating performance of LINN Energy as a whole. Following the distribution, the management of Riviera will devote their time and attention and Riviera’s financial resources to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of Riviera. While the compensation strategy to be established by our compensation committee is not known at this time, it will reflect the size, business segment, growth opportunity and operational strategy, among other factors, applicable to Riviera, each of which is different from that of LINN Energy. Accordingly, the historical compensation provided to management of LINN Energy for providing services to LINN Energy is not indicative of the prospective compensation to be provided for the management services these persons will be providing to Riviera following the distribution, and as a result, we have not included information regarding the compensation paid and other benefits provided to those executives by LINN Energy during fiscal year 2017 or prior years.

Named Executive Officers

Effective upon completion of the spin-off, we expect the following individuals to be the named executive officers of Riviera (collectively, “Named Executive Officers”):

•	David Rottino, President, Chief Executive Officer and Director;

•	Daniel Furbee, Executive Vice President and Chief Operating Officer;

•	James G. Frew, Executive Vice President and Chief Financial Officer;

•	Darren Schluter, Executive Vice President, Finance, Administration and Chief Accounting Officer; and

•	Holly Anderson, Executive Vice President and General Counsel.

Any compensation decisions for our Named Executive Officers prior to the distribution were made by LINN Energy. To the extent such persons are executive officers of Linn Energy, Inc. or its subsidiaries, the decisions were made by LINN Energy’s compensation committee. Executive compensation decisions following the distribution will be made by our compensation committee, consistent with the compensation and benefit plans, programs and policies that will be adopted by Riviera.

Riviera Future Compensation and Incentive and Benefit Plans and Arrangements

The LINN Energy board of directors and our board of directors have adopted certain incentive and employee benefit plans and arrangements, which, other than as noted below, are substantially similar to the incentive and benefit plans and arrangements maintained by LINN Energy for the benefit of certain of our directors, employees and, in certain instances, consultants. Specifically, the LINN Energy board of directors and our board of directors expect to adopt the Riviera Resources, Inc. 2018 Omnibus Incentive Plan (the “Riviera Equity Plan”), which is described in more detail below. In addition, the LINN Energy board of directors and our board of directors expect to adopt certain qualified retirement plans and welfare benefit plans for the benefit of our employees.

Certain of our named executive officers hold LINN Energy equity awards. Upon completion of the spin-off, (i) named executive officers who hold then-outstanding LINN Energy restricted stock units will receive one restricted stock unit with respect to our common stock in respect of each such outstanding LINN Energy restricted stock unit, and (ii) all of such named executive officers’ outstanding but unvested LINN Energy restricted stock units will fully vest, without pro-ration, and be settled in LINN common stock. The Riviera restricted stock units will continue to vest subject to, and in accordance with, the terms applicable to the corresponding LINN Energy restricted stock units and are not subject to acceleration in connection with the spin-off.

Pursuant to the foregoing paragraph, Mr. Rottino will receive 126,408 shares of LINN common stock and 126,408 Riviera restricted stock units; Mr. Frew will receive 33,806 shares of LINN common stock and 33,806 Riviera restricted stock units; Mr. Schluter will receive 35,082 shares of LINN common stock and 35,082 Riviera restricted stock units; and Ms. Anderson will receive 19,999 shares of LINN common stock and 19,999 Riviera restricted stock units. Additionally, Mr. Rottino holds 236,783 shares of restricted LINN common stock, and in connection with the spin-off, he will fully vest in such 236,783 shares of restricted LINN common stock and receive 236,783 shares of our restricted common stock (which will be subject to the same vesting conditions as were applicable to the corresponding shares of restricted LINN common stock). Based on the closing price of a share of LINN common stock of $38.50 on June 21, 2018, the approximate dollar value of our named executive officers’ LINN Energy incentive equity holdings are as follows: $13,982,854 for Mr. Rottino (who holds 126,408 LINN Energy restricted stock units and 236,783 shares of restricted LINN common stock); $1,301,531 for Mr. Frew (who holds 33,806 LINN Energy restricted stock units); $1,350,657 for Mr. Schluter (who holds 35,082 LINN Energy restricted stock units); and $769,962 for Ms. Anderson (who holds 19,999 LINN Energy restricted stock units). The dollar value of the Riviera restricted stock units and our common stock will be based on the market price of our common stock following the spin-off, and is indeterminable as of the date of this prospectus.

Based on discussions between the LINN Energy board of directors and Riviera, it is expected that the overall value of the compensation packages for Messrs. Furbee, Frew and Schluter and Ms. Anderson as executive officers of Riviera, will be no less favorable than the overall value of their respective compensation packages as employees of LINN Energy. While the expected target compensation payable to our executive officers following the distribution will be established by LINN Energy’s compensation committee, it is expected that our compensation committee will review and approve such target values and develop appropriate measures, goals, targets and business objectives based on financial and operating performance appropriate to Riviera’s competitive marketplace. The annual bonuses to be paid to our executive officers following the distribution will be made pursuant to the Riviera Equity Plan, which is described in more detail below. Additionally, the form and timing of any equity-based compensation to be paid to Riviera’s executive officers at or following the distribution will be determined by our board of directors and will generally be granted pursuant to the Riviera Equity Plan, which is described in more detail below.

Upon completion of the spin-off, all decisions with respect to management compensation will be made by our compensation committee, including evaluating and determining the appropriate executive compensation philosophy and objectives for Riviera. Our compensation committee will evaluate and determine the appropriate design of Riviera’s executive compensation program and make any adjustments to the compensation arrangements currently contemplated and described below. If determined to be necessary or appropriate by our compensation committee, our compensation committee will retain a compensation consultant to provide advice and support in the design and implementation of the executive compensation program for Riviera.

Agreements with Named Executive Officers

Employment Agreement with Our Chief Executive Officer

On and effective as of February 28, 2017, LINN Energy entered into a third amended and restated employment agreement with Mr. Rottino (the “Rottino Agreement”). Mr. Rottino will serve as Riviera’s President and Chief Executive Officer, and we will assume the Rottino Agreement effective as of the distribution. The Rottino Agreement reflects Mr. Rottino’s current base salary of $500,000 and eligibility for an annual bonus.

The Rottino Agreement provides Mr. Rottino with cash severance benefits payable upon a termination of employment by LINN Energy without “cause” or by Mr. Rottino for “good reason” equal to: (i) two times the sum of (x) his base salary at the highest rate in effect at any time during the 36-month period immediately preceding the employment termination date (the “Rottino Highest Base Salary”), plus (y) his target bonus for the year in which his termination occurs, if the termination does not occur within the six months preceding or the two years following a “change of control” (as defined in the Rottino Agreement), and (ii) the sum of (x) the Rottino Highest Base Salary, plus (y) his highest annual bonus paid in the 36-month period immediately preceding the “change of control,” if the termination does occur within the six months preceding or the two years following a “change of control.”

The Rottino Agreement also provides that, upon a termination of employment due to his death or “disability,” by LINN Energy without “cause” or by Mr. Rottino for “good reason” (as each term is defined in the Rottino Agreement), all of Mr. Rottino’s outstanding and unvested long-term incentive awards will immediately vest, provided that any unvested appreciation profits interests, issued under the Linn Energy Holdco LLC Incentive Interest Plan, will only vest to the extent the applicable performance condition is satisfied (i) on the employment termination date, or (ii) within 120 days following the employment termination date. As of the date hereof, all such performance conditions have been satisfied.

The Rottino Agreement provides for a Code Section 280G “best-net” cutback, which would cause an automatic reduction in Mr. Rottino’s “change of control” severance payments and benefits in the event such reduction would result in Mr. Rottino receiving greater payments and benefits on an after-tax basis.

On April 23, 2018, LINN Energy entered into a letter agreement with Mr. Rottino (the “Rottino Letter Amendment”), which, among other things, (i) required that Mr. Rottino convert all of his equity interests in Linn ManagementCo LLC or Linn Energy Holdco LLC into LINN common stock on or prior to April 30, 2018, (ii) provided that he was entitled to certain tax protections in connection with such conversion, (iii) provided that he is eligible to participate in a liquidity program with respect to his vested shares of common stock, and (iv) provided that he is eligible to participate in a new liquidity program with respect to the fully vested shares of Roan that he will receive in connection with the spin-off, the terms of which he will negotiate with the LINN Energy board of directors in good faith.

The foregoing descriptions of the Rottino Agreement and the Rottino Letter Amendment are incomplete and are qualified in their entirety by reference to the complete documents, which are attached hereto as Exhibit 10.22 and Exhibit 10.23, respectively, and incorporated herein by reference.

Offer Letter with our Executive Vice President and Chief Operating Officer

On March 19, 2018, Riviera entered into an offer letter with Mr. Furbee (the “Furbee Agreement”). Pursuant to the terms of the Furbee Agreement, Mr. Furbee is currently serving as Vice President, Asset and Business

Development of Linn and will serve as our Executive Vice President and Chief Operating Officer. The Furbee Agreement provides for a base salary of $325,000 and current target bonus of 60% of base salary. Pursuant to the Furbee Agreement, Mr. Furbee will be an employee “at will.”

The foregoing description of the Furbee Agreement is incomplete and is qualified in its entirety by reference to the complete document, which is attached hereto as Exhibit 10.24 and incorporated herein by reference.

Riviera Management Incentive Plan

In connection with the spin-off, we intend to adopt the Riviera Equity Plan. We expect the material terms of the Riviera Equity Plan to include the following:

The full text of the Riviera Equity Plan is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following discussion is qualified by reference to such text.

Purpose of the Plan

The purpose of the Riviera Equity Plan is to aid Riviera in recruiting and retaining highly qualified employees, consultants and non-employee directors who are capable of assuring the future success of Riviera. Awards of share-based compensation and opportunities for equity ownership in Riviera will provide incentives to our future employees, officers and non-employee directors to exert their best efforts for the success of our business and thereby align their interests with those of our future equityholders.

Shares Available for Awards

The aggregate number of shares of Riviera common stock that may be issued under all share-based awards granted under the Riviera Equity Plan will be                 . The aggregate grant date fair value of all awards granted to any non-employee director during any single calendar year (excluding certain awards made in lieu of all or a portion of cash retains and any dividends payable in respect of outstanding awards) will not exceed $750,000.

In the event of an equity restructuring of Riviera that causes the per-share fair value of Riviera common stock to change (e.g., a stock dividend, stock split, spinoff, etc.), Riviera will be required to make corresponding equitable adjustments to any share limits, the number and type of shares subject to outstanding awards, and the purchase or exercise price of outstanding common stock. In the case of any other corporate transaction or event that occurs, our compensation committee may make similar adjustments in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Riviera Equity Plan.

Shares of common stock that are subject to awards that terminate, lapse, or are canceled, forfeited or withheld to pay taxes and/or exercise price will be available again for grant under the Riviera Equity Plan. Riviera may not add back shares of common stock to the number of shares authorized under the Riviera Equity Plan if Riviera reacquires shares as a result of a tender offer or if such shares were otherwise issued.

Eligibility

Employees, officers, consultants and non-employee directors of Riviera or its affiliates will be eligible to receive awards under the Riviera Equity Plan.

Administration

The compensation committee of our board of directors will have the authority to administer the Riviera Equity Plan. The compensation committee will have the authority to select the persons who receive awards, determine the number of shares of common stock subject to the award, and establish the terms and conditions of the awards, consistent with the terms of the Riviera Equity Plan. Subject to the provisions of the Riviera Equity Plan, the compensation committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. The compensation committee may waive or amend the terms of an award, consistent with the terms of the Riviera Equity Plan, but the compensation committee may not reprice an option or share appreciation right, whether through amendment, cancellation and replacement grant, or exchange for cash or any other awards. The compensation committee will have the authority to interpret the Riviera Equity Plan and establish rules for the administration of the Riviera Equity Plan.

Types and Terms of Awards

The Riviera Equity Plan permits the granting of:

•	options;

•	restricted stock;

•	dividend equivalents;

•	performance awards;

•	other share-based awards; and

•	other cash-based awards.

Under the terms of the Riviera Equity Plan, the exercise price per share under any option and the purchase price of any share that may be purchased under any other unit-based award may not be less than 100% of the fair market value of a share of Riviera common stock on the date of grant, unless the award is granted in substitution for an award previously granted by an entity that is acquired or merged with Riviera or a subsidiary of Riviera.

Under the terms of the Riviera Equity Plan, the term of awards will be no more than 10 years. Awards may be granted to participants for no cash consideration or for cash or other consideration required by the compensation committee or applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive shares of Riviera common stock, cash, other securities or property, or any combination thereof, as the compensation committee determines. All awards granted under the Riviera Equity Plan will be subject to Riviera’s clawback or recoupment policies, share trading policies or other applicable policies to be implemented by Riviera from time to time.

The Riviera Equity Plan provides that an award will be evidenced by a written agreement or other document containing the terms and conditions of the award, including, as determined by the compensation committee, any circumstances under which an award would accelerate vesting, such as a change in control of Riviera or certain types of terminations of employment.

Options. Under the terms of the Riviera Equity Plan, the holder of an option will be entitled to purchase a number of shares of Riviera common stock at a specified exercise price during a specified period, all as determined by the compensation committee. The option exercise price may be payable in cash or, at the discretion of the compensation committee, in securities or other property having a fair market value on the exercise date equal to the exercise price.

Restricted Stock and Restricted Stock Units. Under the terms of the Riviera Equity Plan, the holder of restricted stock will own shares of Riviera common stock subject to restrictions imposed by the compensation committee (including, for example, restrictions on the right to vote the restricted stock or to receive any dividends with respect to the shares) for a time period specified by the compensation committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the compensation committee, to receive shares of Riviera common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the compensation committee.

Dividend Equivalents. Under the terms of the Riviera Equity Plan, the holder of a dividend equivalent is entitled to receive payments (in cash, shares of Riviera common stock, other securities or other property) equivalent to the amount of any cash dividends paid by Riviera to equityholders with respect to a number of shares of Riviera common stock determined by the compensation committee. Dividend equivalents will not be granted with respect to options, and dividend equivalents granted with respect to performance awards will not be distributed during the performance period or to the extent that any such performance award will be otherwise unearned.

Performance Awards. Under the terms of the Riviera Equity Plan, the compensation committee may grant awards payable in shares of Riviera common stock or cash conditioned on the achievement of performance goals established by the compensation committee. Performance goals will be determined by the compensation committee, in its sole discretion, and may relate to Riviera, one or more of its subsidiaries or one or more of its divisions or units, or any combination of these, and may be applied on an absolute basis or be relative to one or more peer companies or indices, or any combination of these, as determined by the compensation committee.

Other Share-Based Awards. Under the terms of the Riviera Equity Plan, the compensation committee will be authorized to grant other types of awards that are denominated or payable in or otherwise related to shares of Riviera common stock, subject to the terms and conditions determined by the compensation committee.

Term, Termination and Amendment

The Riviera Equity Plan will terminate at midnight on the tenth anniversary of the distribution, unless terminated before then by our board of directors. Under the terms of the Riviera Equity Plan, awards may not be granted after the termination of the Riviera Equity Plan, but the Riviera Equity Plan will remain in effect as long as awards are outstanding under the Riviera Equity Plan. Under the terms of the Riviera Equity Plan, our board of directors may amend or terminate the Riviera Equity Plan at any time, except that prior equityholder approval will be required for any amendment to the Riviera Equity Plan that would:

•	require equityholder approval under the rules or regulations of the New York Stock Exchange, any other securities exchange or the Financial Industry Regulation Authority, Inc. to the extent that they are applicable to Riviera;

•	increase the number of shares of Riviera common stock authorized under the Riviera Equity Plan (except in the case of a stock split or other recapitalization);

•	permit repricing of outstanding options (except in the case of a stock split or other recapitalization); or

•	permit the award of options with an exercise price less than 100% of fair market value of a share of Riviera common stock, contrary to the provisions of the Riviera Equity Plan.

Subject to the provisions of the Riviera Equity Plan, our board of directors may not amend any outstanding award without the participant’s consent if the action would adversely affect the participant’s rights.

Change-in-Control Arrangements

We expect that, in the event of a change-in-control of Riviera, the named executive officers will receive cash severance payments only if their employment is terminated following the change-in-control without “cause” or for “good reason.” Our named executive officers would not be entitled to any excise tax gross-up in connection with their change-in-control arrangements.

Director Compensation

Following consummation of the spin-off, we expect that our board of directors will not receive compensation from Riviera, other than reimbursement of business related expenses. As described below, C. Gregory Harper receives compensation and benefits from Blue Mountain in his capacity as President and Chief Executive Officer of Blue Mountain and not in his capacity as a member of our board of directors.

Employment Agreement with Blue Mountain Chief Executive Officer

On March 29, 2018, Blue Mountain entered into an employment agreement with Mr. Harper (the “Harper Agreement”), effective as of April 2, 2018. Pursuant to the Harper Agreement, Mr. Harper will serve as Blue Mountain’s Chief Executive Officer for an initial three-year term, with automatic 12-month renewals thereafter, unless either party provides 60 days’ advance notice of non-renewal. The Harper Agreement reflects Mr. Harper’s current base salary of $480,000 per year and eligibility for an annual bonus with a target of 100% of Mr. Harper’s base salary (and a maximum bonus of 200%). In addition, pursuant to the Harper Agreement and subject to certain conditions, Blue Mountain will create a management equity plan pursuant to which Blue Mountain will grant Mr. Harper restricted security units subject to time-vesting and restricted security units subject to performance-vesting.

The Harper Agreement provides Mr. Harper with the following cash severance benefits upon a termination of his employment prior to the expiration of his initial or renewed term (i) by Blue Mountain without “cause” or (ii) by Mr. Harper for “good reason” (as such terms are defined in the Harper Agreement), subject to his execution and non-revocation of a release of claims and continued compliance with restrictive covenants: (x) 12 months’ worth of his base salary for the year in which the termination date occurs, plus (y) his target bonus for the year in which the termination date occurs. In addition, he will receive any earned but unpaid annual bonus for the year prior to the year in which the termination date occurs (“earned bonus”), and be eligible to receive a pro rata annual bonus for the year in which the termination date occurs (“pro rata bonus”). If Mr. Harper’s employment terminates upon the expiration of his initial or renewed term as a result of Blue Mountain’s non-renewal of his employment term, he will receive the earned bonus and be eligible to receive a pro rata bonus, subject to his execution and non-revocation of a release of claims and continued compliance with restrictive covenants.

The Harper Agreement provides for a Code Section 280G “best-net” cutback, which would cause an automatic reduction in Mr. Harper’s “change of control” payments and benefits (whether provided under the Harper Agreement or otherwise) in the event such reduction would result in Mr. Harper receiving greater payments and benefits on an after-tax basis.

We expect that, prior to the spin-off, Blue Mountain will enter into an amendment to the Harper Agreement (the “Harper Amendment”), which will provide that Mr. Harper will serve on the Riviera board of directors until such time as a board of directors of Blue Mountain is constituted.

The foregoing descriptions of the Harper Agreement and the form of Harper Amendment are incomplete and are qualified in their entirety by reference to the complete documents, which are attached hereto as Exhibit 10.26 and Exhibit 10.27, respectively, and incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with LINN Energy Related to the Spin-Off

This section of the prospectus summarizes material agreements between us and LINN Energy that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and LINN Energy after the spin-off. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which will be filed as exhibits to the registration statement which this prospectus forms a part.

Following the spin-off, we and LINN Energy will operate independently, and neither company will have any ownership interest in the other. Before the spin-off, we will enter into a Separation and Distribution Agreement and several other agreements with LINN Energy related to the spin-off. These agreements will govern the relationship between us and LINN Energy after completion of the spin-off and provide for the allocation between us and LINN Energy of various assets, liabilities, rights and obligations. The following is a summary of the terms of the material agreements we expect to enter into with LINN Energy.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Linn Energy, Inc. prior to the distribution of shares of our common stock to LINN stockholders. The Separation and Distribution Agreement will provide for the allocation of assets and liabilities between us and LINN Energy and will establish certain rights and obligations between the parties following the distribution.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from LINN Energy so that (i) Riviera is allocated all of the pre-transaction assets and related liabilities of LINN Energy, other than LINN Energy’s 50% equity interest in Roan and any related liabilities, and (ii) LINN Energy is allocated its 50% equity interest in Roan and any related liabilities. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	“Riviera assets” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to Riviera:

•	all of the equity interests of each subsidiary of Linn Energy, Inc. other than Roan; and

•	any and all assets reflected on the audited consolidated balance sheet of Riviera included in this prospectus;

•	all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan; and

•	any and all other assets primarily relating to or used in the business of LINN Energy prior to the spin-off, other than the Roan business.

•	“Riviera liabilities” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to Riviera:

•	any and all liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent primarily related to, arising out of or resulting from (a) the operation or conduct of the business of LINN Energy prior to the spin-off, other than the Roan business, or (b) the Riviera assets;

•	any and all liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from any indebtedness of Riviera or any indebtedness secured by any of the Riviera assets; and

•	any and all liabilities (whether accrued, contingent or otherwise) reflected on the audited consolidated balance sheet of the Riviera included in this prospectus.

•	“Linn liabilities” (as defined in the Separation and Distribution Agreement), referring generally to all liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) related to LINN Energy’s 50% equity interest in Roan, will be retained by LINN Energy.

The allocation of liabilities with respect to taxes are solely covered by the Tax Matters Agreement. See “—Tax Matters Agreement.”

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the spin-off are, and following the spin-off may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other and use commercially reasonable efforts to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Representations and Warranties. In general, neither we nor LINN Energy will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement, any ancillary agreement or other specified agreements, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement will govern certain rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of our certificate of incorporation and bylaws. Prior to the distribution, we will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, the distribution agent will electronically deliver the shares of our common stock to LINN stockholders based on each holder of LINN common stock receiving one share of Riviera common stock for each share of LINN common stock. Linn Energy, Inc. will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to the satisfaction or waiver of certain conditions. For further information regarding these conditions, see “The Spin-Off—

Conditions to the Distribution.” The LINN Energy board of directors may, in its sole discretion, determine the distribution date and the terms of the distribution and, until the distribution has occurred, the LINN Energy board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by Linn Energy, Inc. at any time in its sole discretion prior to the date of the distribution.

Release of Claims and Indemnification. We and LINN Energy will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Separation and Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to exist at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement and the ancillary agreements.

The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us, and financial responsibility for the obligations and liabilities of the Roan business with LINN Energy. Specifically:

•	LINN Energy will and will cause its subsidiaries to indemnify, defend and hold harmless Riviera, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the Linn liabilities, (b) any misstatement of or omission to state a material fact contained in Riviera’s or its subsidiaries’ public filings, only to the extent the misstatement or omission is based upon written information that was furnished by LINN Energy or its subsidiaries (or incorporated by reference from a filing of LINN Energy or its subsidiaries) and then only to the extent the statement or omission was made or occurred after the spin-off and relates to Roan or its business, or (c) any breach by LINN Energy or its subsidiaries of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder; and

•	Riviera will and will cause its subsidiaries to indemnify, defend and hold harmless LINN Energy, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the Riviera liabilities, (b) any misstatement of or omission to state a material fact contained in LINN Energy’s or its subsidiaries’ public filings, only to the extent the misstatement or omission is based upon written information that was furnished by Riviera or its subsidiaries (or incorporated by reference from a filing of Riviera or its subsidiaries), (c) any breach by Riviera of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder, or (d) any claims, demands or liabilities (whether accrued, contingent or otherwise) arising out of the spin-off that would not otherwise constitute Linn liabilities, including (without limitation) any claims or demands made by any shareholder of LINN Energy or Riviera.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Insurance. Following the spin-off, we generally will be responsible for maintaining our existing insurance coverage.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the disputing parties, and/or such other representatives as such parties designate, will negotiate to resolve any disputes among such parties. If the disputing parties are unable to resolve the dispute in this manner within a specified period of time, as set forth in the Separation and Distribution Agreement, then unless agreed otherwise by such parties, the disputing parties will submit the dispute to mediation for an additional specified period of time, as set forth in the Separation and Distribution Agreement. If the disputing parties are unable to resolve the dispute in this manner, the dispute will be resolved through litigation in the U.S. District Court for the Southern District of Texas, or if such court does not have subject matter jurisdiction, any other state or federal court located within Harris County, Texas, or mutually-agreed arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement will include access to financial and other information, confidentiality, access to and provision of records, and treatment of expenses to be incurred by LINN Energy prior to its consolidation with Roan (including advancement and reimbursement provisions).

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with LINN Energy that will govern the respective rights, responsibilities and obligations of LINN Energy and us after the spin-off with respect to tax liabilities and benefits, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of LINN Energy, we have (and will continue to have following the spin-off) several liability with LINN Energy to the IRS for the combined U.S. federal income taxes of the LINN Energy consolidated group relating to the taxable periods in which we were part of that group (including any U.S. federal income taxes arising as a result of the spin-off). The Tax Matters Agreement will specify the portion of this tax liability for which we will bear responsibility and generally provides that we are liable for substantially all such liabilities. Although valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Linn Energy, Inc. under which we will provide LINN Energy with certain services for a limited time to help ensure an orderly transition following the distribution.

We anticipate that the services that we will agree to provide LINN Energy under the Transition Services Agreement will include certain finance, financial reporting, human resources, information technology, investor relations, legal, payroll, tax and other services. Linn will pay us for any such services used at agreed amounts as set forth in the Transition Services Agreement. In addition, from time to time during the term of the agreement, we and LINN Energy may mutually agree on additional services to be provided.

The services to be provided by us under the Transition Services Agreement will, subject to certain exceptions, be provided to LINN Energy for a term following the distribution until the earlier of (x) December 31, 2018 or (y) the closing date as set forth in a reorganization agreement to be entered into by and between LINN Energy and Roan. LINN Energy may terminate any transition services upon 30-days advance notice to us. Each party also has the right to terminate the agreement if the other party breaches any of its obligations under the agreement, subject to providing notice and opportunity to cure, solely with respect to service or services impacted by the breach.

The transition services will be provided by us in a professional and workmanlike manner, and at a level of service substantially similar to the level of service with which the services were provided to LINN Energy (where applicable) since August 31, 2017. The charge for these services will, generally, be intended to allow the parties to recover all of their direct and indirect costs incurred in connection with providing those services.

The Transition Services Agreement generally provides that each party will bear its own risks with respect to the receipt and provision of the transition services, with limited exceptions for items such as the other party’s gross negligence or willful misconduct.

Riviera 2018 Omnibus Incentive Plan

We intend to adopt the Riviera Equity Plan, effective prior to and in connection with the spin-off. The Riviera Equity Plan will provide for grants of, among other things, options, restricted stock, performance awards and other share- or cash-based awards. Our employees, officers, consultants and non-employee directors will be eligible for grants under the Riviera Equity Plan. The purpose of the Riviera Equity Plan is to aid Riviera in recruiting and retaining individuals who are capable of assuring the future success of Riviera, and such awards will provide incentives to such individuals to exert their best efforts for the success of our business and thereby align their interests with those of our future stockholders.              shares of our common stock will be authorized for issuance under the Riviera Equity Plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Our compensation committee will administer the Riviera Equity Plan. Our board of directors also has the authority to administer the Riviera Equity Plan and to take all actions that our compensation committee is otherwise authorized to take under the Riviera Equity Plan. The terms and conditions of each award made under the Riviera Equity Plan, including vesting requirements, will be set forth consistent with the Riviera Equity Plan in a written agreement with the participant.

Issuance and Grant of Riviera Restricted Stock Units to Certain Related Persons

Certain of our named executive officers hold LINN Energy equity awards. Upon completion of the spin-off, (i) named executive officers who hold then-outstanding LINN Energy restricted stock units will receive one restricted stock unit with respect to our common stock in respect of each such outstanding LINN Energy restricted stock unit, and (ii) all of such named executive officers’ outstanding but unvested LINN Energy restricted stock units will fully vest, without pro-ration, and be settled in LINN common stock. The Riviera restricted stock units will continue to vest subject to, and in accordance with, the terms applicable to the corresponding LINN Energy restricted stock units and are not subject to acceleration in connection with the spin-off.

Pursuant to the foregoing paragraph, Mr. Rottino will receive 126,408 shares of LINN common stock and 126,408 Riviera restricted stock units; Mr. Frew will receive 33,806 shares of LINN common stock and 33,806 Riviera restricted stock units; Mr. Schluter will receive 35,082 shares of LINN common stock and 35,082 Riviera restricted stock units; and Ms. Anderson will receive 19,999 shares of LINN common stock and 19,999 Riviera restricted stock units. Additionally, Mr. Rottino holds 236,783 shares of restricted LINN common stock, and in connection with the spin-off, he will fully vest in such 236,783 shares of restricted LINN common stock and receive 236,783 shares of our restricted common stock (which will be subject to the same vesting conditions as were applicable to the corresponding shares of restricted LINN common stock). Based on the closing price of a share of LINN common stock of $38.50 on June 21, 2018, the approximate dollar value of our named executive officers’ LINN Energy incentive equity holdings are as follows: $13,982,854 for Mr. Rottino (who holds 126,408 LINN Energy restricted stock units and 236,783 shares of restricted LINN common stock); $1,301,531 for Mr. Frew (who holds 33,806 LINN Energy restricted stock units); $1,350,657 for Mr. Schluter (who holds 35,082 LINN Energy restricted stock units); and $769,962 for Ms. Anderson (who holds 19,999 LINN Energy restricted stock units). The dollar value of the Riviera restricted stock units and our common stock will be based on the market price of our common stock following the spin-off, and is indeterminable as of the date of this prospectus.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain of our stockholders that are expected to own at least 10% of our common stock or that are otherwise reasonably determined to be an affiliate of us (collectively, the “Registration Rights Holders”).

We anticipate that the Registration Rights Agreement will require us, within 60 calendar days following the distribution date, subject to certain exceptions, to file a shelf registration statement that includes the Registrable Securities (as defined in the Registration Rights Agreement) whose inclusion has been timely requested. The Registration Rights Agreement will also provide the Registration Rights Holders the ability to demand registrations or underwritten shelf takedowns subject to certain requirements and exceptions. In addition, if we propose to register shares of our common stock in certain circumstances, the Registration Rights Holders will have certain “piggyback” registration rights, subject to restrictions set forth in the Registration Rights Agreement, to include their shares of our common stock in the registration statement.

We anticipate that the Registration Rights Agreement will also provide that (a) for so long as we are subject to the requirements to publicly file information or reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, we will use best efforts to timely file all information and reports with the SEC and comply with all such requirements, and (b) if we are not subject to the requirements of Section 13 or 15(d) of the Exchange Act, make available information necessary to comply with Section 4(a)(7) of the Securities Act and Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Registration Rights Holder to sell Registrable Securities without registration under the Securities Act.

Agreements with Roan Resources LLC

Following the spin-off, we will have an ongoing relationship with LINN Energy, which owns a 50% equity interest in Roan. At March 31, 2018, we had approximately $17 million due from Roan, primarily associated with capital spending, included in “other current assets” and approximately $11 million due to Roan, primarily associated with joint interest billings and natural gas purchases, included in “accounts payable and accrued expenses” on the unaudited condensed consolidated balance sheet. At December 31, 2017, we had approximately $23 million due from Roan, primarily associated with capital spending, included in “other current assets” and approximately $18 million due to Roan, primarily associated with joint interest billings and natural gas purchases, included in “accounts payable and accrued expenses” on the audited consolidated and combined balance sheet.

Below is a summary of the material agreements between us and Roan following the spin-off.

Master Services Agreement

On August 31, 2017, LINN Energy and Citizen completed the Roan Contribution. In exchange for their respective contributions, LINN Energy and Citizen each received a 50% equity interest in Roan. In connection with the Roan Contribution, on August 31, 2017, Roan entered into a Master Services Agreement (the “MSA”) with Linn Operating, LLC (“Linn Operating”), which will become a subsidiary of Riviera following the spin-off, pursuant to which Linn Operating provided certain operating, administrative and other services in respect of the assets contributed to Roan during a transitional period.

Under the MSA, Roan agreed to reimburse Linn Operating for certain costs and expenses incurred by Linn Operating in connection with providing the services, and to pay to Linn Operating a service fee of $1.25 million per month, prorated for partial months. The MSA terminated according to its terms on April 30, 2018.

Gas Gathering and Processing Agreement

On April 1, 2017, LINN Energy entered into a gas gathering and processing agreement (the “Gas Gathering Agreement”) with Blue Mountain (formerly known as Linn Midstream, LLC). In August 2017, in connection with the Roan Contribution, LINN Energy assigned its interest in the Gas Gathering Agreement to Roan.

Pursuant to the Gas Gathering Agreement, Blue Mountain will gather, process and purchase Roan’s natural gas produced from certain of Roan’s assets and operations located in the Merge/SCOOP/STACK play in

Oklahoma. Roan is required to pay Blue Mountain specified service fees related to such deliveries, which are subject to annual adjustment in accordance with the terms of the Gas Gathering Agreement. For the four months ended December 31, 2017, we recognized service fees of approximately $2 million.

Unless terminated sooner in accordance with its terms, the Gas Gathering Agreement will have (i) an initial term with respect to certain of Roan’s assets and operations ending November 1, 2030, and (ii) an initial term with respect to certain other of Roan’s assets and operations ending December 22, 2031. Thereafter, the Gas Gathering Agreement will continue for successive one-year periods until terminated.

Lease Agreement

Effective February 9, 2018, Linn Operating, as landlord, entered into a Lease Agreement (the “Lease”) with Roan, as tenant, on office space located in Oklahoma City, Oklahoma. The duration of the Lease is for a period of five years and the total rent to be paid by Roan in connection therewith will be approximately $0.5 million in 2018, approximately $1.5 million in 2019, approximately $1.7 million in 2020, approximately $1.7 million in 2021, and approximately $1.8 million in 2022.

Indemnification of Officers and Directors

Our certificate of incorporation will provide that we will generally indemnify officers and members of our board of directors against all losses, claims, damages or similar events. Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. We also expect to enter into individual indemnity agreements with each of our executive officers and directors which will supplement the indemnification provisions in our certificate of incorporation.

Review and Approval of Related Party Transactions

We will review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. We will develop and implement processes and controls, consistent with those process and controls currently in place at LINN Energy, to obtain information from our directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether we or a related party have a direct or indirect material interest in the transactions. Transactions that are determined to be directly or indirectly material to us or a related party will be disclosed as required under SEC rules. In addition, our audit committee or our board of directors (if appropriate) will review and approve or ratify or disapprove any related party transaction that is required to be disclosed. In the course of its review of a disclosable related party transaction, consideration will be given to:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related party;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters deemed appropriate.

Any director who is a related party with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at the meeting where the transaction is considered.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, all of the outstanding shares of our common stock are indirectly beneficially owned by LINN Energy. After the spin-off, LINN Energy will not own any shares of our common stock.

The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers following the spin-off as a group.

To the extent our directors and executive officers own LINN common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of LINN common stock.

Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Immediately following the spin-off, we estimate that approximately              shares of our common stock will be issued and outstanding, based on the number of shares of LINN common stock expected to be outstanding as of the record date and based on each holder of LINN common stock receiving one share of Riviera common stock for each share of LINN common stock. The actual number of shares of our common stock outstanding following the spin-off will be determined on                 , 2018, the record date.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percentage of Outstanding
5% Stockholders:
Elliott funds(2)	15,794,132	20.1%
Fir Tree funds(3)	14,712,070	18.7%
York Capital funds(4)	8,478,149	10.8%

Directors and Named Executive Officers:
David B. Rottino	312,663	*
Daniel Furbee	1,250	*
James G. Frew	—	—
Darren Schluter	—	—
Holly Anderson	—	—
Matthew Bonanno	—	—
Philip Brown	—	—
C. Gregory Harper	—	—
Evan Lederman	—	—
Andrew Taylor	—	—
All Directors and Named Executive Officers as a Group (10 persons)(5)	313,913	*

*	Less than 1% based on 78,749,510 shares of LINN common stock outstanding as of June 30, 2018.
(1)

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The number of shares beneficially owned by a person includes shares of common stock underlying any derivative securities that are currently exercisable or vested or will be exercisable or vested within 60 days of the date of this prospectus. The shares issuable under any such securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.
(2)	Consists of (i) 26,513 shares owned by Elliott Associates, L.P. (“Elliott Associates”), (ii) 5,027,660 shares owned by The Liverpool Limited Partnership (“Liverpool”) and (iii) 10,739,959 shares owned by Spraberry Investments Inc. (“Spraberry,” and collectively with Elliot Associates and Liverpool, the “Elliot funds”). The sole limited partner of Liverpool is Elliott Associates. Spraberry is an indirect subsidiary of Elliott International, L.P. (“Elliott LP”). Elliott International Capital Advisors Inc. is the investment manager of Elliott LP (“Elliott IM”) and is regulated by the SEC as an investment advisor. Elliott IM has voting and investment power with respect to the shares held by Spraberry and may be deemed to be the beneficial owner thereof. The sole limited partner of Elliott LP is Elliott International Limited. There is no single beneficial shareholder of Elliott International Limited holding shares equal to 10% or more of its total capital. Each of Elliot Advisors GP LLC, Elliott Capital Advisors, L.P. and Elliott Special GP, LLC, is a general partner of Elliott Associates and is regulated by the SEC as an investment advisor. Each of Elliot Advisors GP LLC, Elliott Capital Advisors, L.P. and Elliott Special GP, LLC has voting and investment power with respect to the shares held by Elliott Associates and may be deemed to be the beneficial owner thereof. There is no single beneficial limited partner of Elliott Associates holding limited partnership interests equal to 10% or more of its total capital. Andrew Taylor, a member of the investment team of Elliott Management Corporation, an affiliate of the Elliott funds, will serve on the board of directors of the Company. The address of each of the foregoing entities and Mr. Taylor is c/o Elliott Management Corporation, 40 West 57th Street, New York, New York 10019.
(3)	Consists of (i) 548,558 shares owned by Fir Tree Capital Opportunity Master Fund III, L.P., (ii) 1,826,728 shares owned by Fir Tree Capital Opportunity Master Fund, L.P., (iii) 9,968,920 shares owned by Fir Tree E&P Holdings VI, LLC, (iv) 1,150,589 shares owned by FT SOF IV Holdings, LLC and (v) 1,217,275 shares owned by FT SOF V Holdings, LLC (collectively, the “Fir Tree funds”). Fir Tree Capital Management LP (“FTCM”) (f/k/a Fir Tree Inc.) is the investment manager for the Fir Tree funds. Jeffrey Tannenbaum, David Sultan and Clinton Biondo control FTCM. Each of FTCM, Messrs. Tannenbaum, Sultan and Biondo has voting and investment power with respect to the shares of common stock owned by the Fir Tree funds and may be deemed to be the beneficial owner of such shares. Evan S. Lederman will serve on the board of directors of the Company and is a partner of FTCM. Mr. Lederman does not have voting and investment power with respect to the shares of common stock owned by the Fir Tree funds in his capacity as a partner of FTCM. The address of each of the foregoing entities, Mr. Sultan and Mr. Lederman is c/o Fir Tree Inc., 55 West 46th Street, 29th Floor, New York, New York 10036.
(4)	Consists of (i) 1,272,896 shares owned by York Capital Management, L.P., (ii) 2,788,317 shares owned by York Credit Opportunities Investments Master Fund, L.P., (iii) 2,188,884 shares owned by York Credit Opportunities Fund, L.P., (iv) 1,779,012 shares owned by York Multi-Strategy Master Fund, L.P., (v) 135,392 shares owned by Exuma Capital, L.P., (vi) 278,587 shares owned by York Select Strategy Master Fund, L.P. and (vii) 35,061 shares owned by Jorvik Multi-Strategy Master Fund, L.P. (collectively, the “York Capital funds”). York Capital Management Global Advisors, LLC (“YCMGA”) is the senior managing member of the general partner of each of the York Capital funds. James G. Dinan is the chairman of, and controls, YCMGA. Each of YCMGA and Mr. Dinan has voting and investment power with respect to the shares owned by each of the York Capital funds and may be deemed to be beneficial owners thereof. Each of YCMGA and Mr. Dinan disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. Matthew W. Bonanno, a partner of YCMGA, will serves on the board of directors of the Company. The address of the York Capital funds, Mr. Dinan and Mr. Bonanno is 767 Fifth Avenue, 17th Floor, New York, New York 10153.
(5)	The address of each beneficial owner is c/o Riviera Resources, Inc., 600 Travis, Houston, Texas 77002.

DESCRIPTION OF CAPITAL STOCK

As part of the spin-off, LINN Energy will effect an internal reorganization, and Riviera Resources, LLC will convert from a Delaware limited liability company to a Delaware corporation and change its name to Riviera Resources, Inc. In connection with such conversion, membership interests in our company will be converted into              shares of common stock in Riviera Resources, Inc., and LINN Energy will adopt the Riviera Resources, Inc. certificate of incorporation and bylaws immediately prior to the consummation of the spin-off. The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, have been included as exhibits to the registration statement on Form S-1, of which this prospectus forms a part.

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Riviera Resources, Inc. and not to any of its subsidiaries.

Authorized Capitalization

Prior to the distribution date, our board of directors and LINN Energy, as our sole stockholder, will approve and adopt versions of our certificate of incorporation and bylaws. Under our certificate of incorporation, authorized capital stock will consist of 300,000,000 shares, which will include 270,000,000 shares of our common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

We estimate that              shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of LINN common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                 , 2018, the record date.

Dividends. Subject to the rights granted to any holders of preferred stock, holders of the shares of our common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of any assets or funds of Riviera legally available for the payment of dividends. Following the conversion, we will be incorporated in Delaware and we are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if no such surplus exists, out of the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

Voting Rights. Each share of common stock will be entitled to one vote on all matters submitted to a vote of our stockholders. There will be no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of our common stock will be entitled to elect all of Riviera’s directors, unless the number of nominees for director exceeds the number of directors to be elected, in which case, the directors will be elected by a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.

Liquidation Rights. Except as otherwise required by our bylaws or certificate of incorporation, our common stock will have all rights and privileges typically associated with such securities as set forth in the DGCL in relation to rights upon liquidation.

Fully Paid. All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off will also be fully paid and nonassessable. The holders of our common stock will have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock will not be subject to any redemption or sinking fund provisions.

Preferred Stock

Under the terms of our certificate of incorporation, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Riviera entitled to vote thereon, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

Our board of directors will be authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the state of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

No shares of our preferred stock were issued and outstanding as of                 , 2018.

Directors

Our board of directors will consist of one or more directors, and is currently comprised of six directors. The number of directors may be fixed from time to time by a resolution adopted by our board of directors. Each director to be elected by stockholders will be determined by a plurality of the votes cast. There is no cumulative voting in the election of directors. Directors may be removed, with or without cause, by a majority vote of our voting stock.

All directors will be in one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected. Our current class of directors will be subject to reelection at our 2019 annual meeting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL and our certificate of incorporation, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of our outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law

Our certificate of incorporation, our bylaws and Delaware statutory law contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Undesignated Preferred Stock

The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Calling of Special Meeting of Stockholders

Stockholders are only permitted to call a special meeting upon a written request of holders of record of at least the majority of the voting power of the outstanding capital stock of the Company.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon our board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws will grant to our board of directors the power to adopt, amend, restate or repeal the bylaws, provided that until the earlier of a listing of the capital stock on a national exchange and the consummation of an initial public offering, none of the provisions regarding information rights, affiliate transactions, transactions requiring stockholder approval, or amendments to the bylaws may be repealed or amended in any manner that is materially adverse to any stockholder, unless such repeal or amendment shall have been approved by 66 2/3% of our common stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are quoted for trading on the OTC Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by our board of directors before the date the interested shareholder attained that status;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by our board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Newly Created Directorships and Vacancies on the Board

Under our bylaws, any vacancies on our board of directors for any reason and any newly created directorships resulting from any increase in the number of directors may be filled solely by our board of directors upon a vote of a majority of the remaining directors then in office, even if they constitute less than a quorum of the board or by a sole remaining director, or by a majority vote of our common stock, at either a special meeting of the stockholders or by written consent.

No Cumulative Voting

Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no such state court shall have jurisdiction, the federal district court for the District of Delaware) will be, to the fullest extent permitted by law, the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or this certificate of incorporation or the bylaws of the Company, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. Any person or entity purchasing or otherwise holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the foregoing forum selection provisions.

Limitation of Liability of Directors

Our certificate of incorporation will provide that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director.

The Company may purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We also expect to enter into individual indemnity agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the corporation, unless the court believes that in the light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of our board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Ticker Symbol

We intend to have our common stock quoted for trading on the OTC Market, where we expect to qualify as an SEC-reporting company, under the ticker symbol “RVRA”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Revolving Credit Facility

On August 4, 2017, LINN Energy entered into a credit agreement with Royal Bank of Canada, as administrative agent, and the lenders and agents party thereto (the “Credit Agreement”) providing for a new senior secured reserve-based revolving loan facility (the “Revolving Credit Facility”) with $500 million in borrowing commitments, subject to adjustments of the borrowing base as provided in the Credit Agreement. As of the date of this prospectus, a subsidiary of LINN Energy is the borrower under the Revolving Credit Facility. In connection with the Credit Facility Amendment, Riviera became a guarantor under the Revolving Credit Facility. Prior to the consummation of the spin-off, the borrower under the Revolving Credit Facility is expected to become a subsidiary of Riviera.

As of March 31, 2018, there were no borrowings outstanding under the Revolving Credit Facility and there was approximately $343 million of available borrowing capacity (which includes a $47 million reduction for outstanding letters of credit). The Revolving Credit Facility matures on August 4, 2020. In connection with entry into the Revolving Credit Facility, that certain Credit Agreement, dated as of February 28, 2017, among the Company, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto was terminated and repaid in full.

Redeterminations of the borrowing base under the Revolving Credit Facility are based primarily on reserve reports using lender commodity price expectations at such time. The borrowing base will be redetermined semi-annually, on April 1 and October 1. The next scheduled borrowing base redetermination will take place on October 1, 2018.

At LINN Energy’s election, interest on borrowings under the Revolving Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 2.50% to 3.50% per annum depending on utilization of the borrowing base or the alternate base rate (“ABR”) plus an applicable margin ranging from 1.50% to 2.50% per annum depending on utilization of the borrowing base. Interest is generally payable in arrears on the last day of March, June, September and December for loans bearing interest based at the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR, or if such interest period is longer than three months, at the end of three month intervals during such interest period. LINN Energy is required, and following the spin-off, we will be required, to pay a commitment fee to the lenders under the Revolving Credit Facility, which accrues at a rate per annum of 0.50% on the average daily unused amount of the available revolving loan commitments of the lenders or the borrowing base, if less.

The obligations under the Revolving Credit Facility are secured by mortgages covering approximately 85% of the total value of the proved reserves of the oil and natural gas properties of LINN Energy, along with liens on substantially all personal property of LINN Energy. The obligations under the Revolving Credit Facility are also guaranteed by LINN Energy’s subsidiaries, subject to customary exceptions.

Under the Revolving Credit Facility, the Company is required, and following the spin-off, we will be required, to maintain (i) a maximum total net debt to last twelve months EBITDAX ratio of 4.0 to 1.0, and (ii) a minimum ratio of current assets (including undrawn capacity under the Revolving Credit Facility) to current liabilities of 1.0 to 1.0.

The Credit Agreement also contains affirmative and negative covenants customary for credit facilities of this nature, including as to compliance with laws (including environmental laws, ERISA and anti-corruption laws), maintenance of required insurance, delivery of quarterly and annual financial statements, oil and gas engineering reports and budgets, maintenance and operation of property (including oil and gas properties), restrictions on the incurrence of liens and indebtedness, mergers, consolidations and sales of assets and transactions with affiliates.

The Credit Agreement contains events of default and remedies customary for credit facilities of this nature. If the Company does not comply with the financial and other covenants in the Credit Agreement, the lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Credit Agreement.

Blue Mountain Credit Facility

On the distribution date, Blue Mountain expects to enter into the Blue Mountain Credit Facility, a $200 million revolving credit facility with Royal Bank of Canada, as administrative agent, and certain other financial institutions party thereto, as lenders, to fund capital expenditures, pay certain fees and expenses and to fund working capital and general and lawful business purposes. Blue Mountain is expected to be the borrower under the Blue Mountain Revolving Credit Facility.

At Blue Mountain’s election, interest on borrowings under the Blue Mountain Credit Facility will be determined by reference to either LIBOR plus an applicable margin ranging from 2.00% to 3.00% per annum or ABR plus an applicable margin ranging from 1.00% to 2.00% per annum, both depending on Blue Mountain’s consolidated total leverage ratio. Interest will be generally payable in arrears on the last day of March, June, September and December for loans bearing interest based at the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR, or if such interest period is longer than three months, at the end of three month intervals during such interest period. All unpaid principal and interest will be due and payable on                 , 2023.

Blue Mountain will be required under the Blue Mountain Credit Facility to pay a commitment fee to the lenders, which will accrue at a rate per annum of 0.375% or 0.50% (depending on Blue Mountain’s consolidated total leverage ratio) on the average daily unused amount of the available revolving loan commitments of the lenders.

The Blue Mountain Credit Facility will be secured by a first priority lien on substantially all the assets of Blue Mountain.

Under the Blue Mountain Credit Facility, Blue Mountain will be required to maintain (i) for certain periods, a ratio of consolidated total debt (subject to certain carve-outs) to the sum of (a) total debt (subject to certain carve-outs) and (b) consolidated owners’ equity interest in Blue Mountain and its subsidiaries of no greater than 0.35 to 1.00, and (ii) subject to satisfaction of certain conditions and for certain periods (a) a ratio of consolidated EBITDA to consolidated interest expense no less than 2.50 to 1.00, (b) a ratio of consolidated net debt to consolidated EBITDA (the “consolidated total leverage ratio”) no greater than 4.50 to 1.00 or 5.00 to 1.00, as applicable, and (c) in case certain other kinds of indebtedness are outstanding, a ratio of consolidated net debt secured by a lien on property of Blue Mountain to consolidated EBITDA no greater than 3.00 to 1.00.

The Blue Mountain Credit Facility will also contain affirmative and negative covenants customary for credit facilities of this nature, including as to compliance with laws (including environmental laws, ERISA and anti-corruption laws), maintenance of required insurance, delivery of quarterly and annual financial statements, budgets, maintenance and operation of property, restrictions on the incurrence of liens and indebtedness, mergers, consolidations and sales of assets and transactions with affiliates.

The Blue Mountain Credit Facility will contain events of default and remedies customary for credit facilities of this nature. If Blue Mountain does not comply with the covenants in the Blue Mountain Credit Facility, the lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Blue Mountain Credit Facility.

SHARES ELIGIBLE FOR FUTURE SALE

There is currently no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Sales of Restricted Securities

On                 , 2018, Linn Energy, Inc. had approximately              shares of its Class A common stock, par value $0.001 per share, issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately              shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors, officers and their affiliates will beneficially own in the aggregate approximately         % of our shares. In addition, individuals who are affiliates of LINN Energy on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in the distribution or upon exercise of stock options or upon vesting of other equity-linked awards may be “controlled securities” rather than “restricted securities.” “Controlled securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

Except for our common stock distributed in the distribution and employee-based equity awards, we will have no equity securities outstanding immediately after the spin-off. In the future, we may adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

LEGAL MATTERS

The validity of the common stock to be distributed in the spin-off will be passed upon for Riviera by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

The consolidated and combined financial statements of Riviera Resources, LLC and its subsidiaries, as of December 31, 2017 (Successor) and 2016 (Predecessor), and for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the years ended December 31, 2016 and 2015 (Predecessor), have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting.

The audit report covering the December 31, 2017, 2016 and 2015 consolidated and combined financial statements states they were prepared on a combined basis of accounting, and in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods.

Certain estimates of our net oil and natural gas reserves and related information included or incorporated by reference in this prospectus have been derived from reports prepared by DeGolyer and MacNaughton. All such information has been so included or incorporated by reference on the authority of such firm as experts regarding the matters contained in its reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to the shares of common stock that LINN stockholders will receive in the distribution. This prospectus does not contain all of the information contained in the Registration Statement on Form S-1 and the exhibits and schedules to the Registration Statement on Form S-1. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form S-1 and the exhibits to the Registration Statement on Form S-1, which are on file at the offices of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form S-1. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form S-1 and the exhibits to the Registration Statement on Form S-1 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form S-1, including the exhibits and schedules to the Registration Statement on Form S-1.

We will maintain an Internet site at www.rivieraresourcesinc.com. Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the prospectus or the Registration Statement on Form S-1.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

RIVIERA RESOURCES, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2018	December 31, 2017
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$227,196	$464,477
Accounts receivable – trade, net	130,527	140,485
Derivative instruments	7,287	9,629
Restricted cash	77,263	56,445
Other current assets	64,153	76,683
Assets held for sale	92,492	106,963

Total current assets	598,918	854,682

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	778,091	950,083
Less accumulated depletion and amortization	(48,142)	(49,619)

	729,949	900,464
Other property and equipment	533,078	480,729
Less accumulated depreciation	(36,326)	(28,658)

	496,752	452,071
Derivative instruments	936	469
Deferred income taxes	149,179	188,538
Equity method investments	490,503	464,926
Other noncurrent assets	5,983	6,975

	646,601	660,908

Total noncurrent assets	1,873,302	2,013,443

Total assets	$2,472,220	$2,868,125

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$262,148	$253,975
Derivative instruments	16,931	10,103
Other accrued liabilities	38,946	58,130
Liabilities held for sale	42,891	43,302

Total current liabilities	360,916	365,510

Noncurrent liabilities:
Derivative instruments	4,682	2,849
Asset retirement obligations and other noncurrent liabilities	104,730	160,720

Total noncurrent liabilities	109,412	163,569

Commitments and contingencies (Note 11)
Equity:
Net parent company investment	2,001,892	2,339,046

Total equity	2,001,892	2,339,046

Total liabilities and equity	$2,472,220	$2,868,125

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$136,876	$80,325	$188,885
Gains (losses) on oil and natural gas derivatives	(15,030)	(11,959)	92,691
Marketing revenues	46,267	2,914	6,636
Other revenues	5,894	2,028	9,915

	174,007	73,308	298,127

Expenses:
Lease operating expenses	47,884	24,630	49,665
Transportation expenses	19,094	13,723	25,972
Marketing expenses	41,755	2,539	4,820
General and administrative expenses	44,779	10,408	71,745
Exploration costs	1,202	55	93
Depreciation, depletion and amortization	28,465	17,847	47,155
Taxes, other than income taxes	8,452	7,077	14,877
(Gains) losses on sale of assets and other, net	(106,075)	484	829

	85,556	76,763	215,156

Other income and (expenses):
Interest expense, net of amounts capitalized	(404)	(4,200)	(16,725)
Earnings from equity method investments	25,345	39	157
Other, net	(170)	(388)	(149)

	24,771	(4,549)	(16,717)

Reorganization items, net	(1,951)	(2,565)	2,521,137

Income (loss) from continuing operations before income taxes	111,271	(10,569)	2,587,391
Income tax expense (benefit)	40,332	(4,446)	(166)

Income (loss) from continuing operations	70,939	(6,123)	2,587,557
Income (loss) from discontinued operations, net of income taxes	—	457	(548)

Net income (loss)	$70,939	$(5,666)	$2,587,009

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

Total Equity
(in thousands)
December 31, 2017	$2,339,046
Net loss	70,939
Net transfers to parent	(408,093)

March 31, 2018	$2,001,892

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Cash flow from operating activities:
Net income (loss)	$70,939	$(5,666)	$2,587,009
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations	—	(457)	548
Depreciation, depletion and amortization	28,465	17,847	47,155
Deferred income taxes	40,818	(4,165)	(166)
Total (gains) losses on derivatives, net	15,030	11,959	(92,691)
Cash settlements on derivatives	(4,494)	5,782	(11,572)
Share-based compensation expenses	17,037	4,177	50,255
Amortization and write-off of deferred financing fees	404	3	1,338
(Gains) losses on sale of assets and other, net	(131,330)	345	1,069
Reorganization items, net	—	—	(2,456,074)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable – trade, net	5,415	26,614	(7,216)
(Increase) decrease in other assets	12,002	(2,553)	528
Increase (decrease) in accounts payable and accrued expenses	13,802	(43,476)	20,949
Increase (decrease) in other liabilities	(17,222)	4,187	2,801

Net cash provided by operating activities – continuing operations	50,866	14,597	143,933
Net cash provided by operating activities – discontinued operations	—	3,166	8,781

Net cash provided by operating activities	50,866	17,763	152,714

Cash flow from investing activities:
Development of oil and natural gas properties	(26,024)	(19,779)	(50,597)
Purchases of other property and equipment	(46,110)	(2,466)	(7,409)
Proceeds from sale of properties and equipment and other	232,394	326	(166)

Net cash provided by (used in) investing activities – continuing operations	160,260	(21,919)	(58,172)

Net cash used in investing activities – discontinued operations	—	(465)	(584)

Net cash provided by (used in) investing activities	160,260	(22,384)	(58,756)

RIVIERA RESOURCES, LLC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS—Continued

(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Cash flow from financing activities:
Net transfers (to) from parent	(419,556)	(3)	636,000
Distributions to unitholders	(8,007)	—	—
Proceeds from borrowings	—	30,000	—
Repayments of debt	—	(96,250)	(1,038,986)
Payment to holders of claims under the Predecessor’s second lien notes	—	—	(30,000)
Other	(26)	17,658	(4,744)

Net cash used in financing activities – continuing operations	(427,589)	(48,595)	(437,730)
Net cash used in financing activities – discontinued operations	—	—	—

Net cash used in financing activities	(427,589)	(48,595)	(437,730)

Net decrease in cash, cash equivalents and restricted cash	(216,463)	(53,216)	(343,772)
Cash, cash equivalents and restricted cash:
Beginning	520,922	144,022	487,794

Ending	$304,459	$90,806	$144,022

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Basis of Presentation

In April 2018, Linn Energy, Inc. (“Parent,” and together with its consolidated subsidiaries, “LINN Energy”) announced its intention to separate Riviera Resources, Inc. (“Riviera” or the “Company”) from LINN Energy. Riviera will be a new independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to shareholders.

To effect the separation, Linn Energy, Inc. and certain of its direct and indirect subsidiaries will undertake an internal reorganization, following which Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan Resources, LLC (“Roan”). Upon completion of the internal reorganization, Linn Energy, Inc. will complete the spin-off by distributing to the LINN Energy stockholders all of the issued and outstanding Riviera common stock. Following the spin-off, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company, and LINN Energy will not retain any ownership interest in Riviera.

The accompanying consolidated and combined financial statements have been prepared on a stand-alone basis and are derived from Linn Energy, Inc.’s consolidated financial statements and accounting records for the periods presented as the Company was historically managed as a subsidiary of Linn Energy, Inc.

Linn Energy, Inc. is a successor issuer of Linn Energy, LLC pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As discussed further in Note 2, on May 11, 2016 (the “Petition Date”), Linn Energy, LLC, certain of its direct and indirect subsidiaries, and LinnCo (collectively, the “LINN Debtors”) and Berry (collectively with the LINN Debtors, the “Debtors”), filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040. During the pendency of the Chapter 11 proceedings, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company emerged from bankruptcy effective February 28, 2017. References to “Successor” herein refers to the Company in periods subsequent to LINN Energy’s emergence from bankruptcy and references to “Predecessor” herein refers to the Company in periods prior to LINN Energy’s emergence from bankruptcy.

Nature of Business

The Company’s properties are currently located in six operating regions in the United States (“U.S.”): the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and the Mid-Continent. During 2018, the Company divested all of its properties located in the previous Permian Basin operating region. During 2017, the Company divested all of its properties located in the previous California and South Texas operating regions. The Company has classified the assets and liabilities, results of operations and cash flows of its California properties as discontinued operations on its consolidated and combined financial statements. See Note 4 for additional information.

Historically, a subsidiary of the Company also owned a 50% equity interest in Roan Resources LLC (“Roan”), which is focused on the accelerated development of the Merge/SCOOP/STACK play in Oklahoma. The Company’s equity earnings (losses), consisting of its share of Roan’s earnings or losses, are included in the consolidated and combined financial statements. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated and combined financial statements in periods subsequent to the transactions.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Principles of Consolidation and Combination

The information reported herein reflects all normal recurring adjustments that are, in the opinion of management, necessary for the fair presentation of the results for the interim periods. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted under Securities and Exchange Commission rules and regulations; as such, this report should be read in conjunction with the financial statements and notes as of December 31, 2017 and December 31, 2016 and for the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, included elsewhere in this registration statement. The results reported in these unaudited condensed consolidated and combined financial statements should not necessarily be taken as indicative of results that may be expected for the entire year.

The consolidated and combined financial statements for Predecessor periods represent the financial position and results of operations of entities to be held by the Company after the spin-off that have historically been under common control of the Parent, which exclude LAC and Berry (each as defined in Note 2). On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as standalone unaffiliated entities. The consolidated financial statements for the Successor period represent the financial position and results of operations of entities that were under the control of Linn Energy Holdco LLC (a subsidiary of the Parent). The Company presents its consolidated and combined financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated and combined financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The historical consolidated and combined financial statements represent the financial position and results of operations of entities to be held by the Company prior to the separation transaction that have historically been under control of the Parent. The consolidated financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations.

Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method. See Note 6 for additional information about equity method investments.

Bankruptcy Accounting

Upon emergence from bankruptcy on February 28, 2017, the Company adopted fresh start accounting which resulted in the Company becoming a new entity for financial reporting purposes. As a result of the adoption of fresh start accounting and the effects of the implementation of the Plan, the Company’s condensed consolidated financial statements subsequent to February 28, 2017, are not comparable to its condensed consolidated and combined financial statements prior to February 28, 2017. References to “Successor” relate to the financial position and results of operations of the reorganized Company subsequent to February 28, 2017. References to “Predecessor” relate to the financial position of the Company prior to, and results of operations through and including, February 28, 2017. The Company’s condensed consolidated and combined financial statements and related footnotes are presented with a black line division, which delineates the lack of comparability between amounts presented after February 28, 2017, and amounts presented on or prior to February 28, 2017. See Note 2 for additional information.

Use of Estimates

The preparation of the accompanying condensed consolidated and combined financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations, certain revenues and operating expenses, and fair values of commodity derivatives. In addition, as part of fresh start accounting, the Company made estimates and assumptions related to its reorganization value, liabilities subject to compromise, the fair value of assets and liabilities recorded as a result of the adoption of fresh start accounting and income taxes.

As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Adopted Accounting Standards

In November 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that is intended to address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The Company adopted this ASU on January 1, 2018, on a retrospective basis. The adoption of this ASU resulted in the inclusion of restricted cash in the beginning and ending balances of cash on the statements of cash flows and disclosure reconciling cash and cash equivalents presented on the balance sheets to cash, cash equivalents and restricted cash on the statement of cash flows (see Note 14).

In May 2014, the FASB issued an ASU that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers (“ASC 606”). The Company adopted this ASU on January 1, 2018, using the modified retrospective transition method. Accordingly, the comparative information for the three months ended March 31, 2017, has not been adjusted and continues to be reported under the previous revenue standard. The adoption of this ASU impacted the Company’s gross revenues and expenses as reported on its condensed consolidated statements of operations (see below), and resulted in increased disclosures regarding the Company’s disaggregation of revenue (see Note 3).

Under ASC 606, the Company recognizes revenues based on a determination of when control of its commodities is transferred and whether it is acting as a principal or agent in certain transactions. All facts and circumstances of an arrangement are considered and judgment is often required in making this determination. For its natural gas contracts, the Company generally records its sales at the wellhead or inlet of the plant as revenues net of transportation, gathering and processing expenses if the processor is the customer and there is no redelivery of commodities to the Company. Conversely, the Company generally records its sales at the tailgate of the plant on a gross basis along with the associated transportation, gathering and processing expenses if the processor is a service provider and there is redelivery of commodities to the Company.

In addition, the Company recognizes revenues for commodities received as noncash consideration in exchange for services provided by its midstream operations and revenues and associated cost of product for the subsequent sale of those same commodities. This recognition results in an increase to revenues and expenses with no material impact on net income.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

The items discussed above impacted the Company’s reported “oil, natural gas and natural gas liquids sales,” “marketing revenues,” “transportation expenses” and “marketing expenses.” The impact of adoption on the Company’s current period results is as follows:

	Three Months Ended March 31, 2018
	Under ASC 606	Under Prior Rule	Increase/ (Decrease)
	(in thousands)
Revenues:
Natural gas sales	$63,328	$64,509	$(1,181)
Oil sales	45,696	45,696	—
NGL sales	27,852	27,942	(90)

Total oil, natural gas and NGL sales	136,876	138,147	(1,271)
Marketing revenues	46,267	28,115	18,152
Other revenues	5,894	5,673	221

	189,037	171,935	17,102

Expenses:
Transportation expenses	19,094	20,365	(1,271)
Marketing expenses	41,755	23,603	18,152

Net income	$70,939	$70,718	$221

New Accounting Standards Issued But Not Yet Adopted

In February 2016, the FASB issued an ASU that is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet. This ASU will be applied retrospectively as of the date of adoption and is effective for fiscal years beginning after December 15, 2018, and interim periods within those years (early adoption permitted). The Company is currently evaluating the impact of the adoption of this ASU on its financial statements and related disclosures. The Company expects the adoption of this ASU to impact its balance sheets resulting from an increase in both assets and liabilities related to the Company’s leasing activities.

Note 2 – Emergence From Voluntary Reorganization Under Chapter 11 and Fresh Start Accounting

On the Petition Date, the Debtors filed Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040.

On December 3, 2016, the LINN Debtors filed the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC (“LAC”) and Berry Petroleum Company, LLC (the “Plan”). The LINN Debtors subsequently filed amended versions of the Plan with the Bankruptcy Court.

On January 27, 2017, the Bankruptcy Court entered an order approving and confirming the Plans (the “Confirmation Order”). On February 28, 2017 (the “Effective Date”), the Debtors satisfied the conditions to effectiveness of the respective Plan, the Plan became effective in accordance with its terms and LINN Energy emerged from bankruptcy.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Reorganization Items, Net

The Company incurred significant costs and recognized significant gains associated with the reorganization. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the Petition Date, and also include adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined. The following table summarizes the components of reorganization items included on the condensed consolidated and combined statements of operations:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Gain on settlement of liabilities subject to compromise	$—	$—	$3,914,964
Recognition of an additional claim for the Predecessor’s second lien notes settlement	—	—	(1,000,000)
Fresh start valuation adjustments	—	—	(591,525)
Income tax benefit related to implementation of the Plan	—	—	264,889
Legal and other professional fees	(1,952)	(2,570)	(46,961)
Terminated contracts	—	—	(6,915)
Other	1	5	(13,315)

Reorganization items, net	$(1,951)	$(2,565)	$2,521,137

Fresh Start Accounting

Upon LINN Energy’s emergence from Chapter 11 bankruptcy, it adopted fresh start accounting in accordance with the provisions of Accounting Standards Codification 852 “Reorganizations” (“ASC 852”), which resulted in the Parent becoming a new entity for financial reporting purposes. In accordance with ASC 852, the Parent was required to adopt fresh start accounting upon its emergence from Chapter 11 because (i) the holders of existing voting ownership interests of the predecessor of the Parent received less than 50% of the voting shares of the successor of the Parent and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

Upon adoption of fresh start accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values (except for deferred income taxes) in accordance with ASC 805 “Business Combinations.” The amount of deferred income taxes recorded was determined in accordance with ASC 740 “Income Taxes.” The Effective Date fair values of the Company’s assets and liabilities differed materially from their recorded values as reflected on the historical balance sheet. The effects of the Plan and the application of fresh start accounting were reflected on the condensed consolidated and combined balance sheet as of February 28, 2017, and the related adjustments thereto were recorded on the condensed consolidated and combined statement of operations for the two months ended February 28, 2017.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Note 3 – Revenues

Revenue from Contracts with Customers

The Company recognizes sales of oil, natural gas and NGL when it satisfies a performance obligation by transferring control of the product to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the product.

Natural Gas and NGL Sales

The Company’s natural gas production is primarily sold under market-sensitive contracts that are typically priced at a differential to the published natural gas index price for the producing area due to the natural gas quality and the proximity to major consuming markets.

For its natural gas contracts, the Company generally records its wet gas sales at the wellhead or inlet of the plant as revenues net of transportation, gathering and processing expenses, and its residual natural gas and NGL sales at the tailgate of the plant on a gross basis along with the associated transportation, gathering and processing expenses. All facts and circumstances of an arrangement are considered and judgment is often required in making this determination.

Oil Sales

The Company’s oil production is primarily sold under market-sensitive contracts that are typically priced at a differential to the New York Mercantile Exchange (“NYMEX”) price or at purchaser posted prices for the producing area. For its oil contracts, the Company generally records its sales based on the net amount received.

Production Imbalances

The Company uses the sales method to account for natural gas production imbalances. If the Company’s sales volumes for a well exceed the Company’s proportionate share of production from the well, a liability is recognized to the extent that the Company’s share of estimated remaining recoverable reserves from the well is insufficient to satisfy this imbalance. No receivables are recorded for those wells on which the Company has taken less than its proportionate share of production.

Marketing Revenues

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing revenues and marketing expenses.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Disaggregation of Revenue

The following tables present the Company’s disaggregated revenues by source and geographic area:

	Successor
	Three Months Ended March 31, 2018
	Natural Gas	Oil	NGL	Oil, Natural Gas and NGL Sales	Marketing Revenues	Other Revenues	Total
	(in thousands)
Hugoton Basin	$22,363	$2,732	$19,514	$44,609	$24,080	$5,831	$74,520
Mid-Continent	7,933	11,867	3,054	22,854	21,892	14	44,760
Permian Basin	2,026	20,108	3,045	25,179	—	16	25,195
East Texas	14,776	1,340	1,306	17,422	36	5	17,463
Uinta	3,380	7,370	1,358	12,108	—	(2)	12,106
North Louisiana	6,378	1,569	(436)	7,511	259	1	7,771
Michigan/Illinois	6,472	710	11	7,193	—	29	7,222

Total	$63,328	$45,696	$27,852	$136,876	$46,267	$5,894	$189,037

Contract Balances

Under the Company’s product sales contracts, its customers are invoiced once the Company’s performance obligations have been satisfied, at which point payment is unconditional. Accordingly, the Company’s product sales contracts do not give rise to material contract assets or contract liabilities.

The Company had trade accounts receivable related to revenue from contracts with customers of approximately $81 million and $117 million as of March 31, 2018, and December 31, 2017, respectively.

Performance Obligations

The majority of the Company’s sales are short-term in nature with a contract term of one year or less. For those contracts, the Company utilized the practical expedient in ASC 606-10-50-14 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company’s product sales that have a contract term greater than one year, the Company utilized the practical expedient in ASC 606-10-50-14(A) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these sales contracts, each unit of product generally represents a separate performance obligation; therefore future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Note 4 – Divestitures and Discontinued Operations

Divestitures

On March 29, 2018, the Company completed the sale of its interest in conventional properties located in west Texas (the “West Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $108 million (including approximately $12 million of restricted cash released in April 2018), net of costs to sell of approximately $1 million, and the Company recognized a net gain of approximately $53 million.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

On February 28, 2018, the Company completed the sale of its Oklahoma waterflood and Texas Panhandle properties (the “Oklahoma and Texas Assets Sale”). Cash proceeds received from the sale of these properties were approximately $112 million (including a deposit of approximately $12 million received in 2017), net of costs to sell of approximately $1 million, and the Company recognized a net gain of approximately $48 million.

The divestitures discussed above are not presented as discontinued operations because they do not represent a strategic shift that will have a major effect on the Company’s operations and financial results. The gains on these divestitures are included in “gains (losses) on sale of assets and other, net” on the condensed consolidated statement of operations.

Divestitures – Subsequent Events

On April 10, 2018, the Company completed the sale of its conventional properties located in New Mexico (the “New Mexico Assets Sale”) related to a definitive purchase and sale agreement entered into in March 2018 and received cash proceeds of approximately $15 million.

On April 4, 2018, the Company completed the sale of its interest in properties located in the Altamont Bluebell Field in Utah (the “Altamont Bluebell Assets Sale”) related to definitive purchase and sale agreement entered into in January 2018 and received cash proceeds of approximately $129 million.

The assets and liabilities associated with the Altamont Bluebell Assets Sale and the New Mexico Assets Sale are classified as “held for sale” on the condensed consolidated balance sheet at March 31, 2018. At March 31, 2018, the Company’s condensed consolidated balance sheet included current assets of approximately $92 million included in “assets held for sale” and current liabilities of approximately $43 million included in “liabilities held for sale” related to these transactions. In addition, the assets and liabilities associated with the Oklahoma and Texas Assets Sale were classified as “held for sale” on the condensed consolidated balance sheet at December 31, 2017. At December 31, 2017, the Company’s condensed consolidated balance sheet included current assets of approximately $107 million included in “assets held for sale” and current liabilities of approximately $43 million included in “liabilities held for sale” related to this transaction.

The following table presents carrying amounts of the assets and liabilities of the Company’s properties classified as held for sale on the condensed consolidated balance sheets:

	March 31, 2018	December 31, 2017
	(in thousands)
Assets:
Oil and natural gas properties	$89,875	$92,245
Other property and equipment	1,433	12,983
Other	1,184	1,735

Total assets held for sale	$92,492	$106,963

Liabilities:
Asset retirement obligations	$40,037	$42,001
Other	2,854	1,301

Total liabilities held for sale	$42,891	$43,302

Other assets primarily include inventories and other liabilities primarily include accounts payable.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Discontinued Operations

During 2017, the Company completed the sale of its interest in properties located in the San Joaquin Basin and the Los Angeles Basin in California. As a result of the Company’s strategic exit from California, the Company classified the results of operations and cash flows of its California properties as discontinued operations on its condensed consolidated and combined financial statements.

The following tables present summarized financial results of the Company’s California properties classified as discontinued operations on the condensed consolidated and combined statements of operations:

	Successor	Predecessor
	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Revenues and other	$7,125	$14,891
Expenses	4,145	13,758
Other income and (expenses)	(717)	(1,681)

Income (loss) from discontinued operations before income taxes	2,263	(548)
Income tax expense	1,806	—

Income (loss) from discontinued operations, net of income taxes	$457	$(548)

Note 5 – Oil and Natural Gas Properties

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	March 31, 2018	December 31, 2017
	(in thousands)
Proved properties	$732,678	$904,390
Unproved properties	45,413	45,693

	778,091	950,083
Less accumulated depletion and amortization	(48,142)	(49,619)

	$729,949	$900,464

Note 6 – Equity Method Investments

On August 31, 2017, the Company, through certain of its subsidiaries, completed the transaction in which LINN Energy and Citizen Energy II, LLC (“Citizen”) each contributed certain upstream assets located in Oklahoma to a newly formed company, Roan Resources LLC (the contribution, the “Roan Contribution”), focused on the accelerated development of the Merge/SCOOP/STACK play. In exchange for their respective contributions, LINN Energy and Citizen each received a 50% equity interest in Roan.

The Company uses the equity method of accounting for its investment in Roan. The Company’s equity earnings (losses) consists of its share of Roan’s earnings or losses and the amortization of the difference between the

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. At both March 31, 2018, and December 31, 2017, the Company owned 50% of Roan’s outstanding units.

At March 31, 2018, the carrying amount of the Company’s investment in Roan of approximately $483 million was less than the Company’s ownership interest in Roan’s underlying net assets by approximately $342 million. The difference is attributable to proved and unproved oil and natural gas properties and is amortized over the lives of the related assets. Such amortization is included in the equity earnings (losses) from the Company’s investment in Roan.

As discussed above, historically, a subsidiary of the Company owned the equity interest in Roan. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated financial statements in periods subsequent to the transactions.

Impairment testing on the Company’s investment in Roan is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. No impairments occurred with respect to the Company’s investment in Roan for the three months ended March 31, 2018.

Following is summarized statement of operations information for Roan.

Summarized Roan Resources LLC Statement of Operations Information

Three Months Ended March 31, 2018
(in thousands)
Revenues and other	$101,084
Expenses	57,909
Other income and (expenses)	(1,799)

Net income	$41,376

Note 7 – Debt

Credit Facility

On August 4, 2017, LINN Energy entered into a credit agreement with its subsidiary Linn Energy Holdco II LLC (“Holdco II”), as borrower, Royal Bank of Canada, as administrative agent, and the lenders and agents party thereto, providing for a new senior secured reserve-based revolving loan facility (the “Credit Facility”) with $500 million in borrowing commitments and an initial borrowing base of $500 million. The maximum commitment amount was $390 million at March 31, 2018.

On April 30, 2018, LINN Energy entered into an amendment to the Credit Facility which, among other things, modified the borrowing base and maximum borrowing commitment amount to $425 million.

As of March 31, 2018, there were no borrowings outstanding under the Credit Facility and there was approximately $343 million of available borrowing capacity (which includes a $47 million reduction for outstanding letters of credit). The maturity date is August 4, 2020.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

Redetermination of the borrowing base under the Credit Facility, based primarily on reserve reports using lender commodity price expectations at such time, occurs semi-annually, in April and October. At the Company’s election, interest on borrowings under the Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 2.50% to 3.50% per annum or the alternate base rate (“ABR”) plus an applicable margin ranging from 1.50% to 2.50% per annum, depending on utilization of the borrowing base. Interest is generally payable in arrears quarterly for loans bearing interest based at the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR, or if such interest period is longer than three months, at the end of the three month intervals during such interest period. The Company is required to pay a commitment fee to the lenders under the Credit Facility, which accrues at a rate per annum of 0.50% on the average daily unused amount of the available revolving loan commitments of the lenders.

The obligations under the Credit Facility are secured by mortgages covering approximately 85% of the total value of the proved reserves of the oil and natural gas properties of the Company and certain of its subsidiaries, along with liens on substantially all personal property of the Company and certain of its subsidiaries, and are guaranteed by the Company, Holdco and certain of Holdco II’s subsidiaries, subject to customary exceptions. Under the Credit Facility, the Company is required to maintain (i) a maximum total net debt to last twelve months EBITDA ratio of 4.0 to 1.0, and (ii) a minimum adjusted current ratio of 1.0 to 1.0.

The Credit Facility also contains affirmative and negative covenants, including as to compliance with laws (including environmental laws, ERISA and anti-corruption laws), maintenance of required insurance, delivery of quarterly and annual financial statements, oil and gas engineering reports and budgets, maintenance and operation of property (including oil and gas properties), restrictions on the incurrence of liens and indebtedness, mergers, consolidations and sales of assets, paying dividends or other distributions in respect of, or repurchasing or redeeming, the Company’s capital stock, making certain investments and transactions with affiliates.

The Credit Facility contains events of default and remedies customary for credit facilities of this nature. Failure to comply with the financial and other covenants in the Credit Facility would allow the lenders, subject to customary cure rights, to require immediate payment of all amounts outstanding under the Credit Facility.

Note 8 – Derivatives

Commodity Derivatives

Historically, the Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits the Company’s ability to effectively hedge its NGL production. The Company has also hedged its exposure to differentials in certain operating areas but does not currently hedge exposure to oil or natural gas differentials.

The Company has historically entered into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price, collars and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. The Company enters into these transactions with respect to a portion of its projected production or consumption to provide an economic hedge of the risk related to the future commodity prices received or paid. The Company does not enter into derivative contracts for trading purposes. The Company did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 9 for fair value disclosures about oil and natural gas commodity derivatives.

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

The following table presents derivative positions for the periods indicated as of March 31, 2018:

	2018	2019
Natural gas positions:
Fixed price swaps (NYMEX Henry Hub):
Hedged volume (MMMBtu)	52,525	18,615
Average price ($/MMBtu)	$3.02	$2.91

Oil positions:
Fixed price swaps (NYMEX WTI):
Hedged volume (MBbls)	413	—
Average price ($/Bbl)	$54.07	$—
Collars (NYMEX WTI):
Hedged volume (MBbls)	1,375	1,825
Average floor price ($/Bbl)	$50.00	$50.00
Average ceiling price ($/Bbl)	$55.50	$55.50

Natural gas basis differential positions:(1)
NGPL TXOK basis swaps:
Hedged volume (MMMBtu)	2,750	—
Hedge differential	$(0.19)	—

(1)	Settle on the indicated pricing index to hedge basis differential to the NYMEX Henry Hub natural gas price.

During the three months ended March 31, 2018, the Company entered into commodity derivative contracts consisting of natural gas basis swaps for March 2018 through December 2018 and natural gas fixed price swaps for January 2019 through December 2019. During the one month ended March 31, 2017, the Company entered into commodity derivative contracts consisting of natural gas fixed price swaps for January 2018 through December 2019. The Company did not enter into any commodity derivative contracts during the two months ended February 28, 2017.

In April 2018, in connection with the closing of the Altamont Bluebell Assets Sale, the Company canceled its oil collars for 2018 and 2019. The Company paid net cash settlements of approximately $20 million for the cancellations.

The natural gas derivatives are settled based on the closing price of NYMEX Henry Hub natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX WTI crude oil for each day of the delivery month.

Balance Sheet Presentation

The Company’s commodity derivatives are presented on a net basis in “derivative instruments” on the condensed consolidated balance sheets. The following table summarizes the fair value of derivatives outstanding on a gross basis:

	March 31, 2018	December 31, 2017
	(in thousands)
Assets:
Commodity derivatives	$18,672	$22,589

Liabilities:
Commodity derivatives	$32,062	$25,443

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are participants in the Credit Facility. The Credit Facility is secured by certain of the Company’s and its subsidiaries’ oil, natural gas and NGL reserves and personal property; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties.

The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $19 million at March 31, 2018. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

Gains and Losses on Derivatives

Gains and losses on derivatives were net losses of approximately $15 million and $12 million for the three months ended March 31, 2018, and the one month ended March 31, 2017, respectively, and net gains of approximately $93 million for the two months ended February 28, 2017. Gains and losses on derivatives are reported on the condensed consolidated and combined statements of operations in “gains (losses) on oil and natural gas derivatives.”

The Company paid net cash settlements of approximately $4 million for the three months March 31, 2018, received net cash payments of approximately $6 million for the one month ended March 31, 2017, and paid net cash settlements of approximately $12 million for the two months ended February 28, 2017.

Note 9 – Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives at fair value (see Note 8) on a recurring basis. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings and public bond yield spreads, are applied to the Company’s commodity derivatives.

Fair Value Hierarchy

In accordance with applicable accounting standards, the Company has categorized its financial instruments into a three-level fair value hierarchy based on the priority of inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	March 31, 2018
	Level 2	Netting(1)	Total
	(in thousands)
Assets:
Commodity derivatives	$18,672	$(10,449)	$8,223
Liabilities:
Commodity derivatives	$32,062	$(10,449)	$21,613

	December 31, 2017
	Level 2	Netting(1)	Total
	(in thousands)
Assets:
Commodity derivatives	$22,589	$(12,491)	$10,098
Liabilities:
Commodity derivatives	$25,443	$(12,491)	$12,952

(1)	Represents counterparty netting under agreements governing such derivatives.

Note 10 – Asset Retirement Obligations

The Company has the obligation to plug and abandon oil and natural gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets when the obligation is incurred. The liabilities are included in “other accrued liabilities” and “asset retirement obligations and other noncurrent liabilities” on the condensed consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the condensed consolidated and combined statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The following table presents a reconciliation of the Company’s asset retirement obligations (in thousands):

Asset retirement obligations at December 31, 2017	$164,553
Liabilities added from drilling	38
Liabilities associated with assets divested	(19,211)
Liabilities associated with assets held for sale	(40,042)
Current year accretion expense	2,474
Settlements	(1,473)

Asset retirement obligations at March 31, 2018	$106,339

Note 11 – Commitments and Contingencies

On May 11, 2016, the Debtors filed Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy,

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

LLC, et al., Case No. 16-60040. On January 27, 2017, the Bankruptcy Court entered the Confirmation Order. Consummation of the Plan was subject to certain conditions set forth in the Plan. On the Effective Date, all of the conditions were satisfied or waived and the Plan became effective and was implemented in accordance with its terms. The LINN Debtors Chapter 11 cases will remain pending until the final resolution of all outstanding claims.

The commencement of the Chapter 11 proceedings automatically stayed certain actions against the Company, including actions to collect prepetition liabilities or to exercise control over the property of the Company’s bankruptcy estates. However, the Company is, and will continue to be until the final resolution of all claims, subject to certain contested matters and adversary proceedings stemming from the Chapter 11 proceedings.

In March 2017, Wells Fargo Bank, National Association (“Wells Fargo”), the administrative agent under the Predecessor’s credit facility, filed a motion in the Bankruptcy Court seeking payment of post-petition default interest of approximately $31 million. The Company has vigorously disputed that Wells Fargo is entitled to any default interest based on the plain language of the Plan and Confirmation Order. On November 13, 2017, the Bankruptcy Court ruled that the secured lenders are not entitled to payment of post-petition default interest. That ruling was appealed by Wells Fargo and on March 29, 2018, the U.S. District Court for the Southern District of Texas affirmed the Bankruptcy Court’s ruling. On April 30, 2018, the Bankruptcy Court approved the substitution of UMB Bank, National Association (“UMB Bank”) as successor to Wells Fargo as administrative agent under the Predecessor’s credit facility. UMB Bank then immediately filed a notice of appeal to the United States Court of Appeals for the Fifth Circuit from the decision by the U.S. District Court for the Southern District of Texas, which affirmed the decision of the Bankruptcy Court. That appeal remains pending.

The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

Except for in connection with its Chapter 11 proceedings, the Company made no significant payments to settle any legal, environmental or tax proceedings during the three months ended March 31, 2018, or March 31, 2017. The Company regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Note 12 – Share-Based Compensation

The consolidated and combined financial statements include 100% of the Parent’s employee-related expenses, as its personnel were employed by Linn Operating, a subsidiary of LINN Energy that will be included with Riviera as part of the separation. Compensation cost related to the grant of share-based awards has been recorded at the subsidiary level with a corresponding credit to equity, representing the Parent’s capital contribution.

A summary of share-based compensation expenses included on the condensed consolidated and combined statements of operations is presented below:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
General and administrative expenses	$17,037	$4,177	$50,255

Income tax benefit	$2,417	$427	$5,170

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

During the three months ended March 31, 2018, LINN Energy granted to certain employees 12,500 restricted stock units with an aggregate grant date fair value of approximately $519,000. The restricted stock units vest over three years.

Upon a participant’s termination of employment and/or service (as applicable), LINN Energy has the right (but not the obligation) to repurchase all or any portion of the shares of Class A common stock acquired pursuant to an award at a price equal to the fair market value (as determined under the Omnibus Incentive Plan) of the shares of LINN Energy’s Class A common stock to be repurchased, measured as of the date of LINN Energy’s repurchase notice. In addition, in January 2018, the Compensation Committee approved a one-time liquidity program under which the Company agreed to 1) settle all or a portion of an eligible participant’s restricted stock units vesting on or before March 1, 2018 in cash and/or 2) repurchase all or a portion of any shares of LINN Energy’s Class A common stock held by an eligible participant as a result of a prior vesting of restricted stock units, in each case at an agreed upon price (the “Liquidity Program”). For the three months ended March 31, 2018, the Parent settled 909,990 restricted stock units in cash and repurchased 120,829 shares of LINN Energy’s Class A common stock for approximately $40 million pursuant to the Liquidity Program.

Note 13 – Income Taxes

Amounts recognized as income taxes are included in “income tax expense (benefit),” as well as discontinued operations, on the consolidated statements of operations. The effective income tax rates were approximately 36%, 42% and zero for the three months ended March 31, 2018, the one month ended March 31, 2017, and the two months ended February 28, 2017, respectively. For the three months ended March 31, 2018, the Company’s federal and state statutory rate net of the federal tax benefit was approximately 24% compared to an effective tax rate of approximately 36%. The increase in the effective tax rate is primarily due to non-deductible executive compensation.

The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Predecessor did not directly pay federal and state income taxes and recognition was not given to federal and state income taxes for the operations of the Predecessor. The deferred tax effects of LINN Energy’s change to a C corporation are included in income from continuing operations for the two months ended February 28, 2017.

Note 14 – Supplemental Disclosures to the Condensed Consolidated Balance Sheets and Condensed Consolidated and Combined Statements of Cash Flows

“Other current assets” reported on the condensed consolidated balance sheets include the following:

	March 31, 2018	December 31, 2017
	(in thousands)
Prepaids	$38,041	$43,150
Receivable from related party	17,355	23,163
Inventories	6,078	7,667
Other	2,679	2,703

Other current assets	$64,153	$76,683

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

“Other accrued liabilities” reported on the condensed consolidated balance sheets include the following:

	March 31, 2018	December 31, 2017
	(in thousands)
Accrued compensation	$13,346	$29,089
Asset retirement obligations (current portion)	1,609	3,926
Deposits	20,868	15,349
Income taxes payable	219	7,009
Other	2,904	2,757

Other accrued liabilities	$38,946	$58,130

The following table provides a reconciliation of cash and cash equivalents on the condensed consolidated balance sheets to cash, cash equivalents and restricted cash on the condensed consolidated statements of cash flows:

	March 31, 2018	December 31, 2017
	(in thousands)
Cash and cash equivalents	$227,196	$464,477
Restricted cash	77,263	56,445

Cash, cash equivalents and restricted cash	$304,459	$520,922

Supplemental disclosures to the condensed consolidated and combined statements of cash flows are presented below:

	Successor		Predecessor
	Three Months Ended March 31, 2018	One Month Ended March 31, 2017	Two Months Ended February 28, 2017
(in thousands)
Cash payments for interest, net of amounts capitalized	$—	$1,458	$17,651

Cash payments for income taxes	$—	$—	$—

Cash payments for reorganization items, net	$1,184	$1,286	$21,571

Noncash investing activities:
Accrued capital expenditures	$34,377	$18,670	$22,191

For purposes of the condensed consolidated and combined statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. At March 31, 2018, “restricted cash” on the condensed consolidated balance sheet consisted of approximately $35 million that will be used to settle certain claims in accordance with the Plan (which is the remainder of approximately $80 million transferred to restricted cash in February 2017 to fund such items), approximately $31 million related to deposits and approximately $11 million for other items. At December 31, 2017, “restricted cash” on the condensed consolidated balance sheet consisted of approximately $36 million that will be used to

RIVIERA RESOURCES, LLC

NOTES TO CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

(Unaudited)

settle certain claims in accordance with the Plan, approximately $15 million related to deposits and approximately $5 million for other items.

Note 15 – Related Party Transactions

Roan Resources LLC

On August 31, 2017, the Company completed the Roan Contribution. In exchange for their respective contributions, LINN Energy and Citizen each received a 50% equity interest in Roan. See Note 6 for additional information. Also on such date, Roan entered into a Master Services Agreement (the “MSA”) with Linn Operating, LLC (“Linn Operating”), a subsidiary of LINN Energy, pursuant to which Linn Operating agreed to provide certain operating, administrative and other services in respect of the assets contributed to Roan during a transitional period.

Under the MSA, Roan agreed to reimburse Linn Operating for certain costs and expenses incurred by Linn Operating in connection with providing the services, and to pay to Linn Operating a service fee of $1.25 million per month, prorated for partial months. The MSA terminated according to its terms on April 30, 2018.

In addition, the Company’s subsidiary, Blue Mountain Midstream LLC, has an agreement in place with Roan for the processing of natural gas from certain of Roan’s properties.

For the three months ended March 31, 2018, the Company recognized service fees of approximately $4 million as a reduction to general and administrative expenses. At March 31, 2018, the Company had approximately $17 million due from Roan, primarily associated with capital spending, included in “other current assets” and approximately $11 million due to Roan, primarily associated with joint interest billings and natural gas purchases, included in “accounts payable and accrued expenses” on the condensed consolidated balance sheet. At December 31, 2017, the Company had approximately $23 million due from Roan, primarily associated with capital spending, included in “other current assets” and approximately $18 million due to Roan, primarily associated with joint interest billings and natural gas purchases, included in “accounts payable and accrued expenses” on the condensed consolidated balance sheet.

Report of Independent Registered Public Accounting Firm

To the Board of Managers

Riviera Resources, LLC:

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated and combined balance sheets of Riviera Resources, LLC and subsidiaries (the Company) as of December 31, 2017 (Successor) and 2016 (Predecessor), the related consolidated and combined statements of operations, statements of parent company equity, and statements of cash flows for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the years ended December 31, 2016 and 2015 (Predecessor), and the related notes (collectively, the “financial statements”), for the purpose of expressing an opinion as to whether these the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 (Successor) and 2016 (Predecessor), and the results of its operations and its cash flows for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the years ended December 31, 2016 and 2015 (Predecessor), in conformity with U.S. generally accepted accounting principles.

Basis of Presentation

As discussed in Note 1 to the financial statements, the balance sheet and statements of operations, cash flows, and changes in equity for the periods from inception of common control (January 1, 2015) through emergence from bankruptcy (February 28, 2017), have been prepared on a combined basis of accounting.

As discussed in Note 2 to the financial statements, the Company emerged from bankruptcy on February 28, 2017. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Houston, Texas

June 27, 2018

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED BALANCE SHEETS

	Successor	Predecessor
(in thousands)	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$464,477	$478,417
Accounts receivable – trade, net	140,485	198,064
Derivative instruments	9,629	—
Restricted cash	56,445	1,602
Other current assets	76,683	105,310
Assets held for sale	106,963	—
Current assets of discontinued operations	—	701

Total current assets	854,682	784,094

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	950,083	12,349,117
Less accumulated depletion and amortization	(49,619)	(9,843,908)

	900,464	2,505,209
Other property and equipment	480,729	618,262
Less accumulated depreciation	(28,658)	(217,724)

	452,071	400,538
Derivative instruments	469	—
Deferred income taxes	188,538	—
Equity method investments	464,926	6,200
Other noncurrent assets	6,975	7,784
Noncurrent assets of discontinued operations	—	740,326

	660,908	754,310

Total noncurrent assets	2,013,443	3,660,057

Total assets	$2,868,125	$4,444,151

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$253,975	$293,809
Derivative instruments	10,103	82,508
Current portion of long-term debt	—	1,937,729
Other accrued liabilities	58,130	25,832
Liabilities held for sale	43,302	—
Current liabilities of discontinued operations	—	321

Total current liabilities	365,510	2,340,199

Derivative instruments	2,849	11,349
Other noncurrent liabilities	160,720	360,405
Noncurrent liabilities of discontinued operations	—	39,202
Liabilities subject to compromise	—	4,280,005
Commitments and contingencies (Note 11)

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED BALANCE SHEETS—Continued

	Successor	Predecessor
(in thousands)	December 31, 2017	December 31, 2016
Equity (deficit):
Net parent company investment	2,339,046	(2,587,009)

Total equity	2,339,046	(2,587,009)

Total liabilities and equity	$2,868,125	$4,444,151

The accompanying notes are an integral part of these consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Successor	Predecessor
(in thousands)	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenues and other:
Oil, natural gas and natural gas liquids sales	$709,363	$188,885	$874,161	$1,065,795
Gains (losses) on oil and natural gas derivatives	13,533	92,691	(164,330)	1,027,014
Marketing revenues	82,943	6,636	36,505	43,876
Other revenues	20,839	9,915	93,308	97,771

	826,678	298,127	839,644	2,234,456

Expenses:
Lease operating expenses	208,446	49,665	296,891	352,077
Transportation expenses	113,128	25,972	161,574	167,023
Marketing expenses	69,008	4,820	29,736	35,278
General and administrative expenses	117,347	71,745	237,841	285,996
Exploration costs	3,137	93	4,080	9,473
Depreciation, depletion and amortization	133,711	47,155	342,614	513,508
Impairment of long-lived assets	—	—	165,044	5,024,944
Taxes, other than income taxes	47,553	14,877	67,644	97,683
(Gains) losses on sale of assets and other, net	(623,072)	829	16,257	(194,805)

	69,258	215,156	1,321,681	6,291,177

Other income and (expenses):
Interest expense, net of amounts capitalized	(12,380)	(16,725)	(184,870)	(456,749)
Gain on extinguishment of debt	—	—	—	708,050
Earnings from equity method investments	11,840	157	699	685
Other, net	(6,233)	(149)	(2,345)	(13,988)

	(6,773)	(16,717)	(186,516)	237,998

Reorganization items, net	(8,533)	2,521,137	336,120	—

Income (loss) from continuing operations before income taxes	742,114	2,587,391	(332,433)	(3,818,723)
Income tax expense (benefit)	389,914	(166)	11,300	(6,307)

Income (loss) from continuing operations	352,200	2,587,557	(343,733)	(3,812,416)
Income (loss) from discontinued operations, net of income taxes	82,995	(548)	(18,354)	9,586

Net income (loss)	$435,195	$2,587,009	$(362,087)	$(3,802,830)

The accompanying notes are an integral part of these consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Total Equity
(in thousands)
December 31, 2014 (Predecessor)	$2,128,329
Net loss	(3,802,830)
Net transfers to parent	(436,303)

December 31, 2015 (Predecessor)	(2,110,804)
Net loss	(362,087)
Net transfers to parent	(114,118)

December 31, 2016 (Predecessor)	(2,587,009)
Net income	2,587,009

February 28, 2017 (Predecessor)	—
Issuances of equity	2,064,331

February 28, 2017 (Successor)	2,064,331
Net income	435,195
Net transfers to parent	(160,480)

December 31, 2017 (Successor)	$2,339,046

The accompanying notes are an integral part of these consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
(in thousands)	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flow from operating activities:
Net income (loss)	$435,195	$2,587,009	$(362,087)	$(3,802,830)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations	(82,995)	548	18,354	(9,586)
Depreciation, depletion and amortization	133,711	47,155	342,614	513,508
Impairment of long-lived assets	—	—	165,044	5,024,944
Deferred income taxes	382,772	(166)	11,367	4,606
Total (gains) losses on derivatives, net	(13,533)	(92,691)	164,330	(1,027,014)
Cash settlements on derivatives	26,793	(11,572)	860,778	1,135,319
Share-based compensation expenses	41,285	50,255	44,218	56,136
Gain on extinguishment of debt	—	—	—	(708,050)
Amortization and write-off of deferred financing fees	3,711	1,338	13,356	30,993
(Gains) losses on sale of assets and other, net	(667,527)	1,069	13,007	(188,200)
Reorganization items, net	—	(2,456,074)	(390,367)	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable – trade, net	41,094	(7,216)	(71,059)	211,884
(Increase) decrease in other assets	(265)	528	(15,360)	(8,238)
Increase (decrease) in accounts payable and accrued expenses	(92,664)	20,949	38,504	(98,259)
Increase (decrease) in other liabilities	7,253	2,801	(662)	(51,266)

Net cash provided by operating activities – continuing operations	214,830	143,933	832,037	1,083,947
Net cash provided by operating activities – discontinued operations	16,191	8,781	43,269	43,753

Net cash provided by operating activities	231,021	152,714	875,306	1,127,700

Cash flow from investing activities:
Development of oil and natural gas properties	(171,721)	(50,597)	(172,298)	(550,083)
Purchases of other property and equipment	(88,595)	(7,409)	(43,559)	(48,967)
Proceeds from sale of properties and equipment and other	1,172,025	(166)	(4,690)	349,200

Net cash provided by (used in) investing activities – continuing operations	911,709	(58,172)	(220,547)	(249,850)
Net cash provided by (used in) investing activities – discontinued operations	345,643	(584)	(9,891)	(26,173)

Net cash provided by (used in) investing activities	1,257,352	(58,756)	(230,438)	(276,023)

RIVIERA RESOURCES, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS—Continued

	Successor	Predecessor
(in thousands)	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Cash flow from financing activities:
Net transfers (to) from parent	(202,533)	636,000	(213,844)	(247,869)
Proceeds from borrowings	190,000	—	978,500	1,445,000
Repayments of debt	(1,090,000)	(1,038,986)	(913,209)	(1,828,461)
Debt issuance costs paid	(7,729)	(30,000)	(752)	(17,916)
Settlement of advance from related party	—	—	—	(129,217)
Other	(1,211)	(4,744)	(14,845)	(72,423)

Net cash used in financing activities – continuing operations	(1,111,473)	(437,730)	(164,150)	(850,886)
Net cash used in financing activities – discontinued operations	—	—	—	—

Net cash used in financing activities	(1,111,473)	(437,730)	(164,150)	(850,886)

Net increase (decrease) in cash, cash equivalents and restricted cash	376,900	(343,772)	480,718	791
Cash, cash equivalents and restricted cash:
Beginning	144,022	487,794	7,076	6,285

Ending	$520,922	$144,022	$487,794	$7,076

The accompanying notes are an integral part of these consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

In April 2018, Linn Energy, Inc. (“Parent,” and together with its consolidated subsidiaries, “LINN Energy”) announced its intention to separate Riviera Resources, Inc. (“Riviera” or the “Company”) from LINN Energy. Riviera will be a new independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to shareholders.

To effect the separation, Linn Energy, Inc. and certain of its direct and indirect subsidiaries will undertake an internal reorganization, following which Riviera Resources, Inc. will hold, directly or through its subsidiaries, all of the pre-transaction assets of LINN Energy, other than LINN Energy’s 50% equity interest in Roan Resources, LLC (“Roan”). Upon completion of the internal reorganization, Linn Energy, Inc. will complete the spin-off by distributing to the LINN Energy stockholders all of the issued and outstanding Riviera common stock. Following the spin-off, Riviera Resources, Inc. will be an independent reporting company, and eventually a publicly traded company, and LINN Energy will not retain any ownership interest in Riviera.

The accompanying consolidated and combined financial statements have been prepared on a stand-alone basis and are derived from Linn Energy, Inc.’s consolidated financial statements and accounting records for the periods presented as the Company was historically managed as a subsidiary of Linn Energy, Inc.

Linn Energy, Inc. (formerly known as Linn Energy, LLC) is a successor issuer of Linn Energy, LLC pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended. As discussed further in Note 2, on May 11, 2016 (the “Petition Date”), Linn Energy, LLC and certain of its direct and indirect subsidiaries including subsidiaries of Riviera (collectively, the “Debtors”) filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040. During the pendency of the Chapter 11 proceedings, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. LINN Energy emerged from bankruptcy effective February 28, 2017. References to “Successor” herein refers to the Company in periods subsequent to LINN Energy’s emergence from bankruptcy and references to “Predecessor” herein refers to the Company in periods prior to LINN Energy’s emergence from bankruptcy.

Nature of Business

The Company’s properties are currently located in six operating regions in the U.S.:

•	Hugoton Basin, which includes oil and natural gas properties, as well as the Jayhawk natural gas processing plant, located in Kansas;

•	East Texas, which includes oil and natural gas properties producing primarily from the Cotton Valley and Bossier Sandstone;

•	North Louisiana, which includes oil and natural gas properties producing primarily from the Cotton Valley Sandstones;

•	Michigan/Illinois, which includes properties producing from the Antrim Shale formation located in northern Michigan and oil properties in southern Illinois;

•	Uinta Basin, which includes non-operated properties located in the Dunkards Wash field in Utah (which was included in the Company’s previous Rockies operating region); and

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•	Mid-Continent, which includes properties in the Northwest STACK in northwestern Oklahoma, the Arkoma STACK located in southeastern Oklahoma, and various other oil and natural gas producing properties throughout Oklahoma, as well as the Chisholm Trail midstream business located in the Merge/SCOOP/STACK play.

During 2018, the Company divested of its properties located in the previous Permian Basin operating region. During 2017, the Company divested of its properties located in previous operating regions California and South Texas. The Company has classified the assets and liabilities, results of operations and cash flows of its California properties as discontinued operations on its consolidated and combined financial statements. See Note 4 for additional information.

Historically, a subsidiary of the Company also owned a 50% equity interest in Roan Resources LLC (“Roan”), which is focused on the accelerated development of the Merge/SCOOP/STACK play in Oklahoma. The Company’s equity earnings (losses), consisting of its share of Roan’s earnings or losses, are included in the consolidated and combined financial statements. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated and combined financial statements in periods subsequent to the transactions.

Principles of Consolidation and Combination

The consolidated and combined financial statements for Predecessor periods represent the financial position and results of operations of entities to be held by the Company after the spin-off that have historically been under common control of the Parent, which exclude LAC and Berry (each as defined in Note 2). On February 28, 2017, LINN Energy and Berry emerged from bankruptcy as standalone unaffiliated entities. The consolidated financial statements for the Successor period represent the financial position and results of operations of entities that were under the control of Linn Energy Holdco LLC (a subsidiary of the Parent). The Company presents its consolidated and combined financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated and combined financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The historical consolidated and combined financial statements represent the financial position and results of operations of entities to be held by the Company prior to the separation transaction that have historically been under control of the Parent. The consolidated financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations.

Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method. See Note 5 for additional information about equity method investments.

Allocations

Cash and cash equivalents held by the Parent were not allocated to Riviera unless they were held in a legal entity that will be transferred to the Company. All intracompany transactions between the Parent and the Company are considered to be effectively settled in the consolidated and combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intracompany transactions is reflected in the consolidated and combined statements of cash flows as a financing activity and in the consolidated and combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from the Parent which are the result of treasury activities and net funding provided by or distributed to the Parent.

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Historically, the Parent had no assets or operations independent from its subsidiaries. Accordingly, the consolidated and combined financial statements include materially all of the Parent’s historical general and administrative expenses, including 100% of its employee-related expenses, as its personnel were employed by Linn Operating, LLC (“Linn Operating”), a subsidiary of LINN Energy that will be included with Riviera as part of the separation. The Company considers the methodology and results to be reasonable for all periods presented; however, these costs may not be indicative of the actual expenses that Riviera would have incurred as an independent public company or the costs it may incur in the future.

The income tax amounts in these consolidated and combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

The consolidated and combined financial statements include an allocation of Linn Energy, LLC’s third-party debt that was outstanding prior to its emergence from bankruptcy on February 28, 2017. As a result of this allocation, the Company’s consolidated and combined statements of operations include interest expense, amortization of deferred financing fees and gains on debt extinguishment related to such debt. On the effective date of the Plan (as defined below), all outstanding obligations under Linn Energy, LLC’s credit facility, second lien notes and senior notes were canceled pursuant to the terms of the Plan. Subsequent to LINN Energy’s emergence from bankruptcy, Holdco II, a newly formed wholly owned subsidiary Linn Energy, Inc., was the borrower of all third-party debt. Such debt and related interest expense are also included in the consolidated financial statements.

Bankruptcy Accounting

The consolidated and combined financial statements have been prepared as if the Company will continue as a going concern and reflect the application of Accounting Standards Codification 852 “Reorganizations” (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “reorganization items, net” on the Company’s consolidated and combined statements of operations. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as “liabilities subject to compromise” on the Company’s consolidated and combined balance sheet at December 31, 2016. These liabilities are reported at the amounts expected to be allowed as claims by the Bankruptcy Court, although they may be settled for less.

Upon emergence from bankruptcy on February 28, 2017, the Company adopted fresh start accounting which resulted in the Company becoming a new entity for financial reporting purposes. As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the consolidated financial statements on or after February 28, 2017, are not comparable with the consolidated and combined financial statements prior to that date. See Note 3 for additional information.

Use of Estimates

The preparation of the accompanying consolidated and combined financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and

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amortization, asset retirement obligations, certain revenues and operating expenses, and fair values of commodity derivatives. In addition, as part of fresh start accounting, the Company made estimates and assumptions related to its reorganization value, liabilities subject to compromise, the fair value of assets and liabilities recorded as a result of the adoption of fresh start accounting and income taxes.

As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Adopted Accounting Standards

In November 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that is intended to address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The Company adopted this ASU on January 1, 2018, on a retrospective basis. The adoption of this ASU resulted in the inclusion of restricted cash in the beginning and ending balances of cash on the statements of cash flows and disclosure reconciling cash and cash equivalents presented on the balance sheets to cash, cash equivalents and restricted cash on the statement of cash flows (see Note 15).

In March 2016, the FASB issued an ASU that is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted this ASU on January 1, 2017. The adoption of this ASU had no impact on the Company’s historical financial statements or related disclosures. Upon adoption and subsequently this ASU will result in excess tax benefits, which were previously recorded in equity on the balance sheets and classified as financing activities on the statements of cash flows, being recorded in the statements of operations and classified as operating activities on the statements of cash flows. Additionally, the Company elected to begin accounting for forfeitures as they occur.

In May 2014, the FASB issued an ASU that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers. The Company adopted this ASU on January 1, 2018, using the modified retrospective transition method. Accordingly, the information for periods prior to January 1, 2018, has not been adjusted and continues to be reported under the previous revenue standard. For more information regarding the Company’s adoption, see Note 1 of the unaudited condensed consolidated and combined financial statements for the three months ended March 31, 2018.

New Accounting Standards Issued But Not Yet Adopted

In February 2016, the FASB issued an ASU that is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet. This ASU will be applied retrospectively as of the date of adoption and is effective for fiscal years beginning after December 15, 2018, and interim periods within those years (early adoption permitted). The Company is currently evaluating the impact of the adoption of this ASU on its financial statements and related disclosures. The Company expects the adoption of this ASU to impact its balance sheets resulting from an increase in both assets and liabilities related to the Company’s leasing activities.

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Cash Equivalents

For purposes of the consolidated and combined statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit are included in “accounts payable and accrued expenses” on the consolidated and combined balance sheets and are classified as financing activities on the consolidated and combined statements of cash flows.

Accounts Receivable – Trade, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is remote. The balance in the Company’s allowance for doubtful accounts related to trade accounts receivable was approximately $1 million and $8 million at December 31, 2017, and December 31, 2016, respectively.

Inventories

Materials, supplies and commodity inventories are valued at the lower of average cost and net realizable value.

Oil and Natural Gas Properties

As a result of the application of fresh start accounting, the Company recorded its oil and natural gas properties at fair value as of the Effective Date. See Note 3 for additional information.

Proved Properties

The Company accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. The Company capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. The Company capitalized interest costs of approximately $158,000 for the ten months ended December 31, 2017, and approximately $257,000 and $3 million for the years ended December 31, 2016, and December 31, 2015, respectively. The Company did not capitalize any interest costs during the two months ended February 28, 2017.

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The

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carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows of proved and risk-adjusted probable and possible reserves are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

Based on the analysis described above, the Company recorded the following noncash impairment charges associated with proved oil and natural gas properties:

	Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Mid-Continent region	$141,902	$405,370
Rockies region	23,142	1,592,256
Hugoton Basin region	—	1,667,768
East Texas region	—	361,373
Permian Basin region	—	71,990
North Louisiana region	—	55,849
South Texas region	—	42,433

	$165,044	$4,197,039

The impairment charges in 2016 and 2015 were due to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated and combined statements of operations. The Company recorded no impairment charges associated with proved properties during the ten months ended December 31, 2017, or the two months ended February 28, 2017.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis.

The Company evaluates the impairment of its unproved oil and natural gas properties whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of unproved properties are reduced to fair value based on management’s experience in similar situations and other

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factors such as the lease terms of the properties and the relative proportion of such properties on which proved reserves have been found in the past.

Based on the analysis described above, the Company recorded the following noncash impairment charges associated with unproved oil and natural gas properties:

Predecessor
Year Ended December 31, 2015
(in thousands)
North Louisiana region	$416,846
Permian Basin region	226,922
Rockies region	184,137

$827,905

The Company recorded no impairment charges associated with unproved properties for the ten months ended December 31, 2017, the two months ended February 28, 2017, or the year ended December 31, 2016.

The impairment charges in 2015 were based primarily on no future plans to develop properties in certain operating areas as a result of declines in commodity prices. The carrying values of the impaired unproved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated and combined statements of operations.

Exploration Costs

Exploratory geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as the Company is making sufficient progress towards assessing the reserves and the economic and operating viability of the project.

Other Property and Equipment

Other property and equipment includes natural gas gathering systems, pipelines, furniture and office equipment, buildings, vehicles, information technology equipment, software and other fixed assets. These assets are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from one to 39 years for the individual asset or group of assets.

Accounting for Investment in Roan Resources LLC

The Company uses the equity method of accounting for its investment in Roan. The Company’s equity earnings (losses) consists of its share of Roan’s earnings or losses and the amortization of the difference between the Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. Impairment testing on the Company’s investment in Roan is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. See Note 5 for additional details about the Company’s investment in Roan.

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As discussed above, historically, a subsidiary of the Company owned the equity interest in Roan. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated financial statements in periods subsequent to the transactions.

Derivative Instruments

Historically, the Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits the Company’s ability to effectively hedge its NGL production. The Company has also hedged its exposure to differentials in certain operating areas but does not currently hedge exposure to oil or natural gas differentials.

The Company has historically entered into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price, collars and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. The Company enters into these transactions with respect to a portion of its projected production or consumption to provide an economic hedge of the risk related to the future commodity prices received or paid. The Company does not enter into derivative contracts for trading purposes.

A swap contract specifies a fixed price that the Company will receive from the counterparty as compared to floating market prices, and on the settlement date the Company will receive or pay the difference between the swap price and the market price. Collar contracts specify floor and ceiling prices to be received as compared to floating market prices. A put option requires the Company to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date.

Derivative instruments are recorded at fair value and included on the consolidated and combined balance sheets as assets or liabilities. The Company did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings and public bond yield spreads are applied to the Company’s commodity derivatives. See Note 7 and Note 8 for additional details about the Company’s derivative financial instruments.

Revenue Recognition

Revenues representative of the Company’s ownership interest in its properties are presented on a gross basis on the consolidated and combined statements of operations. Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured and the sales price is fixed or determinable.

Upon the adoption of fresh start accounting on February 28, 2017, the Company has elected the sales method to account for natural gas production imbalances. If the Company’s sales volumes for a well exceed the Company’s

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proportionate share of production from the well, a liability is recognized to the extent that the Company’s share of estimated remaining recoverable reserves from the well is insufficient to satisfy this imbalance. No receivables are recorded for those wells on which the Company has taken less than its proportionate share of production. The Predecessor had applied the entitlements method to account for natural gas production imbalances in previous periods.

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing revenues and marketing expenses.

Share-Based Compensation

The Company recognizes expense for share-based compensation over the requisite service period in an amount equal to the fair value of share-based awards granted. The fair value of share-based awards, excluding liability awards, is computed at the date of grant and is not remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period. The Company has made a policy decision to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. Beginning in 2017, the Company accounts for forfeitures as they occur. See Note 13 for additional details about the Company’s accounting for share-based compensation.

Deferred Financing Fees

The Company has incurred legal and bank fees related to the issuance of debt. At December 31, 2017, net deferred financing fees of approximately $4 million are included in “other noncurrent assets” on the consolidated balance sheet. At December 31, 2016, net deferred financing fees of approximately $17 million are included in “other current assets” and approximately $1 million are included in “current portion of long-term debt, net” on the consolidated and combined balance sheet. These debt issuance costs are amortized over the life of the debt agreement. Upon early retirement or amendment to the debt agreement, certain fees are written off to expense.

For the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, amortization expense of approximately $1 million, $1 million, $10 million and $20 million, respectively, is included in “interest expense, net of amounts capitalized” on the consolidated and combined statements of operations. For the ten months ended December 31, 2017, and the years ended December 31, 2016, and December 31, 2015, approximately $3 million, $1 million and $7 million, respectively, were written off to expense and included in “other, net” on the consolidated and combined statements of operations related to amendments of the credit facilities. In addition, for the year ended December 31, 2016, approximately $33 million were written off to expense and included in “reorganization items, net” on the consolidated and combined statement of operations in connection with the filing of the Bankruptcy Petitions. No fees were written off to expense for the two months ended February 28, 2017.

Fair Value of Financial Instruments

The carrying values of the Company’s receivables, payables and credit facilities are estimated to be substantially the same as their fair values at December 31, 2017, and December 31, 2016. See Note 6 for fair value disclosures related to the Company’s other debt. As noted above, the Company carries its derivative financial instruments at fair value. See Note 8 for details about the fair value of the Company’s derivative financial instruments.

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Income Taxes

Income tax expense (benefit) and deferred tax balances have been calculated on a separate income tax return basis although the Company’s operations have historically been included in the tax returns filed by the respective LINN Energy entities of which the Company’s business was a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Effective February 28, 2017, upon consummation of the Plan, the Successor became a C corporation subject to federal and state income taxes. Prior to the consummation of the Plan, the Predecessor was a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits were passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Predecessor did not directly pay federal and state income taxes and recognition was not given to federal and state income taxes for the operations of the Predecessor.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 14 for additional details of the Company’s accounting for income taxes.

Note 2 – Emergence From Voluntary Reorganization Under Chapter 11

On the Petition Date, the Debtors filed Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040.

On December 3, 2016, the Debtors filed the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC (“LAC”) and Berry Petroleum Company, LLC (“Berry”) (the “Plan”). The Debtors subsequently filed amended versions of the Plan with the Bankruptcy Court.

On January 27, 2017, the Bankruptcy Court entered an order approving and confirming the Plan (the “Confirmation Order”). On February 28, 2017 (the “Effective Date”), the Debtors satisfied the conditions to effectiveness of the Plan, the Plan became effective in accordance with its terms and LINN Energy emerged from bankruptcy.

Plan of Reorganization

In accordance with the Plan, on the Effective Date:

•

Linn Energy, LLC transferred all of its assets, including equity interests in its subsidiaries, other than LAC and Berry, to Holdco II, a newly formed subsidiary of Linn Energy, LLC and the borrower under the credit agreement (as amended, the “Emergence Credit Facility”) entered into in connection with the reorganization, in exchange for equity interests in Holdco II and the issuance of interests in the Emergence Credit Facility to certain of the Linn Energy, LLC’s creditors in partial satisfaction of their claims (the “Contribution”). Immediately following the Contribution, Linn Energy, LLC transferred

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equity interests in Holdco II to Linn Energy, Inc. in exchange for approximately $530 million in cash and an amount of equity securities in Linn Energy, Inc. not to exceed 49.90% of the outstanding equity interests of Linn Energy, Inc., which Linn Energy, LLC distributed to certain of its creditors in satisfaction of their claims, and Linn Energy, Inc.’s agreement to honor certain obligations of Linn Energy, LLC under the Plan. Contemporaneously with the reorganization transactions and pursuant to the Plan, (i) LAC assigned all of its rights, title and interest in the membership interests of Berry to Berry Petroleum Corporation, (ii) all of the equity interests in LAC and the Predecessor were canceled and (iii) LAC and Linn Energy, LLC commenced liquidation, which is expected to be completed following the resolution of the respective companies’ outstanding claims.

•	The holders of claims under Linn Energy LLC’s Sixth Amended and Restated Credit Agreement (“Predecessor Credit Facility”) received a full recovery, consisting of a cash paydown and their pro rata share of the $1.7 billion Successor Credit Facility. As a result, all outstanding obligations under the Predecessor Credit Facility were canceled.

•	Holdco II, as borrower, entered into the Emergence Credit Facility with the holders of claims under Linn Energy, LLC’s previous credit facility, as lenders, and Wells Fargo Bank, National Association, as administrative agent, providing for a new reserve-based revolving loan with up to $1.4 billion in borrowing commitments and a new term loan in an original principal amount of $300 million. For additional information about the Emergence Credit Facility, see Note 6.

•	The holders of Linn Energy LLC’s 12.00% senior secured second lien notes due December 2020 (the “Second Lien Notes”) received their pro rata share of (i) 17,678,889 shares of Class A common stock; (ii) certain rights to purchase shares of Class A common stock in the rights offerings, as described below; and (iii) $30 million in cash. The holders of the Company’s 6.50% senior notes due May 2019, 6.25% senior notes due November 2019, 8.625% senior notes due 2020, 7.75% senior notes due February 2021 and 6.50% senior notes due September 2021 (collectively, the “Unsecured Notes”) received their pro rata share of (i) 26,724,396 shares of Class A common stock; and (ii) certain rights to purchase shares of Class A common stock in the rights offerings, as described below. As a result, all outstanding obligations under the Second Lien Notes and the Unsecured Notes and the indentures governing such obligations were canceled.

•	The holders of general unsecured claims (other than claims relating to the Second Lien Notes and the Unsecured Notes) against the Debtors (the “LINN Unsecured Claims”) received their pro rata share of cash from two cash distribution pools totaling $40 million, as divided between a $2.3 million cash distribution pool for the payment in full of allowed LINN Unsecured Claims in an amount equal to $2,500 or less (and larger claims for which the holders irrevocably agreed to reduce such claims to $2,500), and a $37.7 million cash distribution pool for pro rata distributions to all remaining allowed general LINN Unsecured Claims. As a result, all outstanding LINN Unsecured Claims were fully satisfied, settled, released and discharged as of the Effective Date.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Liabilities Subject to Compromise

The Predecessor’s consolidated and combined balance sheet as of December 31, 2016, includes amounts classified as “liabilities subject to compromise,” which represent prepetition liabilities that were allowed, or that the Company estimated would be allowed, as claims in its Chapter 11 cases. The following table summarizes the components of liabilities subject to compromise included on the consolidated and combined balance sheet:

Predecessor
December 31, 2016
(in thousands)
Accounts payable and accrued expenses	$112,692
Accrued interest payable	144,184
Debt	4,023,129

Liabilities subject to compromise	$4,280,005

Reorganization Items, Net

The Company incurred significant costs and recognized significant gains associated with the reorganization. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the Petition Date, and also include adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined. The following tables summarize the components of reorganization items included on the consolidated statements of operations:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Gain on settlement of liabilities subject to compromise	$—	$3,914,964	$—
Recognition of an additional claim for the Predecessor’s Second Lien Notes settlement	—	(1,000,000)	—
Fresh start valuation adjustments	—	(591,525)	—
Income tax benefit related to implementation of the Plan	—	264,889	—
Legal and other professional fees	(8,584)	(46,961)	(56,656)
Unamortized deferred financing fees, discounts and premiums	—	—	(52,045)
Gain related to interest payable on Predecessor’s Second Lien Notes	—	—	551,000
Terminated contracts	—	(6,915)	(66,052)
Other	51	(13,315)	(40,127)

Reorganization items, net	$(8,533)	$2,521,137	$336,120

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Note 3 – Fresh Start Accounting

Upon LINN Energy’s emergence from Chapter 11 bankruptcy, it adopted fresh start accounting in accordance with the provisions of ASC 852 which resulted in the Parent becoming a new entity for financial reporting purposes. In accordance with ASC 852, the Parent was required to adopt fresh start accounting upon its emergence from Chapter 11 because (i) the holders of existing voting ownership interests of the predecessor of the Parent received less than 50% of the voting shares of the successor of the Parent and (ii) the reorganization value of the Parent’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

Upon adoption of fresh start accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values (except for deferred income taxes) in accordance with ASC 805 “Business Combinations.” The amount of deferred income taxes recorded was determined in accordance with ASC 740 “Income Taxes” (“ASC 740”). The Effective Date fair values of the Company’s assets and liabilities differed materially from their recorded values as reflected on the historical balance sheet. The effects of the Plan and the application of fresh start accounting were reflected on the consolidated and combined balance sheet as of February 28, 2017, and the related adjustments thereto were recorded on the consolidated and combined statement of operations for the two months ended February 28, 2017.

As a result of the adoption of fresh start accounting and the effects of the implementation of the Plan, the Company’s consolidated financial statements subsequent to February 28, 2017, are not comparable to its consolidated and combined financial statements prior to February 28, 2017. References to “Successor” relate to the financial position and results of operations of the reorganized Company as of and subsequent to February 28, 2017. References to “Predecessor” relate to the financial position of the Company prior to, and results of operations through and including, February 28, 2017.

The Company’s consolidated and combined financial statements and related footnotes are presented with a black line division, which delineates the lack of comparability between amounts presented after February 28, 2017, and amounts presented on or prior to February 28, 2017. The Company’s financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.

Reorganization Value

Under ASC 852, the Parent determined a value to be assigned to the equity of the emerging entity as of the date of adoption of fresh start accounting. The Plan confirmed by the Bankruptcy Court estimated an enterprise value of $2.35 billion. The Plan enterprise value was prepared using an asset based methodology, as discussed further below. The enterprise value was then adjusted to determine the equity value of the Successor of approximately $2.07 billion. Adjustments to determine the equity value are presented below (in thousands):

Plan confirmed enterprise value	$2,350,000
Fair value of debt	(900,000)
Fair value of subsequently determined tax attributes	621,486
Share-based payment liability	(7,155)

Value of Successor’s equity	$2,064,331

The subsequently determined tax attributes were primarily the result of the conversion from a limited liability company to a C corporation and differences in the accounting basis and tax basis of the Company’s oil and natural gas properties as of the Effective Date.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

The Company’s principal assets are its oil and natural gas properties. The fair values of oil and natural gas properties were estimated using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

See below under “Fresh Start Adjustments” for additional information regarding assumptions used in the valuation of the Company’s various other significant assets and liabilities.

Consolidated Balance Sheet

The adjustments included in the following fresh start consolidated balance sheet reflect the effects of the transactions contemplated by the Plan and executed by the Company on the Effective Date (reflected in the column “Reorganization Adjustments”) as well as fair value and other required accounting adjustments resulting from the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine the fair values and significant assumptions.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

	As of February 28, 2017
	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$575,803	$(521,448	)(1)	$—		$54,355
Accounts receivable – trade, net	212,099	—		(7,808	)(13)	204,291
Derivative instruments	15,391	—		—		15,391
Restricted cash	1,602	80,164	(2)	—		81,766
Other current assets	106,426	(15,983	)(3)	1,780	(14)	92,223

Total current assets	911,321	(457,267)		(6,028)		448,026

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	13,269,035	—		(11,082,258	)(15)	2,186,777
Less accumulated depletion and amortization	(10,044,240)	—		10,044,240	(15)	—

	3,224,795	—		(1,038,018)		2,186,777
Other property and equipment	641,586	—		(197,653	)(16)	443,933
Less accumulated depreciation	(230,952)	—		230,952	(16)	—

	410,634	—		33,299		443,933
Derivative instruments	4,492	—		—		4,492
Deferred income taxes	—	264,889	(4)	356,597	(4)	621,486
Other noncurrent assets	15,003	151	(5)	8,139	(17)	23,293

	19,495	265,040		364,736		649,271

Total noncurrent assets	3,654,924	265,040		(639,983)		3,279,981

Total assets	$4,566,245	$(192,227)		$(646,011)		$3,728,007

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$324,585	$41,266	(6)	$(2,351	)(18)	$363,500
Derivative instruments	7,361	—		—		7,361
Current portion of long-term debt, net	1,937,822	(1,912,822	)(7)	—		25,000
Other accrued liabilities	41,250	(1,025	)(8)	1,104	(19)	41,329

Total current liabilities	2,311,018	(1,872,581)		(1,247)		437,190

Derivative instruments	2,116	—		—		2,116
Long-term debt	—	875,000	(9)	—		875,000
Other noncurrent liabilities	402,776	(167	)(10)	(53,239	)(20)	349,370
Liabilities subject to compromise	4,276,912	(4,276,912	)(11)	—		—
Total equity (deficit):
Net parent company investment	(2,426,577)	5,082,433	(12)	(591,525	)(12)	2,064,331

Total equity (deficit)	(2,426,577)	5,082,433		(591,525)		2,064,331

Total liabilities and equity (deficit)	$4,566,245	$(192,227)		$(646,011)		$3,728,007

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Reorganization Adjustments:

1)	Changes in cash and cash equivalents included the following:

(in thousands)
Net transfers to Parent (to pay holders of claims, as well as professional fees)	$(499,684)
Payment of Berry Petroleum Company, LLC’s ad valorem taxes	(23,366)
Removal of restriction on cash balance	1,602

Changes in cash and cash equivalents	$(521,448)

2)	Primarily reflects the transfer to restricted cash to fund the Predecessor’s professional fees escrow account and general unsecured claims cash distribution pool.

3)	Primarily reflects the write-off of the Predecessor’s deferred financing fees.

4)	Reflects deferred tax assets recorded as of the Effective Date as determined in accordance with ASC 740. The deferred tax assets were primarily the result of the conversion from a limited liability company to a C corporation and differences in the accounting basis and tax basis of the Company’s oil and natural gas properties as of the Effective Date.

5)	Reflects the capitalization of deferred financing fees related to the Successor’s revolving loan.

6)	Net increase in accounts payable and accrued expenses reflects:

(in thousands)
Recognition of payables for the professional fees escrow account	$41,766
Recognition of payables for the general unsecured claims cash distribution pool	40,000
Payment of professional fees	(17,130)
Payment of Berry’s ad valorem taxes	(23,366)
Other	(4)

Net increase in accounts payable and accrued expenses	$41,266

7)	Reflects the settlement of the Predecessor Credit Facility through repayment of approximately $1.9 billion, net of the write-off of deferred financing fees and an increase of $25 million for the current portion of the Successor’s term loan.

8)	Reflects a decrease of approximately $8 million for the payment of accrued interest on the Predecessor Credit Facility, partially offset by an increase of approximately $7 million related to noncash share-based compensation classified as a liability related to the incentive interest awards issued by Holdco to certain members of management (see Note 13).

9)	Reflects borrowings of $900 million under the Emergence Credit Facility, which includes a $600 million revolving loan and a $300 million term loan, net of $25 million for the current portion of the Successor’s term loan.

10)	Reflects a reduction in deferred tax liabilities as determined in accordance with ASC 740.

11)	Reflects settlement of liabilities subject to compromise and the resulting net gain.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

12)	Net increase in equity reflects:

(in thousands)
Cancellation of the Predecessor’s equity	$(2,426,577)
Net decrease in accumulated deficit	3,018,102
Fresh start valuation adjustments	(591,525)
Net transfers from Parent	2,064,331

Net increase in equity	$2,064,331

Fresh Start Adjustments:

13)	Reflects a change in accounting policy from the entitlements method to the sales method for natural gas production imbalances.

14)	Reflects the recognition of intangible assets for the current portion of favorable leases, partially offset by decreases for well equipment inventory and the write-off of historical intangible assets.

15)	Reflects a decrease of oil and natural gas properties, based on the methodology discussed above, and the elimination of accumulated depletion and amortization. The following table summarizes the components of oil and natural gas properties as of the Effective Date:

	Successor	Predecessor
	Fair Value	Historical Book Value
(in thousands)
Proved properties	$1,727,834	$12,258,835
Unproved properties	458,943	1,010,200

	2,186,777	13,269,035
Less accumulated depletion and amortization	—	(10,044,240)

	$2,186,777	$3,224,795

16)	Reflects a decrease of other property and equipment and the elimination of accumulated depreciation. The following table summarizes the components of other property and equipment as of the Effective Date:

	Successor	Predecessor
	Fair Value	Historical Book Value
(in thousands)
Natural gas plants and pipelines	$342,924	$426,914
Office equipment and furniture	39,211	106,059
Buildings and leasehold improvements	32,817	66,023
Vehicles	16,980	30,760
Land	7,747	3,727
Drilling and other equipment	4,254	8,103

	443,933	641,586
Less accumulated depreciation	—	(230,952)

	$443,933	$410,634

In estimating the fair value of other property and equipment, the Company used a combination of cost and market approaches. A cost approach was used to value the Company’s natural gas plants and pipelines and

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

other operating assets, based on current replacement costs of the assets less depreciation based on the estimated economic useful lives of the assets and age of the assets. A market approach was used to value the Company’s vehicles and land, using recent transactions of similar assets to determine the fair value from a market participant perspective.

17)	Reflects the recognition of intangible assets for the noncurrent portion of favorable leases, as well as increases in equity method investments and carbon credit allowances. Assets and liabilities for out-of-market contracts were valued based on market terms as of February 28, 2017, and will be amortized over the remaining life of the respective lease. The Company’s equity method investments were valued based on a market approach using a market EBITDA multiple. Carbon credit allowances were valued using a market approach based on trading prices for carbon credits on February 28, 2017.

18)	Primarily reflects the write-off of deferred rent partially offset by an increase in carbon emissions liabilities.

19)	Reflects an increase of the current portion of asset retirement obligations.

20)	Primarily reflects a decrease of approximately $49 million for asset retirement obligations and approximately $5 million for deferred rent, partially offset by an increase of approximately $1 million for carbon emissions liabilities. The fair value of asset retirement obligations were estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. Carbon emissions liabilities were valued using a market approach based on trading prices for carbon credits on February 28, 2017.

Note 4 – Discontinued Operations, Other Divestitures and Roan Contribution

Discontinued Operations

On July 31, 2017, the Company completed the sale of its interest in properties located in the San Joaquin Basin in California (the “San Joaquin Basin Sale”). Cash proceeds received from the sale of these properties were approximately $253 million, net of costs to sell of approximately $4 million, and the Company recognized a net gain of approximately $120 million. The gain is included in “income (loss) from discontinued operations, net of income taxes” on the consolidated statement of operations.

On July 21, 2017, the Company completed the sale of its interest in properties located in the Los Angeles Basin in California (the “Los Angeles Basin Sale”). Cash proceeds received from the sale of these properties were approximately $93 million, net of costs to sell of approximately $2 million, and the Company recognized a net gain of approximately $2 million. The gain is included in “income (loss) from discontinued operations, net of income taxes” on the consolidated statement of operations. The Company will receive an additional $7 million contingent payment if certain operational requirements are satisfied within one year from the date of sale.

As a result of the Company’s strategic exit from California (completed by the San Joaquin Basin Sale and Los Angeles Basin Sale), the Company classified the assets and liabilities, results of operations and cash flows of its California properties as discontinued operations on its consolidated and combined financial statements.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

The following table presents carrying amounts of the assets and liabilities of the Company’s California properties classified as discontinued operations on the consolidated and combined balance sheet:

Predecessor
December 31, 2016
(in thousands)
Assets:
Oil and natural gas properties	$728,190
Other property and equipment	11,402
Other	1,435

Total assets of discontinued operations	$741,027

Liabilities:
Asset retirement obligations	$38,042
Other	1,481

Total liabilities of discontinued operations	$39,523

The following tables present summarized financial results of the Company’s California properties classified as discontinued operations on the consolidated and combined statements of operations:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Revenues and other	$34,096	$14,891	$78,069	$85,557
Expenses	19,479	13,758	88,431	72,085
Other income and (expenses)	(3,541)	(1,681)	(7,992)	(3,886)
Reorganization items, net	—	—	—	—

Income (loss) from discontinued operations before income taxes	11,076	(548)	(18,354)	9,586
Income tax expense (benefit)	4,165	—	—	—

Income (loss) from discontinued operations, net of income taxes	$6,911	$(548)	$(18,354)	$9,586

In addition, for the ten months ended December 31, 2017, the Successor recognized a net gain on the sale of the California properties of approximately $76 million (net of income tax expense of approximately $46 million).

Other Divestitures

On November 30, 2017, the Company completed the sale of its interest in properties located in the Williston Basin. Cash proceeds received from the sale of these properties were approximately $255 million, net of costs to sell of approximately $3 million, and the Company recognized a net gain of approximately $116 million.

On November 30, 2017, the Company completed the sale of its interest in properties located in Wyoming. Cash proceeds received from the sale of these properties were approximately $193 million, net of costs to sell of approximately $2 million, and the Company recognized a net gain of approximately $175 million.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

On September 12, 2017, August 1, 2017, and July 31, 2017, the Company completed the sales of its interest in certain properties located in south Texas. Combined cash proceeds received from the sale of these properties were approximately $48 million, net of costs to sell of approximately $1 million, and the Company recognized a combined net gain of approximately $14 million.

On August 23, 2017, July 28, 2017, and May 9, 2017, the Company completed the sales of its interest in certain properties located in Texas and New Mexico. Combined cash proceeds received from the sale of these properties were approximately $31 million and the Company recognized a combined net gain of approximately $29 million.

On June 30, 2017, the Company completed the sale of its interest in properties located in the Salt Creek Field in Wyoming. Cash proceeds received from the sale of these properties were approximately $73 million, net of costs to sell of approximately $1 million, and the Company recognized a net gain of approximately $30 million.

On May 31, 2017, the Company completed the sale of its interest in properties located in western Wyoming (the “Jonah Assets Sale”). Cash proceeds received from the sale of these properties were approximately $559 million, net of costs to sell of approximately $6 million, and the Company recognized a net gain of approximately $277 million.

The divestitures discussed above are not presented as discontinued operations because they do not represent a strategic shift that will have a major effect on the Company’s operations and financial results. The gains on these divestitures are included in “gains (losses) on sale of assets and other, net” on the consolidated statements of operations.

Divestitures – Subsequent Events

On April 10, 2018, the Company completed the sale of its conventional properties located in New Mexico related to a definitive purchase and sale agreement entered into in March 2018 and received cash proceeds of approximately $15 million.

On April 4, 2018, the Company completed the sales of its interest in properties located in Altamont Bluebell Field Utah related to definitive purchase and sale agreements entered into in January 2018 and received cash proceeds of approximately $129 million.

On March 29, 2018, the Company completed the sale of its interest in conventional properties located in west Texas related to a definitive purchase and sale agreement entered into in February 2018 and received cash proceeds of approximately $109 million.

On February 28, 2018, the Company completed the sale of its Oklahoma waterflood and Texas Panhandle properties and received cash proceeds of approximately $113 million.

The assets and liabilities associated with the divestiture of Oklahoma waterflood and Texas Panhandle properties are classified as “held for sale” on the consolidated balance sheet. At December 31, 2017, the Company’s consolidated balance sheet included current assets of approximately $107 million included in “assets held for sale” and current liabilities of approximately $43 million included in “liabilities held for sale” related to this transaction.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

The following table presents carrying amounts of the assets and liabilities of the Company’s properties classified as held for sale on the consolidated balance sheet:

Successor
December 31, 2017
(in thousands)
Assets:
Oil and natural gas properties	$92,245
Other property and equipment	12,983
Other	1,735

Total assets held for sale	$106,963

Liabilities:
Asset retirement obligations	$42,001
Other	1,301

Total liabilities held for sale	$43,302

Other assets primarily include inventories and other liabilities primarily include accounts payable.

Roan Contribution

On August 31, 2017, the Company, through certain of its subsidiaries, completed the transaction in which the Company and Citizen Energy II, LLC (“Citizen”) each contributed certain upstream assets located in Oklahoma to a newly formed company, Roan Resources LLC (the contribution, the “Roan Contribution”), focused on the accelerated development of the Merge/SCOOP/STACK play. In exchange for their respective contributions, the Company and Citizen each received a 50% equity interest in Roan, subject to customary post-closing adjustments. As of August 31, 2017, the date of the Roan Contribution, the Company recognized its equity investment at carryover basis of approximately $452 million. In connection with the Roan Contribution, the Company paid approximately $17 million in advisory fees, which are included in “gains (losses) on sale of assets and other, net” on the consolidated statement of operations.

See Note 5 for additional information about the Company’s equity method investment in Roan.

Divestiture – 2015

On August 31, 2015, the Company completed the sale of its remaining position in Howard County in the Permian Basin (the “Howard County Assets Sale”). Cash proceeds received from the sale of these properties were approximately $276 million, net of costs to sell of approximately $1 million, and the Company recognized a net gain of approximately $177 million. The gain is included in “(gains) losses on sale of assets and other, net” on the consolidated and combined statement of operations.

Note 5 – Equity Method Investments

On August 31, 2017, the Company completed the transaction in which the Company and Citizen each contributed certain upstream assets located in Oklahoma to a newly formed company, Roan, focused on the accelerated development of the Merge/SCOOP/STACK play. See Note 4 for additional information.

The Company uses the equity method of accounting for its investment in Roan. The Company’s equity earnings (losses) consists of its share of Roan’s earnings or losses and the amortization of the difference between the

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Company’s investment in Roan and Roan’s underlying net assets attributable to certain assets. At both December 31, 2017, and August 31, 2017 (the date of the Roan Contribution), the Company owned 50% of Roan’s outstanding units. The percentage ownership in Roan is subject to customary post-closing adjustments.

As discussed above, historically, a subsidiary of the Company owned the equity interest in Roan. However, following a series of internal restructuring transactions in connection with the separation, the equity interest in Roan will be owned by Linn Energy, Inc. and will no longer be affiliated with Riviera. As such, equity earnings (losses) in Roan will not be included in Riviera’s consolidated financial statements in periods subsequent to the transactions.

At December 31, 2017, the carrying amount of the Company’s investment in Roan of approximately $458 million was less than the Company’s ownership interest in Roan’s underlying net assets by approximately $346 million. The difference is attributable to proved and unproved oil and natural gas properties and is amortized over the lives of the related assets. Such amortization is included in the equity earnings (losses) from the Company’s investment in Roan.

Impairment testing on the Company’s investment in Roan is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. No impairments occurred with respect to the Company’s investment in Roan for the four months ended December 31, 2017.

Following are summarized statement of operations and balance sheet information for Roan.

Summarized Roan Resources LLC Statement of Operations Information

Four Months Ended December 31, 2017
(in thousands)
Revenues and other	$75,461
Expenses	61,790
Other income and (expenses)	(1,180)

Net income	$12,491

Summarized Roan Resources LLC Balance Sheet Information

December 31, 2017
(in thousands)
Current assets	$27,465
Noncurrent assets	1,826,741

1,854,206
Current liabilities	149,409
Noncurrent liabilities	97,480

Members’ equity	$1,607,317

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Note 6 – Debt

The following summarizes outstanding debt reflected in the consolidated financial statements. All such debt instruments were issued by Linn Energy, LLC, and were guaranteed by its subsidiaries including certain subsidiaries of Riviera. These amounts are included in Riviera’s consolidated and combined financial statements as the debt was fully used to support the operations of the Company.

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands, except percentages)
Credit facility (1)	$—	$1,654,745
Term loan (1)	—	284,241
6.50% senior notes due May 2019	—	562,234
6.25% senior notes due November 2019	—	581,402
8.625% senior notes due April 2020	—	718,596
12.00% senior secured second lien notes due December 2020	—	1,000,000
7.75% senior notes due February 2021	—	779,474
6.50% senior notes due September 2021	—	381,423
Net unamortized deferred financing fees	—	(1,257)

Total debt, net	—	5,960,858
Less current portion, net (2)	—	(1,937,729)
Less liabilities subject to compromise (3)	—	(4,023,129)

Long-term debt	$—	$—

(1)	Variable interest rate of 5.50% at December 31, 2016.
(2)	Due to covenant violations, the credit facility and term loan were classified as current at December 31, 2016.
(3)	The senior notes and second lien notes were classified as liabilities subject to compromise at December 31, 2016. On the Effective Date, pursuant to the terms of the Plan, all outstanding amounts under these debt instruments were canceled.

Fair Value

The Company’s debt is recorded at the carrying amount on the consolidated and combined balance sheet. The carrying amounts of the credit facilities and term loans approximate fair value because the interest rates are variable and reflective of market rates. The Company used a market approach to determine the fair value of the Predecessor’s Second Lien Notes and senior notes using estimates based on prices quoted from third-party financial institutions, which is a Level 2 fair value measurement.

	Predecessor
	December 31, 2016
	Carrying Value	Fair Value
(in thousands)
Senior secured second lien notes	$1,000,000	$863,750
Senior notes, net	3,023,129	1,179,224

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Revolving Credit Facility

On August 4, 2017, the LINN Energy entered into a credit agreement with Holdco II, as borrower, Royal Bank of Canada, as administrative agent, and the lenders and agents party thereto, providing for a new senior secured reserve-based revolving loan facility (the “Revolving Credit Facility”) with $500 million in borrowing commitments and an initial borrowing base of $500 million. The maximum commitment amount was $425 million at December 31, 2017.

As of December 31, 2017, there were no borrowings outstanding under the Revolving Credit Facility and there was approximately $381 million of available borrowing capacity (which includes a $44 million reduction for outstanding letters of credit). The maturity date is August 4, 2020.

Redetermination of the borrowing base under the Revolving Credit Facility, based primarily on reserve reports using lender commodity price expectations at such time, occurs semi-annually, in April and October, with the first scheduled borrowing base redetermination to occur on March 15, 2018. At the Company’s election, interest on borrowings under the Revolving Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 2.50% to 3.50% per annum or the alternate base rate (“ABR”) plus an applicable margin ranging from 1.50% to 2.50% per annum, depending on utilization of the borrowing base. Interest is generally payable in arrears quarterly for loans bearing interest based at the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR, or if such interest period is longer than three months, at the end of the three month intervals during such interest period. The Company is required to pay a commitment fee to the lenders under the Revolving Credit Facility, which accrues at a rate per annum of 0.50% on the average daily unused amount of the available revolving loan commitments of the lenders.

The obligations under the Revolving Credit Facility are secured by mortgages covering approximately 85% of the total value of the proved reserves of the oil and natural gas properties of the Company and certain of its subsidiaries, along with liens on substantially all personal property of the Company and certain of its subsidiaries, and are guaranteed by the Company and certain of its subsidiaries, subject to customary exceptions. Under the Revolving Credit Facility, the Company is required to maintain (i) a maximum total net debt to last twelve months EBITDA ratio of 4.0 to 1.0, and (ii) a minimum adjusted current ratio of 1.0 to 1.0.

The Revolving Credit Facility also contains affirmative and negative covenants, including as to compliance with laws (including environmental laws, ERISA and anti-corruption laws), maintenance of required insurance, delivery of quarterly and annual financial statements, oil and gas engineering reports and budgets, maintenance and operation of property (including oil and gas properties), restrictions on the incurrence of liens and indebtedness, mergers, consolidations and sales of assets, paying dividends or other distributions in respect of, or repurchasing or redeeming, the Company’s capital stock, making certain investments and transactions with affiliates.

The Revolving Credit Facility contains events of default and remedies customary for credit facilities of this nature. Failure to comply with the financial and other covenants in the Revolving Credit Facility would allow the lenders, subject to customary cure rights, to require immediate payment of all amounts outstanding under the Revolving Credit Facility.

In September 2017, the Company entered into an amendment to the Revolving Credit Facility to provide for, among other things, an increase in the size of the letter of credit subfacility from $25 million to $50 million.

Emergence Credit Facility

On the Effective Date, pursuant to the terms of the Plan, the Company entered into the Emergence Credit Facility with Holdco II as borrower and Wells Fargo Bank, National Association, as administrative agent, providing for:

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

1) a reserve-based revolving loan with an initial borrowing base of $1.4 billion and 2) a term loan in an original principal amount of $300 million. On May 31, 2017, the Company entered into the First Amendment and Consent to Credit Agreement, pursuant to which among other modifications: 1) the term loan was paid in full and terminated using cash proceeds from the Jonah Assets Sale, and 2) the borrowing base for the revolving loan was reduced to $1 billion with additional agreed upon reductions for the Company’s other announced sales. In connection with the entry into the Revolving Credit Facility, the Emergence Credit Facility was terminated and repaid in full.

Predecessor’s Credit Facility, Second Lien Notes and Senior Notes

On the Effective Date, pursuant to the terms of the Plan, all outstanding obligations under the Predecessor’s credit facility, Second Lien Notes and senior notes were canceled. See Note 2 for additional information.

Predecessor Covenant Violations

The Company’s filing of the Bankruptcy Petitions described in Note 2 constituted an event of default that accelerated the obligations under the Predecessor’s credit facility, Second Lien Notes and senior notes. For the two months ended February 28, 2017, contractual interest, which was not recorded, on the Second Lien Notes and senior notes was approximately $57 million. Under the Bankruptcy Code, the creditors under these debt agreements were stayed from taking any action against the Company as a result of an event of default.

Predecessor’s Senior Secured Second Lien Notes Due December 2020

On November 20, 2015, the Company issued $1.0 billion in aggregate principal amount of 12.00% senior secured second lien notes due December 2020 (“Second Lien Notes”) in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes as follows:

Par Value of Senior Notes Exchanged
(in thousands)
6.50% senior notes due May 2019	$584,422
6.25% senior notes due November 2019	824,348
8.625% senior notes due April 2020	286,344
7.75% senior notes due February 2021	184,300
6.50% senior notes due September 2021	120,586

$2,000,000

The exchanges were accounted for as a troubled debt restructuring (“TDR”). Since the total future cash payments of the new debt were less than the carrying amount of the previous debt, a gain of approximately $352 million was recognized for the year ended December 31, 2015, and included in “gain on extinguishment of debt” on the consolidated and combined statement of operations. TDR accounting requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized.

Predecessor Repurchases of Senior Notes

During the year ended December 31, 2015, the Predecessor repurchased, through privately negotiated transactions and on the open market, approximately $927 million of its outstanding senior notes as follows:

•	6.50% senior notes due May 2019 – $53 million;

•	6.25% senior notes due November 2019 – $395 million;

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

•	8.625% senior notes due April 2020 – $295 million;

•	7.75% senior notes due February 2021 – $36 million; and

•	6.50% senior notes due September 2021 – $148 million.

In connection with the repurchases, the Predecessor paid approximately $553 million in cash and recorded a gain on extinguishment of debt of approximately $356 million for the year ended December 31, 2015.

Note 7 – Derivatives

Commodity Derivatives

Historically, the Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits the Company’s ability to effectively hedge its NGL production. The Company has also hedged its exposure to differentials in certain operating areas but does not currently hedge exposure to oil or natural gas differentials.

The Company has historically entered into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price, collars and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. The Company enters into these transactions with respect to a portion of its projected production or consumption to provide an economic hedge of the risk related to the future commodity prices received or paid. The Company does not enter into derivative contracts for trading purposes. The Company did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

The following table presents derivative positions for the periods indicated as of December 31, 2017:

	2018	2019
Natural gas positions:
Fixed price swaps (NYMEX Henry Hub):
Hedged volume (MMMBtu)	69,715	11,315
Average price ($/MMBtu)	$3.02	$2.97
Oil positions:
Fixed price swaps (NYMEX WTI):
Hedged volume (MBbls)	548	—
Average price ($/Bbl)	$54.07	$—
Collars (NYMEX WTI):
Hedged volume (MBbls)	1,825	1,825
Average floor price ($/Bbl)	$50.00	$50.00
Average ceiling price ($/Bbl)	$55.50	$55.50

In April 2018, the Company canceled its oil collars for 2018 and 2019. The Company paid net cash settlements of approximately $20 million for the cancellations.

During the three months ended March 31, 2018, the Company entered into commodity derivative contracts consisting of natural gas basis swaps for March 2018 through December 2018 and natural gas fixed price swaps for January 2019 through December 2019.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

During the ten months ended December 31, 2017, the Company entered into commodity derivative contracts consisting of oil swaps for January 2018 through December 2018 and natural gas swaps for January 2018 through December 2019. The Company did not enter into any commodity derivative contracts during the two months ended February 28, 2017.

In accordance with a Bankruptcy Court order dated August 16, 2016, the Company was authorized to enter into postpetition hedging arrangements. During the year ended December 31, 2016, the Company entered into commodity derivative contracts consisting of natural gas swaps for October 2016 through December 2019, oil swaps for November 2016 through December 2017, and oil collars for January 2018 through December 2019. In April 2016 and May 2016, in connection with the Company’s restructuring efforts, the Company canceled (prior to the contract settlement dates) all of its then-outstanding derivative contracts for net proceeds of approximately $1.2 billion. The net proceeds were distributed to the Parent to make permanent repayments of a portion of the borrowings outstanding under the Parent’s credit facility.

The natural gas derivatives are settled based on the closing price of NYMEX Henry Hub natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX WTI crude oil for each day of the delivery month.

Balance Sheet Presentation

The Company’s commodity derivatives are presented on a net basis in “derivative instruments” on the consolidated and combined balance sheets. The following table summarizes the fair value of derivatives outstanding on a gross basis:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Assets:
Commodity derivatives	$22,589	$19,369

Liabilities:
Commodity derivatives	$25,443	$113,226

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are participants in the Revolving Credit Facility. The Revolving Credit Facility is secured by certain of the Company’s and its subsidiaries’ oil, natural gas and NGL reserves and personal property; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties.

The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $23 million at December 31, 2017. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

Gains and Losses on Derivatives

Gains and losses on derivatives were net gains of approximately $14 million and $93 million for the ten months ended December 31, 2017, and the two months ended February 28, 2017, respectively. Gains and losses on derivatives were net losses of approximately $164 million for the year ended December 31, 2016, and net gains of approximately $1.0 billion for the year ended December 31, 2015. Gains and losses on derivatives are reported on the consolidated and combined statements of operations in “gains (losses) on oil and natural gas derivatives.”

The Company received net cash settlements of approximately $27 million for the ten months ended December 31, 2017, and paid net cash settlements of approximately $12 million for the two months ended February 28, 2017. The Company received net cash settlements of approximately $861 million and $1.1 billion for the years ended December 31, 2016, and December 31, 2015, respectively. In addition, during the year ended December 31, 2016, approximately $841 million in settlements (primarily in connection with the April 2016 and May 2016 commodity derivative cancellations) were paid directly by the counterparties to the lenders under the Parent’s credit facility as repayments of a portion of the borrowings outstanding.

Note 8 – Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives at fair value (see Note 7) on a recurring basis. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings and public bond yield spreads, are applied to the Company’s commodity derivatives.

Fair Value Hierarchy

In accordance with applicable accounting standards, the Company has categorized its financial instruments into a three-level fair value hierarchy based on the priority of inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded in the consolidated and combined balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2	Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (commodity derivatives).

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Level 3	Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	Successor
	December 31, 2017
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$22,589	$(12,491)	$10,098
Liabilities:
Commodity derivatives	$25,443	$(12,491)	$12,952

	Predecessor
	December 31, 2016
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$19,369	$(19,369)	$—
Liabilities:
Commodity derivatives	$113,226	$(19,369)	$93,857

(1)	Represents counterparty netting under agreements governing such derivatives.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Note 9 – Other Property and Equipment

Other property and equipment consists of the following:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Natural gas plant and pipeline	$392,999	$421,806
Furniture and office equipment	39,551	105,353
Buildings and leasehold improvements	27,301	66,014
Vehicles	10,811	31,496
Land	6,776	3,736
Drilling and other equipment	3,291	8,082

	480,729	636,487
Less accumulated depreciation	(28,658)	(224,547)
Less other property and equipment, net – discontinued operations	—	(11,402)

	$452,071	$400,538

Note 10 – Asset Retirement Obligations

The Company has the obligation to plug and abandon oil and natural gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets when the obligation is incurred. The liabilities are included in “other accrued liabilities” and “other noncurrent liabilities” on the consolidated and combined balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the consolidated and combined statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

The following table presents a reconciliation of the Company’s asset retirement obligations:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016
(in thousands)
Asset retirement obligations at beginning of period	$357,397	$402,162	$385,978
Liabilities added from drilling	551	146	446
Liabilities added from acquisitions	—	—	1,416
Liabilities associated with assets divested	(158,228)	—	—
Liabilities associated with assets held for sale	(42,001)	—	—
Current year accretion expense	14,995	4,024	23,661
Settlements	(8,189)	(618)	(8,614)
Revision of estimates	28	—	(725)
Fresh start adjustment (1)	—	(48,317)	—

	164,553	357,397	402,162
Less asset retirement obligations – discontinued operations	—	(26,978)	(38,042)

Asset retirement obligations at end of period	$164,553	$330,419	$364,120

(1)	As a result of the application of fresh start accounting, the Successor recorded its asset retirement obligations at fair value as of the Effective Date.

Note 11 – Commitments and Contingencies

On May 11, 2016, the Debtors filed Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were administered jointly under the caption In re Linn Energy, LLC, et al., Case No. 16-60040. On January 27, 2017, the Bankruptcy Court entered the Confirmation Order. Consummation of the Plan was subject to certain conditions set forth in the Plan. On the Effective Date, all of the conditions were satisfied or waived and the Plan became effective and was implemented in accordance with its terms. The Debtors Chapter 11 cases will remain pending until the final resolution of all outstanding claims.

The commencement of the Chapter 11 proceedings automatically stayed certain actions against the Company, including actions to collect prepetition liabilities or to exercise control over the property of the Company’s bankruptcy estates. However, the Company is, and will continue to be until the final resolution of all claims, subject to certain contested matters and adversary proceedings stemming from the Chapter 11 proceedings.

In March 2017, Wells Fargo Bank, National Association (“Wells Fargo”), the administrative agent under the Parent’s credit facility, filed a motion in the Bankruptcy Court seeking payment of post-petition default interest of approximately $31 million. LINN Energy has vigorously disputed that Wells Fargo is entitled to any default interest based on the plain language of the Plan and Confirmation Order. On November 13, 2017, the Bankruptcy Court ruled that the secured lenders are not entitled to payment of post-petition default interest. That ruling was appealed by Wells Fargo and on March 29, 2018, the District Court affirmed the Bankruptcy Court’s ruling.

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The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

Except for in connection with its Chapter 11 proceedings, the Company made no significant payments to settle any legal, environmental or tax proceedings during the years ended December 31, 2017, December 31, 2016, and December 31, 2015. See Note 3 for additional information about payments made upon the Company’s emergence from Chapter 11 bankruptcy. The Company regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Note 12 – Operating Leases

The Company leases office space and other property and equipment under lease agreements expiring on various dates through 2021. The Company recognized expense under operating leases of approximately $6 million, $1 million, $9 million and $15 million for the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, respectively.

As of December 31, 2017, future minimum lease payments were as follows (in thousands):

2018	$2,812
2019	2,005
2020	463
2021	12
2022	—
Thereafter	—

$5,292

Note 13 – Share-Based Compensation and Other Benefits

The consolidated and combined financial statements include 100% of the Parent’s employee-related expenses, as its personnel were employed by Linn Operating, a subsidiary of LINN Energy that will be included with Riviera as part of the separation. Compensation cost related to the grant of share-based awards has been recorded at the subsidiary level with a corresponding credit to equity, representing the Parent’s capital contribution.

The Parent had no equity awards outstanding as of December 31, 2016. In accordance with the Plan, in February 2017, LINN Energy implemented the Linn Energy, Inc. 2017 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) pursuant to which employees and consultants of the Company and its affiliates are eligible to receive stock options, restricted stock, performance awards, other stock-based awards and other cash-based awards.

Accounting for Share-Based Compensation

The Company recognizes expense for share-based compensation over the requisite service period in an amount equal to the fair value of share-based awards granted. The fair value of share-based awards, excluding liability awards, is computed at the date of grant and is not remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period. The Company had no outstanding liability awards as of December 31, 2017. The Company has

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

made a policy decision to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. Beginning in 2017, the Company accounts for forfeitures as they occur.

The Parent’s restricted stock units are equity-classified on the consolidated balance sheet.. The fair value of the Parent’s restricted stock units was determined based on the fair value of the Parent’s shares on the date of grant and the fair value of the incentive interest awards in the form of Class B units (Class A-2 units upon conversion) was initially determined based on the estimated amount to settle the awards and the fair value of the awards at the date of the conversion became the measurement basis from that point forward.

A summary of share-based compensation expenses included on the consolidated and combined statements of operations is presented below:

	Successor		Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
General and administrative expenses	$41,285	$50,255	$34,268	$47,312
Lease operating expenses	—	—	9,950	8,824

Total share-based compensation expenses	$41,285	$50,255	$44,218	$56,136

Income tax benefit	$9,861	$5,170	$16,339	$20,742

Restricted Stock Units

On the Effective Date, LINN Energy granted to certain employees 2,478,606 restricted stock units. During the ten months ended December 31, 2017, LINN Energy granted to certain employees 1,340,350 restricted stock units from the remaining share reserve. The restricted stock units vest over three years.

Upon a participant’s termination of employment and/or service (as applicable), LINN Energy has the right (but not the obligation) to repurchase all or any portion of the shares of LINN Energy’s Class A common stock acquired pursuant to an award at a price equal to the fair market value (as determined under the Omnibus Incentive Plan) of the shares of LINN Energy’s Class A common stock to be repurchased, measured as of the date of LINN Energy’s repurchase notice. In addition, the Compensation Committee has approved a one-time liquidity program under which LINN Energy has agreed to 1) settle all or a portion of an eligible participant’s restricted stock units vesting on or before March 1, 2018 in cash and/or 2) repurchase all or a portion of any shares of LINN Energy’s Class A common stock held by an eligible participant as a result of a prior vesting of restricted stock units, in each case at an agreed upon price (the “Liquidity Program”). Only those participants that executed the waiver of certain rights under the Omnibus Incentive Plan described above are eligible to participate in the Liquidity Program.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

The following summarizes the Company’s restricted stock units activity:

	Number of Nonvested Units	Weighted Average Grant-Date Fair Value Per Unit
Nonvested units at February 28, 2017 (Predecessor)	—	$—
Granted	2,478,606	$22.19
Vested	(619,665)	$22.19

Nonvested units at February 28, 2017 (Successor)	1,858,941	$22.19
Granted	1,340,350	$29.29
Vested	(51,839)	$27.86
Forfeited	(187,148)	$28.38

Nonvested units at December 31, 2017 (Successor)	2,960,304	$24.92

The total fair value of restricted stock units that vested was approximately $2 million and $14 million for the ten months ended December 31, 2017, and on February 28, 2017, respectively. As of December 31, 2017, there was approximately $49 million of unrecognized compensation cost related to nonvested restricted stock units. The cost is expected to be recognized over a weighted average period of approximately 2.16 years.

Holdco Incentive Interest Plan

On the Effective Date, Linn Energy Holdco LLC (“Holdco”), a subsidiary of the Parent, granted incentive interest awards to certain members of the Company’s management in the form of 3,470,051 Class B units, which are intended to qualify as “profits interests” for U.S. income tax purposes. The Class B units vested 25% on the Effective Date and the remaining amount vest ratably over the following three years. In accordance with the terms of the Limited Liability Company Operating Agreement of Holdco, on July 31, 2017, all of the Class B units were converted to Class A-2 units of Holdco. The Class A-2 units will continue to vest over three years. The total fair value of Class B units that vested was approximately $28 million on February 28, 2017. As of December 31, 2017, there was approximately $61 million of unrecognized compensation cost related to nonvested Class A-2 units of Holdco. The cost is expected to be recognized over a weighted average period of approximately 2.16 years.

Compensation cost related to the grant of Holdco’s Class B units and Class A-2 units has been recorded at the subsidiary level with a corresponding credit to equity, representing the Parent’s capital contribution.

Linn Energy, LLC’s Incentive Plan Summary

Linn Energy, LLC’s Amended and Restated Long-Term Incentive Plan, as amended (the “LTIP), was effective from December 2005 through February 28, 2017. The LTIP permitted grants of unrestricted units, restricted units, stock options and performance awards to employees, consultants and nonemployee directors. In December 2016, the Company canceled all of its then-outstanding nonvested restricted units, phantom units and performance unit awards, as well as its then-outstanding unit options, without consideration given to the employees. As a result, the Company recognized unit-based compensation expenses of approximately $14 million for the year ended December 31, 2016, associated with previously unrecognized compensation costs for awards that were canceled before the completion of the requisite service period.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. For 2017, Company contributions to the 401(k) plan consisted of a discretionary matching contribution equal to 100% of the first 4% of eligible compensation contributed by the employee on a before-tax basis. For the years 2016 and 2015, Company contributions to the 401(k) plan consisted of a discretionary matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. The Company contributed approximately $3 million, $812,000, $9 million and $11 million during the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, respectively, to the 401(k) plan’s trustee account. The 401(k) plan funds are held in a trustee account on behalf of the plan participants.

Note 14 – Income Taxes

The income tax amounts in these consolidated and combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

The Successor was formed as a C corporation. For federal and state income tax purposes (with the exception of the state of Texas), the Predecessor was a limited liability company treated as a partnership, in which income tax liabilities and/or benefits were passed through to the Predecessor’s unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Predecessor’s subsidiaries were C corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Predecessor did not directly pay federal and state income taxes and recognition was not given to federal and state income taxes for the operations of the Predecessor.

The deferred tax effects of LINN Energy’s change to a C corporation are included in income from continuing operations for the two months ended February 28, 2017. Amounts recognized as income taxes are included in “income tax expense (benefit),” as well as discontinued operations, on the consolidated and combined statements of operations.

On December 22, 2017, H.R. 1 (the “Tax Cuts and Jobs Act”) was signed into law. The Company conducted an assessment of the impact of the Tax Cuts and Jobs Act and concluded that a noncash charge of approximately $101 million for the ten months ended December 31, 2017, against net deferred income taxes was necessary due to the decrease in the statutory federal income tax rate from 35% to 21%. This charge is included in “income tax expense (benefit)” on the consolidated statement of operations and resulted in a 13.6% increase in the Company’s effective tax rate for the ten months ended December 31, 2017.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Income tax expense (benefit) consisted of the following:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Current taxes:
Federal	$7,140	$—	$(494)	$(12,021)
State	2	—	427	1,108
Deferred taxes:
Federal	366,992	—	11,582	8,237
State	15,780	(166)	(215)	(3,631)

	$389,914	$(166)	$11,300	$(6,307)

As of December 31, 2017, the Company had approximately $60 million of net operating loss carryforwards for federal income tax purposes which will begin expiring in 2038.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Federal statutory rate	35.0%	35.0%	35.0%	35.0%
Federal statutory rate change	13.6	—	—	—
State, net of federal tax benefit	2.6	—	0.7	0.1
Loss excluded from nontaxable entities	—	(35.0)	(23.4)	(34.7)
Other	1.3	—	(15.7)	(0.2)

Effective rate	52.5%	—%	(3.4)%	0.2%

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Significant components of the deferred tax assets and liabilities were as follows:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$14,615	$1,730
Share-based compensation	5,667	—
Reorganization items	—	14,932
Oil and natural gas properties	171,425	—
Valuation allowance	—	(19,558)
Other	10,918	10,030

Total deferred tax assets	202,625	7,134

Deferred tax liabilities:
Equity investment in Roan	(14,087)	—
Property and equipment principally due to differences in depreciation	—	(7,021)
Other	—	(279)

Total deferred tax liabilities	(14,087)	(7,300)

Net deferred tax assets (liabilities)	$188,538	$(166)

The net deferred tax assets are recorded in “deferred income taxes” and the net deferred tax liabilities are recorded in “other noncurrent liabilities” on the consolidated and combined balance sheets at December 31, 2017, and December 31, 2016, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2017, based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2017, or December 31, 2016. The tax years 2016 and 2017 remain open to examination for federal and state income tax purposes.

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Note 15 – Supplemental Disclosures to the Consolidated and Combined Balance Sheets and Consolidated and Combined Statements of Cash Flows

“Other current assets” reported on the consolidated and Combined balance sheets include the following:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Prepaids	$43,150	$70,116
Receivable from related party	23,163	—
Inventories	7,667	15,097
Deferred financing fees	—	16,809
Other	2,703	3,288

Other current assets	$76,683	$105,310

“Other accrued liabilities” reported on the consolidated and combined balance sheets include the following:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Accrued compensation	$29,089	$16,443
Asset retirement obligations (current portion)	3,926	9,361
Deposits	15,349	—
Income taxes payable	7,009	—
Other	2,757	28

Other accrued liabilities	$58,130	$25,832

The following table provides a reconciliation of cash and cash equivalents on the consolidated and combined balance sheets to cash, cash equivalents and restricted cash on the consolidated and combined statements of cash flows:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Cash and cash equivalents	$464,477	$478,417
Restricted cash	56,445	1,602
Other noncurrent assets	—	7,775

Cash, cash equivalents and restricted cash	$520,922	$487,794

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

Supplemental disclosures to the consolidated and combined statements of cash flows are presented below:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Cash payments for interest, net of amounts capitalized	$15,165	$17,651	$143,305	$476,077

Cash payments for income taxes	$275	$—	$4,060	$193

Cash payments for reorganization items, net	$11,889	$21,571	$37,748	$—

Noncash investing activities:
Accrued capital expenditures	$31,447	$22,191	$31,128	$71,105

For purposes of the consolidated and combined statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. At December 31, 2017, “restricted cash” on the consolidated balance sheet consists of approximately $36 million that will be used to settle certain claims in accordance with the Plan (which is the remainder of approximately $80 million transferred to restricted cash in February 2017 to fund such items), approximately $15 million related to deposits and approximately $5 million for other items. At December 31, 2016, “restricted cash” on the consolidated and combined balance sheet represents amounts restricted related to utility services providers. In addition, restricted cash of approximately $8 million is included in “other noncurrent assets” on the consolidated and combined balance sheet at December 31, 2016, and represents cash deposited by the Company into a separate account designated for asset retirement obligations in accordance with contractual agreements.

At December 31, 2016, net outstanding checks of approximately $5 million were reclassified and included in “accounts payable and accrued expenses” on the consolidated and combined balance sheet. The change in net outstanding checks is presented as cash flows from financing activities and included in “other” on the consolidated and combined statements of cash flows.

In November 2015, the Company issued $1.0 billion in aggregate principal amount of Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes (see Note 6). In addition, during the year ended December 31, 2016, approximately $841 million in commodity derivative settlements (primarily in connection with the April 2016 and May 2016 commodity derivative cancellations) were paid directly by the counterparties to the lenders under the Parent’s credit facility as repayments of a portion of the borrowings outstanding, and are reflected as noncash transactions by the Company.

Note 16 – Significant Customers

The Company has a concentration of customers who are engaged in oil and natural gas purchasing, transportation and/or refining within the U.S. This concentration of customers may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. The Company’s customers consist primarily of major oil and natural gas purchasers and the Company generally does not require collateral since it has not experienced significant credit losses on such sales. The Company routinely assesses the recoverability of all material trade and other receivables to determine collectibility (see Note 1).

RIVIERA RESOURCES, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—Continued

For the ten months ended December 31, 2017, the two months ended February 28, 2017, and the years ended December 31, 2016, and December 31, 2015, no individual customer exceeded 10% of the Company’s sales.

At December 31, 2017, and December 31, 2016, no individual customer exceeded 10% of the Company’s receivables.

Note 17 – Related Party Transactions

Roan Resources LLC

On August 31, 2017, the Company completed the transaction in which the Company and Citizen each contributed certain upstream assets located in Oklahoma to a newly formed company, Roan. In exchange for their respective contributions, the Company and Citizen each received a 50% equity interest in Roan, subject to customary post-closing adjustments. See Note 4 for additional information. Also on such date, Roan entered into a Master Services Agreement (the “MSA”) with Linn Operating, a subsidiary of Riviera, pursuant to which Linn Operating will provide certain operating, administrative and other services in respect of the assets contributed to Roan during a transitional period.

Under the MSA, Roan will reimburse Linn Operating for certain costs and expenses incurred by Linn Operating in connection with providing the services, and Roan will pay to Linn Operating a service fee of $1.25 million per month, prorated for partial months. The termination of the MSA will be the earliest of: (a) mutual agreement of the parties; (b) upon 30 days’ prior written notice from Roan to Linn Operating; (c) upon five days’ prior written notice from Linn Operating to Roan of a material default by Roan under the MSA, provided Linn Operating must have provided prior written notice to Roan of such material default providing Roan 10 days to cure such material default and such material default has not been cured by the end of the 10 day time period; and (d) eight months from the date of the MSA.

For the four months ended December 31, 2017, the Company recognized service fees of approximately $5 million as a reduction to general and administrative expenses. The Company had approximately $23 million due from Roan, primarily associated with capital spending, included in “other current assets” and approximately $18 million due to Roan, primarily associated with joint interest billings and natural gas purchases, included in “accounts payable and accrued expenses” on the consolidated balance sheet at December 31, 2017.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Consolidated and Combined Financial Statements” and “Notes to Consolidated and Combined Financial Statements.”

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in oil and natural gas property acquisition, exploration and development, whether capitalized or expensed, are presented below:

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Riviera:
Property acquisition costs:
Proved	$—	$—	$—	$—
Unproved	—	—	—	—
Exploration costs	103,689	15,153	40,074	19,929
Development costs	96,178	24,256	86,053	264,227
Asset retirement costs	376	312	112	3,331

Total costs incurred – continuing operations	$200,243	$39,721	$126,239	$287,487

Total costs incurred – discontinued operations	$1,313	$269	$307	$34,622

Four Months Ended December 31, 2017
(in thousands)
Equity method investments (1)
Property acquisition costs:
Proved	$—
Unproved	6,851
Exploration costs	3,626
Development costs	89,585

Total costs incurred	$100,062

(1)	Represents the Company’s 50% equity interest in Roan. Costs incurred of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	Successor	Predecessor
	December 31, 2017	December 31, 2016
(in thousands)
Riviera:
Proved properties	$904,390	$12,234,099
Unproved properties	45,693	998,860

	950,083	13,232,959
Less accumulated depletion and amortization	(49,619)	(9,999,560)

	900,464	3,233,399
Less oil and natural gas capitalized costs, net – discontinued operations	—	(728,190)

	$900,464	$2,505,209

December 31, 2017
(in thousands)
Equity Method Investments: (1)
Proved properties	$400,682
Unproved properties	538,703

939,385
Less accumulated depletion and amortization	(28,441)

$910,944

(1)	Represents the Company’s 50% equity interest in Roan.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Results of Oil and Natural Gas Producing Activities

The results of operations for oil, natural gas and NGL producing activities (excluding corporate overhead and interest costs):

	Successor	Predecessor
	Ten Months Ended December 31, 2017	Two Months Ended February 28, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
(in thousands)
Riviera:
Revenues and other:
Oil, natural gas and natural gas liquids sales	$709,363	$188,885	$874,161	$1,065,795
Gains (losses) on oil and natural gas derivatives	13,533	92,691	(164,330)	1,027,014

	722,896	281,576	709,831	2,092,809

Production costs:
Lease operating expenses	208,446	49,665	296,891	352,077
Transportation expenses	113,128	25,972	161,574	167,023
Severance taxes and ad valorem taxes	47,411	14,851	66,616	97,732

	368,985	90,488	525,081	616,832

Other costs:
Exploration costs	3,137	93	4,080	9,473
Depletion and amortization	101,360	39,689	295,889	471,046
Impairment of long-lived assets	—	—	165,044	4,960,144
(Gains) losses on sale of assets and other, net	(678,200)	18	417	(199,296)
Income tax benefit	(4,640)	(166)	(649)	(2,721)

	(578,343)	39,634	464,781	5,238,646

Results of operations – continuing operations	$932,254	$151,454	$(280,031)	$(3,762,669)

Results of operations – discontinued operations	$142,175	$1,246	$(9,773)	$14,079

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

There is no federal tax provision included in the Predecessor’s results above because the Predecessor’s subsidiaries subject to federal income taxes did not own any of the Predecessor’s oil and natural gas interests. Limited liability companies are subject to Texas margin tax. See Note 14 for additional information about income taxes.

Four Months Ended December 31, 2017
(in thousands)
Equity Method Investments: (1)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$42,322
Losses on oil and natural gas derivatives	(4,591)

37,731

Production costs:
Lease operating expenses	4,102
Transportation expenses	4,576
Severance taxes and ad valorem taxes	1,026

9,704

Other costs:
Exploration costs	3,626
Depletion and amortization	11,371

14,997

Results of operations	$13,030

(1)	Represents the Company’s 50% equity interest in Roan. Results of oil and natural gas producing activities of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.

There is no tax provision included in Roan’s results above because Roan is not subject to federal income taxes.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Proved Oil, Natural Gas and NGL Reserves

The proved reserves of oil, natural gas and NGL of the Company have been prepared by the independent engineering firm, DeGolyer and MacNaughton. In accordance with Securities and Exchange Commission (“SEC”) regulations, reserves at December 31, 2017, December 31, 2016, and December 31, 2015, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the U.S., is shown below:

	Successor
	Year Ended December 31, 2017
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total Continuing Operations (Bcfe)	Total Discontinued Operations (Bcfe)	Total (Bcfe)
Riviera:
Proved developed and undeveloped reserves:
Beginning of year	2,290	72.6	104.1	3,350	170	3,520
Revisions of previous estimates	(102)	(5.6)	9.7	(78)	—	(78)
Sales of minerals in place	(754)	(37.0)	(39.6)	(1,213)	(164)	(1,377)
Extensions and discoveries	90	3.7	4.9	142	—	142
Production	(147)	(6.6)	(7.6)	(233)	(6)	(239)

End of year	1,377	27.1	71.5	1,968	—	1,968

Proved developed reserves:
Beginning of year	2,118	66.7	94.4	3,084	170	3,254
End of year	1,323	27.0	70.5	1,908	—	1,908
Proved undeveloped reserves:
Beginning of year	172	5.9	9.7	266	—	266
End of year	54	0.1	1.0	60	—	60

	Four Months Ended December 31, 2017
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Equity Method Investments: (1)
Proved developed and undeveloped reserves:
Beginning of period	173	10.3	17.8	342
Revisions of previous estimates	(14)	(2.6)	(1.9)	(42)
Extensions and discoveries	189	11.4	24.3	403
Production	(5)	(0.4)	(0.4)	(9)

End of year	343	18.7	39.8	694

Proved developed reserves:
Beginning of year	95	4.5	7.9	169
End of year	130	6.2	12.0	239
Proved undeveloped reserves:
Beginning of year	78	5.8	9.9	173
End of year	213	12.5	27.8	455

(1)	Represents the Company’s 50% equity interest in Roan.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

	Predecessor
	Year Ended December 31, 2016
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total Continuing Operations (Bcfe)	Total Discontinued Operations (Bcfe)	Total (Bcfe)
Riviera:
Proved developed and undeveloped reserves:
Beginning of year	2,212	74.3	97.0	3,240	195	3,435
Revisions of previous estimates	—	(3.8)	1.2	(16)	(13)	(29)
Extensions and discoveries	265	10.1	15.2	417	—	417
Production	(187)	(8.0)	(9.3)	(291)	(12)	(303)

End of year	2,290	72.6	104.1	3,350	170	3,520

Proved developed reserves:
Beginning of year	2,212	74.3	97.0	3,240	195	3,435
End of year	2,118	66.7	94.4	3,084	170	3,254
Proved undeveloped reserves:
Beginning of year	—	—	—	—	—	—
End of year	172	5.9	9.7	266	—	266

	Predecessor
	Year Ended December 31, 2015
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total Continuing Operations (Bcfe)	Total Discontinued Operations (Bcfe)	Total (Bcfe)
Riviera:
Proved developed and undeveloped reserves:
Beginning of year	3,552	147.8	146.3	5,318	313	5,631
Revisions of previous estimates	(1,137)	(62.4)	(38.7)	(1,743)	(112)	(1,855)
Sales of minerals in place	(13)	(4.1)	(2.0)	(50)	—	(50)
Extensions and discoveries	10	3.0	0.8	32	5	37
Production	(200)	(10.0)	(9.4)	(317)	(11)	(328)

End of year	2,212	74.3	97.0	3,240	195	3,435

Proved developed reserves:
Beginning of year	2,981	104.2	117.5	4,312	240	4,552
End of year	2,212	74.3	97.0	3,240	195	3,435
Proved undeveloped reserves:
Beginning of year	571	43.6	28.8	1,006	73	1,079
End of year	—	—	—	—	—	—

The tables above include changes in estimated quantities of oil and NGL reserves shown in Mcf equivalents using the ratio of one barrel to six Mcf. Reserves for the Company’s California properties are reported as discontinued operations for all periods presented.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Proved reserves from continuing operations decreased by approximately 1,382 Bcfe to approximately 1,968 Bcfe for the year ended December 31, 2017, from 3,350 Bcfe for the year ended December 31, 2016. The year ended December 31, 2017, includes approximately 78 Bcfe of negative revisions of previous estimates (264 Bcfe of negative revisions due to asset performance partially offset by 186 Bcfe of positive revisions due to higher commodity prices). During the year ended December 31, 2017, several divestitures decreased reserves by approximately 1,213 Bcfe (see Note 4 for additional information of divestitures). In addition, extensions and discoveries, primarily from 90 productive wells drilled during the year, contributed approximately 142 Bcfe to the increase in proved reserves.

Proved reserves from continuing operations increased by approximately 110 Bcfe to approximately 3,350 Bcfe for the year ended December 31, 2016, from 3,240 Bcfe for the year ended December 31, 2015. The year ended December 31, 2016, includes approximately 16 Bcfe of negative revisions of previous estimates (97 Bcfe of negative revisions due to lower commodity prices partially offset by 81 Bcfe of positive revisions due to asset performance). In addition, extensions and discoveries, primarily from 211 productive wells drilled during the year, contributed approximately 417 Bcfe to the increase in proved reserves.

Proved reserves from continuing operations decreased by approximately 2,078 Bcfe to approximately 3,240 Bcfe for the year ended December 31, 2015, from 5,318 Bcfe for the year ended December 31, 2014. The year ended December 31, 2015, includes approximately 1,743 Bcfe of negative revisions of previous estimates (1,332 Bcfe due to lower commodity prices, 197 Bcfe due to uncertainty regarding the Company’s future commitment to capital and 237 Bcfe due to the SEC five-year development limitation on PUDs, partially offset by 23 Bcfe of positive revisions due to asset performance). During the year ended December 31, 2015, divestitures including the Howard County Assets Sale decreased proved reserves by approximately 50 Bcfe. In addition, extensions and discoveries, primarily from 388 productive wells drilled during the year, contributed approximately 32 Bcfe to the increase in proved reserves. As a result of the uncertainty regarding the Company’s future commitment to capital, the Company reclassified all of its PUDs to unproved at December 31, 2015.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. Future income tax expenses are calculated by applying the year-end statutory tax rates (with consideration of any known future changes) to the pretax net cash flows, reduced by the applicable tax basis and giving effect to any tax deductions, tax credits and allowances relating to the proved oil and natural gas reserves. There are no future income tax expenses at December 31, 2016, or December 31, 2015, because the Predecessor was not subject to federal income taxes. Limited liability companies are subject to Texas margin tax; however, these amounts were not material. See Note 14 for additional information about income taxes.

	December 31,
	2017	2016	2015
	(in thousands)
Riviera:
Future cash inflows	$6,730,186	$9,856,698	$10,396,598
Future production costs	(3,810,932)	(5,755,460)	(6,576,424)
Future development costs	(486,989)	(917,262)	(722,685)
Future income tax expenses	(303,803)	—	—

Future net cash flows	2,128,462	3,183,976	3,097,489
10% annual discount for estimated timing of cash flows	(1,083,331)	(1,488,219)	(1,404,304)

Standardized measure of discounted future net cash flows – continuing operations	$1,045,131	$1,695,757	$1,693,185

Standardized measure of discounted future net cash flows – discontinued operations	$—	$232,941	$344,988

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$2.98	$2.48	$2.59
Oil (Bbl)	$51.34	$42.64	$50.16

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

(1)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

December 31, 2017
(in thousands)
Equity Method Investments: (1)
Future cash inflows	$2,635,233
Future production costs	(832,362)
Future development costs	(372,884)

Future net cash flows	1,429,987
10% annual discount for estimated timing of cash flows	(832,152)

Standardized measure of discounted future net cash flows	$597,835

Representative NYMEX prices: (2)
Natural gas (MMBtu)	$2.98
Oil (Bbl)	$51.34

(1)	Represents the Company’s 50% equity interest in Roan.
(2)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

There are no future income tax expenses at December 31, 2017, because Roan is not subject to federal income taxes.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Riviera:
Sales and transfers of oil, natural gas and NGL produced during the period	$(438,775)	$(349,080)	$(448,963)
Changes in estimated future development costs	(5,276)	19,460	953,393
Net change in sales and transfer prices and production costs related to future production	400,411	(92,236)	(5,313,449)
Sales of minerals in place	(685,050)	—	(97,785)
Extensions, discoveries and improved recovery	187,223	221,765	46,487
Previously estimated development costs incurred during the period	9,704	—	84,329
Net change due to revisions in quantity estimates	(65,935)	10,387	(939,030)
Net change in income taxes	(155,257)	—	—
Accretion of discount	169,576	169,318	707,085
Changes in production rates and other	(67,247)	22,958	(369,736)

Change – continuing operations	$(650,626)	$2,572	$(5,377,669)

Change – discontinued operations	$(232,941)	$(112,047)	$(766,072)

Four Months Ended December 31, 2017
(in thousands)
Equity Method Investments (1)
Standardized measure – Beginning of period	$304,900

Sales and transfers of oil, natural gas and NGL produced during the period	(32,618)
Changes in estimated future development costs	(14,617)
Net change in sales and transfer prices and production costs related to future production	33,912
Extensions, discoveries and improved recovery	270,737
Previously estimated development costs incurred during the period	89,457
Net change due to revisions in quantity estimates	(47,222)
Accretion of discount	10,163
Changes in production rates and other	(16,877)

Net increase	292,935

Standardized measure – End of year	$597,835

(1)	Represents the Company’s 50% equity interest in Roan. Changes in the standardized measure of discounted future net cash flows of Roan for 2017 is for the period from September 1, 2017 through December 31, 2017.

RIVIERA RESOURCES, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)—Continued

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and assumptions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

APPENDIX A—GLOSSARY OF OIL AND NATURAL GAS TERMS

As commonly used in the oil and natural gas industry and as used in this prospectus, the following terms have the following meanings:

Basin. A large area with a relatively thick accumulation of sedimentary rocks.

Bbl. One stock tank barrel or 42 U.S. gallons liquid volume.

Bcf. One billion cubic feet.

Bcfe. One billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

Btu. One British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees to 59.5 degrees Fahrenheit.

Development well. A well drilled within the proved area of a reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Formation. A stratum of rock that is recognizable from adjacent strata consisting primarily of a certain type of rock or combination of rock types with thickness that may range from less than two feet to hundreds of feet.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls. One thousand barrels of oil or other liquid hydrocarbons.

MBbls/d. MBbls per day.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

MMcf/d. MMcf per day.

MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMcfe/d. MMcfe per day.

MMMBtu. One billion British thermal units.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

NGL. Natural gas liquids, which are the hydrocarbon liquids contained within natural gas.

Productive well. A well found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Reserves that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves or PUDs. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reservoir. A porous and permeable underground formation containing a natural accumulation of economically productive natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Royalty interest. An interest that entitles the owner of such interest to a share of the mineral production from a property or to a share of the proceeds there from. It does not contain the rights and obligations of operating the property and normally does not bear any of the costs of exploration, development and operation of the property.

Spacing. The number of wells which conservation laws allow to be drilled on a given area of land.

Standardized measure of discounted future net cash flows. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the regulations of the

Securities and Exchange Commission, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization; discounted using an annual discount rate of 10%.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil, natural gas and NGL regardless of whether such acreage contains proved reserves.

Unproved reserves. Reserves that are considered less certain to be recovered than proved reserves. Unproved reserves may be further sub-classified to denote progressively increasing uncertainty of recoverability and include probable reserves and possible reserves.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover. Maintenance on a producing well to restore or increase production.

Zone. A stratigraphic interval containing one or more reservoirs.

Riviera Resources, Inc.

Common Stock

(par value $0.01 per share)

PRELIMINARY PROSPECTUS

                    , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all estimated expenses in connection with the issuance and distribution of the securities to be registered. With the exception of the SEC registration fee, the amounts set forth below are estimates.

SEC registration fee	$169,479
Accountants’ fees and expenses	515,000
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	8,000
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to maintain liability insurance policies that indemnify our directors and officers and those of our subsidiaries against various liabilities, including certain liabilities arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

The Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein, contains the required information.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if such registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of such registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of such registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrants;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of such registrant; and

(iv) any other communication that is an offer in the offering made by such registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description

2.1*#	Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC, dated January 25, 2017

2.2*#	Purchase and Sale Agreement, dated April 30, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Jonah Energy LLC.

2.3*#	Purchase and Sale Agreement, dated May 23, 2017, by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Linn Midstream, LLC and Berry Petroleum Company, LLC.

2.4*#	Purchase and Sale Agreement, dated May 25, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Denbury Onshore, LLC.

2.5*#	First Amendment, dated June 30, 2017, to Purchase and Sale Agreement, dated May 25, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Denbury Onshore, LLC.

2.6*#	Purchase and Sale Agreement, dated June 1, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC, Linn Midstream, LLC and Bridge Energy LLC.

2.7*	First Amendment, dated July 10, 2017, to Purchase and Sale Agreement, dated June 1, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC, Linn Midstream, LLC and Bridge Energy LLC.

2.8*#	Purchase and Sale Agreement, dated October 3, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Washakie Exaro Opportunities, LLC.

2.9*#	First Amendment, dated October 12, 2017, to Purchase and Sale Agreement, dated October 3, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Washakie Exaro Opportunities, LLC.

2.10*#	Purchase and Sale Agreement, dated October 20, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Valorem Energy Operating, LLC.

2.11*#	Purchase and Sale Agreement, dated December 18, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Scout Energy Group IV, LP.

2.12*#	Amendment, dated January 11, 2018, to Purchase and Sale Agreement, dated December 18, 2017, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Scout Energy Group IV, LP.

2.13*#	Purchase and Sale Agreement, dated January 15, 2018, by and between Linn Energy Holdings, LLC, Linn Operating, LLC and Altamont Energy LLC (f/k/a Wasatch Energy LLC).

2.14*#	Purchase and Sale Agreement, dated February 13, 2018, by and among Linn Energy Holdings, LLC, Linn Operating, LLC and Scout Energy Group IV, LP.

2.15*#	Fourth Amendment to Contribution Agreement, dated February 27, 2018, to Contribution Agreement, dated June 27, 2017, by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Citizen Energy II, LLC and Roan Resources LLC.

2.16*#	First Amendment, dated February 27, 2018, to Purchase and Sale Agreement, dated January 15, 2018, by and among Linn Energy Holdings, LLC, Linn Operating, LLC and Altamont Energy LLC (f/k/a Wasatch Energy LLC).

2.17*	Second Amendment, dated February 28, 2018, to Purchase and Sale Agreement, dated January 15, 2018, by and among Linn Energy Holdings, LLC, Linn Operating, LLC and Altamont Energy LLC (f/k/a Wasatch Energy LLC).

2.18**#	Form of Separation and Distribution Agreement between Linn Energy, Inc. and Riviera Resources, Inc.

2.19**	Form of Assignment Agreement between Linn Energy, Inc. and Riviera Resources, Inc.

Exhibit Number	Description

3.1*	Form of Certificate of Incorporation of Riviera Resources, Inc.

3.2**	Form of Bylaws of Riviera Resources, Inc.

5.1**	Opinion of Kirkland & Ellis LLP regarding the validity of the securities being registered.

10.1**	Form of Transition Services Agreement between Linn Energy, Inc. and Riviera Resources, Inc.

10.2**	Form of Tax Matters Agreement between Linn Energy, Inc., Riviera Resources, Inc. and the subsidiaries of Riviera Resources, Inc. party thereto.

10.3**	Form of Registration Rights Agreement.

10.4**	Form of Riviera Resources, Inc. 2018 Omnibus Incentive Plan.

10.5*	Form of Blue Mountain Midstream LLC 2018 Omnibus Incentive Plan.

10.6**	Form of Indemnity Agreement between Riviera Resources, Inc. and the directors and officers of Riviera Resources, Inc.

10.7*	Transition Services and Separation Agreement, dated as of February 28, 2017, by and between Linn Energy, LLC, LinnCo, LLC, and certain subsidiaries of Linn Energy, Inc. party thereto and Berry Petroleum Company, LLC.

10.8*	Joint Operating Agreement, dated February 28, 2017, between Linn Operating, Inc., as operator, and Berry Petroleum Company, LLC, as non-operator (Hugoton).

10.9*	Joint Operating Agreement, dated February 28, 2017, between Berry Petroleum Company, LLC, as operator, and Linn Energy Holdings, LLC, as non-operator (Hill).

10.10*	Engineering and Construction Agreement, dated June 13, 2017, between Blue Mountain Midstream LLC (f/k/a LINN Midstream, LLC) and BCCK Engineering Incorporated.

10.11*	Equipment Supply Agreement, dated June 13, 2017, between Blue Mountain Midstream LLC (f/k/a LINN Midstream, LLC) and BCCK Engineering Incorporated.

10.12*	Contribution Agreement, dated June 27, 2017, by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Citizen Energy II, LLC and Roan Resources LLC.

10.13*	First Amendment to Contribution Agreement, dated August 31, 2017, to Contribution Agreement, dated June 27, 2017, by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Citizen Energy II, LLC and Roan Resources LLC.

10.14*	Second Amendment to Contribution Agreement, dated October 31, 2017, to Contribution Agreement, dated June 27, 2017, by and among Roan Holdco LLC, Linn Operating, LLC, Roan Holdings, LLC and Roan Resources LLC.

10.15*	Third Amendment to Contribution Agreement, dated November 29, 2017, to Contribution Agreement, dated June 27, 2017, by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Citizen Energy II, LLC and Roan Resources LLC.

10.16*	Amended and Restated Limited Liability Company Agreement of Roan Resources LLC, dated as of August 31, 2017.

10.17*	Credit Agreement, dated as of February 28, 2017, among Linn Energy Holdco II LLC, as borrower, Linn Energy Holdco LLC, as parent, Linn Energy, Inc., as holdings, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

10.18*	First Amendment and Consent to Credit Agreement, dated as of May 31, 2017, to the Credit Agreement and Security Agreement, dated as of February 28, 2017, among Linn Energy Holdco II LLC, as borrower, Linn Energy Holdco LLC, as parent, Linn Energy, Inc., as holdings, the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.

Exhibit Number	Description

10.19*	Credit Agreement, dated as of August 4, 2017, among Linn Energy Holdco II LLC, as borrower, Linn Energy Holdco LLC, as parent, Linn Energy, Inc., as holdings, Royal Bank of Canada, as administrative agent, Citibank, N.A., as syndication agent, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and PNC Bank National Association, as co-documentation agents, and the lenders party thereto.

10.20*	First Amendment, dated as of September 29, 2017, to the Credit Agreement, dated as of August 4, 2017, among Linn Energy Holdco II LLC, as borrower, Linn Energy Holdco LLC, as parent, Linn Energy, Inc., as holdings, Royal Bank of Canada, as administrative agent, Citibank, N.A., as syndication agent, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and PNC Bank National Association, as co-documentation agents, and the lenders party thereto.

10.21*

Second Amendment, dated as of April 30, 2018, to the Credit Agreement, dated as of August 4, 2017, among Linn Energy Holdco II LLC, as borrower, Linn Energy Holdco LLC, as parent, Linn Energy, Inc. as holdings, Royal Bank of Canada, as administrative agent, Citibank, N.A., as syndication agent, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and PNC Bank National Association, as co-documentation agents, and the lenders party thereto.

10.22*	Third Amended and Restated Employment Agreement of David B. Rottino, dated February 28, 2017.

10.23*	Letter Agreement, dated April 19, 2018, between David B. Rottino and Linn Energy, Inc.

10.24*	Offer Letter to Daniel Furbee, dated March 19, 2018.

10.25*	Linn Energy, Inc. Severance Plan, dated February 28, 2017.

10.26*	Employment Agreement of Greg Harper, dated March 29, 2018.

10.27**	Amendment No. 1 to Employment Agreement of Greg Harper, dated July 17, 2018.

10.28**	Form of Performance-Vesting Stock Unit Agreement pursuant to the Riviera Resources, Inc. 2018 Omnibus Incentive Plan.

10.29**	Form of Restricted Stock Unit Agreement pursuant to the Riviera Resources, Inc. 2018 Omnibus Incentive Plan.

10.30*	Form of Performance-Vesting Security Unit Agreement pursuant to the Blue Mountain Midstream LLC 2018 Omnibus Incentive Plan.

10.31*	Form of Restricted Security Unit Agreement pursuant to the Blue Mountain Midstream LLC 2018 Omnibus Incentive Plan.

10.32**	Form of Blue Mountain Credit Agreement.

21.1*	List of Significant Subsidiaries of Riviera Resources, Inc.

23.1**	Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1).

23.2**	Consent of KPMG LLP.

23.3**	Consent of DeGolyer and MacNaughton—LINN Energy.

23.4**	Consent of DeGolyer and MacNaughton—Roan.

24.1*	Powers of Attorney (included on signature page of the Registration Statement on Form S-1 of Riviera Resources, LLC filed on June 27, 2018).

99.1*	2017 Report of DeGolyer and MacNaughton—LINN Energy.

99.2*	2017 Report of DeGolyer and MacNaughton—Roan.

*	Previously filed.
**	Filed herewith.
#	Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 19, 2018.

RIVIERA RESOURCES, LLC

By:	/s/ David B. Rottino
	Name:	David B. Rottino
	Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on July 19, 2018.

Signature	Title

/s/ David B. Rottino David B. Rottino	President, Chief Executive Officer and Director (Principal Executive Officer)

* James G. Frew	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Darren Schluter	Executive Vice President, Finance, Administration and Chief Accounting Officer (Principal Accounting Officer)

* Matthew Bonanno	Director

* Philip Brown	Director

* C. Gregory Harper	Director

* Evan Lederman	Director

* Andrew Taylor	Director

*	David B. Rottino hereby signs this Amendment No. 1 to the Registration Statement on behalf of the indicated person for whom he is attorney-in-fact pursuant to powers of attorney previously included with the Registration Statement on Form S-1 of Riviera Resources, LLC filed on June 27, 2018 with the Securities and Exchange Commission.

By:	/s/ David B. Rottino
David B. Rottino
Attorney-in-fact